Annual Report

March 31, 2010

Domestic Equity Funds

Ivy Dividend Opportunities Fund

Ivy Micro Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Value Fund

Global and International Funds

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

Ivy Cundill Global Value Fund

Ivy European Opportunities Fund

Ivy International Balanced Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Pacific Opportunities Fund

Specialty Funds

Ivy Balanced Fund

Ivy Global Natural Resources Fund

Ivy Real Estate Securities Fund

Fixed-Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy Mortgage Securities Fund



IVY FUNDS®

PROVEN I FOCUSED I CONSTANT

CONTENTS
Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder:

Over the last 12 months, investors have witnessed a dramatic reversal of fortune that began in March 2009, when several government programs were implemented to stabilize the economy and financial markets. These programs included a housing rescue plan, the purchase of Treasuries and mortgage-backed securities in the open market and the acquisition of toxic real estate assets from banks. In all, the total package amounted to in excess of $1 trillion. In addition, short-term interest rates at the time were reduced to essentially zero, where they remain. These aggressive efforts, and similar policies implemented in many foreign markets, eliminated the threat of a global financial and economic meltdown, which seemed almost inevitable in the absence of any response.

Despite the bleak economic outlook at that time, investors began to demonstrate some appetite for risk, recognizing the power of the initiatives put in place. Stocks and bonds began to rally. In the spring of 2009, numerous economic "green shoots" began to appear, including an upturn in housing and a recovery in demand for consumer durable goods. By the third quarter of 2009, gross domestic product expanded at a 2.28 percent annualized rate. Progress continued as 2009 wound to a close. In the fourth quarter of 2009, gross domestic product expanded 5.3 percent. Stocks, which first turned up in March, continued their upward trajectory into early 2010.

Challenges remain, including persistent high unemployment, continued stress in the beleaguered U.S. housing sector, a ballooning government deficit and substantial uncertainty regarding the effect of the inevitable unwinding of all of the stimulus initiatives. Nonetheless, markets closed the fiscal year ended March 31, 2010 on a high note; the S&P 500 Index gained 49.78 percent during the period. Fixed-income markets, as measured by the Citigroup Broad Investment Grade Index, also did well, increasing 6.44 percent for the fiscal year.

Although numerous imponderables remain, we are optimistic that better days are ahead. Interest rates are low, government policy remains accommodative, companies are reporting more robust activity and job creation seems to be developing. The economy in the first calendar quarter expanded at a 3.2 percent rate. Corporate profits in the quarter are expanding sharply; this backdrop should translate into a higher stock market, as my belief continues to be that stock prices follow earnings.

Economic Snapshot

	3/31/10	3/31/09
S&P 500 Index	1169.43	797.87
MSCI EAFE Index	1584.27	1056.23
Citigroup Broad Investment Grade Index (annualized yield to maturity)	3.26%	3.35%
U.S. unemployment rate	9.7%	8.5%
30-year fixed mortgage rate	4.99%	4.85%
Oil Price per barrel	$83.76	$49.66

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust in Ivy Funds, and encourage you to share in our optimism for the future.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Ivy Dividend Opportunities Fund



David P. Ginther

Below, David P. Ginther, CPA, portfolio manager of the Ivy Dividend Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2010. He has managed the Fund since its inception and has 15 years of industry experience.

Fiscal year performance

For the 12 Months Ended March 31, 2010

Ivy Dividend Opportunities Fund (Class A shares at net asset value)	39.29%
Benchmark(s) and/or Lipper Category	
Russell 1000 Index (generally reflects the performance of stocks that represent the equity market)	51.61%
Lipper Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	46.51%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Rocky start, dramatic finish

The fiscal year ended March 31, 2010, proved to be one of dramatic change in the investment markets. When the year began, the U.S. financial system stood at the brink of collapse and the global economy threatened to slip into the greatest worldwide recession since the 1930s. But the tide had actually begun to turn shortly before our last report to you. On March 6, 2009, the Dow Jones Industrial Average broke below 6500 and the S&P 500 declined to 666.79, falling another 25 percent from the end of 2008 and recording losses of more than 50 percent from their 2007 peaks. As alarming as that was, the market had found its floor.

Since then, markets rallied impressively. Investment banks, many of which had received TARP assistance, posted strong first quarter 2009 earnings, which in turn sparked a reversal in investor sentiment. Investors once again discovered their appetite for risk and demonstrated their preference for lower-quality or less financially secure businesses, driving a low-quality rally that ultimately drove up the prices of those businesses that had declined the most in the credit crisis. By mid-year news of improving earnings and better consumer sentiment about the global economic outlook bolstered equities.

This upward trajectory continued during the second half of 2009. U.S. gross domestic product registered growth in the third quarter for the first time in more than a year, while the final quarter of 2009 saw a broad-based advance, with all sectors recording gains and a number of economic indicators improving, suggesting that continued recovery was moving toward sustainability. Also notable during the fourth quarter was the strengthening of the dollar versus many foreign currencies and the global response to the debt default by Dubai World, a

state-owned development company in the United Arab Emirates. This event served as a harsh reminder that while the credit crisis may have faded from the forefront of investors' minds, it may not be over. Although U.S. markets stumbled only briefly in response, the default reignited concern about the economic challenges facing some of the weakest European countries – particularly Greece. But the year ended on a decidedly positive note, with the market rebounding nearly 65 percent from the bottom to end 2009 near its highs for the year.

The momentum that drove the equity markets higher throughout much of 2009 continued into the first quarter of 2010, albeit at about half the pace of the final quarter of 2009. Although many economic indicators pointed to continued recovery and increasing stability in the U.S. economy, domestic equities spent the bulk of the first quarter of 2010 searching for direction. This was due in part to events taking place in several emerging markets. China began to tighten credit in an effort to slow down its perhaps too-rapidly-growing economy and stave off inflation. We think China ultimately will manage this successfully, but in the meantime, fallout from that situation, combined with escalating concern about economic challenges facing some of the weakest European countries – particularly Greece – has resulted in increased volatility and restrained the U.S. market. We anticipate that this volatility will continue as central banks, both here and abroad, continue to reduce their quantitative easing. We also expect that lingering high unemployment, sluggish wage gains, relatively tight credit and record-high home foreclosures will continue to restrain domestic economic growth for some time to come.

Steadfast approach

Despite the rapidly evolving market that characterized the Fund's fiscal year, we did not stray from our long-held approach to identifying those companies that we feel possess the balance-sheet strength, sustainable business models and earning power and that, in our belief, stand to benefit the most in the early stages of economic recovery. We maintained our focus on dividend growth, rather than high-yielding stocks, and focused on total returns in an effort to achieve a combination of income growth and long-term capital appreciation. We entered the year defensively positioned, emphasizing stocks that we thought were less sensitive to the recession, but this overly defensive posture ultimately restrained the Fund's performance relative to its benchmark and peers.

On the plus side, absolute performance was helped earlier by the Fund's then-substantially overweight stake in energy – a position we undertook on the belief that the oil and gas oversupply that characterized the market earlier in the year was temporary and that energy prices would move higher. An overweight in consumer staples also proved beneficial in absolute terms.

As the year progressed, earnings growth, driven by revenue growth and the ongoing benefits of cost cutting, continued to surprise on the upside. We did make some tactical shifts in an effort to take advantage of this changing environment. One of our larger efforts was to position the Fund a bit more aggressively. Specifically, we increased exposure to the consumer discretionary, industrials and materials sectors and also added selected names in information technology and financials. We eliminated some higher-yielding telecom names – firms that did not appear to us to have upside opportunity – in favor of other holdings that we think are more likely to provide dividend growth and capital appreciation for total return as the economy improves. We have reduced the Fund's overall exposure to energy, but added a few names we think are well positioned to benefit from demand for energy that we believe will likely outstrip supply. We reduced exposure in consumer staples and health care as well.

Cautiously optimistic

The economic outlook continues to improve, although concerns remain about the strength and sustainability of recovery. We fully expect credit to continue to improve throughout 2010, although we think stimulus will begin to slow in the latter half of the year. We are not yet concerned about inflation, despite the enormous liquidity that was injected by the Federal government into the system in an effort to stimulate the economy, because unemployment remains high – a factor that we believe will keep wages from rising too quickly. We are concerned, however, about the effect of increased regulation and taxes, which could restrain economic growth and recovery. In the near term, we remain cautious on consumer spending due to the high unemployment rate, although we believe employment growth will improve in the months ahead. Finally, we believe that dividend-paying stocks should benefit from a continued low-interest-rate environment in which total returns become increasingly important.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Dividend paying investments may not experience the same price appreciation as non-dividend paying investments. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Dividend Opportunities Fund.

Ivy Dividend Opportunities Fund

ALL DATA IS AS OF MARCH 31, 2010 (UNAUDITED)

Asset Allocation



Stocks 96.14%

Cash and Cash Equivalents 3.86%

Stocks	**96.14%**
Energy	16.41%
Industrials	15.32%
Financials	14.62%
Information Technology	13.04%
Consumer Staples	12.19%
Materials	9.15%
Consumer Discretionary	9.04%
Health Care	3.79%
Telecommunication Services	1.47%
Utilities	1.11%
Cash and Cash Equivalents	**3.86%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	242/298	81
3 Year	104/245	43
5 Year	43/193	23

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Schlumberger Limited	Energy
Microchip Technology Incorporated	Information Technology
Halliburton Company	Energy
Colgate-Palmolive Company	Consumer Staples
Philip Morris International Inc.	Consumer Staples
Deere & Company	Industrials
Exxon Mobil Corporation	Energy
Union Pacific Corporation	Industrials
Emerson Electric Co.	Industrials
JPMorgan Chase & Co.	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



Ivy Dividend Opportunities Fund, Class A Shares[1]							$13,984
Russell 1000 Index							$14,163
Lipper Equity Income Funds Universe Average							$14,475

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3–31–10	31.28%	33.88%	38.30%	31.32%	39.80%	39.58%
5-year period ended 3–31–10	2.58%	2.64%	3.03%	—	—	3.95%
10-year period ended 3–31–10	—	—	—	—	—	—
Since inception of Class[3] through 3–31–10	5.09%	5.05%	5.21%	–5.69%	–3.17%	6.17%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)6–30–03 for Class A, Class B, Class C and Class Y shares and 4–2–07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The Illustration of Fund Expenses for each Fund is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2010.

Actual Expenses

The first line for each share class in each table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in each table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,094.60	1.35%	$ 7.12
Class B	$1,000	$1,089.70	2.36%	$12.33
Class C	$1,000	$1,089.90	2.06%	$10.76
Class E	$1,000	$1,094.90	1.37%	$ 7.12
Class I	$1,000	$1,096.70	0.99%	$ 5.14
Class Y	$1,000	$1,095.30	1.21%	$ 6.29
Based on 5% Return[2]				
Class A	$1,000	$1,018.18	1.35%	$ 6.86
Class B	$1,000	$1,013.17	2.36%	$11.88
Class C	$1,000	$1,014.68	2.06%	$10.38
Class E	$1,000	$1,018.10	1.37%	$ 6.86
Class I	$1,000	$1,020.01	0.99%	$ 4.95
Class Y	$1,000	$1,018.89	1.21%	$ 6.06

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Dividend Opportunities Fund *(in thousands)* MARCH 31, 2010

COMMON STOCKS	Shares	Value
Apparel, Accessories & Luxury Goods – 1.50%		
V.F. Corporation	49	$ 3,887
Asset Management & Custody Banks – 1.68%		
T. Rowe Price Group, Inc.	79	4,364
Brewers – 0.40%		
Molson Coors Brewing Company, Class B	25	1,033
Communications Equipment – 1.88%		
QUALCOMM Incorporated	116	4,871
Computer Hardware – 2.51%		
Hewlett-Packard Company	122	6,500
Construction & Engineering – 1.86%		
Fluor Corporation	104	4,837
Construction & Farm Machinery & Heavy Trucks – 2.95%		
Deere & Company	129	7,661
Consumer Finance – 2.68%		
Capital One Financial Corporation	168	6,955
Data Processing & Outsourced Services – 2.01%		
Visa Inc., Class A	57	5,211
Department Stores – 1.77%		
Macy's Inc.	211	4,600
Diversified Banks – 3.39%		
Barclays PLC, ADR	168	3,647
Wells Fargo & Company	165	5,134
		8,781
Diversified Chemicals – 3.12%		
Dow Chemical Company (The)	136	4,032
PPG Industries, Inc.	62	4,069
		8,101
Diversified Metals & Mining – 2.46%		
Rio Tinto plc, ADR	22	5,089
Southern Copper Corporation	41	1,294
		6,383
Electrical Components & Equipment – 2.77%		
Emerson Electric Co.	143	7,173
Fertilizers & Agricultural Chemicals – 1.57%		
Monsanto Company	57	4,085
Health Care Equipment – 0.78%		
Stryker Corporation	35	2,020
Home Improvement Retail – 0.95%		
Lowe's Companies, Inc.	101	2,454
Homebuilding – 1.46%		
D.R. Horton, Inc.	300	3,776

COMMON STOCKS (Continued)	Shares	Value
Hotels, Resorts & Cruise Lines – 2.30%		
Starwood Hotels & Resorts Worldwide, Inc.	128	$ 5,987
Household Products – 4.20%		
Colgate-Palmolive Company	98	8,313
Procter & Gamble Company (The)	41	2,569
		10,882
Industrial Conglomerates – 1.33%		
Textron Inc.	163	3,450
Industrial Gases – 0.50%		
Air Products and Chemicals, Inc.	17	1,290
Industrial Machinery – 1.85%		
Illinois Tool Works Inc.	101	4,802
Integrated Oil & Gas – 2.94%		
Exxon Mobil Corporation	114	7,626
Integrated Telecommunication Services – 1.47%		
AT&T Inc.	148	3,826
Mortgage REITs – 0.93%		
Annaly Capital Management, Inc.	141	2,422
Multi-Utilities – 1.11%		
Dominion Resources, Inc.	70	2,872
Oil & Gas Drilling – 1.34%		
Transocean Inc. (A)	40	3,485
Oil & Gas Equipment & Services – 10.16%		
Halliburton Company	283	8,520
National Oilwell Varco, Inc.	87	3,539
Schlumberger Limited	145	9,210
Smith International, Inc.	118	5,053
		26,322
Oil & Gas Exploration & Production – 1.97%		
Apache Corporation	50	5,116
Other Diversified Financial Services – 4.55%		
Bank of America Corporation	265	4,721
JPMorgan Chase & Co.	158	7,074
		11,795
Paper Packaging – 0.50%		
Sonoco Products Company	42	1,285
Pharmaceuticals – 3.01%		
Abbott Laboratories	99	5,218
Teva Pharmaceutical Industries Limited, ADR	41	2,599
		7,817
Railroads – 4.56%		
Norfolk Southern Corporation	76	4,253
Union Pacific Corporation	103	7,561
		11,814
Restaurants – 1.06%		
McDonald's Corporation	41	2,742

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 4.72%		
Intel Corporation	140	$ 3,112
Microchip Technology Incorporated	325	9,147
		12,259
Soft Drinks – 1.73%		
Coca-Cola Company (The)	82	4,499
Specialized Finance – 1.39%		
CME Group Inc.	11	3,604
Steel – 1.00%		
Nucor Corporation	57	2,603
Systems Software – 1.92%		
Microsoft Corporation	170	4,985
Tobacco – 5.86%		
Altria Group, Inc.	112	2,303
Lorillard, Inc.	65	4,913
Philip Morris International Inc.	153	8,001
		15,217
TOTAL COMMON STOCKS – 96.14%		**$249,392**
(Cost: $208,751)		

SHORT-TERM SECURITIES – 1.54%	Principal	
Master Note		
Toyota Motor Credit Corporation,		
0.134%, 4–1–10 (B)	$3,985	$ 3,985
(Cost: $3,985)		

TOTAL INVESTMENT SECURITIES – 97.68%		**$253,377**
(Cost: $212,736)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.32%		6,023
NET ASSETS – 100.00%		**$259,400**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy Micro Cap Growth Fund







Paul J. Ariano   William Jeffery III   Paul K. LeCoq   Kenneth F. McCain   Carl Wiese

Ivy Micro Cap Growth Fund is subadvised by Wall Street Associates. Wall Street Associates has managed the Fund since its inception in February 2009.

Below, Paul J. Ariano, CFA, William Jeffery III, Paul K. LeCoq, Kenneth F. McCain, and Carl Wiese, CFA, portfolio managers of the Ivy Micro Cap Growth Fund, discuss the Fund's positioning, performance and results for the fiscal year ended March 31, 2010.

Fiscal year performance

For the 12 Months Ended March 31, 2010

Ivy Micro Cap Growth Fund (Class A shares at net asset value)	66.16%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of smaller company stocks)	60.31%
Russell Microcap Growth Index (generally reflects the performance of stocks in the smallest category of publicly traded companies)	62.48%
Lipper Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	59.39%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Multiple indexes are shown because the Fund's management team expects to typically invest in companies of more than one level of market capitalization.

Back in the swing

For the 12 months ended March 31, 2010, investors enjoyed a massive stock and commodities market rally as deeply oversold markets bounced off the March 2009 lows. The period produced strong equity returns typical of an emerging cyclical recovery. The global economy continues to improve, and the United States is participating due to sustained monetary and fiscal stimulus, improving retail sales, less-negative employment news and rock-bottom interest rates. On March 16 the Federal Reserve reiterated its resolve to maintain "exceptionally low" interest rates for "an extended period." As a result, by the end of the fiscal period, stock indices hit recovery highs.

Good things come in threes

Investments in the technology sector produced the greatest contribution to the Fund's return for the period, driven by strong stock selection in the group. Investments in the consumer discretionary and energy sectors posted triple-digit returns for the period and outpaced the benchmark sector returns. Investments in the health care sector detracted from the Fund's performance, as the group rose only 54 percent and trailed the broader benchmark return for the year. The Fund had an overweight position in the sector, but stock selection was additive for the period. Performance for the group has improved since Congress finalized the health care reform bill and uncertainties have been removed.

Unfolding market environment presents benefits

As a positive long-term trend continues to develop in the energy sector, we continue to overweight the sector with particular emphasis on oil and gas drilling, service, exploration, production, infrastructure building and associated technologies. While short-run demand destruction, deleveraging and a "speculative unwind" negatively impacted these groups in the 2008–09 downturn, energy and resource-oriented companies have performed well during the recent market recovery. Cyclical declines can and do occur, and history has told us that as conditions improved, demand for energy and commodities returned and prospects for related companies improved.

Health care companies are becoming important contributors to performance, and we continue to maintain an overweight target versus comparable benchmarks in this sector. Despite investor uncertainty regarding the fate of health care, there's a positive case for health care companies as many experience high relative profitability, attractive valuations and improving profit margins. Demographic trends and revenue increases are positive factors for health care technology, equipment, services and pharmaceutical companies. The medical technology, equipment, device and diagnostics companies we find most attractive are in the midst of ramping up product cycles and are experiencing robust earnings growth. We think biotechnology companies should continue to see above-average prospects as they experience a greater share of new drug approvals and "big pharma" pushes hard via partnerships to replace large drugs coming off patent. Health care-related companies historically have been resistant to economic downturns, but the intense political scrutiny faced by this sector raises investor concern. However, many believe the passing of Congress' health care bill will cause the political pressure to abate. Investors' uncertainty may diminish as they see that these groups are fundamentally strong, attractively valued and positioned for long-term improvement in revenues, earnings and margins.

Many factors continue to negatively impact household budgets, making stock selection extremely challenging and important within the consumer discretionary sector. This has been a difficult period, yet consumers have come out of hibernation spurred by the fiscal stimulus, a rebounding stock market and pent-up demand that needs to be satisfied. We remain somewhat cautious and maintain an equal-weight target weighting versus comparable benchmarks in this sector. While consumer confidence and spending have begun to improve, labor markets continue to suffer, making the current environment for consumer-related companies quite difficult, and one that demands a focus on valuations.

Technology companies have improved, and we continue to target an overweight position versus comparable benchmarks in this sector. We believe the diverse thematic influences within technology industry groups will positively impact select companies that are either gaining market share and/or exhibiting strong growth rates. We expect the Fund's software- and hardware-related positions should benefit from outsourcing, security, data storage, business redundancy, disaster preparedness and digitization trends. Semiconductor-related companies continue to see some positive changes. Global technology orders are strengthening, technology production and retail sales are improving, technology durable orders are improving, and global semiconductor capacity use and semi-cap equipment orders are gaining. Valuation measures for these technology groups remain attractive. Looking ahead, we may see the start of a personal computer upgrade cycle. Wireless and smart phone penetration is expected to continue and technology suppliers to the developing world should see robust demand.

Into the future

We expect companies to continue seeing higher forecasted long-term earnings growth rates versus comparable benchmarks. While the number of U.S.-based investment opportunities remains high, we continue to encounter more compelling investment candidates in foreign-based companies, all of which trade on major U.S. exchanges and some of which are benchmark constituents. These foreign-based companies exhibit the same positive characteristics we have traditionally looked for in all investment candidates (with more compelling valuations). Such companies have the added benefit of their operations concentrated within the fastest-growing economies on the planet – countries experiencing strong emerging profit cycles expected to last for decades. In an environment in which overall growth rates are low, companies that exhibit strong and highly predictable rates of growth eventually command premium valuations. Historically, during economically slow periods, investors recognized the attractiveness of true growth stocks. We think this recognition is occurring, and while valuations are not as cheap as they were earlier this year, they are still compelling. As confidence continues to build, history tells us that one of the most rewarding settings for growth equity portfolios appear to be in place for investors – an environment in which growth is scarce and a premium is paid for companies expanding at a more rapid pace than the overall economy.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investing in micro-cap stocks may carry more risk than investing in stocks of larger, more established companies. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Micro Cap Growth Fund.

Ivy Micro Cap Growth Fund

Asset Allocation



Stocks 90.63%

Cash and Cash Equivalents 9.37%

Stocks	**90.63%**
Information Technology	27.38%
Health Care	23.75%
Consumer Discretionary	19.26%
Industrials	9.66%
Energy	5.29%
Materials	2.98%
Consumer Staples	1.69%
Financials	0.62%
Cash and Cash Equivalents	**9.37%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	115/536	22

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Grand Canyon Education, Inc.	Consumer Discretionary
Questcor Pharmaceuticals, Inc.	Health Care
True Religion Apparel, Inc.	Consumer Discretionary
Isilon Systems, Inc.	Information Technology
Health Grades, Inc.	Health Care
T–3 Energy Services, Inc.	Energy
Pharmasset, Inc.	Health Care
Rentrak Corporation	Consumer Discretionary
Obagi Medical Products, Inc.	Health Care
Spectranetics Corporation (The)	Health Care

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Micro Cap Growth Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Ivy Micro Cap Growth Fund:
Class A Shares(1)(2) $15,300
Class B Shares(2) $15,956
Class C Shares(2) $16,050
Class I Shares(2) $16,284
Class Y Shares(2) $16,158
Russell 2000 Growth Index(3) $17,469
Russell Microcap Growth Index(3) $17,785
Lipper Small-Cap Growth Funds Universe Average(3) $17,263
2-17 2009
3-31 2009
6-30 2009
9-30 2009
12-31 2009
3-31 2010

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment.

(2)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(3)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of February 28, 2009.

Average Annual Total Return(4)	Class A	Class B	Class C	Class I	Class Y
1-year period ended 3–31–10	56.61%	59.49%	64.45%	66.68%	65.38%
5-year period ended 3–31–10	—	—	—	—	—
10-year period ended 3–31–10	—	—	—	—	—
Since inception of Class(5) through 3–31–10	46.43%	48.63%	52.85%	54.85%	53.77%

(4)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(5)2–17–09 for Class A, Class B, Class C, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,123.40	1.95%	$10.30
Class B	$1,000	$1,111.90	3.86%	$20.38
Class C	$1,000	$1,116.20	3.16%	$16.61
Class I	$1,000	$1,124.60	1.70%	$ 9.03
Class Y	$1,000	$1,117.40	2.12%	$11.22
Based on 5% Return[2]				
Class A	$1,000	$1,015.21	1.95%	$ 9.77
Class B	$1,000	$1,005.68	3.86%	$19.35
Class C	$1,000	$1,009.20	3.16%	$15.77
Class I	$1,000	$1,016.45	1.70%	$ 8.57
Class Y	$1,000	$1,014.34	2.12%	$10.68

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Micro Cap Growth Fund *(in thousands)* MARCH 31, 2010

COMMON STOCKS	Shares	Value
Advertising – 1.18%		
MDC Partners Inc., Class A	34	$ 350
Aerospace & Defense – 1.17%		
Global Defense Technology & Systems, Inc. (A)	26	347
Apparel Retail – 2.32%		
Citi Trends Inc. (A)	13	434
New York & Company, Inc. (A)	53	256
		690
Apparel, Accessories & Luxury Goods – 3.01%		
True Religion Apparel, Inc. (A)	20	601
Volcom, Inc. (A)	15	295
		896
Application Software – 5.51%		
NetScout Systems, Inc. (A)	32	474
OPNET Technologies, Inc.	20	322
SolarWinds, Inc. (A)	13	273
Ultimate Software Group, Inc. (The) (A)	8	270
VanceInfo Technologies Inc. (A)	14	301
		1,640
Auto Parts & Equipment – 1.68%		
Westport Innovations Inc. (A)	20	326
Wonder Auto Technology, Inc. (A)	16	174
		500
Biotechnology – 5.10%		
Affymax, Inc. (A)	8	197
Allos Therapeutics, Inc. (A)	55	409
Dyax Corp. (A)	44	149
Idenix Pharmaceuticals, Inc. (A)	34	97
Nanosphere, Inc. (A)	35	168
Pharmasset, Inc. (A)	19	497
		1,517
Broadcasting – 0.68%		
Global Traffic Network, Inc. (A)	38	203
Communications Equipment – 4.24%		
Aruba Networks, Inc. (A)	25	343
Blue Coat Systems, Inc. (A)	12	372
Ixia (A)	18	169
Meru Networks, Inc. (A)	6	117
Oplink Communications, Inc. (A)	14	261
		1,262
Computer Hardware – 0.85%		
Super Micro Computer, Inc. (A)	15	252
Computer Storage & Peripherals – 3.41%		
Compellent Technologies, Inc. (A)	6	104
Isilon Systems, Inc. (A)	69	597
Netezza Corporation (A)	25	313
		1,014
Construction & Engineering – 1.02%		
Orion Marine Group, Inc. (A)	17	303
Construction & Farm Machinery & Heavy Trucks – 0.37%		
Commercial Vehicle Group, Inc. (A)	16	110

COMMON STOCKS (Continued)	Shares	Value
Data Processing & Outsourced Services – 0.37%		
Echo Global Logistics, Inc. (A)	9	$ 111
Distributors – 1.02%		
DXP Enterprises, Inc. (A)	24	304
Education Services – 3.76%		
ChinaCast Education Corporation (A)	42	309
Grand Canyon Education, Inc. (A)	31	809
		1,118
Electrical Components & Equipment – 2.20%		
China Electric Motor, Inc. (A)	56	286
Harbin Electric, Inc. (A)	13	287
Lihua International, Inc. (A)	9	82
		655
Electronic Manufacturing Services – 1.71%		
Maxwell Technologies, Inc. (A)	10	124
Mercury Computer Systems, Inc. (A)	9	122
SMART Modular Technologies (WWH), Inc. (A)	34	264
		510
Fertilizers & Agricultural Chemicals – 0.99%		
Yongye Biotechnology International, Inc. (A)	37	297
Food Retail – 0.66%		
QKL Stores Inc. (A)	30	196
Health Care Equipment – 5.87%		
ABIOMED, Inc. (A)	28	287
Micrus Endovascular Corporation (A)	11	215
Quidel Corporation (A)	20	284
Somanetics Corporation (A)	17	320
Spectranetics Corporation (The) (A)	69	475
Synovis Life Technologies, Inc. (A)	11	166
		1,747
Health Care Services – 2.89%		
Genoptix, Inc. (A)	6	206
Health Grades, Inc. (A)	89	565
Sharps Compliance Corp. (A)	13	88
		859
Health Care Supplies – 0.72%		
Rochester Medical Corporation (A)	17	215
Health Care Technology – 1.57%		
Phase Forward Incorporated (A)	36	468
Household Appliances – 1.28%		
Deer Consumer Products, Inc. (A)	31	381
Internet Software & Services – 1.44%		
QuinStreet, Inc. (A)	9	156
Terremark Worldwide, Inc. (A)	39	274
		430
Life Sciences Tools & Services – 1.10%		
Bruker Corporation (A)	22	327
Managed Health Care – 0.75%		
Molina Healthcare, Inc. (A)	9	224

Ivy Micro Cap Growth Fund (in thousands) MARCH 31, 2010

COMMON STOCKS (Continued)	Shares	Value
Movies & Entertainment – 1.64%		
Rentrak Corporation (A)	23	$ 489
Oil & Gas Drilling – 0.80%		
Pioneer Drilling Company (A)	34	237
Oil & Gas Equipment & Services – 3.31%		
Basic Energy Services, Inc. (A)	27	207
Natural Gas Services Group, Inc. (A)	16	249
T–3 Energy Services, Inc. (A)	22	531
		987
Oil & Gas Refining & Marketing – 1.18%		
China Integrated Energy, Inc. (A)	33	350
Paper Products – 0.67%		
Orient Paper, Inc. (A)	24	198
Personal Products – 1.03%		
China-Biotics, Inc. (A)	17	306
Pharmaceuticals – 5.75%		
Biodel Inc. (A)	22	93
BioMimetic Therapeutics, Inc. (A)	16	206
Obagi Medical Products, Inc. (A)	40	484
Questcor Pharmaceuticals, Inc. (A)	79	652
SuperGen, Inc. (A)	86	276
		1,711
Real Estate Services – 0.62%		
DJSP Enterprises, Inc. (A)	16	186
Research & Consulting Services – 1.12%		
ICF International, Inc. (A)	6	152
Mistras Group, Inc. (A)	18	182
		334
Restaurants – 2.38%		
BJ's Restaurants, Inc. (A)	13	295
McCormick & Schmick's Seafood Restaurants, Inc. (A)	15	152
Red Robin Gourmet Burgers, Inc. (A)	11	262
		709
Semiconductor Equipment – 0.74%		
MaxLinear, Inc., Class A (A)	2	32
Nanometrics Incorporated (A)	20	189
		221
Semiconductors – 5.60%		
Cavium Networks, Inc. (A)	9	226
Diodes Incorporated (A)	16	367
Mellanox Technologies, Ltd. (A)	14	323
Monolithic Power Systems, Inc. (A)	11	234
O2Micro International Limited (A)	32	216
Pericom Semiconductor Corporation (A)	28	298
		1,664

COMMON STOCKS (Continued)	Shares	Value
Specialty Chemicals – 0.78%		
Chemspec International Limited, ADR	28	$ 214
Flotek Industries, Inc. (A)	15	19
		233
Specialty Stores – 0.31%		
Build-A-Bear Workshop, Inc. (A)	13	91
Steel – 0.54%		
China Gerui Advanced Materials Group Limited (A)	21	160
Systems Software – 3.51%		
CommVault Systems, Inc. (A)	16	334
DemandTec, Inc. (A)	6	39
Fortinet, Inc. (A)	17	302
Radiant Systems, Inc. (A)	14	198
TeleCommunication Systems, Inc. (A)	24	173
		1,046
Trucking – 3.78%		
Celadon Group, Inc. (A)	31	435
Marten Transport, Ltd. (A)	23	444
Vitran Corporation Inc., Class A (A)	20	246
		1,125
TOTAL COMMON STOCKS – 90.63%		**$26,973**
(Cost: $21,584)		

SHORT-TERM SECURITIES – 5.84%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.134%, 4–1–10 (B)	$1,737	**$ 1,737**
(Cost: $1,737)		
TOTAL INVESTMENT SECURITIES – 96.47%		**$28,710**
(Cost: $23,321)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.53%		**1,051**
NET ASSETS – 100.00%		**$29,761**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION
Ivy Small Cap Value Fund



Timothy J. Miller

Below, Timothy J. Miller, portfolio manager of the Ivy Small Cap Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2010. He has managed the Fund for two years and has 31 years of industry experience.

Note: Effective April 1, 2010, Matthew T. Norris assumed portfolio management duties for the Ivy Small Cap Value Fund.

Fiscal year performance

For the 12 Months Ended March 31, 2010

Ivy Small Cap Value Fund (Class A shares at net asset value)	**51.87%**
Benchmark(s) and/or Lipper Category	
Russell 2000 Value Index (generally reflects the performance of small-company value-style stocks)	65.01%
Lipper Small-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	71.82%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Dramatic reversal

The 12-month period ended March 31, 2010, nearly captures the market's rally from its low point in March 2009 to the most recent high. The big move off of the bottom was led by the lowest-quality stocks that had been left for dead during the credit crisis; accordingly value outperformed growth in all segments of the market. At the height of the credit crisis last year, fears of a closed window for refinancing sent one last wave of panic selling of stocks of many companies that had overleveraged their balance sheets or had significant near-term debt maturities. As these bankruptcy fears were ameliorated by Fed actions and an eventual credit recovery, the risk premium eased and these stocks jumped dramatically off the bottom. This rebound continued for the balance of the year, leading to spectacular gains for the highest-risk, most-leveraged companies in the index. Breaking down the index into quintiles of various quality metrics, the data confirms this pattern. In terms of return on equity, the lowest quintile of companies performed the best. Looking at price-to-earnings ratios, the companies producing losses performed the best during the year, with the smallest companies dramatically outperforming the largest companies.

Beneficial weightings helped, but quality lagged

Ivy Small Cap Value Fund's return trailed that of its benchmark index during the period. The Fund was overweight in three of the four best-performing sectors – consumer discretionary, materials and technology – and underweight in the three worst sectors – utilities, staples and financials. The weightings were important because of the large discrepancy between the best- and worst-performing sectors for the year.

The three top-performing sectors mentioned above were up between 85 and 115 percent for the year, versus the three worst, which were up only 25 to 50 percent. This positive sector allocation, however, was more than offset by conservative stock positioning, which resulted in the Fund's relative underperformance. In particular, the Fund's consumer discretionary stocks lagged the dramatic gains of the index in the specialty retail and household durables industries. While the Fund had large gains from stocks such as Liberty Media Corporation, Liberty Capital Series, Avnet, Inc. and Tenneco Automotive Inc., it was lacking exposure to many lower-quality companies that were up two- and three-fold from the bottom. This accounted for approximately half of the underperformance.

The Fund faced a similar scenario in the materials sector, in which the benefits of an overweight position were offset by underexposure to the lowest-tier names that were resurrected in the recovery. The Fund's best performers included Red Back Mining Inc. (this security has been removed from the portfolio), Ashland Inc. and Thompson Creek Metals Company Inc. (this security has also been removed from the portfolio) while the higher quality, defensive companies, such as Silgan Holdings Inc. and Sensient Technologies Corporation, lagged. The financials sector was also a bright spot for the Fund in the past year. Strong stock selection was driven by our strategy in favoring the strongly capitalized, aggressive acquirers in the banking sector. Among the large winners were Wintrust Financial Corporation, East West Bancorp, Inc. and Texas Capital Bancshares, Inc.

The Fund's top individual contributors included the aforementioned banks, along with Brigham Exploration Company and Celestica Inc. (both of which the Fund no longer holds, as they reached what we deem to be fair market value), BE Aerospace, Inc. and Sanmina-SCI Corporation. The Fund's energy positions were focused on the oil exploration companies operating in the oil-based Bakken shale field in North Dakota. Brigham Exploration Company, American Oil & Gas Inc. and Whiting Petroleum Corporation were also strong performers, and have been removed from the portfolio. In the technology sector, the Fund focused on distributors and contract manufacturers, and realized large gains from Celestica Inc. and Sanmina-SCI Corporation. On the flip side, the Fund's weakest absolute performers tended to be the higher-quality defensive companies such as Silgan Holdings Inc., BJ's Wholesale Club, Inc. and several utilities.

The future for value looks bright

The outlook for small cap value stocks remains attractive to us, albeit more selective, given the substantial move in the market over the past 12 months. The financial sector, which lagged in the last 12 months, appears poised for a period of outperformance, and it represents a very large weighting for both the index and the Fund. In addition, the market's search for yield appears to be favoring many groups that fall into the value category. The economic recovery in the United States and the attendant rise in the dollar also can favor this domestically oriented fund. Finally, we believe the effort to continue to emphasize the lower-expectation, best-valued opportunities in the market should be rewarded in the ensuing year.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more established companies. Value stocks are stocks of companies that may have experienced adverse business or industry developments; or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Small Cap Value Fund.

Ivy Small Cap Value Fund

Asset Allocation



Stocks 92.12%

Cash and Cash Equivalents 7.88%

Stocks	92.12%
Financials	30.27%
Consumer Discretionary	17.46%
Industrials	14.40%
Information Technology	12.05%
Materials	6.97%
Health Care	5.20%
Utilities	3.51%
Consumer Staples	2.26%
Cash and Cash Equivalents	7.88%

Lipper Rankings

Category: Lipper Small-Cap Value Funds	Rank	Percentile
1 Year	263/292	90
3 Year	48/251	20
5 Year	66/200	33
10 Year	30/96	31

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
BE Aerospace, Inc.	Industrials
Liberty Media Corporation, Liberty Capital Series A	Consumer Discretionary
IBERIABANK Corporation	Financials
Southwest Gas Corporation	Utilities
Wintrust Financial Corporation	Financials
East West Bancorp, Inc.	Financials
Regal Entertainment Group	Consumer Discretionary
Celestica Inc.	Information Technology
Triumph Group, Inc.	Industrials
Werner Enterprises, Inc.	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Small Cap Value Fund

(UNAUDITED)



$40,000
$30,000
$20,000
$10,000
$0
Ivy Small Cap Value Fund, Class A Shares(1) $21,804
Russell 2000 Value Index.................................. $22,248
Lipper Small-Cap Value Funds Universe Average $22,648
7-31 2000
7-31 2001
7-31 2002
7-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E(3)	Class I	Class Y
1-year period ended 3–31–10	43.14%	46.16%	50.79%	44.03%	52.91%	52.54%
5-year period ended 3–31–10	3.11%	3.05%	3.54%	—	—	4.77%
10-year period ended 3–31–10	9.35%	—	—	—	—	—
Since inception of Class(4) through 3–31–10	—	5.03%	5.38%	–2.06%	0.15%	6.61%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)12–8–03 for Class B, Class C and Class Y shares and 4–2–07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Venture Fund merged into the Ivy Small Cap Value Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Venture Fund Class A shares, restated to reflect current sales charges applicable to Ivy Small Cap Value Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Small Cap Value Fund. If these expenses were reflected, performance shown would differ.

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,163.80	1.70%	$ 9.20
Class B	$1,000	$1,157.70	2.85%	$15.32
Class C	$1,000	$1,160.40	2.47%	$13.29
Class E**	$1,000	$1,167.60	1.25%	$ 6.72
Class I	$1,000	$1,167.30	1.13%	$ 6.07
Class Y	$1,000	$1,165.80	1.39%	$ 7.47
Based on 5% Return[2]				
Class A	$1,000	$1,016.47	1.70%	$ 8.57
Class B	$1,000	$1,010.73	2.85%	$14.28
Class C	$1,000	$1,012.62	2.47%	$12.38
Class E**	$1,000	$1,018.72	1.25%	$ 6.26
Class I	$1,000	$1,019.30	1.13%	$ 5.65
Class Y	$1,000	$1,018.00	1.39%	$ 6.96

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Small Cap Value Fund (in thousands) MARCH 31, 2010

COMMON STOCKS	Shares	Value
Advertising – 1.27%		
MDC Partners Inc., Class A	301	$ 3,117
Aerospace & Defense – 5.33%		
AAR CORP. (A)	157	3,884
BE Aerospace, Inc. (A)	164	4,991
Triumph Group, Inc.	59	4,142
		13,017
Apparel, Accessories & Luxury Goods – 0.93%		
Jones Apparel Group, Inc.	119	2,269
Application Software – 2.36%		
Quest Software, Inc. (A)	156	2,770
TIBCO Software Inc. (A)	278	2,997
		5,767
Auto Parts & Equipment – 3.87%		
Modine Manufacturing Company (A)	266	2,990
Superior Industries International, Inc.	206	3,314
Tenneco Automotive Inc. (A)	134	3,160
		9,464
Broadcasting – 5.72%		
Belo Corp., Class A	370	2,526
E. W. Scripps Company (The) (A)	439	3,710
Entercom Communications Corp. (A)	258	3,064
Liberty Media Corporation, Liberty Capital Series A (A)	129	4,675
		13,975
Casinos & Gaming – 1.24%		
Bally Technologies, Inc. (A)	75	3,041
Communications Equipment – 0.99%		
Tellabs, Inc.	320	2,419
Consumer Finance – 1.07%		
First Cash Financial Services, Inc. (A)	122	2,625
Diversified Chemicals – 2.72%		
Ashland Inc.	61	3,240
FMC Corporation	56	3,415
		6,655
Diversified Metals & Mining – 1.25%		
Quadra Mining Ltd. (A)(B)	200	3,061
Electric Utilities – 1.66%		
NV Energy, Inc.	329	4,062
Electronic Manufacturing Services – 3.22%		
Celestica Inc. (A)	382	4,177
Sanmina-SCI Corporation (A)	225	3,704
		7,881
Gas Utilities – 1.85%		
Southwest Gas Corporation	151	4,516
Health Care Facilities – 1.11%		
AmSurg Corp. (A)	126	2,720

COMMON STOCKS (Continued)	Shares	Value
Homebuilding – 1.76%		
M.D.C. Holdings, Inc.	74	$ 2,558
M/I Homes, Inc. (A)	120	1,755
		4,313
Human Resource & Employment Services – 3.15%		
Kforce Inc. (A)	259	3,940
TrueBlue, Inc. (A)	243	3,763
		7,703
Hypermarkets & Super Centers – 1.43%		
BJ's Wholesale Club, Inc. (A)	95	3,503
Industrial Machinery – 3.13%		
IDEX Corporation	109	3,608
Timken Company (The)	135	4,051
		7,659
Investment Banking & Brokerage – 1.91%		
Piper Jaffray Companies (A)	58	2,327
Stifel Financial Corp. (A)	44	2,343
		4,670
Life Sciences Tools & Services – 2.97%		
ICON plc, ADR (A)	144	3,812
PAREXEL International Corporation (A)	147	3,427
		7,239
Managed Health Care – 1.12%		
Coventry Health Care, Inc. (A)	111	2,751
Metal & Glass Containers – 1.55%		
Silgan Holdings Inc.	63	3,779
Movies & Entertainment – 1.78%		
Regal Entertainment Group	248	4,350
Office REITs – 2.84%		
Alexandria Real Estate Equities, Inc.	54	3,617
Mack-Cali Realty Corporation	94	3,317
		6,934
Personal Products – 0.83%		
Inter Parfums, Inc.	136	2,021
Publishing – 0.89%		
Washington Post Company, Class B (The)	5	2,176
Regional Banks – 15.42%		
Bank of Marin Bancorp	70	2,319
Columbia Banking System, Inc.	119	2,423
East West Bancorp, Inc.	252	4,397
First Horizon National Corporation (A)	270	3,796
Glacier Bancorp, Inc.	129	1,969
Home BancShares, Inc.	133	3,514
IBERIABANK Corporation	77	4,628
Nara Bancorp, Inc. (A)	246	2,155
Pacific Continental Corporation	104	1,091
PacWest Bancorp	82	1,862
Synovus Financial Corp.	646	2,124
Texas Capital Bancshares, Inc. (A)	157	2,981
Wintrust Financial Corporation	120	4,481
		37,740

COMMON STOCKS (Continued)	Shares	Value
Reinsurance – 1.50%		
RenaissanceRe Holdings Ltd.	65	$ 3,661
Residential REITs – 1.58%		
American Campus Communities, Inc.	139	3,853
Retail REITs – 1.57%		
CBL & Associates Properties, Inc.	281	3,847
Semiconductor Equipment – 0.42%		
Verigy Ltd. (A)	91	1,022
Semiconductors – 1.27%		
Atmel Corporation (A).	618	3,110
Specialty Chemicals – 1.45%		
Sensient Technologies Corporation	122	3,542
Technology Distributors – 3.79%		
Arrow Electronics, Inc. (A).	82	2,480
Avnet, Inc. (A)	122	3,666
Insight Enterprises, Inc. (A)	98	1,404
Tech Data Corporation (A)	41	1,718
		9,268
Thrifts & Mortgage Finance – 1.43%		
First Niagara Financial Group, Inc.	246	3,498
Trucking – 2.79%		
Marten Transport, Ltd. (A)	137	2,690
Werner Enterprises, Inc.	178	4,132
		6,822
TOTAL COMMON STOCKS – 89.17%		**$218,050**
(Cost: $174,815)		

INVESTMENT FUNDS – 2.95%		
Asset Management & Custody Banks		
Ares Capital Corporation	256	3,804
Hercules Technology Growth Capital, Inc.	322	3,413
(Cost: $5,268)		$ 7,217

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 6.74%		
Citigroup Funding Inc.,		
0.190%, 4–22–10	$6,000	$ 5,999
Kitty Hawk Funding Corp.,		
0.210%, 5–5–10	8,500	8,498
Straight-A Funding, LLC (Federal Financing Bank),		
0.160%, 4–16–10	2,000	2,000
		16,497
Master Note – 0.77%		
Toyota Motor Credit Corporation,		
0.134%, 4–1–10 (D).	1,878	1,878
TOTAL SHORT-TERM SECURITIES – 7.51%		**$ 18,375**
(Cost: $18,375)		
TOTAL INVESTMENT SECURITIES – 99.63%		**$243,642**
(Cost: $198,458)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.37%		894
NET ASSETS – 100.00%		**$244,536**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Rate shown is the yield to maturity at March 31, 2010.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy Value Fund



Below, Matthew T. Norris, CFA, portfolio manager of the Ivy Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2010. He has managed the Fund since its inception and has 18 years of industry experience.

Matthew T. Norris

Fiscal year performance

For the 12 Months Ended March 31, 2010	
Ivy Value Fund (Class A shares at net asset value)	**57.09%**
Benchmark(s) and/or Lipper Category	
Russell 1000 Value Index (generally reflects the performance of value-style stocks)	53.55%
Lipper Large-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	49.89%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

With spring came strength

The market recovered from the lows of spring 2009 thanks, in part, to the impact of various economic stimulus packages. The Russell 1000 Value index, the most directly comparable index for large-cap value investors, enjoyed strong positive performance. Areas of strength included economically sensitive sectors such as retail, consumer products and real estate. Also strong were some financial areas such as banking, which started the calendar year down and experienced a sudden rise throughout the remainder of the year. Lagging areas included more defensive or non-economically sensitive sectors such as utilities and telecommunications.

Ivy Value Fund's performance was strong due to individual stock selection and a consistent approach to managing portfolio risk. Positive relative performance was driven by large holdings. The Fund also had little exposure to utilities and telecomm, which were weak sectors for the period.

Market recovery contributes to impressive returns

A key strategy of the Fund is to invest in individual equities that we feel are undervalued relative to their prospects, while also attempting to diversify investments in an effort to minimize the impact from macro events. The companies we chose contributed to absolute return as they rose back towards their true value. Some of the returns were impressive, coming off the lows set in March 2009.

As is consistent with long-term portfolio management, we eliminated certain companies from the Fund when they reached a value thought to be reasonable. We added other names when opportunity presented itself. Individual stock selection was the primary contributor to the Fund's strong performance.

A look ahead

The Fund continues to focus on companies with high free-cash flows, thus indicating value. Especially attractive to us were profitable companies with excess cash available, yet limited growing areas to deploy that cash. This situation leads to the use of cash to pay shareholders higher dividends or repurchase their own stock. We believe that investor returns may be coming from actions such as this versus significantly higher earnings or price-to-earnings multiple expansion.

The Fund was overweight in technology and insurance, where the greatest concentration of ideas presented themselves for our investing style. It was underweight in utilities, telecomm and capital equipment, where there was not a large enough discount to our estimate of value to warrant investing.

We believe the Federal Reserve ultimately is going to raise rates as the economy continues to improve, although timing is uncertain. We keep this in mind when assessing the values of firms in which we may invest. Going forward, we do not anticipate meaningful change in our investment process or management philosophy. We continue to search, one company at a time, for names that can offer good value investment opportunities.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments; or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Value Fund.

Asset Allocation



Stocks 98.72%

Warrants 0.30%

Cash and Cash Equivalents 0.98%

Stocks	**98.72%**
Financials	23.96%
Energy	21.13%
Consumer Discretionary	14.02%
Information Technology	12.14%
Health Care	9.86%
Industrials	7.36%
Consumer Staples	6.43%
Materials	3.82%
Warrants	**0.30%**
Cash and Cash Equivalents	**0.98%**

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	67/542	13
3 Year	62/481	13
5 Year	121/420	29
10 Year	140/195	72

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Bank of America Corporation	Financials
Chevron Corporation	Energy
Hewlett-Packard Company	Information Technology
Travelers Companies, Inc. (The)	Financials
Occidental Petroleum Corporation	Energy
McKesson Corporation	Health Care
Union Pacific Corporation	Industrials
Carnival Corporation	Consumer Discretionary
Xerox Corporation	Information Technology
ACE Limited	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
Ivy Value Fund



Ivy Value Fund, Class A Shares[1]	$11,364
Russell 1000 Value Index	$13,193
Lipper Large-Cap Value Funds Universe Average	$12,705

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E[3]	Class I	Class Y
1-year period ended 3–31–10	48.06%	50.60%	55.58%	48.97%	58.20%	57.52%
5-year period ended 3–31–10	0.65%	0.46%	0.92%	—	—	2.12%
10-year period ended 3–31–10	1.02%	—	—	—	—	—
Since inception of Class[4] through 3–31–10	—	3.11%	3.36%	–5.27%	–3.26%	4.56%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3) Class E shares are not currently available for investment.

(4) 12–8–03 for Class B, Class C and Class Y shares and 4–2–07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Cornerstone Fund merged into the Ivy Value Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Cornerstone Fund Class A shares, restated to reflect current sales charges applicable to Ivy Value Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Value Fund. If these expenses were reflected, performance shown would differ.

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,117.50	1.75%	$ 9.21
Class B	$1,000	$1,109.30	3.19%	$16.77
Class C	$1,000	$1,113.20	2.51%	$13.21
Class E**	$1,000	$1,120.40	1.27%	$ 6.68
Class I	$1,000	$1,120.80	1.14%	$ 6.04
Class Y	$1,000	$1,119.30	1.47%	$ 7.74
Based on 5% Return[2]				
Class A	$1,000	$1,016.22	1.75%	$ 8.77
Class B	$1,000	$1,009.00	3.19%	$15.97
Class C	$1,000	$1,012.42	2.51%	$12.58
Class E**	$1,000	$1,018.60	1.27%	$ 6.36
Class I	$1,000	$1,019.23	1.14%	$ 5.75
Class Y	$1,000	$1,017.61	1.47%	$ 7.36

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Value Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Advertising – 1.94%		
Omnicom Group Inc.	33	$ 1,269
Aerospace & Defense – 2.01%		
Honeywell International Inc.	29	1,317
Apparel, Accessories & Luxury Goods – 1.79%		
V.F. Corporation (A)	15	1,170
Biotechnology – 0.46%		
Amgen Inc. (B)	5	299
Brewers – 2.04%		
Molson Coors Brewing Company, Class B	32	1,333
Computer Hardware – 6.35%		
Hewlett-Packard Company	55	2,913
International Business Machines Corporation	10	1,244
		4,157
Consumer Finance – 2.25%		
Capital One Financial Corporation	36	1,474
Department Stores – 2.09%		
Macy's Inc. (A)	63	1,369
Diversified Banks – 2.44%		
Wells Fargo & Company	51	1,596
Diversified Chemicals – 3.82%		
Dow Chemical Company (The)	56	1,653
Solutia Inc. (B)	53	849
		2,502
Drug Retail – 1.96%		
CVS Corporation	35	1,283
Health Care Distributors – 6.17%		
AmerisourceBergen Corporation	47	1,348
McKesson Corporation	41	2,694
		4,042
Home Improvement Retail – 2.40%		
Lowe's Companies, Inc. (A)	65	1,568
Hotels, Resorts & Cruise Lines – 4.50%		
Carnival Corporation	57	2,228
Marriott International, Inc., Class A	23	719
		2,947
Industrial Conglomerates – 1.85%		
General Electric Company	67	1,212
Integrated Oil & Gas – 12.72%		
Chevron Corporation	44	3,344
Marathon Oil Corporation	50	1,579
Occidental Petroleum Corporation	32	2,739
Targa Resources Partners LP	25	663
		8,325
Investment Banking & Brokerage – 2.44%		
Morgan Stanley	55	1,600

COMMON STOCKS (Continued)	Shares	Value
IT Consulting & Other Services – 0.97%		
Accenture plc, Class A	15	$ 633
Managed Health Care – 3.23%		
Aetna Inc.	13	463
UnitedHealth Group Incorporated	51	1,650
		2,113
Office Electronics – 3.04%		
Xerox Corporation	204	1,993
Oil & Gas Equipment & Services – 1.51%		
National Oilwell Varco, Inc.	24	990
Oil & Gas Storage & Transportation – 6.90%		
Energy Transfer Equity, L.P.	35	1,164
Enterprise Products Partners L.P.	39	1,339
MarkWest Energy Partners, L.P.	37	1,143
Regency Energy Partners LP	40	871
		4,517
Other Diversified Financial Services – 5.78%		
Bank of America Corporation	212	3,785
Property & Casualty Insurance – 7.41%		
ACE Limited	37	1,946
Travelers Companies, Inc. (The)	54	2,905
		4,851
Railroads – 3.50%		
Union Pacific Corporation (A)	31	2,287
Regional Banks – 1.69%		
Regions Financial Corporation	41	319
SunTrust Banks, Inc.	29	790
		1,109
Reinsurance – 1.95%		
RenaissanceRe Holdings Ltd.	23	1,277
Specialty Stores – 1.30%		
Office Depot, Inc. (B)	107	854
Systems Software – 1.78%		
Symantec Corporation (B)	69	1,162
Tobacco – 2.43%		
Altria Group, Inc.	45	914
Philip Morris International Inc.	13	678
		1,592
TOTAL COMMON STOCKS – 98.72%		$64,626
(Cost: $53,487)		
WARRANTS – 0.30%		
Other Diversified Financial Services		
Bank of America Corporation, Warrants	21	$ 195
(Cost: $174)		

Ivy Value Fund (in thousands) MARCH 31, 2010

SHORT-TERM SECURITIES – 1.12%	Principal	Value
Master Note		
Toyota Motor Credit Corporation,		
0.134%, 4–1–10 (C)	$736	$ 736
(Cost: $736)		
TOTAL INVESTMENT SECURITIES – 100.14%		**$65,557**
(Cost: $54,397)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.14%)		**(94)**
NET ASSETS – 100.00%		**$65,463**

Notes to Schedule of Investments

(A)Securities serve as cover or collateral for the following written options outstanding at March 31, 2010:

Underlying Security	Counterparty	Contracts Subject to Call	Expiration Month	Exercise Price	Premium Received	Market Value
Lowe's Companies, Inc.	Morgan Stanley Smith Barney LLC	—*	May 2010	$26.00	$ 8	$ (5)
Macy's Inc.	UBS Securities LLC	—*	May 2010	24.00	11	(12)
Office Depot, Inc.	Goldman, Sachs & Company	1	May 2010	8.00	14	(34)
Union Pacific Corporation	Morgan Stanley Smith Barney LLC	—*	May 2010	80.00	6	(4)
V.F. Corporation	Morgan Stanley Smith Barney LLC	—*	May 2010	85.00	12	(9)
					$51	$(64)

Underlying Security	Counterparty	Contracts Subject to Put	Expiration Month	Exercise Price	Premium Received	Market Value
Aetna Inc.	UBS Securities LLC	—*	April 2010	$24.00	$10	$ —*
Amgen Inc.:	UBS Securities LLC	—*	April 2010	52.50	1	—*
	UBS Securities LLC	—*	April 2010	55.00	4	(1)
	UBS Securities LLC	—*	April 2010	57.50	9	(2)
CVS Corporation:	UBS Securities LLC	—*	May 2010	26.00	12	(1)
	Credit Suisse	—*	May 2010	32.00	6	(4)
Everest Re Group, Ltd.	Morgan Stanley Smith Barney LLC	—*	April 2010	80.00	23	(5)
Targa Resources Partners LP	Morgan Stanley Smith Barney LLC	—*	May 2010	22.50	2	—*
					$67	$(13)

*Not shown due to rounding.

(B)No dividends were paid during the preceding 12 months.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date that the variable rate resets.

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy Managed Funds



Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund

Below, Michael L. Avery, portfolio manager of the Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund, discusses the positioning, performance and results for each Fund for the fiscal year ended March 31, 2010. He has managed each Fund since its inception on April 2, 2007, and he has 31 years of industry experience.

Michael L. Avery

Fiscal year performance

For the 12 Months Ended March 31, 2010

Ivy Managed European/Pacific Fund (Class A shares at net asset value)	59.43%
Benchmark(s)	
MSCI AC Asia ex Japan Index (generally reflects the performance of Asia stocks, not including Japan)	73.70%
MSCI Europe Index (generally reflects the performance of European stocks)	56.12%

Fiscal year performance

For the 12 Months Ended March 31, 2010

Ivy Managed International Opportunities Fund (Class A shares at net asset value)	50.82%
Benchmark(s)	
MSCI AC World ex-USA Index (generally reflects the performance of overseas stocks)	60.95%

Past performance is not necessarily indicative of future performance. Please note that Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees. Multiple indexes are shown for the Ivy Managed European/Pacific Fund because that Fund invests in multiple parts of the world outside the United States. For additional performance information for each Fund, please see the Comparison of Change in Value of a $10,000 Investment and the Average Annual Total Return information for each Fund found on pages 36 and 37 of this report.

Ivy Managed European/Pacific Fund:

A year of dramatic reversal

The fiscal year ended March 31, 2010, opened on a note of heightened anxiety, as the global financial system stood at the brink of collapse and the global economy threatened to slip into recession. But the tide began to turn shortly before our last report to you. Thanks to rapid and unprecedented intervention by governments in many developed and emerging markets, global stock markets began to anticipate recovery. As Central banks in the United States and Europe (and elsewhere) launched into quantitative easing, the markets bid up assets, including gold, real estate and equities, and left the dollar behind. The momentum continued largely unabated in European markets during the year. Equity valuation spreads had widened to unprecedented levels at the beginning of the year. Value began to dramatically outperform growth and the dollar went into freefall against international currencies. Investors seemed to lose their fear of risk and moved back into equities. Recovery in European markets continued into the final quarter of 2009, although the pace of recovery began to cool. The benefits stemming from the

billions of dollars that were injected into the European economy via tax cuts and spending incentive programs continued as well, driving progress in nearly all sectors of the European market.

During the past fiscal year, within the Ivy Managed European/Pacific Fund, we shifted the underlying fund mix from an approximate 67/33 split between Ivy Pacific Opportunities Fund and Ivy European Opportunities Fund to an 80/20 split in favor of the Ivy Pacific Opportunities Fund. The reallocation was driven by our belief in the potential we see for growth in the emerging middle class in emerging markets, such as China, and our belief that Europe will face some difficulty recovering from recession.

Ivy Managed International Opportunities Fund:

Accommodative policy, increasing appetite for risk

The year was also a positive one for the Asia Pacific ex-Japan market, as stocks rose substantially there as the global economy continued to recover from deep recession. The Asian economy experienced a V-shaped recovery, fueled by robust domestic demand in China and India. China's gross domestic product grew by 8.7 percent during calendar year 2009, far outpacing investor expectations at the beginning of the year, thanks to unprecedented intervention by the Chinese government, which implemented a 4 trillion renminbi ($586 billion) stimulus package. Monetary and fiscal policies in Asian countries remained accommodative during the period, providing abundant liquidity to the biggest market rally in the decade. As the United States launched into quantitative easing, China's rapid loan growth materialized. Risk appetite was high and emerging market equities were favored throughout the period, as they were less leveraged and cheaper in valuation when compared to their developed-market peers. While demand from emerging economies remained robust, western economies, including the United States and Europe, showed solid signs of recovery, helping Asian countries – particularly South Korea, Taiwan and Singapore – record a strong rebound in export orders. Taiwan and China were the best-performing markets in Asia during the final quarter of 2009. India, unfortunately, suffered its worst drought since 1972 and saw double-digit food inflation. Those troubles, combined with less-than-expected loan growth, restrained the Indian market. Nonetheless, international equity funds, and emerging market funds in particular, experienced large cash inflows.

This past fiscal year we made only slight adjustments to the allocation of assets in the Fund's underlying portfolios. The Fund's largest weightings, at 25 percent of net assets each, are allocated to Ivy International Core Equity Fund and Ivy International Balanced Fund. Ivy International Growth Fund and Ivy Pacific Opportunities Fund each represent a 20 percent allocation, slight increases to each compared to the last fiscal period. The remaining 10 percent of Fund assets are allocated to Ivy European Opportunities Fund. This positioning reflected our belief that Europe would have greater difficulty recovering from recession than would other international markets. This positioning also permitted the overall portfolio to maintain exposure to international fixed-income markets while benefitting from the tremendous growth taking place in what we anticipated would be faster-growing emerging equity markets.

Our outlook

We still see a mixed picture for many European economies. The sovereign debt crisis facing Greece creates a bit of a question mark for other European markets. The European region recently posted a positive gross domestic product number, but Greece continues to be a potential drag on other euro countries. We expect that some other countries will begin to withdraw or pull back their fiscal stimulus, which could create some difficulties. That said, central banks are keeping rates low, and inflation remains benign, which is a positive sign. We don't believe we will see a deflationary environment develop. Private consumption remains weak across Europe because of high unemployment, which we believe has not yet peaked. Due to the Greek turmoil and high budget deficits, we think it is likely that European currencies may remain under pressure for some time to come.

Our outlook for Asia is optimistic. We believe that the continuous urbanization trend and excellent demography will continue to strongly drive the Asian economy in the next decade. As Asian households become middle class consumers, consumption and infrastructure build-out themes bode well, in our view, for opportunistic investing. In the short term, we are cognizant of the current risks facing the market, including changing government policy in China, inflation risk in India and Indonesia and political risk in Thailand and North Korea. However, we do not agree with the assertion that China is a huge bubble that will soon burst. We do see some problems in Chinese property market and high local government borrowings, but we believe these problems are confined and controllable. Compared to developed markets, we think Asia will continue to benefit from a high savings rate and relatively low levels of consumer, corporate and government debt.

Each Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of each Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, a Fund's net asset value may fall as interest rates rise.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations. These and other risks are more fully described in each Fund's prospectus.

The opinions expressed in this report are those of the Funds' manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Managed European/Pacific Fund or the Ivy Managed International Opportunities Fund.

Ivy Managed European/Pacific Fund



Ivy Pacific Opportunities Fund, Class I	79.84%
Ivy European Opportunities Fund, Class I	20.12%
Cash and Cash Equivalents	0.04%

Ivy Managed International Opportunities Fund



Ivy International Core Equity Fund, Class I	25.34%
Ivy International Balanced Fund, Class I	24.82%
Ivy International Growth Fund, Class I	20.30%
Ivy Pacific Opportunities Fund, Class I	19.60%
Ivy European Opportunities Fund, Class I[1]	9.88%
Cash and Cash Equivalents	0.06%

(1)The percentage of investments in the underlying fund is currently not within the target allocation range disclosed in the Fund's prospectus due to market movements; this percentage is expected to change over time, and deviation from the target allocation range due to market movements is permitted by the prospectus.

Ivy Managed European/Pacific Fund

(UNAUDITED)


$20,000
$15,000
$10,000
$5,000
$0
4-2 2007
6-30 2007
9-30 2007
12-31 2007
3-31 2008
3-31 2009
3-31 2010
Ivy Managed European/Pacific Fund:
Class A Shares(1)(2) $ 8,650
Class B Shares(2) $ 8,929
Class C Shares(2) $ 8,964
Class E Shares(1)(2) $ 8,688
Class I Shares(2) $ 9,294
Class Y Shares(2) $ 9,195
MSCI Europe Index(3) $ 7,834
MSCI AC Asia ex Japan Index(3) $11,615

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment.

(2)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(3)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of March 31, 2007.

Average Annual Total Return(4)	Class A	Class B	Class C	Class E(5)	Class I	Class Y
1-year period ended 3–31–10	50.27%	54.64%	58.76%	50.24%	59.76%	59.32%
5-year period ended 3–31–10	—	—	—	—	—	—
10-year period ended 3–31–10	—	—	—	—	—	—
Since inception of Class(6) through 3–31–10	–4.72%	–4.55%	–3.58%	–4.58%	–2.41%	–2.76%

(4)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(5)Class E shares are not currently available for investment.

(6)4–2–07 for Class A, Class B, Class C, Class E, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

Ivy Managed International Opportunities Fund

(UNAUDITED)


$20,000
$15,000
$10,000
$5,000
$0
4-2 2007
6-30 2007
9-30 2007
12-31 2007
3-31 2008
3-31 2009
3-31 2010
Ivy Managed International Opportunities Fund:
Class A Shares(1)(2) $8,819
Class B Shares(2) $9,119
Class C Shares(2) $9,150
Class E Shares(1)(2) $8,857
Class I Shares(2) $9,472
Class Y Shares(2) $9,366
MSCI AC World ex U.S.A. Index(3) $8,801

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment.

(2)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(3)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of March 31, 2007.

Average Annual Total Return[4]	Class A	Class B	Class C	Class E[5]	Class I	Class Y
1-year period ended 3–31–10	42.15%	45.91%	50.27%	42.47%	51.31%	50.91%
5-year period ended 3–31–10	—	—	—	—	—	—
10-year period ended 3–31–10	—	—	—	—	—	—
Since inception of Class[6] through 3–31–10	–4.11%	–3.93%	–2.92%	–3.97%	–1.79%	–2.16%

(4)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(5)Class E shares are not currently available for investment.

(6)4–2–07 for Class A, Class B, Class C, Class E, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Managed European/Pacific Fund

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,048.60	0.57%	$2.87
Class B	$1,000	$1,044.70	1.45%	$7.36
Class C	$1,000	$1,044.80	1.35%	$6.85
Class E**	$1,000	$1,047.80	0.46%	$2.35
Class I	$1,000	$1,049.40	0.20%	$1.02
Class Y	$1,000	$1,047.20	0.50%	$2.56
Based on 5% Return[2]				
Class A	$1,000	$1,022.11	0.57%	$2.83
Class B	$1,000	$1,017.72	1.45%	$7.26
Class C	$1,000	$1,018.22	1.35%	$6.76
Class E**	$1,000	$1,022.65	0.46%	$2.33
Class I	$1,000	$1,023.93	0.20%	$1.01
Class Y	$1,000	$1,022.43	0.50%	$2.53

Ivy Managed International Opportunities Fund

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,041.30	0.49%	$2.45
Class B	$1,000	$1,037.10	1.33%	$6.72
Class C	$1,000	$1,038.30	1.25%	$6.32
Class E**	$1,000	$1,042.40	0.39%	$2.04
Class I	$1,000	$1,042.70	0.15%	$0.71
Class Y	$1,000	$1,041.40	0.49%	$2.45
Based on 5% Return[2]				
Class A	$1,000	$1,022.49	0.49%	$2.43
Class B	$1,000	$1,018.31	1.33%	$6.66
Class C	$1,000	$1,018.68	1.25%	$6.26
Class E**	$1,000	$1,022.96	0.39%	$2.02
Class I	$1,000	$1,024.21	0.15%	$0.71
Class Y	$1,000	$1,022.50	0.49%	$2.43

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the tables), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Managed Funds (in thousands)

Ivy Managed European/Pacific Fund

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I	745	$16,026
Ivy Pacific Opportunities Fund, Class I (A)	4,196	63,611
TOTAL AFFILIATED MUTUAL FUNDS – 99.96%		**$79,637**
(Cost: $72,440)		

SHORT-TERM SECURITIES – 0.09%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.134%, 4–1–10 (B)	$74	$ 74
(Cost: $74)		
TOTAL INVESTMENT SECURITIES – 100.05%		**$79,711**
(Cost: $72,514)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.05%)		**(44)**
NET ASSETS – 100.00%		**$79,667**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date that the variable rate resets.

Ivy Managed International Opportunities Fund

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I	739	$ 15,896
Ivy International Balanced Fund, Class I	2,920	39,915
Ivy International Core Equity Fund, Class I	2,734	40,741
Ivy International Growth Fund, Class I	1,116	32,655
Ivy Pacific Opportunities Fund, Class I (A)	2,079	31,522
TOTAL AFFILIATED MUTUAL FUNDS – 99.94%		**$160,729**
(Cost: $163,034)		

SHORT-TERM SECURITIES – 0.20%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.134%, 4–1–10 (B)	$324	$ 324
(Cost: $324)		
TOTAL INVESTMENT SECURITIES – 100.14%		**$161,053**
(Cost: $163,358)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.14%)		**(232)**
NET ASSETS – 100.00%		**$160,821**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION
Ivy Cundill Global Value Fund

 

Andrew Massie   James Thompson

Ivy Cundill Global Value Fund is subadvised by Mackenzie Financial Corporation.

Below, portfolio managers Andrew Massie and James Thompson, Jr., portfolio managers of the Ivy Cundill Global Value Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2010. Mr. Massie has 27 years of industry experience and has managed the Fund for two years. Mr. Thompson has 26 years of industry experience and became a co-manager of the Fund in April 2009.

Fiscal year performance

For the 12 Months Ended March 31, 2010

Ivy Cundill Global Value Fund (Class A shares at net asset value)	49.03%

Benchmark(s) and/or Lipper Category

MSCI World Index (generally reflects the performance of securities that represent the global stock market)	52.37%
Lipper Global Small-Cap/Mid-Cap Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	62.31%
Lipper Global Multi-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	52.57%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Note: The Fund's Lipper peer group classification changed to Lipper Global Multi-Cap Value Funds Universe Average effective April 2010. Both category averages are shown in this year's report for comparison purposes.

The Fund had strong absolute returns for the fiscal year ended March 31, 2010. The primary contributor to these results was the dramatic worldwide recovery of equity markets after the collapse in those same markets in the previous 52-week period. On a relative basis, the Fund's return was below that of its benchmark index. This relative underperformance is largely attributable to two major factors: First, the Fund was conservatively focused in 2008 during the market collapse, which helped its performance, and it remained so last year. For the fiscal year ended March 31, 2010, risky equities performed best. By and large, the worse companies performed in 2008, the better they performed the following year. As such, given the Fund's conservative stance, its performance was hurt. Second, we strategically hedged the Fund's currency exposure, and this, too, had a negative impact. Comparing the benchmark index in U.S. dollar (unhedged) terms to the benchmark in local currency (hedged proxy) terms equates to a discernible difference in the hedged index versus the non-hedged. Taken together, our relative performance was good, given the above conservative posture.

Reconfirming our strategic focus

As value investors we are appraisers of businesses. We value (appraise) a company and compare it to what it trades for in the public market. When we can buy at a significant discount to what we believe to be the company's intrinsic value, we do so if we believe that we are not accepting too much risk.

We believe that money remains on the sideline to invest. We believe that the economies of the world are likely to continue to improve, although perhaps slowly. The Fund's companies have improved earnings and balance sheets, and we are seeing increased dividends and share buyback activity as well as private market transactions.

Yet we worry, perhaps for no other reason than we saw opportunity everywhere a year ago and see so little now. As prices have recovered, they reflect the good news. So where do we go? We have several strategic focuses for the coming year. First, we are reappraising the Fund's companies to make sure valuations reflect current economic reality as opposed to the gloom of last year, which means our appraisals are generally moving up (typical in a recovery period). Second, we are working harder (and smarter) to find values. To date, we have had some success and we remain hopeful that we can remain fully invested. Third, we are reemphasizing our historic focus on understanding the nature of a company's business value growth, the likelihood of the valuation arbitrage closing and, if possible, identifying the particular catalyst to closing the gap between value and price. Finally, we continue to look for non-consensus ideas in all asset categories that have the potential to deliver solid returns with low risk, such as debt, TARP warrants and restructurings.

Our outlook

In the past year, we were exposed to various segments, but had high exposure to the financial (insurance, in particular) and telecommunications sectors. As global investors, our exposure to the United States increased, largely at the expense of Japan.

Over the next 12 months, we expect to focus on non-index oriented ideas and non-traditional, equity-type investments. The Fund's sector exposure is likely to remain focused on financials (largely insurance, but also increasing banking exposure), telecommunications, and oil and gas. Our exposure to the United States is likely to remain high and our exposure to Japan may increase slightly. We are looking for ideas outside of our traditional geographies and remain hopeful that this search pays off. As always, we will remain mindful of the downside and appropriate margins of safety.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments; or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Cundill Global Value Fund.

Asset Allocation



Stocks 93.03%

Warrants 1.58%

Cash and Cash Equivalents 5.39%

Stocks	93.03%
Financials	32.83%
Consumer Discretionary	16.66%
Information Technology	15.25%
Consumer Staples	9.20%
Energy	7.04%
Industrials	5.05%
Telecommunication Services	3.66%
Health Care	2.36%
Materials	0.98%
Warrants	**1.58%**
Cash and Cash Equivalents	**5.39%**

Country Weightings



North America 46.85%

Pacific Basin 26.57%

Europe 21.19%

Cash and Cash Equivalents 5.39%

North America	46.85%
United States	42.70%
Canada	4.15%
Pacific Basin	**26.57%**
Japan	15.18%
South Korea	7.46%
Hong Kong	3.93%
Europe	**21.19%**
Italy	11.68%
Germany	4.32%
Other Europe	5.19%
Cash and Cash Equivalents	**5.39%**

Lipper Rankings

Category: Lipper Global Multi-Cap Value Funds	Rank	Percentile
1 Year	38/72	53
3 Year	41/56	72
5 Year	29/40	71

The Fund's Lipper peer group classification changed to Lipper Global Multi-Cap Value Funds Universe Average effective April 2010.

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
FedEx Corporation	United States	Industrials	Air Freight & Logistics
Microsoft Corporation	United States	Information Technology	Systems Software
ConocoPhillips	United States	Energy	Integrated Oil & Gas
Viacom Inc., Class B	United States	Consumer Discretionary	Movies & Entertainment
Dell Inc.	United States	Information Technology	Computer Hardware
Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft, Registered Shares	Germany	Financials	Insurance Brokers
Fairfax Financial Holdings Limited	Canada	Financials	Multi-Line Insurance
Mediaset S.p.A.	Italy	Consumer Discretionary	Broadcasting
Parmalat SpA	Italy	Consumer Staples	Packaged Foods & Meats
First Pacific Company Limited	Hong Kong	Financials	Multi-Sector Holdings

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Cundill Global Value Fund

(UNAUDITED)


Ivy Cundill Global Value Fund, Class A Shares(1) $15,147
MSCI World Index(2) $15,150
Lipper Global Small-/Mid-Cap Funds Universe Average(2) $19,996
Lipper Global Multi-Cap Value Funds Universe Average(2) $20,712
$40,000
$30,000
$20,000
$10,000
$0
9-4 2001
12-31 2001
12-31 2002
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of September 30, 2001.

Average Annual Total Return(3)	Class A	Class B	Class C	Class E	Class I	Class Y	Advisor Class(4)
1-year period ended 3–31–10	40.47%	43.51%	48.10%	40.82%	49.77%	50.14%	49.99%
5-year period ended 3–31–10	1.22%	1.33%	1.78%	—	—	2.95%	3.03%
10-year period ended 3–31–10	—	—	—	—	—	—	—
Since inception of Class(5) through 3–31–10	4.96%	5.97%	5.89%	–6.54%	–3.90%	7.73%	5.83%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(4)Advisor Class shares are no longer available for investment.

(5)9–4–01 for Class A shares, 9–26–01 for Class B shares, 10–19–01 for Class C shares, 4–2–07 for Class E and Class I shares, 7–24–03 for Class Y shares and 4–19–00 for Advisor Class shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Cundill Global Value Fund

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,087.20	1.84%	$ 9.60
Class B	$1,000	$1,081.90	2.71%	$14.05
Class C	$1,000	$1,084.00	2.40%	$12.50
Class E	$1,000	$1,088.10	1.59%	$ 8.25
Class I	$1,000	$1,089.30	1.29%	$ 6.69
Class Y	$1,000	$1,090.80	1.20%	$ 6.27
Advisor Class**	$1,000	$1,089.90	1.19%	$ 6.17
Based on 5% Return[2]				
Class A	$1,000	$1,015.76	1.84%	$ 9.27
Class B	$1,000	$1,011.43	2.71%	$13.58
Class C	$1,000	$1,012.97	2.40%	$12.08
Class E	$1,000	$1,017.01	1.59%	$ 7.97
Class I	$1,000	$1,018.49	1.29%	$ 6.46
Class Y	$1,000	$1,018.96	1.20%	$ 6.06
Advisor Class**	$1,000	$1,019.01	1.19%	$ 5.96

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Cundill Global Value Fund *(in thousands)* MARCH 31, 2010

COMMON STOCKS	Shares	Value
Canada – 4.15%		
Fairfax Financial Holdings Limited (A)	38	$ 14,135
Finland – 2.38%		
Nokia OYJ (A)	520	8,098
Germany – 4.32%		
Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft, Registered Shares (A)	91	14,736
Hong Kong – 3.93%		
First Pacific Company Limited (A)	20,691	13,404
Ireland – 1.76%		
Willis Group Holdings Limited	192	5,998
Italy – 11.68%		
EXOR S.p.A. (A)	525	9,119
Italmobiliare S.p.A., Non-Convertible Savings Shares (A)	111	3,332
Mediaset S.p.A. (A)	1,593	13,684
Parmalat SpA (A)	4,988	13,658
		39,793
Japan – 15.18%		
Dai-ichi Mutual Life Insurance Company (The) (A)	5	8,062
Daiwa Securities Group Inc. (A)	726	3,821
FamilyMart Co., Ltd. (A)	298	9,483
Kirin Brewery Company, Limited (A)	557	8,216
NKSJ Holdings, Inc. (A)(B)	602	4,199
Sega Sammy Holdings Inc. (A)	962	11,643
Sekisui House, Ltd. (A)	630	6,294
		51,718
South Korea – 3.66%		
SK Telecom Co., Ltd. (A)	67	10,205
SK Telecom Co., Ltd., ADR	131	2,259
		12,464
Spain – 1.05%		
Corporacion Financiera Alba, S.A. (A)	71	3,575
United States – 41.12%		
Chesapeake Energy Corporation	359	8,480
ConocoPhillips	303	15,512
Dell Inc. (B)	983	14,749
DIRECTV Group, Inc. (The) (B)	288	9,743
FedEx Corporation	185	17,231
Microsoft Corporation	553	16,175
Montpelier Re Holdings Ltd.	652	10,967
Pfizer Inc.	470	8,059
StanCorp Financial Group, Inc.	225	10,717
U.S. Bancorp	507	13,124
Viacom Inc., Class B (B)	448	15,389
		140,146
TOTAL COMMON STOCKS – 89.23%		**$304,067**
(Cost: $254,082)		

PREFERRED STOCKS – 3.80%	Shares	Value
South Korea		
Samsung Electronics Co., Ltd. (A)	27	**$ 12,956**
(Cost: $11,404)		

WARRANTS – 1.58%		
United States		
JPMorgan Chase & Co., Warrants	350	**$ 5,373**
(Cost: $4,354)		

SHORT-TERM SECURITIES – 5.26%	Principal	
Repurchase Agreements		
J.P. Morgan Securities, Inc., Repurchase Agreement dated 3-31-10 to be repurchased at $17,926, 0.010%, 4-1-10 (C)	$17,926	**$ 17,926**
(Cost: $17,926)		

TOTAL INVESTMENT SECURITIES – 99.87%	**$340,322**
(Cost: $287,766)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.13%	**431**
NET ASSETS – 100.00%	**$340,753**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Scotia Capital Inc. (USA)	19,078	5–7–10	$ 2,344	$ —
Sell	Euro	State Street Global Markets	18,533	5–14–10	1,960	—
Sell	Euro	State Street Global Markets	3,741	7–16–10	152	—
Sell	Euro	Scotia Capital Inc. (USA)	3,700	7–30–10	199	—
Sell	Japanese Yen	Royal Bank of Canada	2,090,245	8–25–10	566	—
Sell	Japanese Yen	Scotia Capital Inc. (USA)	765,000	9–1–10	77	—
Sell	Japanese Yen	Toronto-Dominion Bank (The)	1,469,753	9–15–10	482	—
Sell	South Korean Won	Toronto-Dominion Bank (The)	15,477,423	4–23–10	—	313
Sell	South Korean Won	Royal Bank of Canada	11,854,077	4–30–10	—	265
					$ 5,780	$578

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Collateralized by $18,568 United States Treasury Bond, 4.625% due 2–15–40; market value and accrued interest aggregate $18,402.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Financials	34.41%
Consumer Discretionary	16.66%
Information Technology	15.25%
Consumer Staples	9.20%
Energy	7.04%
Industrials	5.05%
Telecommunication Services	3.66%
Health Care	2.36%
Materials	0.98%
Other+	5.39%

+Includes cash and cash equivalents and other assets and liabilities

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy European Opportunities Fund



Below, Thomas Mengel, portfolio manager of the Ivy European Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2010. Mr. Mengel has 23 years of industry experience and became manager of the Fund in July 2009. The Fund previously was subadvised by Henderson Investment Management Ltd.

Thomas A. Mengel

Fiscal year performance

For the 12 Months Ended March 31, 2010

Ivy European Opportunities Fund (Class A shares at net asset value)	44.42%
Benchmark(s) and/or Lipper Category	
MSCI Europe Index (generally reflects the performance of securities representing the European stock market)	56.11%
Lipper European Region Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	56.78%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

A year of dramatic reversal

This fiscal year ended March 31, 2010, opened on a note of heightened anxiety, as the global financial system stood at the brink of collapse and the global economy threatened to slip into the greatest worldwide recession since the 1930s. But the tide began to turn shortly before our last report to you. Thanks to rapid and unprecedented intervention by governments in many developed and emerging markets, global stock markets began to anticipate recovery. As central banks in the United States and Europe (and elsewhere) launched into quantitative easing, the markets bid up assets, including gold, real estate and equities, and left the dollar behind. This provided a healthy backdrop for international equities.

The momentum continued largely unabated during the second and third quarters. Equity valuation spreads had widened to unprecedented levels at the beginning of the year. Value began to dramatically outperform growth and the dollar went into freefall against international currencies. Investors seemed to lose their fear of risk, to some degree, and began to move back into equities. Recovery continued into the final quarter of 2009, although the pace of recovery began to cool. The benefits stemming from the billions of dollars that were injected into the European economy via tax cuts and spending incentive programs continued as well, driving progress in nearly all sectors of the market.

European markets slowed precipitously during the first quarter of 2010 but remained positive in absolute terms. Economic development slowed during the quarter and delivered mixed signals. Concerns over sovereign credit risk driven by Greece and poor weather conditions also hampered progress. Spain, Italy and peripheral countries, including Ireland and Portugal, are still struggling, which casts a shadow of doubt over European economic recovery. The United Kingdom remains vulnerable due to high deficits and the upcoming Parliamentary election, which could prove negative for the markets. Yet another hurdle for the United Kingdom is that credit remains fairly tight. Generally, banks in Europe know they have potentially more debt to write down, so they're keeping a tight fist on lending. However, Germany demonstrated growth in exports and France benefited from higher private consumption, so the picture was not entirely bleak.

Reallocation completed

We completed our efforts to reallocate the Fund during the latter half of its fiscal year. However, the Fund underperformed its benchmark index for the period. Sectors that contributed to absolute performance were energy and information technology. Overweight stakes in discretionary and consumer staples stocks also helped. The Fund's relative performance was particularly restrained by its financials holdings, an area in which the Fund was underweight its benchmark. In the first quarter of 2010, we increased our holdings in small- and mid-sized stocks.

Strategic repositioning accomplished, hedging deployed

Part of our strategy in restructuring the Fund after assuming management in July 2009 has been to position it more aggressively. During the first half of the period we adjusted holdings to make the portfolio more in line with its index. During the latter half of the year, we purchased more small- and mid-cap stocks, which now represent roughly 25 percent of Fund assets. The portfolio has a more growth-oriented portfolio now than it did a year ago. We continue to look for opportunities in this end of the capitalization range, with a goal of getting about one-half of the portfolio invested in small- to mid-cap companies. We also have, as a result of currency weakness, hedged part of the Fund's currency exposure. In geographical terms, we continue to overweight Germany and Switzerland, due to their positive economic outlook, and continue to underweight Italy and Spain, given the debt and economic challenges they are currently facing.

Likely better days ahead, but further recovery will happen slowly

We still see a mixed picture for many European economies. The sovereign debt crisis facing Greece creates a bit of a question mark for other European markets. The European region recently posted a positive gross domestic product number, but Greece continues to be a potential drag on other Euro countries. We expect that some other countries will begin to withdraw or pull back their fiscal stimulus, which could create some difficulties. That said, central banks are keeping rates low, and inflation remains benign, which is a positive sign. We don't believe we will see a deflationary environment develop. Private consumption remains weak across Europe because of unemployment, which we believe has not yet peaked. Due to the Greek turmoil and high budget deficits, we think it is likely that European currencies may remain under pressure for some time to come. We remain cautiously optimistic about the months ahead and we will continue to look for companies that are exposed to the emerging middle class.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy European Opportunities Fund.

Ivy European Opportunities Fund

Asset Allocation



Stocks 96.00%

Cash and Cash Equivalents 4.00%

Stocks	96.00%
Financials	16.23%
Consumer Discretionary	12.55%
Energy	12.05%
Health Care	11.96%
Consumer Staples	10.39%
Industrials	10.16%
Materials	9.94%
Information Technology	8.68%
Telecommunication Services	4.04%
Cash and Cash Equivalents	**4.00%**

Country Weightings



Europe 95.08%

Pacific Basin 0.92%

Cash and Cash Equivalents 4.00%

Europe	95.08%
United Kingdom	25.80%
Switzerland	18.18%
Germany	14.40%
France	11.85%
Norway	4.87%
Spain	4.42%
Italy	4.05%
Other Europe	11.51%
Pacific Basin	**0.92%**
Cash and Cash Equivalents	**4.00%**

Lipper Rankings

Category: Lipper European Region Funds	Rank	Percentile
1 Year	100/106	94
3 Year	81/94	86
5 Year	80/89	89
10 Year	28/53	52

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Xstrata plc	United Kingdom	Materials	Diversified Metals & Mining
Sanofi-Aventis	France	Health Care	Pharmaceuticals
StatoilHydro ASA	Norway	Energy	Integrated Oil & Gas
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Novartis AG, Registered Shares	Switzerland	Health Care	Pharmaceuticals
Imperial Tobacco Group PLC	United Kingdom	Consumer Staples	Tobacco
VINCI	France	Industrials	Construction & Engineering
ASML Holding N.V., Ordinary Shares	Netherlands	Information Technology	Semiconductor Equipment
Saipem S.p.A.	Italy	Energy	Oil & Gas Equipment & Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy European Opportunities Fund

(UNAUDITED)


Ivy European Opportunities Fund, Class A Shares(1) $15,725
MSCI Europe Index $13,035
Lipper European Region Funds Universe Average. $14,485
$30,000
$20,000
$10,000
$0
12-31 2000
12-31 2001
12-31 2002
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E(3)	Class I	Class Y	Advisor Class(3)
1-year period ended 3–31–10	36.11%	39.02%	43.62%	36.93%	45.52%	45.09%	45.40%
5-year period ended 3–31–10	–0.96%	–0.76%	–0.43%	—	—	0.51%	0.75%
10-year period ended 3–31–10	1.27%	1.02%	1.11%	—	—	—	2.28%
Since inception of Class(4) through 3–31–10	—	—	—	–12.91%	–11.00%	10.61%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment. Advisor Class shares are no longer available for investment.

(4)4–2–07 for Class E and Class I shares and 7–24–03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

ILLUSTRATION OF FUND EXPENSES
Ivy European Opportunities Fund

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,001.70	1.83%	$ 9.11
Class B	$1,000	$ 997.00	2.76%	$13.78
Class C	$1,000	$ 998.30	2.42%	$12.09
Class E**	$1,000	$1,003.60	1.33%	$ 6.61
Class I	$1,000	$1,004.60	1.18%	$ 5.91
Class Y	$1,000	$1,003.20	1.45%	$ 7.21
Advisor Class**	$1,000	$1,004.10	1.32%	$ 6.61
Based on 5% Return[2]				
Class A	$1,000	$1,015.82	1.83%	$ 9.17
Class B	$1,000	$1,011.17	2.76%	$13.88
Class C	$1,000	$1,012.86	2.42%	$12.18
Class E**	$1,000	$1,018.32	1.33%	$ 6.66
Class I	$1,000	$1,019.06	1.18%	$ 5.96
Class Y	$1,000	$1,017.72	1.45%	$ 7.26
Advisor Class**	$1,000	$1,018.33	1.32%	$ 6.66

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy European Opportunities Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Austria – 0.58%		
bwin Interactive Entertainment AG (A)(B)	25	$ 1,471
Cyprus – 0.71%		
Prosafe Production (A)(B)	727	1,805
France – 11.85%		
ALSTOM (B)	40	2,494
AXA S.A. (B)	60	1,335
BNP Paribas (B)	62	4,747
JCDecaux S.A. (B)	40	1,118
Sanofi-Aventis (B)	100	7,454
Societe Generale (B)	40	2,516
TOTAL S.A. (B)	80	4,644
VINCI (B)	100	5,894
		30,202
Germany – 14.40%		
AIXTRON AG (B)	90	3,223
Bayer Aktiengesellschaft (B)	80	5,403
DaimlerChrysler AG, Registered Shares (B)	70	3,302
Dialog Semiconductor Plc (A)(B)	200	3,101
HeidelbergCement AG (B)(C)	23	1,311
HeidelbergCement AG (B)	20	1,120
Linde Aktiengesellschaft (B)	30	3,567
MorphoSys AG (A)(B)	40	902
QIAGEN N.V. (A)(B)	50	1,148
RHON-KLINIKUM Aktiengesellschaft, Ordinary Shares (B)	70	1,791
Siemens AG (B)	32	3,165
Tognum AG (B)	50	941
Volkswagen AG (A)(B)	58	5,272
Wirecard AG (B)	250	2,464
		36,710
Greece – 0.95%		
Coca-Cola Hellenic Bottling Company S.A. (B)	90	2,427
Ireland – 2.25%		
Grafton Group plc, Units (B)	873	3,744
Paddy Power plc (B)	56	2,002
		5,746
Italy – 4.05%		
AUTOGRILL S.p.A. (B)	150	1,825
AZIMUT HOLDING S.P.A. (B)	100	1,266
DiaSorin S.p.A. (A)(B)	11	409
Saipem S.p.A. (B)	150	5,805
TREVI-Finanziaria Industriale S.p.A. (B)	60	1,029
		10,334
Luxembourg – 1.84%		
SES GLOBAL S.A., Fiduciary Deposit Receipts (B)	186	4,689
Netherlands – 3.24%		
ASML Holding N.V., Ordinary Shares (B)	164	5,873
Koninklijke KPN N.V. (B)	150	2,378
		8,251
Norway – 4.87%		
StatoilHydro ASA (B)	318	7,354
Subsea 7 Inc. (A)(B)	250	5,066
		12,420

COMMON STOCKS (Continued)	Shares	Value
Portugal – 1.02%		
Galp Energia, SGPS, S.A., Class B (B)	150	$ 2,605
Russia – 0.92%		
Sberbank (Savings Bank of the Russian Federation) (A)(B)	800	2,344
Spain – 4.42%		
Banco Santander Central Hispano, S.A. (B)	350	4,651
Industria de Diseno Textil, S.A. (B)	50	3,296
Telefonica, S.A. (B)	140	3,317
		11,264
Switzerland – 18.18%		
ABB Ltd (B)	70	1,529
ARYZTA AG (B)	66	2,865
BELIMO Holding AG, Registered Shares (B)	1	757
Compagnie Financiere Richemont SA (B)	70	2,711
Credit Suisse Group, Registered Shares (B)	100	5,155
Nestle S.A., Registered Shares (B)	140	7,170
Novartis AG, Registered Shares (B)	113	6,125
Roche Holdings AG, Genusscheine (B)	40	6,486
Sonova Holding AG (B)	10	1,249
Synthes, Inc. (B)	18	2,246
Tecan Group Ltd., Registered Shares (B)	35	2,687
TEMENOS Group AG (A)(B)	140	4,123
UBS AG (B)	200	3,251
		46,354
Turkey – 0.92%		
Turkiye Garanti Bankasi Anonim Sirketi (B)	500	2,339
United Kingdom – 25.80%		
Admiral Group Plc (B)	70	1,402
Ashtead Group plc (B)	917	1,328
Aurora Russia Limited (A)(B)	1,557	656
Autonomy Corporation plc (A)(B)	120	3,320
Barclays PLC (B)	603	3,295
BG Group plc (B)	200	3,461
British Sky Broadcasting Group plc (B)	424	3,872
Britvic plc (B)	350	2,464
Capita Group Plc (The) (B)	200	2,296
Compass Group PLC (B)	300	2,395
HSBC Holdings plc (B)	500	5,069
Imperial Tobacco Group PLC (B)	200	6,102
MAXjet Airways, Inc. (A)(B)	150	—*
MAXjet Airways, Inc. (A)(B)(D)	1,129	—*
Prudential plc (B)	400	3,323
Reckitt Benckiser Group plc (B)	100	5,489
Rio Tinto plc (B)	75	4,444
Serco Group plc (B)	300	2,736
Vodafone Group Plc (B)	2,000	4,613
Xstrata plc (B)	500	9,474
		65,739
TOTAL COMMON STOCKS – 96.00%		**$244,700**
(Cost: $227,336)		

Ivy European Opportunities Fund (in thousands)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 3.22%		
Allied Irish Banks N.A. Inc., 0.000%, 4–1–10	$8,204	$ 8,204
Master Note – 0.04%		
Toyota Motor Credit Corporation, 0.134%, 4–1–10 (F)	106	106
TOTAL SHORT-TERM SECURITIES – 3.26%		**$ 8,310**
(Cost: $8,310)		
TOTAL INVESTMENT SECURITIES – 99.26%		**$253,010**
(Cost: $235,646)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.74%		**1,899**
NET ASSETS – 100.00%		**$254,909**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Citibank, N.A.	6,400	5–17–10	$311	$ —
Sell	British Pound	Citibank, N.A.	16,650	5–17–10	—	324
Sell	Euro	Citibank, N.A.	18,300	5–17–10	275	—
Sell	Euro	Citibank, N.A.	7,400	5–17–10	—	80
					$586	$404

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $1,311 or 0.51% of net assets.

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $—* or less than 0.005% of net assets.

(E)Rate shown is the yield to maturity at March 31, 2010.

(F)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date the variable rate resets.

Market Sector Diversification	
(as a % of net assets)	
Financials	16.23%
Consumer Discretionary	12.55%
Energy	12.05%
Health Care	11.96%
Consumer Staples	10.39%
Industrials	10.16%
Materials	9.94%
Information Technology	8.68%
Telecommunication Services	4.04%
Other+	4.00%

+Includes cash and cash equivalents and other assets and liabilities

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy International Balanced Fund



John C. Maxwell

Below, John C. Maxwell, CFA, portfolio manager of the Ivy International Balanced Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2010. Mr. Maxwell has managed the Fund since April 15, 2009. He has 17 years of industry experience.

Fiscal year performance

For the 12 Months Ended March 31, 2010	
Ivy International Balanced Fund (Class A shares at net asset value)	42.40%
Benchmark(s) and/or Lipper Category	
MSCI AC World ex U.S.A. Index (generally reflects the performance of securities representing international stock markets)	60.93%
J.P. Morgan Non-U.S. Government Bond Index (generally reflects the performance of securities representing the international government bond market)	8.18%
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	39.96%

Multiple indexes are presented because the Fund invests in multiple asset classes.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Overall the biggest single driver of performance this year was our aggressive weighting of equities compared to fixed-income securities in the Fund. Throughout the year, fixed-income securities were weighted at the low end of their disclosed investment range (30 to 50 percent of the Fund's total assets may be invested in fixed-income securities), while equities were at the high end of their disclosed investment range (50 to 70 percent of the Fund's total assets may be invested in equities). Our reasoning for preferring equities to fixed income was twofold. First, we had a positive outlook for economic recovery, which normally favors stocks over bonds. Second, and probably more important, throughout the period equity yields (dividend, earnings or free cash flow) were at an historic discount to bonds and remain cheap today.

Within the equity side of the fund stock and sector selection were the largest contributors to our performance over the fiscal year ended March 31, 2010, a period in which the Fund was overweight in the cyclical industries and underweight in defensive ones. With the exception of consumer staples, the big defensive industries – utilities, integrated telecommunications services, pharmaceuticals and large integrated oil – all underperformed considerably, and the Fund was significantly underweight in that group. The cyclical industries where we were overweight and that made the strongest contribution to performance were oil services, information technology and consumer discretionary. Sectors that hurt our performance, where we did not have enough exposure, were financials and materials, though our stock selection was generally good in these sectors.

Meanwhile, bond spreads over the past 12 months have tightened enormously to reflect the market's changing view on the economy. This has been good for bond prices in general, as it supports the belief that the huge government stimulus programs will drive economic growth and recovery. In other words, both bond and equity markets now seem to believe that the worst of the economic decline is well behind us.

Geography helped generate strong results

While we manage the Fund more around sectors than countries, our two big geography-specific calls during the fiscal year worked out well. For the first time in more than three years we made Australia an overweight due to relative economic prospects and reasonable prices. Subsequently, Australia paid off handsomely as it was the best-performing large country in the index. In addition, we remained underweight in Japan due to its poor economic prospects; this paid off as well, as Japan was the worst-performing large country in the index. Finally, given our heavy exposure to non-Treasury issuers, the Fund benefited significantly from our corporate bond exposure.

Elsewhere, cash, which represented about 3 percent of the Fund through the year, provided a headwind, with the market going up so much and the U.S. dollar weakening markedly versus the index basket of currencies. We typically hold our cash in U.S. dollars.

A strong rebound off a deep bottom

The 12-month period ended March 31, 2010, was very strong as equity investors decided that the world as we know it is not going to end. We were pleased that we were able to participate and offset the majority of the losses incurred in the previous year.

The Fund's fiscal year started in the middle of the steepest part of the market rebound. In April and May of 2009, the market rose dramatically as economic data was stabilizing in most parts of the world and rising in many emerging markets, particularly in Asia. Furthermore, we gained confidence that the global stimulus was going to avert a disaster. In these early months we owned solid companies that were oversold in the downturn. This period also represented the best part of the Fund's annual

performance relative to its benchmark. The Fund had a very strong value (as opposed to growth) orientation as we entered the fiscal year.

In May and early June of 2009 we sold some of our strong performers that recovered beyond our expectations and started to buy what we felt were more stable growers and defensive stocks that had lagged. The next leg of the market started in July as company earnings proved much better than expected. In general, companies acted quickly and decisively in the crisis to cut costs while maintaining surprising pricing discipline. At this time we decided late-cycle stocks with secular growth themes were a reasonable investment option and we reintroduced our theme of buying companies exposed to infrastructure spending.

The market reached levels around where we are today in late October of 2009. In November we saw the first concrete signs of tightening in Europe, the U.S. and China. In the developed world it was more about removing extraordinary measures that were no longer necessary, while in China it was more traditional tightening, such as increasing reserve requirements.

We started talking about Greece last December. For us, Greece is a proxy for all over-levered developed market countries that are doing a poor job of managing their budgets. Japan, the U.S. and the U.K. as well as other Eurozone countries fit this description. Given this, the financial strength of most developed markets – particularly after the last year and half – are at a point at which investors are asking if it is an appropriate risk/reward to lend them money and only receive a very minimal return. The inability for developed market countries to borrow at low rates is the biggest near-term risk we see in the system.

Our outlook

As we enter fiscal year 2011, we believe the Fund is positioned for a better-than-expected cyclical recovery. The changes to our top 10 holdings are representative of the increased cyclical exposure, although we also have the Fund positioned with a strong contingent of defensive stable stocks. In addition, our focus on cash generation and dividends across most of our names should provide a buffer should the market take a more negative tone. Today, our three major themes for investing are the strengthening emerging markets consumer, particularly in Asia, strong growth in infrastructure spending and high and believable dividends. Our ideal holding is one that is exposed to our themes, is experiencing strong cash generation, has a strong balance sheet and has good prospects for relative sales growth. We expect incremental purchases will be among growth stocks. With regard to positioning, we continue to run at low levels of cash and expect to have direct emerging markets exposure.

Looking ahead, we are optimistic about the prospects for stocks based on the belief that economic growth in developed markets likely will exceed expectations. In most emerging markets we believe expectations are already high, given the evidence of the last 12 months; we are in line with this assessment. We are also very encouraged by how well most companies have managed the downturn. We believe the cost disciplines shown in the

downturn will lead to strong profit leverage in the upturn. That said, we are not sounding the all-clear signal, recognizing that big risks remain.

Our largest concerns are that either sovereign debt costs will rise beyond government's capacity to pay; governments will remain too accommodative and create inflation or another bubble that will have to unravel; or, conversely, governments will remove stimulus or tighten too rapidly, causing a double dip from which a rebound at current leverage ratios would be protracted, to say the least. When considering the latter scenarios, we believe governments will tend to err on the side of inflation as it would be more challenging to dig out of a double-dip situation.

Given this view, and the fact that bond and equity markets have rallied strongly over the past year – and on a number of measures are in a state of overvaluation – we remain cautious. We continue to focus on finding what we feel are strong corporate bond issuers around the globe that should be able to weather a number of economic environments. We maintain a short duration on the Fund's bond holdings in order to have better visibility in these highly uncertain times.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Balanced Fund.

Ivy International Balanced Fund

ALL DATA IS AS OF MARCH 31, 2010 (UNAUDITED)

Asset Allocation



Stocks 66.84%

Bonds 30.51%

Cash and Cash Equivalents 2.65%

Stocks	66.84%
Financials	11.38%
Industrials	8.95%
Consumer Discretionary	8.30%
Consumer Staples	7.57%
Information Technology	7.20%
Energy	6.65%
Materials	6.41%
Telecommunication Services	4.65%
Health Care	4.12%
Utilities	1.61%
Bonds	**30.51%**
Other Government Securities	17.64%
Corporate Debt Securities	12.87%
Cash and Cash Equivalents	**2.65%**

Country Weightings



Europe 48.90%

Pacific Basin 36.75%

North America 6.57%

South America 4.38%

Bahamas/Caribbean 0.75%

Cash and Cash Equivalents 2.65%

Europe	48.90%
France	15.29%
United Kingdom	14.00%
Switzerland	4.28%
Germany	3.94%
Other Europe	11.39%
Pacific Basin	**36.75%**
Australia	10.29%
Japan	9.68%
Hong Kong	3.69%
Other Pacific Basin	13.09%
North America	**6.57%**
South America	**4.38%**
Bahamas/Caribbean	**0.75%**
Cash and Cash Equivalents	**2.65%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	201/583	35
3 Year	290/497	59
5 Year	92/389	24
10 Year	10/214	5

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
TOTAL S.A.	France	Energy	Integrated Oil & Gas
Mitsui & Co., Ltd.	Japan	Industrials	Trading Companies & Distributors
Barclays PLC	United Kingdom	Financials	Diversified Banks
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Xstrata plc	United Kingdom	Materials	Diversified Metals & Mining
Unilever PLC	United Kingdom	Consumer Staples	Packaged Foods & Meats
Mitsubishi Electric Corporation	Japan	Industrials	Heavy Electrical Equipment
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Foster's Group Limited	Australia	Consumer Staples	Brewers
Cheung Kong (Holdings) Limited	Hong Kong	Financials	Real Estate Development

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Balanced Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Ivy International Balanced Fund, Class A Shares(1) $17,021
MSCI AC World ex U.S.A. Index $14,963
J.P. Morgan Non-U.S. Government Bond Index $19,967
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average $12,547
9-30 2000
9-30 2001
9-30 2002
9-30 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3–31–10	34.21%	36.79%	41.42%	34.51%	43.15%	42.69%
5-year period ended 3–31–10	2.71%	2.71%	3.16%	—	—	4.05%
10-year period ended 3–31–10	5.18%	—	—	—	—	—
Since inception of Class(3) through 3–31–10	—	5.47%	5.74%	–4.33%	–1.78%	6.69%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)12–8–03 for Class B, Class C and Class Y shares and 4–2–07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus International Balanced Fund merged into the Ivy International Balanced Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus International Balanced Fund Class A shares, restated to reflect current sales charges applicable to Ivy International Balanced Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy International Balanced Fund. If these expenses were reflected, performance shown would differ.

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,031.10	1.44%	$ 7.31
Class B	$1,000	$1,025.30	2.43%	$12.25
Class C	$1,000	$1,026.70	2.08%	$10.54
Class E	$1,000	$1,031.10	1.33%	$ 6.70
Class I	$1,000	$1,032.50	0.98%	$ 4.98
Class Y	$1,000	$1,031.80	1.25%	$ 6.30
Based on 5% Return[2]				
Class A	$1,000	$1,017.77	1.44%	$ 7.26
Class B	$1,000	$1,012.80	2.43%	$12.18
Class C	$1,000	$1,014.57	2.08%	$10.48
Class E	$1,000	$1,018.30	1.33%	$ 6.66
Class I	$1,000	$1,020.02	0.98%	$ 4.95
Class Y	$1,000	$1,018.72	1.25%	$ 6.26

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy International Balanced Fund (in thousands) MARCH 31, 2010

COMMON STOCKS	Shares	Value
Australia – 6.54%		
Amcor Limited (A)	516	$ 3,024
Crown Limited (A)	444	3,331
Foster's Group Limited (A)	768	3,727
Orica Limited (A)	82	2,010
OZ Minerals Limited (A)	1,694	1,780
Telstra Corporation Limited (A)	1,205	3,307
Telstra Corporation Limited (A)(B)	80	220
		17,399
Brazil – 1.64%		
Companhia Energetica de Minas Gerais – CEMIG, ADR	142	2,366
Vivo Participacoes S.A., ADR	74	1,994
		4,360
Canada – 1.74%		
Canadian Natural Resources Limited (A)	36	2,627
Research In Motion Limited (C)	27	2,013
		4,640
Cayman Islands – 0.75%		
Mindray Medical International Limited, ADR	55	1,985
China – 1.31%		
Industrial and Commercial Bank of China Limited, H Shares (A)(B)	3,712	2,830
Renhe Commercial Holdings Company Limited (A)(B)	2,672	619
Renhe Commercial Holdings Company Limited (A)	184	43
		3,492
France – 9.24%		
ALSTOM (A)	48	2,963
AXA S.A. (A)	119	2,641
Cap Gemini SA (A)	39	1,934
Sanofi-Aventis (A)	51	3,773
Societe Generale (A)	39	2,435
Technip-Coflexip (A)	28	2,286
TOTAL S.A. (A)	90	5,212
Vivendi Universal (A)	125	3,348
		24,592
Germany – 3.94%		
Bayer Aktiengesellschaft (A)	37	2,505
DaimlerChrysler AG, Registered Shares (A)	55	2,604
Deutsche Boerse AG (A)	35	2,588
Deutsche Lufthansa Aktiengesellschaft (A)	168	2,777
		10,474
Greece – 0.77%		
Coca-Cola Hellenic Bottling Company S.A. (A)	76	2,048
Hong Kong – 3.69%		
Cheung Kong (Holdings) Limited (A)	288	3,709
CNOOC Limited (A)	1,390	2,288
Esprit Holdings Limited (A)	248	1,954
New World Development Company Limited (A)	953	1,866
		9,817
India – 0.87%		
Infosys Technologies Limited, ADR	39	2,312
Italy – 0.27%		
Geox S.p.A. (A)	104	724

COMMON STOCKS (Continued)	Shares	Value
Japan – 9.68%		
Canon Inc. (A)	42	$ 1,964
KONAMI CORPORATION (A)	161	3,099
Mitsubishi Electric Corporation (A)	413	3,795
Mitsui & Co., Ltd. (A)	286	4,804
Nissin Kogyo Co., Ltd. (A)	212	3,460
NTT DoCoMo, Inc. (A)	2	3,133
Seven & i Holdings Co., Ltd. (A)	84	2,035
Sumitomo Corporation (A)	303	3,484
		25,774
Mexico – 1.62%		
Fomento Economico Mexicano, S.A.B. de C.V.	41	1,953
Grupo Modelo, S.A.B. de C.V., Series C (A)	398	2,351
		4,304
Netherlands – 1.14%		
Fugro N.V. (A)	46	3,038
Singapore – 1.76%		
CapitaCommercial Trust (A)	2,656	2,050
DBS Group Holdings Ltd (A)	258	2,633
		4,683
Spain – 1.57%		
Banco Santander Central Hispano, S.A. (A)	141	1,877
Tecnicas Reunidas, S.A. (A)	36	2,294
		4,171
Switzerland – 4.28%		
Nestle S.A., Registered Shares (A)	82	4,190
Roche Holdings AG, Genusscheine (A)	21	3,333
Syngenta AG (A)	7	1,874
TEMENOS Group AG (A)(C)	68	1,994
		11,391
Taiwan – 2.19%		
High Tech Computer Corp. (A)	220	2,570
Taiwan Semiconductor Manufacturing Company Ltd. (A)	1,681	3,255
		5,825
United Kingdom – 13.09%		
AstraZeneca PLC (A)	42	1,857
BAE Systems plc (A)	600	3,378
Barclays PLC (A)	795	4,345
Home Retail Group plc (A)	453	1,863
Informa plc (A)	337	1,983
International Power plc (A)	397	1,921
Prudential plc (A)	319	2,654
Serco Group plc (A)	287	2,615
Unilever PLC (A)	131	3,852
Vodafone Group Plc (A)	1,603	3,697
WPP Group plc (A)	272	2,816
Xstrata plc (A)	204	3,858
		34,839
United States – 0.75%		
Southern Copper Corporation	63	2,005
TOTAL COMMON STOCKS – 66.84%		**$177,873**
(Cost: $160,225)		

CORPORATE DEBT SECURITIES	Principal	Value
Argentina – 1.17%		
Arcos Dorados B.V.,		
7.500%, 10–1–19 (B)	$ 3,000	$ 3,105
Australia – 2.14%		
Coles Myer Finance Limited,		
6.000%, 7–25–12 (D)	AUD1,250	1,131
Fairfax Media Group Finance Pty Limited,		
5.250%, 6–15–12 (D)	EUR2,000	2,722
Vodafone Group Plc,		
6.750%, 1–10–13 (D)	AUD2,000	1,842
		5,695
Brazil – 1.57%		
AmBev International Finance Co. Ltd.,		
9.500%, 7–24–17 (D)	BRL7,500	4,175
Canada – 1.34%		
Teck Resources Limited,		
9.750%, 5–15–14	$ 3,000	3,555
Denmark – 1.22%		
Carlsberg Finans A/S,		
7.000%, 2–26–13 (D)	GBP2,000	3,260
France – 2.23%		
Vivendi,		
7.750%, 1–23–14 (D)	EUR2,000	3,134
WPP Finance S.A.,		
5.250%, 1–30–15 (D)	2,000	2,834
		5,968
Luxembourg – 1.13%		
Wind Acquisition Finance S.A.:		
11.000%, 12–1–15 (D)	1,500	2,178
11.750%, 7–15–17 (B)	$ 750	829
		3,007
Netherlands – 1.16%		
Heineken N.V.,		
7.125%, 4–7–14 (D)	EUR2,000	3,090
United Kingdom – 0.91%		
Rio Tinto Finance (USA) Limited,		
8.950%, 5–1–14	$ 2,000	2,410
TOTAL CORPORATE DEBT SECURITIES – 12.87%		$ 34,265
(Cost: $32,156)		

OTHER GOVERNMENT SECURITIES		
Australia – 1.61%		
New South Wales Treasury Corporation,		
6.000%, 5–1–12 (D)	AUD4,600	4,277
France – 3.82%		
French Treasury Bond (OAT),		
4.250%, 10–25–17 (D)	EUR6,920	10,148

OTHER GOVERNMENT SECURITIES (Continued)	Principal	Value
Malaysia – 2.43%		
Malaysian Government Bonds:		
3.756%, 4–28–11 (D)	MYR8,550	$ 2,655
3.461%, 7–31–13 (D)	12,435	3,822
		6,477
Mexico – 1.12%		
United Mexican States Government Bonds,		
8.000%, 12–19–13 (D)	MXN35,000	2,983
Netherlands – 1.12%		
Netherlands Government Bonds,		
4.500%, 7–15–17 (D)	EUR2,000	2,989
New Zealand – 1.08%		
New Zealand Government Bonds,		
6.000%, 11–15–11 (D)	NZD3,910	2,874
Poland – 0.45%		
Poland Government Bonds,		
6.250%, 10–24–15 (D)	PLN3,250	1,198
South Korea – 3.45%		
Republic of Korea (The),		
7.125%, 4–16–19	$ 2,890	3,386
South Korea Treasury Bonds,		
5.250%, 9–10–12 (D)	KRW6,350,000	5,804
		9,190
Sweden – 2.56%		
Kingdom of Sweden (The),		
5.250%, 3–15–11 (D)	SEK47,170	6,820
TOTAL OTHER GOVERNMENT SECURITIES – 17.64%		$ 46,956
(Cost: $45,705)		

SHORT-TERM SECURITIES		
Commercial Paper (E) – 1.70%		
Allied Irish Banks N.A. Inc.,		
0.000%, 4–1–10	$ 4,524	4,524
Master Note – 0.52%		
Toyota Motor Credit Corporation,		
0.134%, 4–1–10 (F)	1,391	1,391
TOTAL SHORT-TERM SECURITIES – 2.22%		$ 5,915
(Cost: $5,915)		
TOTAL INVESTMENT SECURITIES – 99.57%		$265,009
(Cost: $244,001)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.43%		1,146
NET ASSETS – 100.00%		$266,155

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Goldman Sachs International	37,000	5–10–10	$ 538	$ —

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $7,603 or 2.86% of net assets.

(C) No dividends were paid during the preceding 12 months.

(D) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD – Australian Dollar, BRL – Brazilian Real, EUR – Euro, GBP – British Pound, KRW – South Korean Won, MXN – Mexican Peso, MYR – Malaysian Ringgit, NZD – New Zealand Dollar, PLN – Polish Zloty and SEK – Swedish Krona).

(E) Rate shown is the yield to maturity at March 31, 2010.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Other Government Securities	17.64%
Consumer Discretionary	11.67%
Consumer Staples	11.52%
Financials	11.38%
Industrials	10.43%
Materials	8.66%
Information Technology	7.20%
Energy	6.65%
Telecommunication Services	6.47%
Health Care	4.12%
Utilities	1.61%
Other+	2.65%

+Includes cash and cash equivalents and other assets and liabilities

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy International Core Equity Fund



Below, John C. Maxwell, CFA, portfolio manager of the Ivy International Core Equity Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2010. Mr. Maxwell has managed and/or co-managed the Fund for four years and he has 17 years of industry experience.

John C. Maxwell

Fiscal year performance

For the 12 Months Ended March 31, 2010

Ivy International Core Equity Fund (Class A shares at net asset value)	56.68%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Index (with net dividends) (generally reflects the performance of securities representing the international securities markets)	54.45%
Lipper International Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	51.20%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Stock and sector selection were the largest contributors to our performance over the fiscal year ended March 31, 2010, a period during which the Fund was overweight the cyclical industries and underweight defensive ones. With the exception of consumer staples, the big defensive industries all underperformed considerably. The Fund's relative performance was boosted by its significant underweight in two of these arenas – utilities and integrated oil. The cyclical industries where we were overweight and that made the strongest contribution to performance were oil services, information technology and consumer discretionary. Sectors that hurt our performance, where we did not have enough exposure, were financials and materials, though our stock selection within these sectors was generally good.

Geography helps generate strong results

While we manage the Fund more around sectors than countries, our two big geographically specific calls during the fiscal year worked out well. For the first time in more than three years, we made Australia an overweight due to relative economic prospects and reasonable prices. Subsequently, Australia paid off handsomely as it was the best-performing large country in the index. In addition, we remained underweight in Japan due to poor economic prospects; this paid off as well, as Japan was the worst-performing large country in the index. Finally, we had just a little more than 9 percent of the Fund in emerging markets throughout the period, an area where performance was a little disappointing.

Cash with the market going up so much and the U.S. dollar weakening markedly versus the index basket of currencies. We typically hold our cash in U.S. dollars.

A strong rebound off a deep bottom

The 12-month period ended March 31, 2010, was very strong as equity investors decided that the world as we know it is not going to end. As such, we were pleased that we were able to participate and offset the majority of the losses the Fund incurred in the previous year.

The fiscal year started in the middle of the steepest part of the market rebound. In the months of April and May 2009, the market rose dramatically as economic data was stabilizing in most parts of the world and rising in many emerging markets, particularly in Asia. Furthermore, we gained confidence that the global stimulus could avert an economic disaster. In these early months, we owned solid companies that got oversold in the downturn. This period also represented the best part of our annual performance relative to the benchmark. The Fund had a very strong value (as opposed to growth) orientation as we entered the fiscal year.

In May and early June of 2009 we sold some of our strong performers that recovered beyond our expectations and started to buy what we felt were more stable growers and defensive stocks that had lagged. The next leg of the market started in July when company earnings proved much better than expected. In general, companies acted quickly and decisively in the crisis to cut costs while maintaining surprising pricing discipline. At this time, we decided late-cycle stocks with secular growth themes were a reasonable investment option and we reintroduced our theme of buying companies exposed to infrastructure spending.

As early as late October 2009, the market reached levels around where they were at the end of the Fund's fiscal year. In November we saw the first concrete signs of tightening in Europe, the U.S. and China. In the developed world it was more about removing extraordinary measures that were no longer necessary, while in China it was more traditional tightening, such as increasing reserve requirements.

Greece's debt problems remain concerning. For us, Greece is a proxy for all over-levered developed-market countries that are doing a poor job of managing their budgets. Japan, the United States and the U.K., as well as other Eurozone countries, fit this description. Given this, the financial strength of most developed markets – particularly after the last year and half – are at a point where investors are asking if it is an appropriate risk/reward to lend them money and only receive a very minimal return. The potential inability for developed market countries to borrow at low rates is the biggest near-term risk we see in the system.

Our outlook

As we enter the new fiscal year, we believe the Fund is positioned for a better-than-expected cyclical recovery. The changes to our top 10 holdings are representative of the increased cyclical exposure, although we also remain with a strong contingent of defensive stable stocks. In addition, our focus on cash generation and dividends across all our names is designed to provide a buffer should the market take a more negative tone. Today, our three major themes are the strengthening emerging markets consumer, particularly in Asia; strong growth in infrastructure spending; and high and believable dividends. Our ideal holding is one that is exposed to our themes, is experiencing strong cash generation, has a strong balance sheet and has good prospects for relative sales growth. With regard to positioning, we continue to run at low levels of cash and expect to have about 15 percent of the Fund's assets invested in emerging markets.

Looking ahead, we are optimistic about the prospects for stocks based on the belief that economic growth in developed markets likely will exceed expectations. In most emerging markets, we believe expectations are already high, given the evidence of the last 12 months. We are very encouraged by how well most companies have managed the downturn. We believe the cost disciplines shown in the downturn will lead to strong profit leverage in the upturn. That said, we are not sounding the all-clear signal, recognizing that big risks remain.

Our largest concerns are that either sovereign debt costs rise beyond government's capacity to pay; governments remain too accommodative and create inflation or another bubble that will have to unravel; or, conversely, governments remove stimulus or tighten too rapidly, causing a double dip from which a rebound at current leverage ratios would be protracted, to say the least. When considering the latter scenarios, we believe governments will tend to err on the side of inflation as it would be more challenging to dig out of a double-dip situation.

We are monitoring spreads, willingness of banks to lend, money flows and how stimuli-supported parts of the global market are performing as the stimulus is removed. Obviously, based on the Greek discussion above, we want to see stable-to-improving sovereign spreads. We are looking for signs that banks, particularly in the developed world, are willing to take more risk and extend credit. We also are watching money flows to see where the next bubble might occur. Finally, we are monitoring areas such as automobile and home purchases to see if they continue to improve when stimulus measures are removed.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Investing in emerging markets may accentuate these risks. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Core Equity Fund.

Ivy International Core Equity Fund

ALL DATA IS AS OF MARCH 31, 2010 (UNAUDITED)

Asset Allocation


Stocks 98.11%
Cash and Cash Equivalents 1.89%

Stocks	**98.11%**
Financials	16.78%
Industrials	13.24%
Consumer Discretionary	12.29%
Consumer Staples	11.02%
Information Technology	10.66%
Energy	9.83%
Materials	9.25%
Telecommunication Services	6.62%
Health Care	6.03%
Utilities	2.39%
Cash and Cash Equivalents	**1.89%**

Lipper Rankings

Category: Lipper International Large-Cap Core Funds	Rank	Percentile
1 Year	56/401	14
3 Year	5/325	2
5 Year	7/265	3
10 Year	6/155	4

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings


Europe 50.03%
Pacific Basin 38.44%
North America 6.07%
South America 2.43%
Bahamas/Caribbean 1.14%
Cash and Cash Equivalents 1.89%

Europe	**50.03%**
United Kingdom	19.04%
France	13.53%
Switzerland	6.12%
Germany	5.72%
Other Europe	5.62%
Pacific Basin	**38.44%**
Japan	14.27%
Australia	9.52%
Hong Kong	5.43%
Other Pacific Basin	9.22%
North America	**6.07%**
South America	**2.43%**
Bahamas/Caribbean	**1.14%**
Cash and Cash Equivalents	**1.89%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
TOTAL S.A.	France	Energy	Integrated Oil & Gas
Mitsui & Co., Ltd.	Japan	Industrials	Trading Companies & Distributors
Barclays PLC	United Kingdom	Financials	Diversified Banks
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Mitsubishi Electric Corporation	Japan	Industrials	Heavy Electrical Equipment
Unilever PLC	United Kingdom	Consumer Staples	Packaged Foods & Meats
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Foster's Group Limited	Australia	Consumer Staples	Brewers
Cheung Kong (Holdings) Limited	Hong Kong	Financials	Real Estate Development
Xstrata plc	United Kingdom	Materials	Diversified Metals & Mining

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Core Equity Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Ivy International Core Equity Fund, Class A Shares(1) $15,352
MSCI EAFE Index. $13,207
Lipper International Large-Cap Core Funds Universe Average. $12,226
12-31 2000
12-31 2001
12-31 2002
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3–31–10	47.67%	51.20%	55.61%	47.67%	57.44%	57.10%
5-year period ended 3–31–10	7.76%	7.97%	8.28%	—	—	9.23%
10-year period ended 3–31–10	3.96%	3.49%	3.56%	—	—	—
Since inception of Class(3) through 3–31–10	—	—	—	–3.21%	–0.56%	12.65%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)4–2–07 for Class E and Class I shares and 7–24–03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy International Core Equity Fund

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,040.10	1.52%	$ 7.75
Class B	$1,000	$1,035.10	2.42%	$12.31
Class C	$1,000	$1,035.80	2.15%	$10.89
Class E	$1,000	$1,039.80	1.53%	$ 7.75
Class I	$1,000	$1,041.60	1.11%	$ 5.61
Class Y	$1,000	$1,040.50	1.36%	$ 6.94
Based on 5% Return[2]				
Class A	$1,000	$1,017.35	1.52%	$ 7.67
Class B	$1,000	$1,012.88	2.42%	$12.18
Class C	$1,000	$1,014.21	2.15%	$10.78
Class E	$1,000	$1,017.29	1.53%	$ 7.67
Class I	$1,000	$1,019.40	1.11%	$ 5.55
Class Y	$1,000	$1,018.15	1.36%	$ 6.86

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy International Core Equity Fund (in thousands) MARCH 31, 2010

COMMON STOCKS	Shares	Value
Australia – 9.52%		
Amcor Limited (A)	2,007	$ 11,770
Crown Limited (A)	1,759	13,203
Foster's Group Limited (A)	3,028	14,701
Orica Limited (A)	336	8,250
OZ Minerals Limited (A)	6,725	7,066
Telstra Corporation Limited (A)	4,619	12,673
Telstra Corporation Limited (A)(B)	146	401
		68,064
Brazil – 2.43%		
Companhia Energetica de Minas Gerais – CEMIG, ADR	564	9,382
Vivo Participacoes S.A., ADR	294	7,972
		17,354
Canada – 2.61%		
Canadian Natural Resources Limited (A)	142	10,509
Research In Motion Limited (C)	110	8,135
		18,644
Cayman Islands – 1.14%		
Mindray Medical International Limited, ADR	224	8,176
China – 1.95%		
Industrial and Commercial Bank of China Limited, H Shares (A)(B)	7,027	5,358
Industrial and Commercial Bank of China Limited, H Shares (A)	7,772	5,926
Renhe Commercial Holdings Company Limited (A)(B)	6,020	1,395
Renhe Commercial Holdings Company Limited (A)	5,322	1,234
		13,913
France – 13.53%		
ALSTOM (A)	188	11,701
AXA S.A. (A)	473	10,514
Cap Gemini SA (A)	156	7,673
Sanofi-Aventis (A)	197	14,721
Societe Generale (A)	144	9,069
Technip-Coflexip (A)	112	9,070
TOTAL S.A. (A)	355	20,627
Vivendi Universal (A)	503	13,459
		96,834
Germany – 5.72%		
Bayer Aktiengesellschaft (A)	140	9,440
DaimlerChrysler AG, Registered Shares (A)	221	10,413
Deutsche Boerse AG (A)	133	9,820
Deutsche Lufthansa Aktiengesellschaft (A)	678	11,226
		40,899
Greece – 1.14%		
Coca-Cola Hellenic Bottling Company S.A. (A)	304	8,184
Hong Kong – 5.43%		
Cheung Kong (Holdings) Limited (A)	1,141	14,695
CNOOC Limited (A)	5,444	8,961
Esprit Holdings Limited (A)	983	7,751
New World Development Company Limited (A)	3,780	7,400
		38,807
India – 1.33%		
Tata Consultancy Services Limited (A)	547	9,507

COMMON STOCKS (Continued)	Shares	Value
Italy – 0.42%		
Geox S.p.A. (A)	436	$ 3,022
Japan – 14.27%		
Canon Inc. (A)	168	7,786
KONAMI CORPORATION (A)	634	12,219
Mitsubishi Electric Corporation (A)	1,666	15,307
Mitsui & Co., Ltd. (A)	1,114	18,726
Nissin Kogyo Co., Ltd. (A)	836	13,647
NTT DoCoMo, Inc. (A)	8	12,318
Seven & i Holdings Co., Ltd. (A)	338	8,160
Sumitomo Corporation (A)	1,214	13,956
		102,119
Mexico – 2.35%		
Fomento Economico Mexicano, S.A.B. de C.V.	163	7,747
Grupo Modelo, S.A.B. de C.V., Series C (A)	1,531	9,038
		16,785
Netherlands – 1.66%		
Fugro N.V. (A)	182	11,894
Singapore – 2.73%		
CapitaCommercial Trust (A)	10,563	8,155
DBS Group Holdings Ltd (A)	1,113	11,376
		19,531
Spain – 2.40%		
Banco Santander Central Hispano, S.A. (A)	590	7,841
Tecnicas Reunidas, S.A. (A)	148	9,290
		17,131
Switzerland – 6.12%		
Nestle S.A., Registered Shares (A)	310	15,891
Roche Holdings AG, Genusscheine (A)	77	12,478
Syngenta AG (A)	27	7,514
TEMENOS Group AG (A)(C)	269	7,909
		43,792
Taiwan – 3.21%		
High Tech Computer Corp. (A)	847	9,895
Taiwan Semiconductor Manufacturing Company Ltd., ADR	1,245	13,056
		22,951
United Kingdom – 19.04%		
AstraZeneca PLC (A)	175	7,824
BAE Systems plc (A)	2,318	13,058
Barclays PLC (A)	3,001	16,407
Home Retail Group plc (A)	1,797	7,391
Informa plc (A)	1,339	7,867
International Power plc (A)	1,574	7,619
Prudential plc (A)	1,293	10,740
Serco Group plc (A)	1,176	10,726
Unilever PLC (A)	517	15,193
Vodafone Group Plc (A)	6,084	14,033
WPP Group plc (A)	1,078	11,169
Xstrata plc (A)	749	14,193
		136,220
United States – 1.11%		
Southern Copper Corporation	251	7,937
TOTAL COMMON STOCKS – 98.11%		**$701,764**
(Cost: $642,560)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 0.64%		
Ecolab Inc.,		
0.000%, 4–1–10	$4,533	$ 4,533
Master Note – 0.39%		
Toyota Motor Credit Corporation,		
0.134%, 4–1–10 (E)	2,814	2,814
TOTAL SHORT-TERM SECURITIES – 1.03%		$ 7,347
(Cost: $7,347)		
TOTAL INVESTMENT SECURITIES – 99.14%		$709,111
(Cost: $649,907)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.86%		6,138
NET ASSETS – 100.00%		$715,249

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $7,154 or 1.00% of net assets.

(C) No dividends were paid during the preceding 12 months.

(D) Rate shown is the yield to maturity at March 31, 2010.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Financials	16.78%
Industrials	13.24%
Consumer Discretionary	12.29%
Consumer Staples	11.02%
Information Technology	10.66%
Energy	9.83%
Materials	9.25%
Telecommunication Services	6.62%
Health Care	6.03%
Utilities	2.39%
Other+	1.89%

+Includes cash and cash equivalents and other assets and liabilities

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.



Below, Chace Brundige, CFA, portfolio manager of the Ivy International Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2010. Mr. Brundige has managed the Fund for one year and he has 16 years of industry experience.

Chace Brundige

Fiscal year performance

For the 12 Months Ended March 31, 2010

Ivy International Growth Fund (Class A shares at net asset value)	47.70%

Benchmark(s) and/or Lipper Category

MSCI EAFE Growth Index (generally reflects the performance of securities representing international growth securities markets)	50.60%
Lipper International Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	53.41%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

A strong rebound off a deep bottom

The fiscal year ended March 31, 2010, was a period in which global markets performed strongly as global economic recovery gained traction. As the U.S. launched into quantitative easing and China's rapid loan growth materialized, markets correctly bid up assets – gold, real estate and equities – and left the U.S. dollar in the dust. All of this provided a strong environment for international equities for the year.

This positive momentum continued largely unabated throughout the second and third quarters. Equity valuation spreads had widened to unprecedented levels at the beginning of the year. Value investments began to dramatically outperform their growth counterparts and the dollar continued to weaken against international currencies as investors moved away from safety and increasingly used it as a source of funds. Credit spreads that had been so wide tightened dramatically, causing the credit window to open once again (at least for large corporations). European and Japanese banks began to recapitalize and leveraged companies of all kinds began to refinance.

In November, we saw the first concrete signs of tightening in Europe, the U.S. and China. In the developed world it was more about removing extraordinary measures that no longer were necessary, while in China it was more traditional tightening, such as increasing reserve requirements. Global gross domestic product growth has rebounded, led by China and other emerging economies, while many in the west face a tepid rebound. As calendar-year 2009 wound to a close, momentum slowed perceptibly, and the U.S. dollar began to strengthen versus the index basket of international currencies, breaking a six-month trend of significant weakening. In general, the availability and cost of money continued to improve globally, although credit availability to consumers and small businesses remains tight in most developed markets.

Factors impacting performance

Sector returns for the Fund's fiscal year were fairly balanced, with both stable and cyclical sectors among the outperformers. Consumer discretionary emerged as the Fund's strongest source of absolute performance. Outstanding stock selection in this arena more than compensated for the Fund's relative underweight exposure. Energy holdings also added significantly to performance. The Fund's better stock selection drove results that were more than double that of the index in that sector. Materials holdings were also helpful throughout most of the Fund's fiscal year; however, the Fund's significant underweight in this arena dampened relative results. While we have identified attractive portfolio candidates within the materials space, we have not forced a particular sector weighting into the Fund as our process is generally focused on finding companies that fit our investment criteria, rather than making broad sector bets.

Positioning for 2010

We made some changes in late 2009 to position the Fund for a different market in 2010. We increased our exposure to Japan and have focused on export-driven companies that we feel are competitively positioned. Currencies are always difficult to call. From our vantage point, the risk to the yen versus the U.S. dollar is solidly skewed to the downside, so we entered 2010 having hedged our entire yen exposure. The Fund's cyclical exposure has been focused in information technology and energy – companies we purchased on their own merits as opposed to a sector or industry call – but we feel information technology will benefit as companies generally focus capital expenditure budgets on driving efficiencies and cost saving versus increasing production. We believe that our oil services positions could benefit from a global recovery and we prefer that commodity to others based on secular consumer demand in emerging economies as well as a relatively unresponsive global supply. Our concern regarding the materials sector, generally speaking, is that much near-term demand has been generated through stimulus policy decisions in China combined with a focused inventory build ahead of the use of those materials at prices that were considered attractive. Therefore, we feel that the demand outlook, while solid, could be bumpy throughout the rest of 2010.

A halting recovery, significant headwinds

We see a lot of positives and negatives playing tug-of-war in the equity markets. We think that unprecedented corporate cuts in fixed expenses and capital spending have generally prepared companies for strong margin expansion in the recovery. Earnings estimates that came down so sharply since late 2007 appear to have bottomed and may be on their way back up. We believe stocks have anticipated this, but strengthening economic growth could drive marked positive earnings estimate revisions – a clear positive for the market. As the credit crunch in developed markets caused companies to cut expenses and conserve working capital, inventories broadly drew down to very low levels. We're now seeing the expected inventory restocking. Continued improvement in final demand could accentuate this inventory effect. While we often hear anecdotes of companies and supply chains having learned to exist with lower inventories, we believe that any hint of shortages would quickly result in a snapback. This will probably occur in certain industries and geographies.

The elephant in the room is that developed economies will eventually be forced to increase taxes and cut spending. Budget deficits cannot perpetually expand, and without a strong multi-year recovery, this mess won't be outgrown. China injected $1 trillion into its economy in the first half of 2009 through a policy-driven increase in bank lending. This had an immediate and positive effect on the economy and more directly on asset prices. We think a good chunk of that is likely yet to be deployed into the real economy through infrastructure projects. However, loan growth has slowed and we believe will continue at a slower rate. Also, the dramatic effect on the property market has caused the government to tighten real estate policies somewhat in an effort to avoid a bubble. As non-traditional monetary measures are unwound, short-term rates are increased and stimulus spending growth fades, we believe the effects will weigh on equity markets.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Growth Fund.

Ivy International Growth Fund

ALL DATA IS AS OF MARCH 31, 2010 (UNAUDITED)

Asset Allocation


Stocks 93.99%
Cash and Cash Equivalents 6.01%

Stocks	**93.99%**
Consumer Staples	16.10%
Industrials	14.21%
Financials	12.15%
Information Technology	11.32%
Consumer Discretionary	9.95%
Energy	8.97%
Materials	8.30%
Telecommunication Services	6.30%
Health Care	5.22%
Utilities	1.47%
Cash and Cash Equivalents	**6.01%**

Lipper Rankings

Category: Lipper International Large-Cap Growth Funds	Rank	Percentile
1 Year	145/187	78
3 Year	69/148	47
5 Year	43/115	38
10 Year	32/58	55

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings


Europe 55.36%
Pacific Basin 31.00%
North America 3.92%
South America 3.71%
Cash and Cash Equivalents 6.01%

Europe	**55.36%**
United Kingdom	21.32%
Switzerland	8.62%
Germany	8.42%
France	7.73%
Other Europe	9.27%
Pacific Basin	**31.00%**
Japan	17.38%
Australia	5.96%
China	3.75%
Other Pacific Basin	3.91%
North America	**3.92%**
South America	**3.71%**
Brazil	3.71%
Cash and Cash Equivalents	**6.01%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
VINCI	France	Industrials	Construction & Engineering
Mitsubishi Corporation	Japan	Industrials	Trading Companies & Distributors
Tokyo Electron Limited	Japan	Information Technology	Semiconductor Equipment
Mitsubishi Electric Corporation	Japan	Industrials	Heavy Electrical Equipment
Reckitt Benckiser Group plc	United Kingdom	Consumer Staples	Household Products
British American Tobacco p.l.c.	United Kingdom	Consumer Staples	Tobacco
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Barclays PLC	United Kingdom	Financials	Diversified Banks
Honda Motor Co., Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Growth Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy International Growth Fund, Class A Shares(1) $10,771
MSCI EAFE Growth Index $11,839
Lipper International Large-Cap Growth Funds Universe Average.... $13,546
12-31 2000
12-31 2001
12-31 2002
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[(2)]	Class A	Class B	Class C	Class E[(3)]	Class I	Class Y
1-year period ended 3–31–10	39.20%	42.03%	46.15%	39.59%	48.28%	47.95%
5-year period ended 3–31–10	4.30%	4.23%	4.49%	—	—	5.61%
10-year period ended 3–31–10	–0.78%	–1.28%	–1.22%	—	—	—
Since inception of Class[(4)] through 3–31–10	—	—	—	–6.57%	–4.29%	8.24%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)4–2–07 for Class E and Class I shares and 7–24–03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

ILLUSTRATION OF FUND EXPENSES
Ivy International Growth Fund

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,060.80	1.52%	$ 7.83
Class B	$1,000	$1,055.30	2.56%	$13.05
Class C	$1,000	$1,055.60	2.49%	$12.74
Class E**	$1,000	$1,062.50	1.24%	$ 6.39
Class I	$1,000	$1,062.60	1.15%	$ 5.88
Class Y	$1,000	$1,061.20	1.42%	$ 7.32
Based on 5% Return[2]				
Class A	$1,000	$1,017.33	1.52%	$ 7.67
Class B	$1,000	$1,012.19	2.56%	$12.78
Class C	$1,000	$1,012.53	2.49%	$12.48
Class E**	$1,000	$1,018.73	1.24%	$ 6.26
Class I	$1,000	$1,019.20	1.15%	$ 5.75
Class Y	$1,000	$1,017.85	1.42%	$ 7.16

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy International Growth Fund (in thousands) MARCH 31, 2010

COMMON STOCKS	Shares	Value
Australia – 5.96%		
BHP Billiton Plc (A)	95	$ 3,819
Foster's Group Limited (A)	761	3,692
Telstra Corporation Limited (A)(B)	113	310
Telstra Corporation Limited (A)	1,378	3,782
		11,603
Belgium – 1.89%		
InBev NV (A)	73	3,684
Brazil – 3.71%		
Banco Santander (Brasil) S.A., Units (A)(B)	139	1,709
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias eFuturos (A)(C)	314	2,106
Petroleo Brasileiro S.A. – Petrobras, ADR	77	3,404
		7,219
Canada – 1.65%		
Canadian Natural Resources Limited (A)	29	2,124
Research In Motion Limited (C)	15	1,082
		3,206
China – 3.75%		
China Life Insurance Company Limited, ADR	47	3,368
Sino-Forest Corporation, Class A (A)(C)	97	1,904
Wynn Macau, Limited (A)(C)	1,409	2,032
		7,304
France – 7.73%		
Cap Gemini SA (A)	28	1,401
Pinault-Printemps-Redoute SA (A)	26	3,477
Technip-Coflexip (A)	44	3,581
VINCI (A)	112	6,596
		15,055
Germany – 5.94%		
adidas AG (A)	39	2,090
Bayer Aktiengesellschaft (A)	35	2,361
Deutsche Boerse AG (A)	34	2,512
QIAGEN N.V. (A)(C)	85	1,946
SAP Aktiengesellschaft (A)	55	2,655
		11,564
Hong Kong – 3.43%		
Cheung Kong (Holdings) Limited (A)	252	3,246
Henderson Land Development Company Limited (A)	486	3,424
		6,670
India – 0.48%		
ACC Limited (A)	44	941
Italy – 2.74%		
Saipem S.p.A. (A)	91	3,511
Tenaris S.A. (A)	84	1,819
		5,330
Japan – 17.38%		
Bridgestone Corporation (A)	117	2,002
Honda Motor Co., Ltd. (A)	112	3,953
KONAMI CORPORATION (A)	131	2,532

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Mitsubishi Corporation (A)	241	$ 6,320
Mitsubishi Electric Corporation (A)	570	5,237
Mitsui & Co., Ltd. (A)	142	2,383
Nissin Kogyo Co., Ltd. (A)	141	2,297
Shin-Etsu Chemical Co., Ltd. (A)	58	3,375
Tokyo Electron Limited (A)	87	5,763
		33,862
Mexico – 1.28%		
Grupo Modelo, S.A.B. de C.V., Series C (A)	423	2,496
Netherlands – 1.90%		
ASML Holding N.V., Ordinary Shares (A)	31	1,100
Koninklijke KPN N.V. (A)	164	2,593
		3,693
Spain – 2.74%		
Tecnicas Reunidas, S.A. (A)	48	3,001
Telefonica, S.A. (A)	98	2,327
		5,328
Switzerland – 8.62%		
Nestle S.A., Registered Shares (A)	149	7,644
Roche Holdings AG, Genusscheine (A)	29	4,724
Swatch Group Ltd (The), Bearer Shares (A)	2	494
TEMENOS Group AG (A)(C)	133	3,923
		16,785
United Kingdom – 21.32%		
Barclays PLC (A)	724	3,958
British American Tobacco p.l.c. (A)	145	4,994
Capita Group Plc (The) (A)	303	3,478
IG Group Holdings plc (A)(B)	272	1,660
Informa plc (A)	518	3,044
International Power plc (A)	592	2,863
Prudential plc (A)	401	3,329
Reckitt Benckiser Group plc (A)	95	5,201
Serco Group plc (A)	403	3,674
tesco plc (A)	346	2,284
Vodafone Group Plc (A)	1,414	3,261
Xstrata plc (A)	200	3,783
		41,529
United States – 0.99%		
QUALCOMM Incorporated	46	1,925
TOTAL COMMON STOCKS – 91.51%		**$178,194**
(Cost: $156,544)		

PREFERRED STOCKS – 2.48%	Shares	Value
Germany		
Fresenius AG (A)	46	3,483
Henkel AG & Co. KGaA (A)	25	1,347
(Cost: $3,873)		$ 4,830

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 2.38%		
Allied Irish Banks N.A. Inc.,		
0.000%, 4–1–10	$ 4,638	$ 4,638
Master Note – 0.98%		
Toyota Motor Credit Corporation,		
0.134%, 4–1–10 (E)	1,899	1,899
TOTAL SHORT-TERM SECURITIES – 3.36%		$ 6,537
(Cost: $6,537)		
TOTAL INVESTMENT SECURITIES – 97.35%		$189,561
(Cost: $166,954)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.65%		5,160
NET ASSETS – 100.00%		$194,721

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Goldman Sachs International	12,500	5–10–10	$ 547	$ —
Sell	Euro	Goldman Sachs International	18,200	5–10–10	197	—
Sell	Japanese Yen	Citibank, N.A.	1,687,000	12–20–10	810	—
					$ 1,554	$ —

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $3,679 or 1.89% of net assets.

(C) No dividends were paid during the preceding 12 months.

(D) Rate shown is the yield to maturity at March 31, 2010.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Consumer Staples	16.10%
Industrials	14.21%
Financials	12.15%
Information Technology	11.32%
Consumer Discretionary	9.95%
Energy	8.97%
Materials	8.30%
Telecommunication Services	6.30%
Health Care	5.22%
Utilities	1.47%
Other+	6.01%

+Includes cash and cash equivalents and other assets and liabilities

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION
Ivy Pacific Opportunities Fund



Frederick Jiang

Below, Frederick Jiang, CFA, portfolio manager of the Ivy Pacific Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2010. Mr. Jiang has managed the Fund for six years and has 15 years of industry experience.

Fiscal year performance

For the 12 Months Ended March 31, 2010

Ivy Pacific Opportunities Fund (Class A shares at net asset value)	67.50%
Benchmark(s) and/or Lipper Category	
MSCI AC Asia ex Japan Index (generally reflects the performance of stocks that represent Asian stocks outside Japan)	73.68%
Lipper Pacific Ex Japan Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	75.60%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Economic recovery fueled stock market gains

The fiscal year ended March 31, 2010, was a positive one for the Asia Pacific ex-Japan market, while stocks rose substantially as the global economy continued to recover from deep recession. The Asian economy experienced a V-shaped recovery, fueled by robust domestic demand in China and India. China's gross domestic product grew by 8.7 percent during calendar year 2009, far outpacing investor expectations at the beginning of the year, thanks to unprecedented intervention by the Chinese government, which implemented a 4 trillion renminbi ($586 billion) stimulus package.

Accommodative policy, increasing appetite for risk

Monetary and fiscal policies in Asian countries remained accommodative during the period, providing abundant liquidity to the biggest market rally in the decade. As the Unites States launched into quantitative easing and China's rapid loan growth materialized, markets began to correctly bid up assets – gold, real estate and equities – sending the dollar into a free fall against many foreign currencies, a trend that persisted throughout most of calendar year 2009. Risk appetite was high and emerging market equities were favored during the period, as they were less leveraged and cheaper in valuation when compared to their developed-market peers. While demand from emerging economies remained robust, western economies, including the United States and Europe, shows solid signs of recovery, helping Asian countries – particularly South Korea, Taiwan and Singapore – record a strong rebound in export orders. Taiwan and China were the best-performing major markets in Asia during the final quarter of 2009. The Taiwan market did well due to accelerated technology spending by companies and consumers globally, after a sharp decline during the financial crisis. As 2009 wound to a close, China and Taiwan signed a Memorandum of Understanding to cooperate and open up financial sectors on both sides, which drove the markets even higher. At the same time, India, suffering from its worst drought since 1972, saw double-digit food inflation. Those troubles, combined with less-than-expected loan growth, restrained the Indian market. Nonetheless, international equity funds, and emerging market funds in particular, experienced large cash inflows.

A different first quarter

Conditions changed precipitously in early 2010. The markets rallied the first two weeks of the year on confidence in the global economic recovery, but earlier-than-expected monetary policy tightening in China and escalating concerns about the debt problems facing Greece sent the Asia equity index down by almost 14 percent from mid January to mid February. However, the market rebounded in the second half of the quarter as the Unites States and China continued to churn out good numbers. We also saw a bit of reversal in investor sentiment. In Asia, the Greater China markets that had been the best-performing markets in late 2009, became the worst performers in the first quarter of 2010. Although the Fund's overweight in China contributed to absolute performance, the overweight caused the Fund to underperform its index and peers. Developing economies continued to perform strongly. Indonesia, Thailand, India and South Korea performed well, and Malaysia also performed strongly after lagging in 2009. Industrial production in India and bank loan growth came in higher than expected and food prices stabilized, while corporate earnings forecasts in South Korea were revised up as global demand for technology products grew.

Cash position dragged performance relative to benchmark

The Ivy Pacific Opportunities Fund held a larger-than-normal amount of cash during the fiscal year. We had large inflows relative to the size of the Fund, and we were skeptical about the sustainability of the recovery in highly indebted economies and we were not aggressive enough to chase the rally. This high cash position was the main driver of the Fund's underperformance relative to its benchmark index. Excluding cash, the Fund actually outpaced the benchmark index nicely. When the market rallies as it did during the fiscal year, even a small cash position can reduce relative performance by a meaningful margin.

The Fund's currency allocation was another factor driving relative underperformance. The Fund was overweight in China and Hong Kong, both of which trade in a currency that is pegged to the U.S. dollar. In contrast, other Asian currencies rallied against the U.S. dollar, including the India rupee, the Korean won and the Taiwan dollar. The Fund was underweight in these countries, a posture that ultimately restrained relative and absolute performance. Lastly, our stock selections in India and South Korea underperformed their local benchmark, which also contributed negatively to the Fund's relative performance.

Stock and country selection helped absolute performance

Overall, the Fund's country allocation and individual security selection worked well in absolute terms. The Fund's underweight exposure to both South Korea and Taiwan contributed significantly to absolute returns. Security selection in China, Hong Kong and Singapore also played out very favorably. True to our strategy, the Fund held substantial positions in companies that are we believe are positioned to benefit from rising consumption in the Asian region. We believe that the rapidly expanding middle class in Asia will generate huge demand for products that fit local markets well. Hyundai Motor Company, for instance, as a low-cost maker of high-quality cars, enjoys the largest market share in India and is a major player in the world's largest car market, China. Tencent Holdings Limited, a major Internet instant-messaging company in China, has a user base of more than 200 million and yet still enjoys double-digit annualized revenue growth on a quarterly basis. Share prices of Hyundai Motor Company and Tencent Holdings Limited more than doubled during the period and rewarded the Fund handsomely.

Smaller markets were overlooked

The Fund's relative underweight positions in smaller markets such as Indonesia, Thailand, the Philippines and India all contributed meaningfully to absolute returns. These markets historically have been subject to more political, inflation and currency risks, and have been more volatile and riskier than the regional markets as a whole. However, they all did exceptionally well during the period. Stocks that restrained performance during the period included online gaming company Shanda Games Limited. That company's new game did not perform as well as expected and the firm also suffered from departures of a few senior executives. Those two factors drove the firm's share price down significantly, which detracted from the Fund's performance.

Continued focus on household income and consumption growth in Asia

The Fund was constructed with a focus on growing household income and consumption across Asia. This theme remains in place. However, we did trim the Fund's stake in real estate developers in China and Singapore because we believed property prices might be rising ahead of fundamentals. At the same time, we increased the Fund's exposure to Asian financial stocks. The emerging middle class in Asia has increased demand

for financial services as they generate higher incomes. We also increased the Fund's weighting in the energy sector, particularly among coal mining firms. Demand for energy can only increase as the Asian economies expand an average of 6 to 7 percent per year. We believe that the price of coal is likely to move higher in coming years.

The future looks bright

We believe that the continuing urbanization trend and excellent demography will continue to strongly drive the Asian economy in the next decade. As more Asian households become middle class consumers, consumption and infrastructure build-out themes bode well, in our view, for opportunistic investing. In the short term, we are cognizant of the current risks facing the market, including changing government policy in China, inflation risk in India and Indonesia, and political risk in Thailand and North Korea. However, we do not agree with the assertion of some "new China experts" that China is a huge bubble that will soon burst. We do see some problems in the Chinese property market and high local government borrowings, but we believe that these problems are confined and controllable. Compared to developed Western markets, we think Asia will continue to benefit from a high savings rate and relatively low levels of consumer, corporate and government debt.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Pacific Opportunities Fund.

Ivy Pacific Opportunities Fund

ALL DATA IS AS OF MARCH 31, 2010 (UNAUDITED)

Asset Allocation



Stocks 96.40%

Rights 0.07%

Cash and Cash Equivalents 3.53%

Stocks	96.40%
Financials	30.70%
Industrials	20.87%
Information Technology	16.71%
Energy	8.88%
Materials	6.97%
Consumer Staples	6.36%
Consumer Discretionary	2.77%
Utilities	1.66%
Telecommunication Services	1.24%
Health Care	0.24%
Rights	**0.07%**
Cash and Cash Equivalents	**3.53%**

Country Weightings



Pacific Basin 94.95%

Europe 1.52%

Cash and Cash Equivalents 3.53%

Pacific Basin	94.95%
China	34.21%
South Korea	17.61%
Taiwan	12.37%
Hong Kong	10.04%
Singapore	7.69%
India	6.42%
Other Pacific Basin	6.61%
Europe	**1.52%**
Cash and Cash Equivalents	**3.53%**

Lipper Rankings

Category: Lipper Pacific Ex Japan Funds	Rank	Percentile
1 Year	37/52	70
3 Year	13/38	34
5 Year	12/36	33
10 Year	7/29	24

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
China Life Insurance Company Limited, H Shares	China	Financials	Life & Health Insurance
Industrial and Commercial Bank of China Limited, H Shares	China	Financials	Diversified Banks
PetroChina Company Limited, H Shares	China	Energy	Integrated Oil & Gas
KB Financial Group Inc.	South Korea	Financials	Diversified Banks
Keppel Corporation Limited	Singapore	Industrials	Industrial Conglomerates
Axis Bank Limited	India	Financials	Diversified Banks
Hon Hai Precision Ind. Co., Ltd.	Taiwan	Information Technology	Electronic Manufacturing Services
LG Chem, Ltd.	South Korea	Materials	Commodity Chemicals
Samsung Electronics Co., Ltd.	South Korea	Information Technology	Semiconductors
Acer Incorporated	Taiwan	Information Technology	Computer Hardware

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Pacific Opportunities Fund

(UNAUDITED)


$40,000
$30,000
$20,000
$10,000
$0
Ivy Pacific Opportunities Fund, Class A Shares(1) $26,489
MSCI AC Asia ex Japan Index $29,491
Lipper Pacific Ex Japan Funds Universe Average............... $30,045
12-31 2000
12-31 2001
12-31 2002
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E[3]	Class I	Class Y	Advisor Class[3]
1-year period ended 3–31–10	57.86%	61.65%	66.42%	58.64%	68.44%	67.93%	68.52%
5-year period ended 3–31–10	13.09%	13.12%	13.58%	—	—	14.77%	15.12%
10-year period ended 3–31–10	7.61%	7.01%	7.31%	—	—	—	8.41%
Since inception of Class[4] through 3–31–10	—	—	—	3.89%	6.14%	18.43%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment. Advisor Class shares are no longer available for investment.

(4)4–2–07 for Class E and Class I shares and 7–24–03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,060.80	1.76%	$ 9.07
Class B	$1,000	$1,055.30	2.80%	$14.28
Class C	$1,000	$1,057.10	2.49%	$12.75
Class E**	$1,000	$1,062.40	1.40%	$ 7.22
Class I	$1,000	$1,063.10	1.27%	$ 6.60
Class Y	$1,000	$1,062.00	1.54%	$ 7.94
Advisor Class**	$1,000	$1,063.60	1.17%	$ 5.98
Based on 5% Return[2]				
Class A	$1,000	$1,016.16	1.76%	$ 8.87
Class B	$1,000	$1,010.99	2.80%	$13.98
Class C	$1,000	$1,012.51	2.49%	$12.48
Class E**	$1,000	$1,017.94	1.40%	$ 7.06
Class I	$1,000	$1,018.58	1.27%	$ 6.46
Class Y	$1,000	$1,017.27	1.54%	$ 7.77
Advisor Class**	$1,000	$1,019.11	1.17%	$ 5.86

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

COMMON STOCKS	Shares	Value
China – 34.14%		
BaWang International (Group) Holding Limited (A)(B)	17,028	$ 12,742
China BlueChemical Ltd., H Shares (B)	10,876	7,088
China CITIC Bank Corporation Limited, H Shares (B)	10,181	7,632
China Coal Energy Company Limited (B)	4,385	6,845
China Distance Education Holdings Limited, ADR (A)	68	402
China Life Insurance Company Limited, H Shares (B)	4,837	23,175
China Merchants Bank Co., Ltd, H Shares (B)(C)	2,600	7,032
China Oilfield Services Limited (B)	8,482	12,454
China Petroleum & Chemical Corporation, H Shares (B)	8,104	6,638
China Resources Power Holdings Company Limited (B)	3,575	7,652
China South Locomotive & Rolling Stock Corporation Limited, H Shares (B)(C)	9,629	7,553
China South Locomotive & Rolling Stock Corporation Limited, H Shares (B)	6,000	4,706
China Yurun Food Group Limited (B)(C)	3,126	9,542
CNinsure Inc., ADR	153	4,059
Industrial and Commercial Bank of China Limited, H Shares (B)	27,523	20,985
NetEase.com, Inc., ADR (A)	182	6,461
PetroChina Company Limited, H Shares (B)	16,204	18,950
Renhe Commercial Holdings Company Limited (B)(C)	33,334	7,728
REXLot Holdings Limited (B)	52,975	7,573
Shanda Games Limited, ADR (A)	800	5,760
Shanda Interactive Entertainment Limited, ADR (A)	61	2,658
SINA Corporation (A)	342	12,880
Tencent Holdings Limited (B)	521	10,459
Yingde Gases Group Company Limited (A)(B)(C)	4,000	4,421
Yingde Gases Group Company Limited (A)(B)	2,536	2,802
Yingli Green Energy Holding Company Limited, ADR (A)	227	2,887
Zhuzhou CSR Times Electric Co., Ltd., H Shares (B)	5,537	10,497
		231,581
Hong Kong – 10.04%		
Beijing Enterprises Holdings Limited (B)	2,040	14,174
C C Land Holdings Limited (B)	1,378	584
Cheung Kong (Holdings) Limited (B)	776	9,995
China Longyuan Power Group Corporation Limited, H Shares (A)(B)	7,500	8,887
China Metal Recycling (Holdings) Limited (A)(B)	2,000	1,806
China Metal Recycling (Holdings) Limited (A)(B)(C)	4,800	4,334
Fosun International Limited (B)	7,303	5,841
Sinopharm Group Co. Ltd., H Shares (A)(B)	364	1,636
Sinopharm Group Co. Ltd., H Shares (A)(B)(C)	2,900	13,035
Want Want China Holdings Limited (B)	11,009	7,813
		68,105
India – 6.42%		
Axis Bank Limited (B)	660	17,179
HDFC Bank Limited (B)	76	3,277
Indiabulls Real Estate Limited (B)	607	2,062
Lanco Infratech Limited (A)(B)	5,000	5,808
Nagarjuna Construction Company Limited (B)	3,208	11,622
TATA POWER COMPANY LIMITED (THE) (B)	117	3,586
		43,534

COMMON STOCKS (Continued)	Shares	Value
Indonesia – 2.81%		
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk	92	$ 3,275
PT Bank Mandiri (Persero) Tbk. (B)	14,004	8,234
PT Bank Rakyat Indonesia (B)	8,365	7,584
		19,093
Malaysia – 2.18%		
Gamuda Berhad (B)	6,355	5,650
Genting Berhad (B)	2,068	4,184
Sime Darby Berhad (B)	1,848	4,934
		14,768
Singapore – 7.69%		
Cambridge Industrial Trust (B)(C)	9,500	3,158
DBS Group Holdings Ltd (B)	670	6,849
Keppel Corporation Limited (B)	2,696	17,577
SembCorp Industries Ltd (B)	3,608	10,652
Straits Asia Resources Limited (B)	4,328	6,682
United Overseas Bank Limited (B)	530	7,281
		52,199
South Korea – 17.61%		
Daelim Industrial Co., Ltd. (B)	126	8,347
Hyundai Motor Company (B)	133	13,593
KB Financial Group Inc. (B)	369	17,791
KCC Corporation (B)	11	3,367
Korea Investment Holdings Co., Ltd. (A)(B)	215	5,923
Kyeryong Construction Industrial Co. Ltd (B)	165	2,961
LG Chem, Ltd. (B)	72	15,226
LG Corp. (B)	165	10,337
LG DISPLAY CO LTD (B)	218	7,703
NHN Corporation (A)(B)	42	6,605
Samsung C&T Corporation (B)	137	7,354
Samsung Electronics Co., Ltd. (B)	21	15,081
SK Telecom Co., Ltd. (B)	34	5,151
		119,439
Taiwan – 12.37%		
Acer Incorporated (B)	4,906	14,489
Asustek Computer Inc. (B)	3,656	6,367
First Commercial Bank Co., Ltd. (B)	11,846	6,509
Fubon Financial Holding Co., Ltd. (B)	9,723	11,817
Hon Hai Precision Ind. Co., Ltd. (B)	3,848	16,662
Taiwan Cement Corporation (B)	10,752	10,140
Taiwan Semiconductor Manufacturing Company Ltd. (B)	4,254	8,238
Yuanta Financial Holdings Co., Ltd. (B)	16,150	9,688
		83,910
Thailand – 1.27%		
Banpu Public Company Limited, Registered Shares (B)	452	8,633
United Kingdom – 1.52%		
Standard Chartered PLC (B)	384	10,335
TOTAL COMMON STOCKS – 96.05%		$651,597
(Cost: $525,077)		
INVESTMENT FUNDS – 0.35%		
Vietnam		
Vietnam Azalea Fund Limited (A)(D)(E)	500	$ 2,355
(Cost: $3,304)		

RIGHTS – 0.07%	Shares	Value
China		
China Merchants Bank Co., Ltd., Rights (A)(B) . . (Cost: $132)	338	$ 476

SHORT-TERM SECURITIES	Principal	
Commercial Paper (F) – 1.77%		
Corporacion Andina de Fomento, 0.180%, 4–6–10	$ 7,000	7,000
Straight-A Funding, LLC (Federal Financing Bank), 0.170%, 4–14–10	5,000	5,000
		12,000
Master Note – 0.81%		
Toyota Motor Credit Corporation, 0.134%, 4–1–10 (G)	5,513	5,513

TOTAL SHORT-TERM SECURITIES – 2.58%	$ 17,513

(Cost: $17,513)

	Value
TOTAL INVESTMENT SECURITIES – 99.05%	$671,941
(Cost: $546,026)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.95%	6,450
NET ASSETS – 100.00%	$678,391

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Deutsche Bank AG	6,470,000	4–21–10	$1,751	$ —

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $56,803 or 8.37% of net assets.

(D) Illiquid restricted security. At March 31, 2010, the following restricted security was owned:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6–14–07 to 1–28–09	500	$ 3,304	$ 2,355

The total value of this security represented approximately 0.35% of net assets at March 31, 2010.

(E) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities. The Fund and other mutual funds managed by its investment manager, Ivy Investment Management Company, or other related parties together own 30% of the outstanding shares of this security at March 31, 2010.

(F) Rate shown is the yield to maturity at March 31, 2010.

(G) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Financials	30.77%
Industrials	20.87%
Information Technology	16.71%
Energy	8.88%
Materials	6.97%
Consumer Staples	6.36%
Consumer Discretionary	2.77%
Utilities	1.66%
Telecommunication Services	1.24%
Health Care	0.24%
Other+	3.53%

+Includes cash and cash equivalents and other assets and liabilities

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION
Ivy Balanced Fund



Cynthia P. Prince-Fox

Below, Cynthia P. Prince-Fox, portfolio manager of the Ivy Balanced Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2010. She has managed the Fund for six years and has 27 years of industry experience.

Fiscal year performance

For the 12 Months Ended March 31, 2010

Ivy Balanced Fund (Class A shares at net asset value)	30.35%
Benchmark(s) and/or Lipper Category	
S&P 500 Index	49.78%
(generally reflects the performance of large- and medium-sized U.S. stocks)	
Citigroup Treasury/Govt Sponsored/Credit Index	7.28%
(generally reflects the performance of securities in the bond market)	
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average	39.96%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Multiple indexes are presented because the Fund invests in multiple asset classes.

The Fund underperformed for the fiscal year ended March 31, 2010, primarily due to stock selection versus sector selection. Some of this can be explained by lower-quality stocks outperforming higher-quality stocks. We have traditionally positioned the portfolio in higher-quality stocks over the long term. Additionally, we were overweight in traditional defensive sectors such as consumer staples and health care. These holdings served us well during the financial crisis, but substantially lagged the rebound in sectors that had been hit the hardest. Within our fixed-income holdings, we were primarily in government treasuries and higher-rated corporate bonds, both of which underperformed lower-rated bonds for most of the year. Lastly, we did carry cash early in the year, which was a drag on performance when the markets started to rebound off the March 2009 bottom. As we put our cash to work, we remained focused on companies that we felt were well positioned to weather further economic fallout in the event that credit availability remained challenged.

Technology and consumer discretionary sectors lead the way

Our top contributors (on an absolute basis) were in the technology sector, which was the Fund's best performing sector during the year. The second-best sector was consumer discretionary, where cosmetics leader The Estee Lauder Companies Inc. was a top contributor to performance as the company cut costs under new leadership and appears set to benefit from recent signs of an improving operating environment in key areas such as travel retail, emerging markets and restocking of department store inventories in the United States. Another holding that had a positive overall impact on performance was Ford Motor Company. In some ways Ford Motor Company is symbolic of what corporate America has been dealing with over the past several years: They came into this downturn with a heavily leveraged balance sheet, only to watch the annualized selling rate of automobiles collapse. However, in the same year we witnessed the near collapse of General Motors Corporation and Chrysler Group LLC, Ford Motor Company turned in a profit for the third quarter of 2009, gained market share and had a marked increase in sales in the final month of the year. They were able to produce these results because of aggressive moves to refocus the company to be a world competitor. This will be critical in the globalization race, as China surpassed the U.S. as the largest car market in the world in 2009.

The biggest detractors to performance were in financials and utilities. The financial group rallied significantly off the March 2009 lows, turning in double-digit gains in both the second and third quarter of 2009. Some of the Fund's larger positions in the trust banks and insurance stocks lagged the initial rally in March, primarily because they had held up well during the crisis. As we began 2009, our interest was in owning the financial institutions that we believed would be the survivors, and that remains our focus as we head into 2010. In utilities, the Fund's largest holding in that sector, Exelon Corporation, was hit by lower power prices and volumes. We maintain our position, however, as the company looks to have the most leverage to a power price recovery and should also benefit from passage of federal climate change regulation.

We made a number of changes to our individual holdings in both the equity and bond portfolios. However, for the majority of the year, allocation remained substantially the same. We maintained a minimum weight of 25 percent in fixed-income securities. Current areas of emphasis remain in industrials, consumer discretionary, technology and financials. The industrial sector represents one of the Fund's largest overweight positions and we think stands to benefit from a global recovery as many of the Fund's holdings appear to be at a competitive advantage to their global counterparts based on certain raw material inputs. Strong performance by the Fund's discretionary holdings seems to indicate an easing of fear regarding the consumer as evidence mounts that consumers are shopping and taking vacations. Rising demand, coupled with strong financial discipline, should result in a robust environment for earnings as we move through the year. Detractors from performance were in energy and technology. We increased the Fund's weight in technology as fundamentals appear to be improving and we believe information technology spending generally should improve with better corporate profit growth. Key underweighted areas include health care and telecommunications service. The latter is seeing improved demand for their services, but faces higher capital intensity over the next year to build out a more robust wireless network to support growing data demand. To this end, we have chosen to own the companies that supply the equipment.

Knocking down the "wall of worry"

While we have been climbing a wall of worry in the financial markets, the wall of uncommitted cash that corporations, individuals and institutions have on their balance sheets signifies to us that we still have firepower on the sidelines that can be put to work as confidence increases. The bond market has been the recipient of some of this cash as there have been massive inflows into the fixed-income markets over the past five quarters. We would expect some of the cash to find its way into equities, providing further support to the rally. Given this and further evidence that this economy is building on itself have kept us focused on owning companies that we feel will benefit from a cyclical recovery that appears to still be in the early stages.

Given the rally in equity markets in 2009, we expect returns to be more muted in 2010 as countries and economies continue to work through the lasting effects of the global financial crisis. While uncertainties remain, we do not think that improved sentiment is the only driving factor behind the current rebound. We have seen corporate earnings improve on the back of cost-cutting efforts across numerous industries. This should open the door for powerful earnings growth when top-line sales recover. We will continue to position the Fund to take advantage of this potential.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Balanced Fund.

Asset Allocation



Stocks 70.90%

Bonds 26.48%

Cash and Cash Equivalents 2.62%

Stocks	**70.90%**
Information Technology	16.12%
Industrials	11.00%
Consumer Discretionary	10.75%
Financials	10.24%
Consumer Staples	9.17%
Health Care	6.13%
Energy	5.23%
Materials	1.44%
Utilities	0.82%
Bonds	**26.48%**
Corporate Debt Securities	19.11%
United States Government and Government Agency Obligations	6.92%
Other Government Securities	0.45%
Cash and Cash Equivalents	**2.62%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	542/583	93
3 Year	8/497	2
5 Year	17/389	5
10 Year	163/214	76

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
JPMorgan Chase & Co.	Financials
Apple Inc.	Information Technology
Cisco Systems, Inc.	Information Technology
Colgate-Palmolive Company	Consumer Staples
Emerson Electric Co.	Industrials
PepsiCo, Inc.	Consumer Staples
Microchip Technology Incorporated	Information Technology
Hewlett-Packard Company	Information Technology
Estee Lauder Companies Inc. (The), Class A	Consumer Staples
Bank of America Corporation	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Balanced Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Ivy Balanced Fund, Class A Shares(1) $10,658
S&P 500 Index . . . . $ 9,713
Citigroup Treasury/Govt Sponsored/Credit Index $17,675
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average . $12,547
9-30 2000
9-30 2001
9-30 2002
9-30 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E(3)	Class I	Class Y
1-year period ended 3–31–10	22.85%	25.26%	29.59%	23.14%	30.93%	30.51%
5-year period ended 3–31–10	4.16%	4.25%	4.64%	—	—	5.53%
10-year period ended 3–31–10	0.29%	—	—	—	—	—
Since inception of Class(4) through 3–31–10	—	4.77%	4.96%	1.48%	3.64%	5.91%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)12–8–03 for Class B, Class C and Class Y shares and 4–2–07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Spectrum Fund merged into the Ivy Balanced Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Spectrum Fund Class A shares, restated to reflect current sales charges applicable to Ivy Balanced Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Balanced Fund. If these expenses were reflected, performance shown would differ.

ILLUSTRATION OF FUND EXPENSES
Ivy Balanced Fund

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,096.20	1.33%	$ 7.02
Class B	$1,000	$1,091.50	2.14%	$11.19
Class C	$1,000	$1,092.50	1.96%	$10.25
Class E**	$1,000	$1,097.50	1.11%	$ 5.77
Class I	$1,000	$1,097.50	1.00%	$ 5.24
Class Y	$1,000	$1,096.90	1.24%	$ 6.50
Based on 5% Return[2]				
Class A	$1,000	$1,018.28	1.33%	$ 6.76
Class B	$1,000	$1,014.24	2.14%	$10.78
Class C	$1,000	$1,015.15	1.96%	$ 9.87
Class E**	$1,000	$1,019.39	1.11%	$ 5.55
Class I	$1,000	$1,019.94	1.00%	$ 5.05
Class Y	$1,000	$1,018.76	1.24%	$ 6.26

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Balanced Fund (in thousands)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.12%		
Honeywell International Inc.	43	$ 1,924
Air Freight & Logistics – 1.07%		
Expeditors International of Washington, Inc.	50	1,839
Apparel, Accessories & Luxury Goods – 1.26%		
V.F. Corporation	27	2,156
Auto Parts & Equipment – 1.01%		
BorgWarner Inc. (A)	45	1,726
Automobile Manufacturers – 0.65%		
Ford Motor Company (A)	89	1,115
Biotechnology – 1.23%		
Gilead Sciences, Inc. (A)	46	2,101
Casinos & Gaming – 1.38%		
Wynn Resorts, Limited	31	2,366
Communications Equipment – 3.52%		
Cisco Systems, Inc. (A)	162	4,211
QUALCOMM Incorporated	44	1,831
		6,042
Computer Hardware – 4.50%		
Apple Inc. (A)	19	4,370
Hewlett-Packard Company	63	3,322
		7,692
Construction & Engineering – 0.72%		
Quanta Services, Inc. (A)	65	1,240
Data Processing & Outsourced Services – 0.93%		
Paychex, Inc.	52	1,596
Department Stores – 0.82%		
Macy's Inc.	65	1,404
Distillers & Vintners – 1.52%		
Brown-Forman Corporation, Class B	44	2,613
Diversified Banks – 1.06%		
Wells Fargo & Company	59	1,824
Diversified Chemicals – 1.44%		
Dow Chemical Company (The)	84	2,469
Electric Utilities – 0.82%		
Exelon Corporation	32	1,411
Electrical Components & Equipment – 2.17%		
Emerson Electric Co.	74	3,700
Footwear – 0.97%		
NIKE, Inc., Class B	23	1,661
General Merchandise Stores – 1.21%		
Target Corporation	40	2,078
Health Care Distributors – 0.36%		
Henry Schein, Inc. (A)	10	$ 613
Health Care Supplies – 1.60%		
DENTSPLY International Inc.	79	2,739
Home Improvement Retail – 1.54%		
Home Depot, Inc. (The)	82	2,637
Hotels, Resorts & Cruise Lines – 1.91%		
Carnival Corporation	29	1,112
Hyatt Hotels Corporation, Class A (A)	56	2,173
		3,285
Household Products – 2.37%		
Colgate-Palmolive Company	48	4,051
Human Resource & Employment Services – 1.11%		
Manpower Inc.	33	1,902
Industrial Conglomerates – 2.10%		
General Electric Company	108	1,964
Textron Inc.	78	1,645
		3,609
Industrial Machinery – 1.18%		
Illinois Tool Works Inc.	43	2,022
Integrated Oil & Gas – 1.69%		
ConocoPhillips	23	1,197
Exxon Mobil Corporation	25	1,702
		2,899
IT Consulting & Other Services – 1.01%		
Accenture plc, Class A	41	1,724
Oil & Gas Equipment & Services – 3.54%		
Halliburton Company	60	1,817
National Oilwell Varco, Inc.	51	2,053
Schlumberger Limited	35	2,196
		6,066
Other Diversified Financial Services – 4.30%		
Bank of America Corporation	164	2,933
JPMorgan Chase & Co.	99	4,438
		7,371
Personal Products – 1.87%		
Estee Lauder Companies Inc. (The), Class A	50	3,211
Pharmaceuticals – 2.94%		
Abbott Laboratories	47	2,476
Allergan, Inc.	40	2,587
		5,063
Property & Casualty Insurance – 1.52%		
Travelers Companies, Inc. (The)	48	2,611
Railroads – 1.53%		
Union Pacific Corporation	36	2,624
Real Estate Management & Development – 1.13%		
CB Richard Ellis Group, Inc., Class A (A)	122	1,937

COMMON STOCKS (Continued)	Shares	Value
Regional Banks – 2.23%		
BB&T Corporation	52	$ 1,681
PNC Financial Services Group, Inc. (The)	36	2,143
		3,824
Semiconductor Equipment – 0.73%		
ASML Holding N.V., NY Registry Shares	36	1,260
Semiconductors – 3.90%		
Intel Corporation	82	1,819
Microchip Technology Incorporated	119	3,356
Texas Instruments Incorporated	62	1,520
		6,695
Soft Drinks – 2.14%		
PepsiCo, Inc.	56	3,678
Systems Software – 1.53%		
Microsoft Corporation	90	2,624
Tobacco – 1.27%		
Philip Morris International Inc.	42	2,180
TOTAL COMMON STOCKS – 70.90%		**$121,582**
(Cost: $91,103)		

CORPORATE DEBT SECURITIES	Principal	
Airlines – 0.31%		
Southwest Airlines Co., 6.500%, 3–1–12	$ 500	531
Automobile Manufacturers – 0.87%		
Ford Motor Company, Convertible, 4.250%, 11–15–16	1,000	1,495
Banking – 2.11%		
Barclays Bank PLC, 5.125%, 1–8–20	500	493
Deutsche Bank AG, 3.450%, 3–30–15	500	497
JPMorgan Chase & Co.:		
4.650%, 6–1–14	1,000	1,056
7.900%, 4–29–49 (B)	500	533
U.S. Bancorp, 4.200%, 5–15–14	1,000	1,049
		3,628
Beverage / Bottling – 0.94%		
Anheuser-Busch InBev Worldwide Inc.:		
3.000%, 10–15–12	500	513
5.375%, 11–15–14 (C)	1,000	1,084
		1,597
Broadcasting – 0.35%		
CBS Corporation, 8.875%, 5–15–19	500	604
Communications Equipment – 0.60%		
Cisco Systems, Inc., 5.250%, 2–22–11	1,000	1,040

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction & Farm Machinery & Heavy Trucks – 0.32%		
John Deere Capital Corporation, 5.250%, 10–1–12	$ 500	$ 543
Consumer Finance – 0.12%		
American Express Credit Corporation, 5.125%, 8–25–14	200	212
Department Stores – 0.61%		
Kohl's Corporation, 6.300%, 3–1–11	1,000	1,045
Diversified Banks – 0.15%		
Wells Fargo Bank, N.A., 7.550%, 6–21–10	250	254
Electric – 0.34%		
Hydro-Quebec, 8.000%, 2–1–13	500	581
Finance – Other – 0.66%		
Western Union Company (The), 6.500%, 2–26–14	1,000	1,128
Food Processors – 0.57%		
Cargill, Inc., 6.375%, 6–1–12 (C)	400	435
Kellogg Company, 4.450%, 5–30–16	500	530
		965
Food Retail – 0.63%		
Kroger Co. (The), 6.200%, 6–15–12	1,000	1,085
Health Care Supply – 0.15%		
Medtronic, Inc., 3.000%, 3–15–15	250	249
Home Improvement Retail – 0.61%		
Home Depot, Inc. (The), 5.200%, 3–1–11	1,000	1,039
Industrial Conglomerates – 0.09%		
Textron Inc., 6.200%, 3–15–15	150	159
Industrial Gases – 0.62%		
Praxair, Inc., 4.375%, 3–31–14	1,000	1,064
Industrial Machinery – 0.64%		
Illinois Tool Works Inc., 5.150%, 4–1–14	1,000	1,092
Integrated Oil & Gas – 0.93%		
Chevron Corporation, 3.450%, 3–3–12	500	521
ConocoPhillips, 4.750%, 2–1–14	1,000	1,075
		1,596

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Telecommunication Services – 0.62%		
AT&T Inc.,		
4.850%, 2–15–14	$1,000	$ 1,073
Investment Banking & Brokerage – 0.29%		
Morgan Stanley,		
4.100%, 1–26–15	500	497
Life Insurance – 0.30%		
Prudential Financial, Inc.,		
4.750%, 9–17–15	500	515
Metals / Mining – 1.24%		
Newmont Mining Corporation, Convertible,		
3.000%, 2–15–12	1,200	1,520
Rio Tinto Finance (USA) Limited,		
8.950%, 5–1–14	500	602
		2,122
Movies & Entertainment – 0.30%		
Viacom Inc.,		
4.375%, 9–15–14	500	517
Oil & Gas – 0.15%		
Cenovus Energy Inc.,		
4.500%, 9–15–14 (C)	250	261
Oil & Gas Exploration & Production – 0.33%		
XTO Energy Inc.,		
7.500%, 4–15–12	500	560
Other Non-Agency REMIC/CMO – 0.00%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (D)	7	—*
8.000%, 3–31–11 (D)	1	—*
		—*
Packaged Foods & Meats – 0.21%		
Unilever Capital Corporation,		
5.900%, 11–15–32	350	366
Pharmaceuticals – 1.84%		
Abbott Laboratories,		
3.750%, 3–15–11	1,000	1,026
Pfizer Inc.,		
4.450%, 3–15–12	1,000	1,060
Roche Holdings Ltd,		
5.000%, 3–1–14 (C)	1,000	1,080
		3,166
Property & Casualty Insurance – 0.61%		
Berkshire Hathaway Finance Corporation,		
4.000%, 4–15–12 (C)	1,000	1,053
Restaurants – 0.15%		
YUM! Brands, Inc.,		
4.250%, 9–15–15	250	256
Retail Stores – Other – 0.15%		
Wal-Mart Stores, Inc.,		
2.875%, 4–1–15	250	250

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Soft Drinks – 0.30%		
PepsiCo, Inc.,		
3.750%, 3–1–14	$ 500	$ 523
Systems Software – 0.30%		
Microsoft Corporation,		
2.950%, 6–1–14	500	508
Telecommunications – 0.12%		
America Movil, S.A.B. de C.V.,		
3.625%, 3–30–15 (D)	200	201
Tobacco – 0.28%		
Philip Morris International Inc.,		
4.500%, 3–26–20	500	488
Wireless Telecommunication Service – 0.30%		
American Tower Corporation,		
4.625%, 4–1–15	500	514
TOTAL CORPORATE DEBT SECURITIES – 19.11%		**$ 32,777**
(Cost: $30,444)		
OTHER GOVERNMENT SECURITIES – 0.45%		
Qatar		
State of Qatar,		
4.000%, 1–20–15 (C)	750	$ 764
(Cost: $749)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.66%		
Mortgage-Backed Obligations		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9–1–17	221	240
5.000%, 1–1–18	236	252
5.500%, 4–1–18	105	113
6.500%, 10–1–28	108	120
6.500%, 2–1–29	19	20
7.000%, 5–1–31	19	22
7.500%, 5–1–31	24	27
7.000%, 7–1–31	30	34
7.000%, 9–1–31	42	48
7.000%, 9–1–31	30	33
7.000%, 11–1–31	103	116
6.500%, 2–1–32	115	129
7.000%, 2–1–32	108	123
7.000%, 2–1–32	63	72
6.500%, 3–1–32	25	28
7.000%, 3–1–32	71	81
7.000%, 6–1–32	23	26
7.000%, 7–1–32	112	126
6.500%, 8–1–32	52	58
6.000%, 9–1–32	436	474
6.500%, 9–1–32	101	114
5.500%, 5–1–33	191	203
5.500%, 5–1–33	101	107
5.500%, 5–1–33	88	94
5.500%, 6–1–33	178	189
(Cost: $2,665)		
		$ 2,849

UNITED STATES GOVERNMENT OBLIGATIONS – 5.26%	Principal	Value
Treasury Obligations		
United States Treasury Bonds,		
7.500%, 11–15–16	$ 500	$ 631
United States Treasury Notes:		
4.250%, 10–15–10	2,000	2,043
3.875%, 2–15–13	1,250	1,334
3.625%, 5–15–13	750	796
4.250%, 8–15–13	900	974
4.250%, 8–15–15	3,000	3,238
(Cost: $8,426)		$ 9,016

SHORT-TERM SECURITIES – 2.36%		
Master Note		
Toyota Motor Credit Corporation,		
0.134%, 4–1–10 (E)	4,047	$ 4,047
(Cost: $4,047)		

TOTAL INVESTMENT SECURITIES – 99.74%		**$171,035**
(Cost: $137,434)		

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.26%		445

NET ASSETS – 100.00%		**$171,480**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $4,677 or 2.73% of net assets.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $201 or 0.12% of net assets.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy Global Natural Resources Fund



Ivy Global Natural Resources Fund is subadvised by Mackenzie Financial Corp. of Canada.

Below, Frederick Sturm, CFA, portfolio manager of the Ivy Global Natural Resources Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2010. He has managed the Fund since its inception 13 years ago and has 28 years of industry experience.

Frederick Sturm

Fiscal year performance

For the 12 Months Ended March 31, 2010

Ivy Global Natural Resources Fund (Class A shares at net asset value)	67.87%
Benchmark(s)/Lipper Category	
Morgan Stanley Commodity Related Index (generally representative of an unmanaged group of natural resources stocks)	67.19%
Lipper Global Natural Resources Funds Universe Average (generally representative of the performance of funds with similar investment objectives)	53.61%

Please note that the Fund returns include applicable investment fees and expenses, whereas the index returns do not include any such fees.

Inflation is triumphing over deflation

Congratulations to Central banks, which we believe have succeeded in moving markets past the deflation/inflation inflection point. We share the view that stubborn unemployment pressures and unresolved debt issues will make it politically more difficult for central banks to slam on the breaks again, than letting a firming economy raise product prices. The process of gradually normalizing monetary policy and government spending will no doubt cause occasional jitters, and cause investors to cycle between "risk on" and "risk off." We believed a more hopeful outlook for the U.S. economy, Chinese tightening measures and declining natural gas prices caused markets to rotate away from global resources sectors and into consumer, banking and technology. Given the strong recovery from the lows last year, we consider this a positive consolidation for resources and a hopeful base to sponsor further gains by the end of the year.

Moving from macro to micro

Our commentary over the past few months has highlighted that 2010 would be a transition year from government and central bank policy push to consumer and business spending pull. We also suggested that transitions by their nature have bumps along the way, but these bumps should be more speed reducing than trip ending. The road in the first few months of 2010 has continued bumpy with headline risk in Greece, posturing by more central banks about gradual normalization and continued bickering in Washington. We still maintain that road repair is progressing better than is visible to the average investor, and we remain hopeful that renewed job growth will provide the basis for continued, even if gradual, economic improvement.

During the period we spent time in Brazil, Saudi Arabia and the UAE, and at a series of conferences in order to meet with energy and mining companies. The purpose of the Middle East travel was to meet with companies and government officials to monitor the speed of potential production increases versus the speed of growth in internal demand. Consider the circumstance in Saudi Arabia. This country of close to 28 million people of which 5 million are resident foreigners, is a very young country by population mix and is growing at 3.5 to 4 percent per year based on population alone. Add in industrialization and lifestyle enhancing consumption, and the demand for electricity is projected to grow close to 6 percent for the foreseeable future or by roughly 75 percent over the next 10 years. In addition, the leadership of the Kingdom well recognizes the long-term benefits of diversifying its productive base by investing in the education of its people. The new Princess Nora University under construction for some 40,000 students is an impressive undertaking and is amongst the largest single construction sites in the world, spanning 8 square kilometers with cranes as far as the eye can see. Rather than take all the profits from selling oil, to drill more wells to supply foreigners with yet more oil, Saudi leadership is logically seeking to balance the allocation of capital to a number of worthy projects. Saudi Arabia is said to have the fourth- largest reserves of natural gas. Yet a number of indicators point to growing concern that while new production has been allocated for electricity generation over the next two years, beyond that electricity producers could be "on allocation." The Saudis have gone to great length to be counted on as a reliable partner and supplier and they deserve due credit for this. But this should not simply be taken for granted. The production for internal consumption needs rather than for seaborne trade availability is one of the themes we expect will become more prominent in a number of commodities over the next few years.

Looking east

China's contribution to global economic recovery should also be honorably recognized. However, the growth in its domestic economy is not without its challenges. A harsh winter with snowfall interrupting coal supply chains is now yielding to low rains that are denying hydro dams the ability to produce electricity at normal capacity. There are still ample coal reserves in the world, but that the seaborne coal trade tightness is pushing prices up so quickly gives evidence that the world has underestimated go-forward demands and underinvested in the required infrastructure. Metallurgical coal for making steel has been particularly tight as China seeks to import more than it did at the prior cycle peak in order to keep up with steel making demand. Metallurgical coal prices were increased by 55 percent this quarter and are moving higher again as buyers finding themselves "on allocation" scurry to secure the extra they require. Fifteen years ago we clearly described a potential multi-decade cycle of growing emerging market demand but the progression is still impressive to witness. A short five years ago China was a structural exporter of coal to the world. This quarter, the top holding in the Fund is Alpha Natural Resources Inc. ("Alpha"), a U.S. coal producer exporting to China's demand. Alpha's share price continues to outperform the market.

Potential implications of changes in bulk goods pricing

One of the most dramatic developments during the year occurred in the first quarter of 2010 – the insistence by suppliers of bulk materials, namely iron ore and coal, to end the practice of signing annual contracts. Unlike other commodities that trade mostly on near-term spot prices, bulks were historically settled based on an annual contract. However, during this past downturn, buyers felt empowered to refuse to take delivery despite the contracts. The Fund was already positioned for stronger bulks pricing with Alpha and Mitsubishi Corporation as good examples. The contract developments suggested that the outperformance could extend into another leg. In anticipation of iron ore prices advancing an impressive 75 to 100 percent, we added back some exposure that we reduced last year, this time preferring Rio Tinto plc for valuation reasons. We continued to add to Asian-based coal producers. Somewhat more controversial would be the Fund increasing copper exposure during the pullback in February. Restocking has helped push copper prices up more than 150 percent from the low in December 2008. Inventories are sufficient to argue that the price could be ahead of itself and may not have exciting upside from here. Given a lack of meaningful new mine development, it is not clear that copper cannot advance to record highs once the developed economies strengthen. We are not counting on this as our investment case rests more on the sheer wealth creation over time that copper prices near these levels may deliver.

Opportunities in natural gas

We have stayed underweight, but not completely out of natural gas stocks. Having any exposure to this sector detracted from results for investors during the latter part of the Fund's fiscal year. The spread between oil and gas prices should narrow but oil is now almost purely a transportation and chemicals fuel, whereas natural gas is a heating and electricity fuel. Today there are fewer substitution opportunities than in the past, which is why the spread will only gradually narrow. New lands targeting horizontal drilling require an initial round of drilling to secure the lease. This has maintained drilling rates and production at higher levels than the market expected. Now the market seems determined to impose a more substantive industry response by pushing prices to punishing levels. We are not yet substantively buying the dip. The decline in natural gas prices was also partially responsible for investors becoming more cautious about renewable energy. The Fund did well to focus on the most competitive Chinese suppliers, but all solar producers came under pressure. We are often asked about the future of nuclear power. Great idea, but we see it as more of a second half of decade focus.

The outlook for commodities

Our base case expectation of continued, even if gradual, growth in global economic activity suggests the supply/demand outlook for almost all commodities should improve into 2011. Declining inventories alone are bullish for resource investors. However, the speed of recovery and the potential push to new highs will reflect the tightness of global supply and the specific relevance to resumed demand from emerging markets. This is consistent with our "not all bad, nor all good" general outlook. It also suggests maintaining core weightings in the sectors delivering leadership rather than rushing too quickly to rotate into the laggard sectors. Fertilizers have seen the lows but we see them in more of a gradual uptrend than a spike reversal, so we approach this sector as a trade around core positions based on valuations. Before the current multi-year trade in commodities is over, we should see the lesser commodities get tight too. Zinc is not exciting today, so no major mining companies want to make major investments in new mines. Unless this changes, we believe zinc supply will decline by 15 percent over the next four to five years as old mines close.

Looking ahead

Most investors are still reflecting on 2009 in light of the 2008 aftershocks, and are fussing about what the next quarter will bring. Very few have peered into 2011, and if they do, it is with the expectation that investors will run into a wall of persistent damaging interest rate hikes. These reasonable concerns are helping to keep valuations in check. The February sell-off was a good example of momentum traders selling into presumed second derivative peaks based on the beginning of Chinese policy tightening. We understand that trading rhythm, remain prepared to deploy derivatives to help manage volatility, and suspect that a further advance into late spring/early summer would have us defer additional purchases and take another close look at pullback risks. But we also want to be careful not to lose our positions on the first solid recovery bounce in resources. Until we get closer to a business cycle peak, we believe investors should keep looking to buy dips rather than be anxious to cash in on each short-term peak.

Investing takes time to compound. If you can commit to a reasonable time horizon, then we still keep emphasizing the importance of turning off the squawk box and imagine yourself in 2015 looking back. We have begun a new bull market in stocks, in the economy and a stealth bullish turn in inflation. In that context equities appear fairly valued with upside potential, and corporate bond markets should outperform government bonds which look overpriced. Stealth markets are tricky, because they mask themselves by never offering up much convincing while they march along. So we end up not noticing until they go off to new highs, and then participating only when markets are obviously advancing beyond. This appears to be how the resources market is progressing.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Investing in natural resources can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments; and the cost assumed by natural resource companies in complying with environmental and safety regulations. Investing in physical commodities, such as gold, exposes the Fund to other risk considerations such as potentially severe price fluctuations over short periods of time. The Fund may use short selling or derivatives to hedge various instruments, for risk management purposes or to increase investment income or gain in the Fund. These techniques involve additional risk. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Natural Resources Fund.

Ivy Global Natural Resources Fund

ALL DATA IS AS OF MARCH 31, 2010 (UNAUDITED)

Asset Allocation



Stocks 94.10%

Options 5.57%

Bonds 0.15%

Cash and Cash Equivalents 0.18%

Stocks	**94.10%**
Energy	51.54%
Materials	25.76%
Industrials	9.74%
Utilities	4.96%
Consumer Staples	1.03%
Financials	0.63%
Information Technology	0.44%
Options	**5.57%**
Bonds	**0.15%**
Corporate Debt Securities	0.15%
Cash and Cash Equivalents	**0.18%**

Country Weightings



North America 50.04%
Europe 19.39%
Pacific Basin 12.52%
South America 8.04%
Other 2.37%
Bahamas/Caribbean 1.89%
Cash and Cash Equivalents and Options 5.75%

North America	**50.04%**
United States	40.53%
Canada	9.51%
Europe	**19.39%**
Russia	8.02%
United Kingdom	7.71%
Other Europe	3.66%
Pacific Basin	**12.52%**
Japan	4.12%
Other Pacific Basin	8.40%
South America	**8.04%**
Brazil	7.83%
Other South America	0.21%
Other	**2.37%**
Bahamas/Caribbean	**1.89%**
Cash and Cash Equivalents and Options	**5.75%**

Lipper Rankings

Category: Lipper Global Natural Resources Funds	Rank	Percentile
1 Year	15/122	13
3 Year	56/75	74
5 Year	38/55	68
10 Year	15/31	47

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Alpha Natural Resources, Inc.	United States	Energy	Coal & Consumable Fuels
Mitsubishi Corporation	Japan	Industrials	Trading Companies & Distributors
Halliburton Company	United States	Energy	Oil & Gas Equipment & Services
Open Joint Stock Company Gazprom, ADR	Russia	Energy	Integrated Oil & Gas
Randgold Resources Limited, ADR	United Kingdom	Materials	Gold
Transocean Inc.	United States	Energy	Oil & Gas Drilling
Canadian Natural Resources Limited	Canada	Energy	Oil & Gas Exploration & Production
Cameron International Corporation	United States	Energy	Oil & Gas Equipment & Services
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Petrohawk Energy Corporation	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



	Ivy Global Natural Resources Fund, Class A Shares[1]	$33,566
	Morgan Stanley Commodity Related Index	$32,147
	Lipper Global Natural Resources Funds Universe Average	$28,883

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y	Advisor Class[3]
1-year period ended 3–31–10	58.22%	62.37%	66.67%	58.43%	68.45%	67.60%	68.22%	68.68%
5-year period ended 3–31–10	7.05%	7.33%	7.56%	—	—	—	8.55%	8.74%
10-year period ended 3–31–10	14.17%	13.94%	14.01%	—	—	—	—	15.11%
Since inception of Class[4] through 3–31–10	—	—	—	–5.24%	–2.67%	4.64%	16.22%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.

(3) Advisor Class shares are no longer available for investment.

(4) 4–2–07 for Class E and Class I shares, 12–29–05 for Class R shares and 7–24–03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

ILLUSTRATION OF FUND EXPENSES
Ivy Global Natural Resources Fund

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,087.10	1.40%	$ 7.30
Class B	$1,000	$1,082.60	2.20%	$11.45
Class C	$1,000	$1,083.30	2.09%	$10.83
Class E	$1,000	$1,087.50	1.27%	$ 6.58
Class I	$1,000	$1,089.30	1.03%	$ 5.33
Class R	$1,000	$1,085.80	1.56%	$ 8.13
Class Y	$1,000	$1,088.00	1.20%	$ 6.26
Advisor Class**	$1,000	$1,089.00	0.98%	$ 5.12
Based on 5% Return[2]				
Class A	$1,000	$1,017.95	1.40%	$ 7.06
Class B	$1,000	$1,013.96	2.20%	$11.08
Class C	$1,000	$1,014.51	2.09%	$10.48
Class E	$1,000	$1,018.59	1.27%	$ 6.36
Class I	$1,000	$1,019.79	1.03%	$ 5.15
Class R	$1,000	$1,017.14	1.56%	$ 7.87
Class Y	$1,000	$1,018.94	1.20%	$ 6.06
Advisor Class**	$1,000	$1,020.07	0.98%	$ 4.95

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Global Natural Resources Fund *(in thousands)* MARCH 31, 2010

COMMON STOCKS	Shares	Value
Australia – 0.21%		
Coal & Allied Industries Limited (A)	150	$ 12,383
Bermuda – 1.19%		
Aquarius Platinum Limited (A)	4,000	26,143
Bunge Limited	700	43,141
		69,284
Brazil – 5.30%		
Companhia de Saneamento de Minas Gerais (A)	4,196	59,927
Companhia Energetica de Minas Gerais – CEMIG, ADR	3,500	58,240
Light S.A. (A)	1,500	20,395
Petroleo Brasileiro S.A. – Petrobras, ADR	600	26,694
Suzano Bahia Sul Papel E Celulose S.A. (A)	8,950	122,044
Tractebel Energia S.A. (A)	1,850	20,650
		307,950
British Virgin Islands – 0.09%		
A-Power Energy Generation Systems, Ltd. (B)	500	5,360
Canada – 9.51%		
Atacama Minerals Corp. (A)(B)(C)	5,880	2,895
Barrick Gold Corporation	1,000	38,340
Canadian Natural Resources Limited (A)	2,250	166,527
Canadian Oil Sands Trust (A)	500	14,990
Canadian Solar Inc. (B)	1,150	27,968
Cenovus Energy Inc. (A)	1,000	26,121
First Quantum Minerals Ltd. (A)	1,463	120,387
MGM Energy Corp. (A)(B)	12,543	2,408
Migao Corporation (A)(B)(D)	1,550	10,759
Migao Corporation (A)(B)	140	974
Potash Corporation of Saskatchewan Inc.	1,000	119,350
Teck Cominco Limited (A)(B)	500	21,784
		552,503
Cayman Islands – 0.61%		
China High Speed Transmission Equipment Group Co., Ltd. (A)	13,000	28,732
Vinda International Holdings Limited (A)	10,000	6,620
		35,352
Chile – 0.21%		
Sociedad Quimica y Minera de Chile S.A., ADR	325	12,152
China – 3.19%		
Sino-Forest Corporation, Class A (A)(B)	3,110	60,935
Trina Solar Limited, ADR (B)	1,100	26,851
Yingde Gases Group Company Limited (A)(B)	1,500	1,658
Yingli Green Energy Holding Company Limited, ADR (B)(E)	7,500	95,550
		184,994
Cyprus – 0.13%		
Buried Hill Energy (Cyprus) Public Company Limited (A)(B)(C)	3,630	7,260
Germany – 0.07%		
Phoenix Solar Aktiengesellschaft, Sulzemoos (A)	100	4,234

COMMON STOCKS (Continued)	Shares	Value
Hong Kong – 0.20%		
Guangdong Investment Limited (A)	22,000	$ 11,901
Indonesia – 2.04%		
PT Adaro Energy Tbk (A)	100,000	21,540
PT Bumi Resources Tbk (A)	275,000	67,998
PT Tambang Batubara Bukit Asam (Persero) Tbk (A)	15,000	28,683
		118,221
Israel – 0.93%		
Israel Chemicals Ltd. (A)	4,000	54,116
Japan – 4.12%		
Mitsubishi Corporation (A)	8,000	209,648
Mitsui & Co., Ltd. (A)	1,750	29,407
		239,055
Marshall Islands – 0.04%		
Genco Shipping & Trading Limited (B)	100	2,111
Norway – 1.30%		
Seadrill Ltd. (A)	3,250	75,738
Panama – 0.93%		
McDermott International, Inc. (B)	2,000	53,840
Russia – 8.02%		
Mechel Steel Group OAO, ADR	3,750	106,575
OJSC Oil Company Rosneft, GDR (A)	11,000	87,230
Open Joint Stock Company "RusHydro", ADR (A)(B)	3,000	15,840
Open Joint Stock Company Gazprom, ADR (A)	8,500	198,305
Uralkali Group, GDR (A)	2,750	57,723
		465,673
Singapore – 0.84%		
Golden Agri-Resources Ltd (A)	25,000	10,365
Straits Asia Resources Limited (A)	25,000	38,600
		48,965
South Africa – 0.51%		
Impala Platinum Holdings Limited (A)	1,000	29,380
South Korea – 0.86%		
LG Chem, Ltd. (A)	175	37,198
Samsung SDI Co., Ltd. (A)	100	12,550
		49,748
Switzerland – 2.16%		
Noble Corporation	3,000	125,460
Thailand – 1.02%		
Banpu Public Company Limited (A)	2,250	42,447
Banpu Public Company Limited, Registered Shares (A)	885	16,914
		59,361
United Kingdom – 7.71%		
Antofagasta plc (A)	4,000	63,128
Randgold Resources Limited, ADR	2,250	172,868
Rio Tinto plc (A)	2,450	145,182
Xstrata plc (A)	3,500	66,311
		447,489

Ivy Global Natural Resources Fund (in thousands) MARCH 31, 2010

COMMON STOCKS (Continued)	Shares	Value
United States – 40.31%		
Alpha Natural Resources, Inc. (B)(E)	6,500	$ 324,285
Cabot Oil & Gas Corporation	2,250	82,800
Cameron International Corporation (B)	3,750	160,724
Celanese Corporation, Series A	1,000	31,850
Chesapeake Energy Corporation	2,750	65,010
Chevron Corporation	225	17,062
Cobalt International Energy, Inc. (B)	2,500	34,000
El Paso Corporation	13,000	140,920
Energy Recovery, Inc. (B)	1,000	6,300
Energy Transfer Partners, L.P.	450	21,087
EXCO Resources, Inc.	2,250	41,355
Foster Wheeler Ltd. (B)	750	20,355
Freeport-McMoRan Copper & Gold Inc., Class B	600	50,124
GrafTech International Ltd. (B)	4,000	54,680
Halliburton Company	6,750	203,377
Massey Energy Company	800	41,832
Occidental Petroleum Corporation	1,600	135,264
Oceaneering International, Inc. (B)	1,250	79,363
Owens-Illinois, Inc. (B)	3,000	106,620
Petrohawk Energy Corporation (B)	7,000	141,959
Plains Exploration and Production Company (B)	3,250	97,468
Rock-Tenn Company, Class A	800	36,456
SandRidge Energy, Inc. (B)	4,192	32,281
Schlumberger Limited	750	47,595
Smith International, Inc.	500	21,410
St. Mary Land & Exploration Company	200	6,962
Transocean Inc. (B)	2,000	172,760
Weatherford International Ltd. (B)	2,500	39,650
Williams Companies, Inc. (The)	5,500	127,050
		2,340,599
TOTAL COMMON STOCKS – 91.50%		**$5,313,129**
(Cost: $4,440,165)		

PREFERRED STOCKS	Shares	Value
Brazil – 2.38%		
Bradespar S.A. (A)	1,500	36,776
CESP – Companhia Energetica de Sao Paulo (A)	4,000	54,544
Companhia Energetica de Minas Gerais – CEMIG (A)	2,850	47,133
		138,453
United States – 0.22%		
Konarka Technologies, Inc., 8.0% Cumulative (B)(C)	3,500	12,565
TOTAL PREFERRED STOCKS – 2.60%		**$ 151,018**
(Cost: $130,854)		

CALL OPTIONS	Number of Contracts	Value
Barrick Gold Corporation, Apr $30.00, Expires 4–19–10	50	$ 41,500
El Paso Corporation, Apr $5.00, Expires 4–19–10	60	35,100
Halliburton Company, Jul $22.50, Expires 7–19–10	40	31,400
Massey Energy Company, Jul $40.00, Expires 7–19–10	25	35,750
Occidental Petroleum Corporation, May $60.00, Expires 5–24–10	40	98,500
Transocean Inc., Aug $70.00, Expires 8–23–10	12	21,000
Weatherford International Ltd., Aug $12.00, Expires 8–23–10	50	21,400
Williams Companies, Inc. (The), May $16.00, Expires 5–24–10	55	39,050
TOTAL CALL OPTIONS – 5.57%		**$ 323,700**
(Cost: $288,839)		

CORPORATE DEBT SECURITIES – 0.15%	Principal	
Brazil		
Bahia Sul Celulose S.A., 8.614%, 12–1–12 (D)(F)(G)	BRL10,692	**$ 8,428**
(Cost: $5,064)		

SHORT-TERM SECURITIES		
Commercial Paper (H) – 0.55%		
American Honda Finance Corp., 0.180%, 4–23–10	$ 6,000	5,999
Ecolab Inc., 0.000%, 4–1–10	5,869	5,869
Proctor & Gamble International Funding S.C.A (Proctor & Gamble Company (The)), 0.160%, 4–28–10	20,000	19,998
		31,866
Master Note – 0.03%		
Toyota Motor Credit Corporation, 0.134%, 4–1–10 (I)	1,741	1,741
TOTAL SHORT-TERM SECURITIES – 0.58%		**$ 33,607**
(Cost: $33,607)		
TOTAL INVESTMENT SECURITIES – 100.40%		**$5,829,882**
(Cost: $4,898,529)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.40%)		**(23,112)**
NET ASSETS – 100.00%		**$5,806,770**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Brazilian Real	Toronto-Dominion Bank (The)	43,000	5–21–10	$ —	$ 239
Sell	Brazilian Real	Mellon Bank N.A.	43,000	6–11–10	—	379
Sell	Brazilian Real	Royal Bank of Canada	43,000	6–18–10	131	—
Sell	Brazilian Real	Toronto-Dominion Bank (The)	42,600	6–25–10	—	94
Sell	British Pound	Royal Bank of Canada	16,325	4–16–10	1,608	—
Sell	British Pound	Mellon Bank N.A.	26,200	4–30–10	—	312
Sell	British Pound	Toronto-Dominion Bank (The)	12,500	5–21–10	186	—
Sell	British Pound	Toronto-Dominion Bank (The)	14,000	5–21–10	—	363
Sell	British Pound	Scotia Capital Inc. (USA)	28,800	6–11–10	—	655
Sell	Canadian Dollar	Toronto-Dominion Bank (The)	94,700	5–21–10	—	1,308
Sell	Canadian Dollar	Mellon Bank N.A.	88,400	6–11–10	—	1,243
Sell	Canadian Dollar	Mellon Bank N.A.	31,600	6–25–10	—	208
Sell	Euro	Toronto-Dominion Bank (The)	1,530	4–16–10	114	—
Sell	South African Rand	Royal Bank of Canada	34,800	4–14–10	—	210
Sell	South African Rand	Scotia Capital Inc. (USA)	36,000	5–5–10	—	198
Sell	South African Rand	Toronto-Dominion Bank (The)	33,500	6–9–10	—	259
					$ 2,039	$ 5,468

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) At March 31, 2010, the following restricted securities were owned (Buried Hill Energy and Konarka Technologies, Inc. are illiquid):

Security	Acquisition Date(s)	Shares	Cost	Market Value
Atacama Minerals Corp.	8–19–08	5,880	$ 5,541	$ 2,895
Buried Hill Energy (Cyprus) Public Company Limited	5–1–07 to 4–17–08	3,630	6,183	7,260
Konarka Technologies, Inc., 8.0% Cumulative	8–31–07	3,500	10,850	12,565
			$22,574	$22,720

The total value of these securities represented approximately 0.39% of net assets at March 31, 2010.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $19,187 or 0.33% of net assets.

(E) Deemed to be an affiliate due to the Fund having at least 5% of the voting securities.

(F) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real).

(G) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010.

(H) Rate shown is the yield to maturity at March 31, 2010.

(I) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date the variable rate resets.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
GDR = Global Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Energy	51.54%
Materials	25.91%
Industrials	9.74%
Utilities	4.96%
Consumer Staples	1.03%
Financials	0.63%
Information Technology	0.44%
Other+	5.75%

+Includes options, cash and cash equivalents and other assets and liabilities

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy Real Estate Securities Fund

 

Joseph R. Betlej   Lowell R. Bolken

Ivy Real Estate Securities Fund is subadvised by Advantus Capital Management, Inc.

Below, Joseph R. Betlej, CFA, and Lowell R. Bolken, portfolio managers of the Ivy Real Estate Securities Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2010. Mr. Betlej has managed the Fund since its inception and has 25 years of industry experience. Mr. Bolken has managed the Fund for four years and has 20 years of industry experience.

Fiscal year performance

For the 12 Months Ended March 31, 2010

Ivy Real Estate Securities Fund	
(Class A shares at net asset value)	94.78%
Benchmark(s) and/or Lipper Category	
Wilshire Real Estate Securities Index	115.44%
(generally reflects the performance of securities representing the commercial real estate market)	
Lipper Real Estate Funds Universe Average	104.70%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The real estate securities market enjoyed an astonishing rebound during the fiscal year ended March 31, 2010 reflected, in part, by high levels of government intervention in credit and housing markets. Many stocks in the sector began the year at significant discounts to underlying value of property assets, indicating deep concern over the effects of the global recession and credit crunch. Fears of bankruptcies, asset liquidation and heavy tenant losses abated during the spring of 2009 as market liquidity was restored and capital replenished. Investors came to realize during the fiscal year that well-managed real estate investment trusts (REIT) would not only survive, but were effectively re-positioning operations. In many cases, companies were taking advantage of distressed conditions to improve efficiency and profitability.

Operating fundamentals weakened for much of the fiscal year across all property types amid a rapidly rising U.S. unemployment rate and a sharp pullback in consumer spending. Debt markets for commercial real estate remain challenged, with the cost of financing property rising and the available loan-to-values significantly lessened. However, by the late autumn of 2009, signs of stabilization began to appear and the stock market began looking to 2011 as a turning point for commercial real estate. REIT stock prices tended to follow the direction of the broader financial sector over the course of the fiscal year.

Real estate securities market rebounds

This past fiscal year saw a comeback for commercial real estate stocks, the overall equity market and the Fund. However, we did not perform as well as our peer group and benchmark. For much of the year, the Fund had a more defensive portfolio positioning than its unmanaged benchmark and, at times, higher-than-usual levels of cash, collectively contributing to underperformance. Due to concerns of a weakening economy and consequent weakness in real estate fundamentals, we sought to position the Fund more conservatively. As such, we focused on real estate securities that we believed were of higher quality for a longer period than our peers. Subsequently, the real estate securities market began to reward greater levels of risk-taking than we were comfortable with in the second and third quarters of the fiscal year.

Government fiscal action and Federal Reserve intervention in credit markets were perhaps the most influential factors affecting absolute performance during the Fund's fiscal year. The Fund's results reflected a highly unusual environment in which real and implied government support for many types of income securities mattered as much as careful analysis of the fundamental operations of individual real estate companies. It was an exceptional fiscal year from an absolute standpoint. Real estate stocks were among the best-performing sectors in the overall equity market in the past 12 months, and returns of publicly-held REITs generally outpaced those available in the far less-liquid private real estate market.

During the fiscal year, we increased the Fund's weighting in hotels and reduced its cash levels. We decreased the Fund's exposure to regional malls, and we were underweight apartments, self-storage operators and shopping centers for most of the fiscal year. We maintained a small portion of the portfolio in non-benchmark index real estate-related securities, and this had a mixed effect on the Fund's annual results. Real estate brokerage firms did well during the second half, but cellular phone tower companies were weak. Concerns about the timing of a rebound in real estate fundamentals have us remaining cautious. Although the market appears to be ready to accept an increased risk appetite among REITs, we are likely to focus on those companies with better-than-average balance sheets that we feel exhibit earnings stability or growth going into mid-cycle recovery.

Our outlook

We believe that many REITs are positively positioned to take advantage of tremendous opportunities that the market may offer as the U.S. economy retools for growth. Rising REIT share prices appear to reflect increased optimism about the U.S. economy. Fundamentals may be weak for much of 2010, but we believe the market is focusing on 2011. As valuations in the broader equity market have become higher, investment portfolios with broader mandates appear to have been looking at REITs as a way to participate in the continuing recovery of asset values. Worth noting is that many properties still sell at levels that are below their replacement costs, providing an opportunity for long-term appreciation. Many investors appear excited about the potential for a continued turnaround in asset values.

Still, as 2010 progresses, the cost of capital to REITs may increase with rising interest rates, and may face growing pressure as government deficit-related borrowing grows. State and local government budgets have been under significant pressures that show little sign of abatement. Commercial real estate could become a source to cover these deficits through property tax and fee increases, reducing the profitability of a real estate venture. We feel the sector has strong prospects in the months ahead as the second stage of a real estate recovery unfolds.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investment risks associated with real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values. Real estate securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Real Estate Securities Fund.

Asset Allocation



Stocks 96.00%

Cash and Cash Equivalents 4.00%

Stocks	**96.00%**
Financials	93.34%
Telecommunication Services	0.94%
Health Care	0.94%
Consumer Discretionary	0.78%
Cash and Cash Equivalents	**4.00%**

Lipper Rankings

Category: Lipper Real Estate Funds	Rank	Percentile
1 Year	189/227	83
3 Year	96/195	49
5 Year	122/169	72
10 Year	36/78	46

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Health Care Property Investors, Inc.	Financials	Specialized REITs
Boston Properties, Inc.	Financials	Office REITs
Public Storage, Inc.	Financials	Specialized REITs
Vornado Realty Trust	Financials	Diversified REITs
Host Hotels & Resorts, Inc.	Financials	Specialized REITs
Equity Residential	Financials	Residential REITs
Digital Realty Trust, Inc.	Financials	Office REITs
Ventas, Inc.	Financials	Specialized REITs
AvalonBay Communities, Inc.	Financials	Residential REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

Ivy Real Estate Securities Fund

(UNAUDITED)



Ivy Real Estate Securities Fund, Class A Shares(1) $22,203
Wilshire Real Estate Securities Index. $23,771
Lipper Real Estate Funds Universe Average $23,063
$50,000
$40,000
$30,000
$20,000
$10,000
$0
7-31 2000
7-31 2001
7-31 2002
7-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3–31–10	83.58%	88.14%	93.33%	84.38%	96.35%	95.59%	96.18%
5-year period ended 3–31–10	0.81%	0.66%	1.16%	—	—	—	2.44%
10-year period ended 3–31–10	10.18%	—	—	—	—	—	—
Since inception of Class(3) through 3–31–10	—	4.53%	4.87%	–13.31%	–10.72%	–1.51%	6.12%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.

(3)12–8–03 for Class B, Class C and Class Y shares, 4–2–07 for Class E and Class I shares and 12–29–05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Real Estate Securities Fund merged into the Ivy Real Estate Securities Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Real Estate Securities Fund Class A shares, restated to reflect current sales charges applicable to Ivy Real Estate Securities Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Real Estate Securities Fund. If these expenses were reflected, performance shown would differ.

ILLUSTRATION OF FUND EXPENSES
Ivy Real Estate Securities Fund

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,194.70	1.91%	$10.42
Class B	$1,000	$1,186.60	3.20%	$17.49
Class C	$1,000	$1,190.30	2.69%	$14.68
Class E	$1,000	$1,196.30	1.67%	$ 9.11
Class I	$1,000	$1,198.60	1.17%	$ 6.49
Class R	$1,000	$1,196.20	1.71%	$ 9.33
Class Y	$1,000	$1,198.00	1.40%	$ 7.69
Based on 5% Return[2]				
Class A	$1,000	$1,015.40	1.91%	$ 9.57
Class B	$1,000	$1,008.97	3.20%	$16.07
Class C	$1,000	$1,011.52	2.69%	$13.48
Class E	$1,000	$1,016.62	1.67%	$ 8.37
Class I	$1,000	$1,019.08	1.17%	$ 5.96
Class R	$1,000	$1,016.42	1.71%	$ 8.57
Class Y	$1,000	$1,017.95	1.40%	$ 7.06

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

COMMON STOCKS	Shares	Value
Diversified REITs – 8.35%		
Colonial Properties Trust	105	$ 1,349
Colony Financial, Inc.	85	1,696
Liberty Property Trust	140	4,755
Retail Opportunity Investments Corp. (A)	94	947
Vornado Realty Trust	163	12,355
Washington Real Estate Investment Trust	153	4,671
		25,773
Health Care Facilities – 0.94%		
Brookdale Senior Living, Inc. (A)	140	2,913
Hotels, Resorts & Cruise Lines – 0.78%		
Marriott International, Inc., Class A	76	2,406
Industrial REITs – 5.96%		
AMB Property Corporation	130	3,552
EastGroup Properties, Inc.	138	5,193
First Potomac Realty Trust	241	3,615
ProLogis	457	6,034
		18,394
Mortgage REITs – 0.93%		
Starwood Property Trust, Inc.	149	2,881
Office REITs – 22.22%		
Alexandria Real Estate Equities, Inc.	53	3,556
BioMed Realty Trust, Inc.	263	4,345
Boston Properties, Inc.	186	14,032
Brandywine Realty Trust	429	5,241
Corporate Office Properties Trust	126	5,068
Digital Realty Trust, Inc.	173	9,366
Douglas Emmett, Inc.	353	5,421
Duke Realty Corporation	305	3,776
Franklin Street Properties Corp.	110	1,584
Highwoods Properties, Inc.	103	3,255
Kilroy Realty Corporation	111	3,417
Mack-Cali Realty Corporation	130	4,593
SL Green Realty Corp.	86	4,948
		68,602
Real Estate Management & Development – 2.18%		
Brookfield Properties Corporation	360	5,535
CB Richard Ellis Group, Inc., Class A (A)	75	1,182
		6,717
Real Estate Operating Companies – 1.20%		
Forest City Enterprises, Inc., Class A (A)	256	3,690
Residential REITs – 11.06%		
American Campus Communities, Inc.	63	1,745
Associated Estates Realty Corporation	116	1,604
AvalonBay Communities, Inc.	82	7,055
Camden Property Trust	41	1,711
Equity Lifestyle Properties, Inc.	7	366
Equity Residential	287	11,241
Essex Property Trust, Inc.	42	3,749
Home Properties, Inc.	96	4,474
UDR, Inc.	126	2,219
		34,164
Retail REITs – 18.45%		
Acadia Realty Trust	194	3,463
CBL & Associates Properties, Inc.	217	2,976
Federal Realty Investment Trust	48	3,524

COMMON STOCKS (Continued)	Shares	Value
Retail REITs (Continued)		
Kimco Realty Corporation	308	$ 4,811
Macerich Company (The)	160	6,135
National Retail Properties, Inc.	113	2,587
Regency Centers Corporation	100	3,758
Simon Property Group, Inc.	354	29,724
		56,978
Specialized REITs – 22.46%		
Chesapeake Lodging Trust (A)	92	1,799
DiamondRock Hospitality Company	81	819
Extra Space Storage Inc.	142	1,797
HCP, Inc.	434	14,322
Health Care REIT, Inc.	139	6,278
Host Hotels & Resorts, Inc.	818	11,983
LaSalle Hotel Properties	179	4,166
Nationwide Health Properties, Inc.	141	4,963
Pebblebrook Hotel Trust (A)	37	772
Public Storage, Inc.	147	13,559
U-Store-It Trust	223	1,608
Ventas, Inc.	153	7,269
		69,335
Wireless Telecommunication Service – 0.94%		
American Tower Corporation, Class A (A)	26	1,087
Crown Castle International Corp. (A)	48	1,827
		2,914
TOTAL COMMON STOCKS – 95.47%		$294,767
(Cost: $228,093)		

PREFERRED STOCKS – 0.53%		
Diversified REITs		
CapLease, Inc., 8.125% Series A Cumulative (A)	66	$ 1,633
(Cost: $1,524)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 2.09%		
American Honda Finance Corp., 0.180%, 4–23–10	$ 4,000	4,000
Sonoco Products Co., 0.000%, 4–1–10	2,451	2,451
		6,451
Master Note – 1.20%		
Toyota Motor Credit Corporation, 0.134%, 4–1–10 (C)	3,709	3,709
TOTAL SHORT-TERM SECURITIES – 3.29%		$ 10,160
(Cost: $10,160)		
TOTAL INVESTMENT SECURITIES – 99.29%		$306,560
(Cost: $239,777)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.71%		2,199
NET ASSETS – 100.00%		$308,759

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2010.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:
REIT = Real Estate Investment Trust

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.





Thomas B.
Houghton

David W. Land

Christopher R.
Sebald

Ivy Bond Fund is subadvised by Advantus Capital Management, Inc.

Below, Thomas B. Houghton, CFA; David W. Land, CFA and Christopher R. Sebald, CFA; portfolio managers of the Ivy Bond Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2010. Mr. Houghton has managed the Fund for five years and has 17 years of industry experience. Mr. Land has managed the Fund for five years and has 19 years of industry experience. Mr. Sebald has managed the Fund for six years and has 21 years of industry experience.

Fiscal year performance

For the 12 Months Ended March 31, 2010

Ivy Bond Fund (Class A shares at net asset value)	16.27%
Benchmark(s) and/or Lipper Category	
Citigroup Broad Investment Grade Index (generally reflects the performance of securities representing the bond market)	6.44%
Lipper Corporate Debt Funds A Rated Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	16.97%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

With spring came strength

The U.S. economy, while certainly not showing a strong cyclical rebound in the first calendar quarter of 2010, has begun to grow again. A year earlier the situation was quite different, as investors expected a very severe and prolonged recession. The U.S. unemployment rate was rising rapidly. Credit markets were frozen. The housing market was in a state of free fall as foreclosures mounted.

The situation began to stabilize in the late spring and early summer of 2009 as a result of massive federal intervention. While decent for the first quarter of 2010, the U.S. economy's growth rate appears to be held back primarily by weak employment and flat home prices. Job growth is nominal and businesses remain wary that consumer spending will be weak as households struggle under large debts and lost housing wealth. Housing prices may have bounced off the bottom in 2009, but recent national surveys suggest they've begun to turn down and may fall further as government stimulus programs expire. A huge overhang of delinquent loans only increases the prospect for more distressed sales, further pressuring prices.

Toward the middle of the Fund's fiscal year, corporate profitability began to pick up nicely. Large corporations in general appeared to be in good financial shape. While revenue growth for many companies remained small, capital structures improved, as did credit spreads. This trend increased the attractiveness of many corporate bonds.

Corporate bonds and commercial mortgage-backed securities play starring roles

Corporate bonds and commercial mortgage-backed securities (CMBS) played a leading role in the year. They contributed to the Fund outpacing the Citigroup Broad Investment Grade Index, the benchmark index. The Fund's results (not including sales charges) were less than the return of the Fund's Lipper peer group, the Corporate Debt Funds A Rated Universe Average.

Corporate bonds and CMBS also contributed to portfolio performance as the markets anticipated the recession would end and a recovery would ensue. While U.S. Treasury yields generally rose over the year, corporate and CMBS yields fell, as investors became more comfortable with the notion that defaults would lessen due to the Federal Reserve's significant liquidity programs, and as a result prices of these securities rose substantially.

Longer-term U.S. Treasury yields rose more than 1 percent, negatively impacting bond prices, particularly early in the fiscal year. The 10-year Treasury yield rose from about 2.60 percent to nearly 4 percent in the first quarter of 2010 as the economy began to show early signs it might recover.

During the course of the year, we increased the Fund's exposure to higher-yielding corporate bonds and asset-backed securities. We reduced the Fund's holdings in agency mortgage-backed securities and other government guaranteed bonds.

A look ahead

We do not believe interest rates will rise much in the coming months. The U.S. business cycle is not that strong and near-term inflation pressures remain low, and may even be dropping. We believe that falling home prices and rents, flat commodity prices and slow money growth all point to lower inflation. As a consequence, it is possible that the Fed won't be pressured to raise rates in the next couple quarters given the prospect of stubbornly high unemployment and signs of moderating inflation.

Corporate and other non-government bonds have been the best performers year to date and we are of the belief that this will continue until yields relative to Treasuries fall further. In our view, investors are continuing to reach for yield in a zero-percent-for-cash environment. At the end of the fiscal year, spreads for corporate bonds averaged 150 basis points (1.5 percentage points) more than comparable maturity Treasuries while CMBS spreads to comparable maturity Treasuries are about 250 basis points. So far in calendar year 2010, commercial real estate bonds, CMBS and real estate investment trust bonds have been among the best performers despite deteriorating property level fundamentals. While growth is a little slow to engender a really strong economic rebound, it appears to be just right for bonds to perform well as interest rates have remained range bound and credit improves.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Bond Fund.

Asset Allocation



Bonds 94.43%

Cash and Cash Equivalents and Equities 5.57%

Bonds	94.43%
Corporate Debt Securities	52.61%
United States Government and Government Agency Obligations	40.06%
Other Government Securities	1.76%
Cash and Cash Equivalents and Equities	**5.57%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	76/146	52
3 Year	107/137	78
5 Year	101/125	81
10 Year	51/65	78

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings



Investment Grade 84.69%

Non-Investment Grade 9.74%

Cash and Cash Equivalents and Equities 5.57%

Investment Grade	84.69%
AAA	50.81%
AA	3.04%
A	8.85%
BBB	21.99%
Non-Investment Grade	**9.74%**
BB	6.91%
B	1.51%
CCC	0.25%
Below CCC	0.27%
Non-rated	0.80%
Cash and Cash Equivalents and Equities	**5.57%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

Ivy Bond Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Ivy Bond Fund, Class A Shares(1) $14,653
Citigroup Broad Investment Grade Index $17,754
Lipper Corporate Debt Funds A Rated Universe Average $16,337
9-30 2000
9-30 2001
9-30 2002
9-30 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3–31–10	9.59%	10.84%	15.44%	9.61%	16.73%	16.41%
5-year period ended 3–31–10	1.62%	1.45%	1.96%	—	—	2.82%
10-year period ended 3–31–10	4.24%	—	—	—	—	—
Since inception of Class(3) through 3–31–10	—	1.68%	1.92%	–0.11%	2.42%	2.83%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)12–8–03 for Class B, Class C and Class Y shares and 4–2–07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Bond Fund merged into the Ivy Bond Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Bond Fund Class A shares, restated to reflect current sales charges applicable to Ivy Bond Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Bond Fund. If these expenses were reflected, performance shown would differ.

ILLUSTRATION OF FUND EXPENSES
Ivy Bond Fund

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,042.60	1.14%	$ 5.82
Class B	$1,000	$1,037.10	2.18%	$11.10
Class C	$1,000	$1,038.80	1.88%	$ 9.58
Class E	$1,000	$1,042.30	1.21%	$ 6.13
Class I	$1,000	$1,044.50	0.80%	$ 4.09
Class Y	$1,000	$1,043.20	1.06%	$ 5.41
Based on 5% Return[2]				
Class A	$1,000	$1,019.25	1.14%	$ 5.75
Class B	$1,000	$1,014.05	2.18%	$10.98
Class C	$1,000	$1,015.58	1.88%	$ 9.47
Class E	$1,000	$1,018.90	1.21%	$ 6.06
Class I	$1,000	$1,020.93	0.80%	$ 4.04
Class Y	$1,000	$1,019.63	1.06%	$ 5.35

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Bond Fund *(in thousands)*

PREFERRED STOCKS	Shares	Value
Diversified REITs – 0.12%		
PS Business Parks, Inc., 7.0% Cumulative (A)	11	$ 246
Specialized REITs – 0.03%		
Public Storage, Inc., 6.25% Cumulative (A)	2	51
TOTAL PREFERRED STOCKS – 0.15%		**$ 297**
(Cost: $315)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.57%		
United Technologies Corporation, 5.700%, 4–15–40	$1,145	1,158
Airlines – 1.01%		
Continental Airlines Pass Through Certificates, Series 2009–2, 7.250%, 11–10–19	760	813
United Air Lines, Inc., 10.400%, 11–1–16	1,140	1,225
		2,038
Asset-Backed Security – 5.39%		
Capital Auto Receivables Asset Trust 2007–1, 6.570%, 9–16–13 (B)	625	642
Capital Auto Receivables Asset Trust 2007–3, 8.000%, 3–17–14 (B)	480	499
CarMax Auto Owner Trust 2006–1 Class B, 5.560%, 10–15–11	1,335	1,369
CarMax Auto Owner Trust 2007–3, 7.580%, 3–17–14	380	405
Ford Credit Auto Lease Trust, Series 2010-A, ClassA–2, 1.040%, 3–15–13 (C)	1,595	1,595
Ford Credit Auto Owner Trust 2007-A, 7.050%, 12–15–13 (B)	175	188
Ford Credit Auto Owner Trust 2009-B A3, 2.790%, 8–15–13	350	358
GE Capital Credit Card Master Note Trust, Series 2009–2, 3.690%, 7–15–15	870	901
GE Capital Credit Card Master Note Trust, Series 2009–3, 2.540%, 9–15–14	485	491
GE Capital Credit Card Master Note Trust, Series 2010–2 Class A, 4.470%, 3–16–20	830	830
Honda Auto Receivables 2010–1 Owner Trust, 0.620%, 2–21–12	2,485	2,486
HSBC Credit Card Master Note Trust (USA) I, Series 2007–2 Class A, 0.780%, 7–15–13 (E)	1,000	999
JPMorgan Auto Receivables Trust 2007-A, 7.090%, 2–15–14 (B)	148	143
		10,906
Banking – 1.87%		
Citigroup Inc.:		
6.500%, 8–19–13	375	404
6.010%, 1–15–15	1,080	1,135
Goldman Sachs Group, Inc. (The), 5.375%, 3–15–20	1,525	1,510
Sovereign Bank (Federal Deposit Insurance Corporation), 2.750%, 1–17–12 (F)	705	727
		3,776
Beverage / Bottling – 0.79%		
Miller Brewing Company, 5.500%, 8–15–13 (C)	$1,500	$ 1,606
Broadband – 0.78%		
New Communications Holdings Inc.:		
7.875%, 4–15–15 (B)	260	267
8.250%, 4–15–17 (B)	260	265
8.500%, 4–15–20 (B)	1,045	1,053
		1,585
Building Products – 0.49%		
Masco Corporation, 6.125%, 10–3–16	1,000	997
Cable & Satellite – 1.38%		
Comcast Corporation, 6.400%, 3–1–40	1,550	1,575
Cox Communications, Inc., 7.125%, 10–1–12	450	503
Time Warner Cable Inc., 7.500%, 4–1–14	605	698
		2,776
CMBS Other – 0.77%		
J.P. Morgan Chase Commercial Mortgage Securities Trust 2009-IWST, Commercial Mortgage Pass-Through Certificates, Series 2009-IWST, 7.445%, 12–5–27 (C)(E)	1,500	1,565
Communications Equipment – 0.50%		
Cisco Systems, Inc., 5.500%, 1–15–40	1,050	1,007
Consumer Finance – 0.34%		
American Express Bank, FSB (Federal Deposit Insurance Corporation), 3.150%, 12–9–11 (F)	250	259
Green Tree Financial Corporation, 6.400%, 10–15–18	76	76
Origen Manufactured Housing Contract Trust 2004-A, 5.700%, 1–15–35	100	94
Origen Manufactured Housing Contract Trust 2004-B, 5.730%, 11–15–35 (E)	43	41
Origen Manufactured Housing Contract Trust 2005-A:		
4.490%, 5–15–18	21	21
5.860%, 6–15–36 (E)	115	100
Origen Manufactured Housing Contract Trust 2005-B, 5.605%, 5–15–22	100	101
		692
Consumer Products – 0.74%		
Fortune Brands, Inc., 6.375%, 6–15–14	1,365	1,494
Containers – 0.74%		
Ball Corporation:		
7.125%, 9–1–16	915	971
7.375%, 9–1–19	500	527
		1,498

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Telecom – 0.51%		
Qwest Communications International Inc.,		
7.125%, 4–1–18 (C)	$1,000	$ 1,033
Electric – 0.26%		
Columbus Southern Power Company,		
0.657%, 3–16–12 (E)	240	240
FirstEnergy Generation Corp.,		
6.850%, 6–1–34	293	291
		531
Electrical Components & Equipment – 0.44%		
Roper Industries, Inc.,		
6.250%, 9–1–19	845	895
Finance – Other – 4.52%		
Allied Capital Corporation,		
6.625%, 7–15–11	685	672
Ameriprise Financial, Inc.,		
7.300%, 6–28–19	240	278
General Electric Capital Corporation (Federal Deposit Insurance Corporation):		
1.625%, 1–7–11 (F).	1,415	1,428
3.000%, 12–9–11 (F)	305	315
Lazard Group LLC,		
6.850%, 6–15–17	800	814
Merrill Lynch & Co., Inc.,		
6.875%, 4–25–18	960	1,035
Symetra Financial Corporation:		
6.125%, 4–1–16 (B)	1,150	1,141
8.300%, 10–15–37 (B)(E)	885	783
Tyco International Finance S.A.:		
4.125%, 10–15–14	305	315
8.500%, 1–15–19	845	1,048
Westfield Capital Corporation Limited, WT Finance (Aust) Pty Limited and WEA Finance LLC,		
4.375%, 11–15–10 (C)	335	340
XL Capital Finance (Europe) plc,		
6.500%, 1–15–12	180	190
XL Capital Ltd,		
5.250%, 9–15–14	770	796
		9,155
Food Processors – 0.38%		
Cargill, Inc.,		
5.200%, 1–22–13 (C)	725	771
Gas Pipe Lines – 1.56%		
El Paso Corporation,		
7.250%, 6–1–18	465	480
El Paso Pipeline Partners Operating Company, L.L.C.,		
6.500%, 4–1–20	775	784
Williams Partners L.P.:		
7.250%, 2–1–17	770	879
6.300%, 4–15–40 (C)	1,030	1,023
		3,166
Health Care Supply – 1.48%		
Boston Scientific Corporation,		
5.450%, 6–15–14	650	655
Life Technologies Corporation,		
6.000%, 3–1–20	1,130	1,157
Medco Health Solutions, Inc.,		
7.125%, 3–15–18	1,030	1,174
		2,986

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Independent Power Producers & Energy Traders – 0.25%		
NRG Energy, Inc.,		
8.500%, 6–15–19	$ 500	$ 506
Industrial – Other – 0.77%		
Bombardier Inc.,		
7.750%, 3–15–20 (C)	1,500	1,568
Information / Data Technology – 0.67%		
Intuit Inc.,		
5.750%, 3–15–17	1,280	1,352
Investment Banking & Brokerage – 1.40%		
Goldman Sachs Group, Inc. (The),		
5.150%, 1–15–14	485	514
Morgan Stanley:		
5.300%, 3–1–13	635	676
4.750%, 4–1–14	165	168
6.250%, 8–28–17	300	315
Morgan Stanley (Federal Deposit Insurance Corporation),		
2.900%, 12–1–10 (F)	1,150	1,169
		2,842
Life & Health Insurance – 0.36%		
StanCorp Financial Group, Inc.:		
6.875%, 10–1–12	450	479
6.900%, 6–1–67	300	257
		736
Life Insurance – 1.21%		
Liberty Mutual Group, Inc.,		
7.300%, 6–15–14 (C)	1,000	1,089
Liberty Mutual Holding Company Inc.,		
7.800%, 3–15–37 (B)	360	319
Unum Group,		
7.125%, 9–30–16	965	1,049
		2,457
Office REITs – 0.44%		
Mack-Cali Realty, L.P.,		
7.750%, 8–15–19	800	882
Oil & Gas – 0.87%		
Sunoco Logistics Partners Operations L.P.,		
6.850%, 2–15–40	1,725	1,756
Oil & Gas Equipment & Services – 0.29%		
Smith International, Inc.,		
8.625%, 3–15–14	500	596
Oil & Gas Exploration & Production – 0.50%		
Newfield Exploration Company,		
6.875%, 2–1–20	1,000	1,008
Oil & Gas Refining & Marketing – 0.30%		
Valero Energy Corporation:		
4.500%, 2–1–15	235	235
6.125%, 6–15–17	350	365
		600

Ivy Bond Fund (in thousands) MARCH 31, 2010

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation – 2.08%		
Energy Transfer Partners, L.P., 9.700%, 3–15–19	$1,125	$ 1,424
Kinder Morgan Energy Partners, L.P., 9.000%, 2–1–19	1,150	1,434
NuStar Logistics, L.P., 7.650%, 4–15–18	1,200	1,348
		4,206
Other Diversified Financial Services – 0.30%		
Bank of America Corporation, 7.375%, 5–15–14	540	607
Other Mortgage-Backed Securities – 9.65%		
Asset Securitization Corporation, 7.738%, 2–14–43 (E)	170	179
Asset Securitization Corporation (Interest Only), 1.458%, 10–13–26 (C)(E)(G)	688	12
Associates Manufactured Housing Contract Pass-Through Certificates, 7.725%, 6–15–28 (E)	27	27
Banc of America Alternative Loan Trust 2005–10:		
5.663%, 11–25–35 (E)	264	31
5.663%, 11–25–35 (E)	128	9
Banc of America Alternative Loan Trust 2005–12:		
5.792%, 1–25–36 (E)	208	2
5.796%, 1–25–36 (E)	280	30
Banc of America Alternative Loan Trust 2006–8, 6.273%, 11–25–46 (E)	140	—*
Banc of America Commercial Mortgage Trust 2007–1, 5.451%, 1–15–49	705	691
Banc of America Mortgage 2007–1 Trust, 6.000%, 3–25–37	163	12
Bear Stearns Commercial Mortgage Securities Inc., Commercial Mortgage Pass-Through Certificates, Series 2004-TOP16 Class A–4, 4.320%, 2–13–46	802	818
Bear Stearns Commercial Mortgage Securities Trust 2002-TOP6, 6.000%, 10–15–36 (C)	320	220
Bear Stearns Commercial Mortgage Securities Trust 2004-PWR4, 5.468%, 6–11–41 (E)	1,500	1,559
BlackRock Capital Finance, 7.750%, 9–25–26 (C)	87	17
C-Bass 2006-CB2 Trust, 5.860%, 12–25–36	530	193
C-Bass 2006-MH1 Trust:		
6.240%, 10–25–36 (C)(E)	92	89
6.250%, 10–25–36 (C)(E)	170	166
CD 2006-CD2 Mortgage Trust, 5.618%, 1–15–46 (B)(E)	710	572
Cendant Mortgage Corporation and Bishop's Gate Residential Mortgage Trust, 6.250%, 6–25–32 (B)	73	42
Centex Home Equity Loan Trust 2005-C, 5.048%, 6–25–35 (E)	359	345
CHL Mortgage Pass-Through Trust 2004-J4, 5.250%, 5–25–34	616	365
Citibank Omni Master Trust Class 2009-A17, 4.900%, 11–15–18 (C)	1,160	1,183
CitiMortgage Alternative Loan Trust, Series 2007-A7, 6.250%, 7–25–37	378	66

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
COMM 2006-CNL2, 5.756%, 2–5–19 (C)(E)	$ 95	$ 72
CountryPlace Manufactured Housing Contract Trust 2005–1, 5.200%, 12–15–35 (B)(E)	300	190
CSFB Commercial Mortgage Trust 2003-C4, 5.322%, 8–15–36 (C)(E)	500	290
CWHEQ Home Equity Loan Trust, Series 2006-S3, 6.085%, 6–25–21 (E)	538	181
CWHEQ Home Equity Loan Trust, Series 2006-S6, 5.962%, 3–25–34 (E)	171	49
CWHEQ Home Equity Loan Trust, Series 2007-S2, 5.934%, 5–25–37 (E)	455	195
First Horizon Mortgage Pass-Through Trust 2003–8, 5.138%, 10–25–33 (E)	79	33
Flagstar Home Equity Loan Trust 2007–1, 5.997%, 1–25–35 (C)(E)	415	111
GE Capital Commercial Mortgage Corp. 2002–2, 6.039%, 8–11–36 (C)	965	917
Global Mortgage Securitization 2005-A Ltd. and Global Mortgage Securitization 2005-A LLC:		
5.250%, 4–25–32	156	114
5.401%, 4–25–32 (E)	230	94
Global Mortgage Securitization Ltd. and Global Mortgage Securitization, LLC:		
5.250%, 11–25–32 (B)	230	172
5.250%, 11–25–32 (B)	198	151
GMACM Home Equity Loan Trust 2006-HE3, 6.088%, 10–25–36	436	232
GMACM Home Equity Loan Trust 2007-HE1, 5.952%, 8–25–37	570	260
Harley-Davidson Motorcycle Trust 2009–4, 1.160%, 10–15–12	525	526
Hometown Commercial Capital, LLC Hometown Commercial Mortgage Pass-Through Notes 2006–1, 5.506%, 11–11–38 (B)	426	206
Hometown Commercial Trust 2007–1, Commercial Mortgage-Backed Notes, Series 2007–1, 6.057%, 6–11–39 (B)	434	146
J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2005-LDP2, 4.625%, 3–15–46	439	446
J.P. Morgan Chase Commercial Mortgage Securities Trust 2009-IWST, Commercial Mortgage Pass-Through Certificates, Series 2009-IWST, 2.009%, 12–5–27 (B)(E)	6,217	768
J.P. Morgan Mortgage Acquisition Trust 2006-CW2, 6.337%, 8–25–36 (E)	590	292
LB-UBS Commercial Mortgage Trust 2003-C7, 5.102%, 7–15–37 (B)(E)	1,000	848
LB-UBS Westfield Trust, Commercial Mortgage Pass-Through Certificates, Series 2001-WM, 6.647%, 7–14–16 (C)	750	773
Morgan Stanley Capital I Trust 2004-TOP15, 5.030%, 6–13–41	1,000	1,037
Morgan Stanley Capital I Trust 2007-HQ12, 5.631%, 4–12–49 (E)	1,160	1,169
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4:		
5.880%, 11–28–35 (B)(E)	155	10
5.880%, 11–28–35 (B)(E)	105	7

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4 (Interest Only),		
1.150%, 11–28–35 (B)(E)(G)	$1,932	$ 31
National Collegiate Trust 1997-S2 (The),		
7.240%, 9–20–14	51	21
Nomura Asset Securities Corporation, Commercial Mortgage Pass-Through Certificates, Series 1998-D6,		
6.000%, 3–15–30 (C)	500	492
RALI Series 2003-QS10 Trust,		
5.750%, 5–25–33	212	151
RASC Series 2003-KS10 Trust,		
6.410%, 12–25–33	74	16
RESI Finance Limited Partnership 2003-C and RESI Finance DE Corporation 2003-C,		
1.630%, 9–10–35 (B)(E)	779	500
TIAA Seasoned Commercial Mortgage Trust 2007-C4,		
5.669%, 8–15–39 (E)	1,083	1,122
TimberStar Trust I,		
6.208%, 10–15–36 (C)	460	446
Wachovia Bank Commercial Mortgage Trust Series 2006-C23 A4,		
5.418%, 1–15–45 (E)	715	725
Wells Fargo Mortgage Backed Securities 2003–9 Trust,		
5.250%, 8–25–33 (C)	228	106
		19,527
Other Non-Agency REMIC/CMO – 0.01%		
Banco Hipotecario Nacional,		
7.916%, 7–25–09 (B)	7	—*
Mellon Residential Funding,		
6.750%, 6–25–28	16	14
		14
Pharmaceuticals – 0.52%		
Laboratory Corporation of America Holdings,		
5.500%, 2–1–13	215	228
Pfizer Inc.,		
2.207%, 3–15–11 (E)	500	510
Watson Pharmaceuticals, Inc.,		
6.125%, 8–15–19	300	315
		1,053
Property & Casualty Insurance – 0.28%		
Fund American Companies, Inc.,		
5.875%, 5–15–13	560	576
Railroads – 0.47%		
BNSF Funding Trust I,		
6.613%, 12–15–55	975	947
REITs – 1.26%		
DEXUS Property Group,		
7.125%, 10–15–14 (B)	720	776
Reckson Operating Partnership, L.P.,		
7.750%, 3–15–20 (C)	1,075	1,093
Westfield Group,		
7.500%, 6–2–14 (C)	600	672
		2,541

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Retail Propane Distributors – 0.26%		
Ferrellgas, L.P. and Ferrellgas Finance Corp.,		
9.125%, 10–1–17 (C)	$ 500	$ 524
Retail Stores – Food / Drug – 0.48%		
Dean Foods Company,		
7.000%, 6–1–16	1,000	980
Securities – 0.65%		
Jefferies Group, Inc.:		
6.450%, 6–8–27	1,090	974
6.250%, 1–15–36	400	340
		1,314
Service – Other – 0.68%		
CA, Inc.,		
5.375%, 12–1–19	1,095	1,107
WMG Acquisition Corp.,		
9.500%, 6–15–16 (C)	250	267
		1,374
Specialized REITs – 1.00%		
Healthcare Realty Trust Incorporated:		
5.125%, 4–1–14	824	805
6.500%, 1–17–17	570	584
Nationwide Health Properties, Inc.,		
6.250%, 2–1–13	600	639
		2,028
Steel – 0.43%		
Allegheny Technologies Incorporated,		
9.375%, 6–1–19	750	873
Telecommunications – 0.74%		
Verizon Wireless Capital LLC,		
5.550%, 2–1–14	1,375	1,502
Textiles / Apparel / Shoes – 0.51%		
Mohawk Industries, Inc.,		
6.625%, 1–15–16	1,000	1,033
Tobacco – 1.27%		
Altria Group, Inc.,		
10.200%, 2–6–39	1,200	1,608
Reynolds American Inc.:		
7.250%, 6–1–12	320	350
7.625%, 6–1–16	380	427
6.750%, 6–15–17	170	182
		2,567
Wireless Telecommunication Service – 0.44%		
Crown Castle International Corp.,		
6.113%, 1–15–20 (C)	850	889
TOTAL CORPORATE DEBT SECURITIES – 52.61%		$106,493
(Cost: $107,513)		
OTHER GOVERNMENT SECURITIES – 1.76%		
Canada		
Canadian Imperial Bank of Commerce,		
2.000%, 2–4–13 (C)	1,350	1,355
Province of Ontario (The),		
2.950%, 2–5–15	2,195	2,201
(Cost: $3,542)		$ 3,556

Ivy Bond Fund (in thousands)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 2.48%		
Federal Home Loan Mortgage Corporation,		
3.750%, 6–28–13	$ 420	$ 444
Federal National Mortgage Association,		
0.875%, 1–12–12	4,600	4,582
		5,026
Mortgage-Backed Obligations – 26.22%		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
6.500%, 9–1–32	142	160
6.000%, 11–1–33	279	303
5.500%, 5–1–34	133	142
5.500%, 5–1–34	80	86
5.500%, 6–1–34	945	1,002
5.000%, 9–1–34	24	25
5.500%, 9–1–34	73	77
5.500%, 10–1–34	229	242
5.500%, 3–1–35 TBA	1,000	1,056
6.000%, 4–1–35 TBA	3,000	3,217
5.500%, 7–1–35	264	279
5.500%, 7–1–35	140	148
5.500%, 10–1–35	380	405
5.000%, 11–1–35	2,344	2,426
7.000%, 12–1–37	309	343
5.000%, 3–1–40	999	1,033
5.000%, 3–1–40	999	1,033
Federal Home Loan Mortgage Corporation Structured Pass-Through Certificates, Series K–004,		
3.413%, 5–25–19	391	396
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 1–1–17	82	88
6.000%, 9–1–17	57	62
5.500%, 3–1–18	59	64
5.500%, 4–1–18 TBA	1,992	2,129
5.000%, 6–1–18	222	237
5.000%, 7–1–18	83	89
4.500%, 4–1–20 TBA	3,500	3,629
5.000%, 7–1–23	1,032	1,076
7.500%, 5–1–31	56	63
7.000%, 9–1–31	27	31
7.000%, 11–1–31	57	65
6.500%, 12–1–31	32	35
7.000%, 2–1–32	49	56
7.000%, 3–1–32	60	68
6.500%, 4–1–32	15	17
6.500%, 5–1–32	16	18
6.500%, 7–1–32	45	51
6.500%, 8–1–32	38	43
6.500%, 8–1–32	36	40
6.500%, 9–1–32	64	72
6.500%, 9–1–32	25	28
6.000%, 10–1–32	83	91
6.500%, 10–1–32	76	85
6.000%, 11–1–32	80	88
6.000%, 3–1–33	67	74
5.500%, 4–1–33	109	117
6.000%, 4–1–33	126	137
5.500%, 5–1–33	85	91
6.000%, 10–1–33	130	143
5.500%, 1–1–34	75	79
5.500%, 1–1–34	73	78

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Federal National Mortgage Association Fixed Rate Pass-Through Certificates (Continued):		
6.000%, 1–1–34	$ 292	$ 317
5.500%, 3–1–34	116	125
5.500%, 3–1–34	45	47
5.500%, 4–1–34	122	131
5.500%, 4–1–34	32	34
5.000%, 5–1–34	47	48
5.500%, 5–1–34	92	98
6.000%, 5–1–34 TBA	1,983	2,114
5.500%, 11–1–34	1,170	1,239
6.000%, 11–1–34	387	417
5.000%, 12–1–34	2,785	2,888
5.500%, 1–1–35	451	477
5.500%, 2–1–35	135	143
5.500%, 4–1–35	810	856
6.000%, 4–1–35 TBA	4,110	4,365
6.500%, 5–1–35 TBA	1,830	1,977
5.000%, 7–1–35	147	152
5.000%, 7–1–35	79	82
5.000%, 7–1–35	69	72
5.000%, 7–1–35	34	35
5.500%, 8–1–35	76	80
5.500%, 10–1–35	670	717
5.500%, 11–1–35	845	892
5.000%, 2–1–36	442	457
5.500%, 9–1–36	465	492
6.500%, 11–1–36	786	854
6.000%, 7–1–37	274	292
6.000%, 8–1–37	930	989
6.000%, 9–1–37	477	508
5.500%, 3–1–38	805	851
5.000%, 4–1–38	921	951
5.500%, 5–1–38	1,236	1,303
6.000%, 7–1–38	913	971
6.000%, 12–1–38	924	982
5.500%, 12–1–39	1,507	1,589
Government National Mortgage Association Agency REMIC/CMO,		
4.408%, 1–16–25	500	518
Government National Mortgage Association Agency REMIC/CMO (Interest Only), (G)		
0.845%, 6–17–45 (E)	4,156	133
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.000%, 12–1–33 TBA	1,000	1,039
5.500%, 7–15–38	795	842
5.500%, 10–15–38	596	631
5.500%, 2–15–39	495	524
4.500%, 4–1–39 TBA	500	505
		53,054
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 28.70%		**$ 58,080**
(Cost: $57,144)		

Ivy Bond Fund (in thousands) MARCH 31, 2010

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 0.68%		
United States Treasury Notes,		
1.875%, 7–15–13 (H)	$ 1,298	$ 1,373
Treasury Obligations – 10.68%		
United States Treasury Bonds:		
5.375%, 2–15–31 (I)	1,775	1,964
4.375%, 11–15–39	5,210	4,927
United States Treasury Notes:		
1.375%, 3–15–12	180	181
1.000%, 3–31–12	3,050	3,049
1.375%, 1–15–13	1,000	997
2.750%, 10–31–13	150	154
2.500%, 3–31–15	9,580	9,552
3.625%, 2–15–20	810	796
		21,620
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 11.36%		**$ 22,993**
(Cost: $22,803)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (J) – 15.50%		
Bemis Company, Inc.,		
0.210%, 4–7–10	7,500	7,500
Clorox Co.,		
0.280%, 4–13–10	2,250	2,250
Coca-Cola Company (The),		
0.150%, 4–12–10	$ 5,000	$ 5,000
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.240%, 4–20–10	5,000	4,999
Kitty Hawk Funding Corp.,		
0.180%, 4–6–10	3,000	3,000
McCormick & Co. Inc.,		
0.000%, 4–1–10	8,616	8,615
		31,364
Master Note – 1.52%		
Toyota Motor Credit Corporation,		
0.134%, 4–1–10 (K)	3,077	3,077
TOTAL SHORT-TERM SECURITIES – 17.02%		**$ 34,441**
(Cost: $34,441)		
TOTAL INVESTMENT SECURITIES – 111.60%		**$225,860**
(Cost: $225,758)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (11.60%)		**(23,470)**
NET ASSETS – 100.00%		**$202,390**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $9,719 or 4.80% of net assets.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $20,284 or 10.02% of net assets.

(D)Zero coupon bond.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010.

(F)Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program. The guarantee expires at the earlier of the security's maturity date or December 31, 2012.

(G)Amount shown in principal column represents notional amount for computation of interest.

(H)The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(I)Securities serve as collateral for the following open futures contracts at March 31, 2010:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation (Depreciation)
U.S. 10 Year Treasury Note	Long	6–21–10	—*	$ 9,881	$ (35)
U.S. 30 Year Treasury Bond	Short	6–30–10	—*	(7,432)	(91)
U.S. 5 Year Treasury Note	Short	6–30–10	—*	(5,398)	4
U.S. 2 Year Treasury Note	Long	6–30–10	—*	21,696	(33)
				$ 18,747	$ (155)

(J)Rate shown is the yield to maturity at March 31, 2010.

(K)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
CMBS = Commercial Mortgage-Backed Security
CMO = Collateralized Mortgage Obligation
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.




Mark G. Beischel   Daniel J. Vrabac

Below, Mark G. Beischel, CFA, and Daniel J. Vrabac portfolio managers of the Ivy Global Bond Fund, discuss the Fund's positioning, performance and results for the fiscal year ended March 31, 2010. Mr. Beischel has managed the Fund since its inception and has 16 years of industry experience. Mr. Vrabac has also managed the Fund since its inception and has 31 years of industry experience.

Fiscal year performance

For the 12 Months Ended March 31, 2010

Ivy Global Bond Fund (Class A shares at net asset value)	12.84%
Benchmark(s) and/or Lipper Category	
Barclays Capital U.S. Dollar-Denominated Universal Index (generally reflects the performance of securities representing the world's bond markets)	10.37%
Lipper Global Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	19.53%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Optimism that stimulus will drive recovery lifts bond prices

Over the past 12 months, the consensus view in the market has shifted from recession to recovery. Regarding bonds, the yield spread is the additional yield an investor receives for owning bonds other than U.S. Treasuries. When the economy is doing well, spreads in general are smaller and reflect less concern over risk. When the economy is not doing well, spreads widen out with the increased risk concern. Bond spreads over the past 12 months have tightened enormously to reflect the market's changing view on the economy. This has been good for bond prices in general. The reason for this good behavior is the belief that the huge government stimulus programs will drive economic growth and recovery. In other words, both bond and equity markets now believe that the worst of the economic decline is well behind us.

The Fund underperformed its Lipper index over the past 12 months. Looking at just the past 12 months may be somewhat misleading, however. Fiscal year 2009 contained the global financial crisis, and the first quarter of 2010 saw the global market bounce back. It makes some sense to average the two years together as different risk levels are contained in the Fund and the indexes. The Lipper Index was clearly the most volatile on a two-year basis; the Barclays Index is higher quality and showed lower volatility, and Ivy Global Bond Fund was in the middle. It should be stated that the degree of movement in the markets was unprecedented during and after the global financial crisis. The performance of any fund or index over this two-year time period should not be considered normal.

Corporate bonds, cash helped

One of the key factors behind absolute performance was the spread tightening referred to above. Given our heavy exposure to non-Treasury issuers, the fund benefited significantly from our corporate bond exposure. As an example, during the fiscal year, investment grade bond spreads tightened nearly 350 basis points, or 3.5 percentage points. This spread change would approximate an increase in price of 14 percent on a five-year bond, assuming no changes in other factors. During the global financial crisis, the fund kept a larger-than-normal cash position. Because short-term rates were so low, the yield differential contributed to a lower absolute performance. This tradeoff was justified to preserve capital in highly uncertain times.

The biggest change in the Fund came from reducing its cash position over the past fiscal year. The Fund was only one year old and growing in March of 2009. In the last six months of the prior fiscal year, markets imploded during the global financial crisis. As a result, we believed it prudent to carry a sizable cash position during the crisis. As the crisis peaked and began to abate, we steadily put that cash to work in bonds, resulting in a much lower cash position thus far into 2010 than during 2009.

Optimism prevails, but uncertainties still linger

In spite of the market's optimistic outlook, we believe the economy is still not out of the doldrums. Furthermore, it is still uncertain whether inflationary or deflationary forces have the upper hand. Most investors focus on the potential for inflation in the expansion of the Fed's balance sheet and the growing deficits and debt of the Federal government. However, the enormous excess capacity in the labor and industrial markets and the decline in consumer wealth and income imply a potential for continued deflationary pressure.

Another big question for the markets is the crisis in sovereign debt – investors are becoming concerned about the viability of countries from Greece and Ireland to the United Kingdom and the United States. While short-term policy rates set by the central banks remain low, reflecting the concern over the weakness in the economies, long-term government rates set in the market have started to rise in 2010, reflecting the difficult fiscal situations many countries find themselves in today in the aftermath of the global financial crisis.

Given this view, and the fact that bond and equity markets have rallied strongly over the past year – and on a number of measures are in a state of overvaluation – we remain cautious. We continue to focus on finding strong corporate bond issuers around the globe that should be able to weather a number of economic environments. We maintain a short duration on the Fund's bonds in order to have better visibility in these highly uncertain times. We continue to have a portfolio that has a high percentage exposure to the U.S. dollar, because the dollar has demonstrated it has been the place to be when risk and uncertainty are high.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Bond Fund.

PORTFOLIO HIGHLIGHTS

Ivy Global Bond Fund

ALL DATA IS AS OF MARCH 31, 2010 (UNAUDITED)

Asset Allocation


Bonds 95.16%
Cash and Cash Equivalents 4.84%

Bonds	**95.16%**
Corporate Debt Securities	70.89%
United States Government and Government Agency Obligations	21.16%
Other Government Securities	3.11%
Cash and Cash Equivalents	**4.84%**

Quality Weightings


Investment Grade 65.16%
Non-Investment Grade 30.00%
Cash and Cash Equivalents 4.84%

Investment Grade	**65.16%**
AAA	21.95%
AA	0.34%
A	8.23%
BBB	34.64%
Non-Investment Grade	**30.00%**
BB	17.86%
B	9.41%
CCC	0.33%
Non-rated	2.40%
Cash and Cash Equivalents	**4.84%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	131/166	79

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings


North America 54.13%
Europe 12.92%
South America 12.73%
Pacific Basin 9.97%
Other 3.06%
Bahamas/Caribbean 2.35%
Cash and Cash Equivalents 4.84%

North America	**54.13%**
United States	46.73%
Canada	4.20%
Other North America	3.20%
Europe	**12.92%**
Russia	4.14%
Other Europe	8.78%
South America	**12.73%**
Brazil	8.36%
Other South America	4.37%
Pacific Basin	**9.97%**
Other	**3.06%**
Bahamas/Caribbean	**2.35%**
Cash and Cash Equivalents	**4.84%**

Ivy Global Bond Fund

(UNAUDITED)


$20,000
$15,000
$10,000
$5,000
$0
Ivy Global Bond Fund:
Class A Shares(1)(2) $10,279
Class B Shares(2) $10,740
Class C Shares(2) $10,742
Class I Shares(2) $10,961
Class Y Shares(2) $10,908
Barclays Capital U.S. Dollar-Denominated Universal Index(3) $11,160
Lipper Global Income Funds Universe Average(3) $10,784
4-4 2008
6-30 2008
9-30 2008
12-31 2008
3-31 2009
3-31 2010

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment.

(2)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(3)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the indexes (including income) are not available, investment in the indexes was effected as of March 31, 2008.

Average Annual Total Return[4]	Class A	Class B	Class C	Class I	Class Y
1-year period ended 3–31–10	6.36%	8.01%	12.01%	13.13%	12.84%
5-year period ended 3–31–10	—	—	—	—	—
10-year period ended 3–31–10	—	—	—	—	—
Since inception of Class[5] through 3–31–10	1.40%	1.70%	3.66%	4.72%	4.46%

(4)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(5)4–4–08 for Class A, Class B, Class C, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

ILLUSTRATION OF FUND EXPENSES
Ivy Global Bond Fund

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,044.20	0.99%	$5.01
Class B	$1,000	$1,039.30	1.74%	$8.87
Class C	$1,000	$1,039.30	1.74%	$8.87
Class I	$1,000	$1,045.60	0.74%	$3.78
Class Y	$1,000	$1,044.20	0.99%	$5.01
Based on 5% Return[2]				
Class A	$1,000	$1,020.00	0.99%	$4.95
Class B	$1,000	$1,016.26	1.74%	$8.77
Class C	$1,000	$1,016.26	1.74%	$8.77
Class I	$1,000	$1,021.24	0.74%	$3.74
Class Y	$1,000	$1,020.00	0.99%	$4.95

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Global Bond Fund (in thousands)

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.33%		
BAE Systems Holdings Inc.,		
4.750%, 8–15–10 (A)	$ 500	$ 507
Agricultural Products – 1.82%		
Bunge Limited Finance Corp.:		
7.800%, 10–15–12	250	279
5.350%, 4–15–14	300	313
CCL Finance Limited:		
9.500%, 8–15–14	1,450	1,668
9.500%, 8–15–14 (B)	500	575
		2,835
Agriculture – 2.29%		
BFF International Limited,		
7.250%, 1–28–20 (A)	2,000	2,031
Ciliandra Perkasa Finance Company Pte. Ltd.,		
10.750%, 12–8–11	500	515
COSAN FINANCE LIMITED,		
7.000%, 2–1–17	128	132
Cosan S.A. Industria e Comercio,		
8.250%, 11–15–19	175	174
IOI Resources (L) Berhad, Convertible,		
0.000%, 1–15–13 (C)	700	706
		3,558
Air Freight & Logistics – 0.37%		
FedEx Corporation,		
7.375%, 1–15–14	500	574
Banking – 4.42%		
Banco BMG S.A.:		
8.750%, 7–1–10	183	186
9.150%, 1–15–16	990	1,067
Banco Cruzeiro do Sul S.A.:		
7.375%, 4–30–10	500	500
8.500%, 2–20–15 (A)	1,500	1,555
Banco Industrial e Comercial S.A.,		
6.250%, 1–20–13 (A)	1,500	1,519
Banco Santander (Brasil) S.A.,		
4.500%, 4–6–15 (A)	750	748
Bank of Tokyo-Mitsubishi, Ltd. (The),		
8.400%, 4–15–10	500	501
SB Capital S.A.,		
5.930%, 11–14–11	500	528
VTB Capital S.A.,		
6.609%, 10–31–12	250	262
		6,866
Basic Industries – 0.28%		
Jaiprakash Associates Limited, Convertible,		
0.000%, 9–12–12 (C)	350	441
Beverage / Bottling – 1.47%		
AmBev International Finance Co. Ltd.,		
9.500%, 7–24–17 (D)	BRL450	251
Anheuser-Busch InBev Worldwide Inc.,		
3.000%, 10–15–12	$ 750	770
Miller Brewing Company,		
5.500%, 8–15–13	500	535
Molson Coors Capital Finance,		
4.850%, 9–22–10	500	510
PepsiAmericas, Inc.,		
5.750%, 7–31–12	200	219
		2,285
CORPORATE DEBT SECURITIES (Continued)		
Cable / Media – 0.10%		
Grupo Televisa, S.A.,		
8.000%, 9–13–11	$ 150	$ 162
Coal & Consumable Fuels – 0.65%		
Peabody Energy Corporation,		
6.875%, 3–15–13	1,000	1,011
Communications Equipment – 0.95%		
Reliance Communications Limited, Convertible,		
0.000%, 3–1–12 (C)	1,300	1,464
Conglomerate / Diversified Mfg – 0.52%		
Bombardier Inc.,		
6.750%, 5–1–12	500	540
Ingersoll-Rand Global Holding Company Limited,		
6.000%, 8–15–13	250	275
		815
Construction Business – 0.69%		
Odebrecht Finance Ltd.:		
7.500%, 10–18–17	500	535
7.500%, 10–18–17 (A)	500	535
		1,070
Construction Materials – 0.11%		
C5 Capital (SPV) Limited,		
6.196%, 12–31–49 (E)	250	175
Consumer Products – 1.17%		
Clorox Co.,		
5.450%, 10–15–12	700	759
Xinyu Hengdeli Holdings Limited, Convertible,		
0.000%, 8–24–12 (C)(D)	CNY7,000	1,061
		1,820
Distillers & Vintners – 1.72%		
Central European Distribution Corporation,		
9.125%, 12–1–16 (B)	$ 2,000	2,109
Diageo Capital plc,		
7.375%, 1–15–14	250	291
Diageo Finance B.V.,		
5.500%, 4–1–13	250	273
		2,673
Diversified Banks – 0.67%		
ICICI Bank Limited:		
5.750%, 1–12–12 (B)	500	520
5.750%, 1–12–12	250	260
6.625%, 10–3–12	250	266
		1,046
Diversified Chemicals – 0.73%		
Dow Chemical Company (The),		
7.600%, 5–15–14	1,000	1,142
Diversified Telecom – 0.17%		
Telefonica de Argentina S.A.,		
9.125%, 11–7–10	250	258

Ivy Global Bond Fund (in thousands) MARCH 31, 2010

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electric – 9.69%		
Abu Dhabi National Energy Company PJSC, 5.620%, 10–25–12	$ 1,000	$ 1,034
Allegheny Energy, Inc., 8.250%, 4–15–12 (B)	1,500	1,654
Aquila, Inc., 11.875%, 7–1–12 (E)	500	582
DPL Inc., 6.875%, 9–1–11	500	535
EDP Finance B.V., 5.375%, 11–2–12	500	531
Empresa Nacional de Electricidad S.A., 8.350%, 8–1–13	1,500	1,710
ENEL Finance International S.A., 3.875%, 10–7–14 (A)	500	506
FirstEnergy Corp., 6.450%, 11–15–11	275	292
HQI Transelec Chile S.A., 7.875%, 4–15–11	112	118
Monongahela Power Company, 7.950%, 12–15–13 (A)	1,000	1,169
NorthWestern Corporation, 5.875%, 11–1–14	1,000	1,025
Oncor Electric Delivery Company, 6.375%, 5–1–12	1,000	1,081
PPL Energy Supply, LLC:		
6.400%, 11–1–11	500	535
6.300%, 7–15–13	500	548
Southern Power Company, 6.250%, 7–15–12	500	547
Star Energy Geothermal (Wayang Windu) Limited, 11.500%, 2–12–15 (A)	1,500	1,586
TransAlta Corporation, 5.750%, 12–15–13	1,000	1,082
UtiliCorp United Inc., 7.950%, 2–1–11	500	526
		15,061
Electronics – 0.64%		
STATS ChipPAC Ltd.:		
7.500%, 7–19–10	500	504
6.750%, 11–15–11	500	496
		1,000
Energy – 0.87%		
China Petroleum & Chemical Corporation, Convertible, 0.000%, 4–24–14 (C)(D)	HKD800	113
CITIC Resources Holdings Limited, 6.750%, 5–15–14	$ 400	408
Subsea 7 Inc., Convertible, 0.000%, 6–29–17 (C)	800	824
		1,345
Environmental & Facilities Services – 0.17%		
Allied Waste Industries, Inc., 6.500%, 11–15–10	250	258
Finance Companies – 0.49%		
SLM Corporation, 5.400%, 10–25–11	750	757
Food Processors – 1.38%		
Cadbury Schweppes US Finance LLC, 5.125%, 10–1–13 (A)	$ 1,000	$ 1,059
Cargill, Inc., 6.375%, 6–1–12 (B)	1,000	1,086
		2,145
Forest Products – 0.89%		
Sino-Forest Corporation, 10.250%, 7–28–14 (B)	1,250	1,384
Gas – Local Distribution – 2.46%		
AGL Capital Corporation, 7.125%, 1–14–11	1,000	1,046
DCP Midstream, LLC, 9.700%, 12–1–13 (B)	500	609
Duke Energy Field Services, LLC, 7.875%, 8–16–10	500	513
Midcontinent Express Pipeline LLC, 5.450%, 9–15–14	560	580
National Fuel Gas Company, 6.700%, 11–21–11	1,000	1,075
		3,823
Gas Pipe Lines – 3.40%		
KeySpan Corporation, 7.625%, 11–15–10	1,000	1,041
Maritimes & Northeast Pipeline, L.L.C.:		
7.500%, 5–31–14	981	1,072
7.500%, 5–31–14 (B)	490	537
Plains All American Pipeline, L.P., and PAA Finance Corp., 7.750%, 10–15–12	1,000	1,119
TransCapital Limited, 5.670%, 3–5–14 (A)	500	525
Transneft, 6.103%, 6–27–12	500	530
Transportadora de Gas del Sur S.A., 7.875%, 5–14–17	477	453
		5,277
Health Care Facilities – 0.67%		
HCA Inc.:		
6.750%, 7–15–13	300	300
9.125%, 11–15–14	225	238
HealthSouth Corporation, 10.750%, 6–15–16	475	514
		1,052
Health Care Facilities / Supplies – 0.19%		
DASA Finance Corporation, 8.750%, 5–29–18	270	289
Home Builders – 1.06%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15	1,100	1,116
URBI, Desarrollos Urbanos, S.A. de C.V., 8.500%, 4–19–16	500	530
		1,646
Hotels, Resorts & Cruise Lines – 0.17%		
Royal Caribbean Cruises Ltd., 8.750%, 2–2–11	250	260

Ivy Global Bond Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial – Other – 0.40%		
Bombardier Inc., 7.500%, 3–15–18 (B)	$ 600	$ 626
Integrated Oil & Gas – 0.32%		
Gazstream S.A., 5.625%, 7–22–13	487	503
Metals / Mining – 5.82%		
ALROSA Finance S.A., 8.875%, 11–17–14	850	927
Anglo American Capital plc, 9.375%, 4–8–14	500	601
Indo Integrated Energy B.V., 8.500%, 6–1–12	1,500	1,569
PT Adaro Indonesia, 7.625%, 10–22–19	500	519
Raspadskaya Securities Limited, 7.500%, 5–22–12	1,400	1,453
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	750	904
Teck Cominco Limited, 7.000%, 9–15–12	500	538
Teck Resources Limited, 9.750%, 5–15–14	500	593
Vedanta Resources plc, 8.750%, 1–15–14	800	876
Xstrata Canada Corporation, 8.375%, 2–15–11	1,000	1,060
		9,040
Multi-Utilities – 1.04%		
Black Hills Corporation, 6.500%, 5–15–13	1,500	1,621
Office Electronics – 0.33%		
Xerox Corporation:		
7.125%, 6–15–10	250	253
5.500%, 5–15–12	250	265
		518
Oil & Gas – 3.25%		
Cenovus Energy Inc., 4.500%, 9–15–14 (B)	500	522
Empresa Nacional del Petroleo, 6.750%, 11–15–12 (A)	750	809
Petro-Canada, 4.000%, 7–15–13	500	516
Petroleum Geo-Services ASA, Convertible, 2.700%, 12–3–12	1,000	895
PF Export Receivables Master Trust, Senior Trust Certificates, Series 2003-A, 6.436%, 6–1–15 (A)	635	670
Ras Laffan Liquefied Natural Gas Co. Ltd., 5.832%, 9–30–16	1,000	1,066
Sunoco Logistics Partners Operations L.P., 8.750%, 2–15–14	500	580
		5,058
Oil & Gas Drilling – 0.26%		
Seadrill Ltd., Convertible, 3.625%, 11–8–12	400	402

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Equipment & Services – 0.38%		
Smith International, Inc., 8.625%, 3–15–14	$ 500	$ 596
Oil & Gas Exploration & Production – 0.35%		
Anadarko Petroleum Corporation, 5.750%, 6–15–14	500	542
Oil & Gas Storage & Transportation – 1.36%		
Energy Transfer Partners, L.P., 5.650%, 8–1–12	1,000	1,072
Northern Border Partners, L.P., 8.875%, 6–15–10	500	508
ONEOK Partners, L.P., 5.900%, 4–1–12	500	536
		2,116
Oilfield Machinery & Service – 2.00%		
Frontier Oil Corporation, 6.625%, 10–1–11	992	999
Pride International, Inc., 7.375%, 7–15–14	1,000	1,030
Weatherford International, Inc., 5.950%, 6–15–12	1,000	1,080
		3,109
Packaged Foods & Meats – 0.18%		
Kraft Foods Inc., 6.000%, 2–11–13	250	274
Paper / Forest Products – 2.62%		
Celulosa Arauco y Constitucion S.A.:		
8.625%, 8–15–10	500	512
7.750%, 9–13–11	500	535
Fibria Overseas Finance Ltd., 9.250%, 10–30–19 (A)	1,000	1,140
International Paper Company, 7.400%, 6–15–14	400	453
Stora Enso Oyj, 7.375%, 5–15–11	275	285
Weyerhaeuser Company, 6.750%, 3–15–12	1,074	1,145
		4,070
Pharmaceuticals – 0.34%		
Novartis Capital Corporation, 4.125%, 2–10–14	500	529
Publishing – 0.24%		
Pearson Dollar Finance Two plc, 5.500%, 5–6–13	350	373
Railroads – 1.27%		
Burlington Northern Santa Fe Corporation, 5.900%, 7–1–12	300	326
Kansas City Southern de Mexico, S.A. de C.V., 7.625%, 12–1–13	1,000	1,022
TFM, S.A. de C.V., 9.375%, 5–1–12	629	645
		1,993
Restaurants – 0.50%		
Arcos Dorados B.V., 7.500%, 10–1–19 (B)	750	776

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Retail Stores – Other – 0.67%		
Parkson Retail Group Limited,		
7.125%, 5–30–12	$ 1,000	$ 1,034
Service – Other – 0.66%		
Waste Management, Inc.,		
7.375%, 8–1–10	1,000	1,021
Steel – 0.92%		
ArcelorMittal,		
9.000%, 2–15–15	500	597
Evraz Group S.A.,		
8.875%, 4–24–13	800	839
		1,436
Telecommunications – 1.04%		
America Movil, S.A.B. de C.V.,		
3.625%, 3–30–15 (A)	800	803
PCCW-HKT Capital No. 2 Limited,		
6.000%, 7–15–13	750	808
		1,611
Tobacco – 0.38%		
B.A.T. International Finance p.l.c,		
8.125%, 11–15–13	500	588
Trading Companies & Distributors – 0.58%		
Noble Group Limited,		
8.500%, 5–30–13	800	899
Transportation – 1.26%		
PB Issuer Limited, Convertible,		
3.300%, 2–1–13	500	490
TGI International Ltd.,		
9.500%, 10–3–17	350	389
Thoresen Thai Agencies Public Company		
Limited, Convertible,		
2.500%, 9–24–12	900	930
Ultrapetrol (Bahamas) Limited,		
9.000%, 11–24–14	150	146
		1,955
Utilities – 2.61%		
CESP – Companhia Energetica de Sao Paulo:		
10.000%, 3–2–11	350	370
9.750%, 1–15–15 (D)	BRL1,000	702
Compania de Transporte de Energia Electrica		
en Alta Tension TRANSENER S.A.,		
8.875%, 12–15–16	$ 550	492
Empresa Distribuidora y Comercializadora		
Norte S.A.,		
10.500%, 10–9–17	125	125
IPALCO Enterprises, Inc.,		
8.625%, 11–14–11	750	799
NiSource Finance Corp.,		
7.875%, 11–15–10	1,250	1,298
Veolia Environment,		
5.250%, 6–3–13	250	268
		4,054

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service – 1.57%		
America Movil, S.A. de C.V.,		
5.500%, 3–1–14	$ 500	$ 540
Mobile TeleSystems Finance S.A.:		
8.375%, 10–14–10	200	205
8.000%, 1–28–12	600	639
Mobile TeleSystems OJSC,		
8.700%, 6–12–18 (D)	RUB6,000	205
Open Joint Stock Company "Vimpel-Communications",		
8.375%, 10–22–11	$ 250	269
VIP Finance Ireland Limited,		
8.375%, 4–30–13	550	595
		2,453
TOTAL CORPORATE DEBT SECURITIES – 70.89%		$110,196
(Cost: $103,727)		
OTHER GOVERNMENT SECURITIES		
Argentina – 0.39%		
Republic of Argentina (The),		
0.000%, 12–15–35 (C)	8,000	600
Germany – 0.43%		
Bundesobligation,		
3.250%, 4–9–10 (D)	EUR500	675
Norway – 0.36%		
Norway Government Bonds,		
6.000%, 5–16–11 (D)	NOK3,200	560
Russia – 0.22%		
Open Joint Stock Company "Russian Railroads",		
8.500%, 7–6–11 (D)	RUB10,000	347
Supranational – 1.71%		
CENTRAL AMERICAN BANK FOR ECONOMIC INTEGRATION:		
4.875%, 1–15–12	$ 500	522
4.875%, 1–15–12 (A)	500	522
Corporacion Andina de Fomento:		
7.375%, 1–18–11	500	525
6.875%, 3–15–12	1,000	1,081
		2,650
TOTAL OTHER GOVERNMENT SECURITIES – 3.11%		$ 4,832
(Cost: $4,986)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 5.09%		
Mortgage-Backed Obligations		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates:		
4.000%, 5–15–24	495	516
4.000%, 11–15–36	476	493
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only), (F)		
5.500%, 1–15–38	2,990	385

Ivy Global Bond Fund (in thousands) MARCH 31, 2010

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO:		
4.000%, 1–25–19	$ 449	$ 468
4.000%, 9–25–24	455	474
5.000%, 2–25–35	353	372
3.500%, 9–25–39	501	506
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (F)		
5.000%, 6–25–22	770	67
4.000%, 7–15–23	6,795	967
5.000%, 7–25–23	656	83
4.000%, 12–15–23	2,000	273
4.000%, 2–15–24	2,942	461
4.000%, 4–15–24	3,228	450
5.500%, 1–25–33	962	142
6.000%, 4–23–33	2,611	495
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.000%, 3–1–22	465	492
5.000%, 8–1–23	237	250
Government National Mortgage Association Agency REMIC/CMO (Interest Only): (F)		
5.000%, 7–16–22	736	66
6.000%, 9–16–33	1,776	236
4.500%, 11–20–36	2,394	377
Government National Mortgage Association Fixed Rate Pass-Through Certificates,		
4.500%, 6–15–23	323	338
(Cost: $7,886)		$ 7,911

UNITED STATES GOVERNMENT OBLIGATIONS – 16.07%	Principal	Value
Treasury Obligations		
United States Treasury Notes:		
1.125%, 12–15–11	$10,000	$ 10,045
1.375%, 2–15–13	15,000	14,930
(Cost: $24,934)		$ 24,975

SHORT-TERM SECURITIES		
Commercial Paper (G) – 1.08%		
Sonoco Products Co., 0.000%, 4–1–10	1,671	1,671
Commercial Paper (backed by irrevocable bank letter of credit) (G) – 1.60%		
River Fuel Company #2, Inc. (Bank of New York (The)), 0.200%, 4–30–10	2,500	2,500
TOTAL SHORT-TERM SECURITIES – 2.68%		$ 4,171
(Cost: $4,171)		
TOTAL INVESTMENT SECURITIES – 97.84%		$152,085
(Cost: $145,704)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.16%		3,355
NET ASSETS – 100.00%		$155,440

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Chinese Yuan Renminbi	Goldman Sachs International	13,200	3–24–11	$ 6	$ —
Buy	Chinese Yuan Renminbi	Citibank, N.A.	27,500	9–19–11	16	—
Buy	Chinese Yuan Renminbi	Citibank, N.A.	10,100	12–7–11	—	49
Sell	Swedish Krona	Bank of America NT & SA	6,500	6–9–10	2	—
Sell	Swedish Krona	Bank of America NT & SA	30,600	6–9–10	—	237
					$24	$286

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $15,684 or 10.09% of net assets.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $10,398 or 6.69% of net assets.

(C)Zero coupon bond.

(D)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CNY – Chinese Yuan Renminbi, EUR – Euro, HKD – Hong Kong Dollar, NOK – Norwegian Krone and RUB – Russian Ruble).

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010.

(F)Amount shown in principal column represents notional amount for computation of interest.

(G)Rate shown is the yield to maturity at March 31, 2010.

The following acronyms are used throughout this schedule:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

Notes to Schedule of Investments (Continued)

Country Diversification

(as a % of net assets)	
United States	46.73%
Brazil	8.36%
Canada	4.20%
Russia	4.14%
Mexico	3.20%
Indonesia	2.70%
United Kingdom	2.64%
India	2.46%
Chile	2.37%
China	1.90%
Argentina	1.75%
Norway	1.74%
Cayman Islands	1.74%
Supranational	1.71%
Poland	1.35%
Luxembourg	1.26%
Hong Kong	0.90%
Qatar	0.68%
United Arab Emirates	0.67%
Singapore	0.64%
Thailand	0.60%
British Virgin Islands	0.52%
Malaysia	0.45%
Germany	0.43%
Portugal	0.34%
Switzerland	0.34%
Italy	0.33%
Japan	0.32%
Columbia	0.25%
Finland	0.18%
France	0.17%
Bahamas	0.09%
Other+	4.84%

+Includes cash and cash equivalents and other assets and liabilities

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy Mortgage Securities Fund (UNAUDITED)



David W. Land



Christopher R. Sebald

Ivy Mortgage Securities Fund is subadvised by Advantus Capital Management, Inc.

Below, David W. Land, CFA, and Christopher R. Sebald, CFA, portfolio managers of the Ivy Mortgage Securities Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2010. Mr. Land has managed the Fund for six years and has 19 years of industry experience. Mr. Sebald has managed the Fund for seven years and has 21 years of industry experience.

Fiscal year performance

For the 12 Months Ended March 31, 2010	
Ivy Mortgage Securities Fund (Class A shares at net asset value)	12.37%
Benchmark(s) and/or Lipper Category	
Barclays Capital Mortgage-Backed Securities Index (generally reflects the performance of securities representing the mortgage-backed securities market)	5.21%
Lipper U.S. Mortgage Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	8.88%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The U.S. economy, while certainly not showing a strong cyclical rebound in the first calendar quarter of 2010, has begun to grow again. A year ago, the situation was quite different as investors expected a very severe and prolonged recession. At that time, the U.S. unemployment rate was rising rapidly, credit markets were frozen and the housing market was in a state of free fall as foreclosures mounted. The situation began to stabilize in the late spring and early summer of 2009 as a result of massive federal intervention. Still, job growth remains lackluster as businesses remain wary that consumer spending will be weak as people struggle under large debts and lost housing wealth. Housing prices may have bounced off the bottom, but recent national surveys suggest they may turn down again once government stimulus programs expire. A huge overhang of delinquent loans would only increase the prospect for more distressed sales while foreclosures are permitted to pick up, further pressuring prices, in our view. Meanwhile, the U.S. government continued to implement various measures aimed at stemming the tide of foreclosures. To date, such efforts have had only limited success, yet each new program appears to us to be bolder in scope.

Investor optimism fuels performance

The Fund's strong performance during the fiscal year ended March 31, 2010, was attributable to its exposure to a diverse mix of mortgage-related securities, including collateralized mortgage obligations (CMOs), asset-backed securities (ABS) and commercial mortgage-backed securities (CMBS). The Fund's CMO holdings contributed the most to the Fund's results during the fiscal year. ABS and CMBS securities also performed well as the markets anticipated that global and U.S. recessions would end and a recovery would ensue. Investors also became more comfortable with the notion that defaults would lessen due to the Federal Reserve's significant liquidity programs and, subsequently, prices of these securities rose substantially.

During the second half of the fiscal year, commercial real estate bonds, CMBS and real estate investment trust bonds were among the best performers in the sector. Investors appear to be reaching for yield despite deteriorating fundamentals in these sectors and prospects for a phase out of government support programs and Fed efforts to maintain liquidity.

The Fund was adversely impacted by longer-term U.S. Treasury yields, which rose more than 1 percent and negatively impacted bond prices, particularly early in the fiscal year. The 10-year Treasury yield rose noticeably in the first quarter of the fiscal year as the economy began to show early signs it might recover.

Meanwhile, we increased the Fund's exposure to agency pass-throughs during the fiscal year. We funded these purchases by reducing the Fund's exposure to CMOs, which appeared to have a continuing high risk of default given the still relatively weak dynamics of the U.S. job and housing markets.

Our outlook

We feel that budget crunches ahead for states and municipalities likely will be a big drag on the U.S. economy for an extended period. In addition, we do not believe interest rates will increase much for the balance of calendar year 2010. The U.S. business cycle is not that strong and near-term inflation pressures remain low, and may even be fading. Housing activity, most non-energy commodity prices and money supply growth at their current levels all point to lower inflation. As such, we believe the Fed will be pressured to maintain rates, given the prospect of stubbornly high unemployment and signs of moderating inflation. This may prompt investors to reach for yield in lower-quality issues, considering the absence of any yield in the money market universe. Slow economic growth ahead could weaken stocks while supporting bond prices. This is the environment we believe will unfold as 2011 approaches.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The risks incurred by mortgage securities include, but are not limited to, reinvestment of pre-paid loans at lower rates of return. In addition, the net asset value of mortgage securities may fluctuate in response to changes in interest rates and are not guaranteed. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Mortgage Securities Fund.

Asset Allocation



Bonds 92.62%

Cash and Cash Equivalents 7.38%

Bonds	**92.62%**
United States Government and Government Agency Obligations	67.98%
Corporate Debt Securities	24.64%
Cash and Cash Equivalents	**7.38%**

Lipper Rankings

Category: Lipper U.S. Mortgage Funds	Rank	Percentile
1 Year	23/98	24
3 Year	82/85	96
5 Year	76/79	95
10 Year	46/51	89

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings



Investment Grade 84.54%

Non-Investment Grade 8.08%

Cash and Cash Equivalents 7.38%

Investment Grade	**84.54%**
AAA	75.59%
AA	4.55%
A	3.17%
BBB	1.23%
Non-Investment Grade	**8.08%**
BB	3.15%
B	1.17%
CCC	0.99%
Below CCC	0.41%
Non-rated	2.36%
Cash and Cash Equivalents	**7.38%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Mortgage Securities Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Ivy Mortgage Securities Fund, Class A Shares(1) $12,528
Barclays Capital Mortgage-Backed Securities Index $17,739
Lipper U.S. Mortgage Funds Universe Average................. $15,764
9-30 2000
9-30 2001
9-30 2002
9-30 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3–31–10	5.91%	7.14%	11.58%	6.20%	13.00%	12.76%
5-year period ended 3–31–10	–1.38%	–1.42%	–0.98%	—	—	–0.03%
10-year period ended 3–31–10	2.81%	—	—	—	—	—
Since inception of Class[3] through 3–31–10	—	–0.49%	–0.25%	–5.14%	–2.57%	0.69%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)12–8–03 for Class B, Class C and Class Y shares and 4–2–07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Mortgage Securities Fund merged into the Ivy Mortgage Securities Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Mortgage Securities Fund Class A shares, restated to reflect current sales charges applicable to Ivy Mortgage Securities Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Mortgage Securities Fund. If these expenses were reflected, performance shown would differ.

Ivy Mortgage Securities Fund

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,047.00	1.32%	$ 6.76
Class B	$1,000	$1,041.50	2.39%	$12.15
Class C	$1,000	$1,043.20	2.06%	$10.52
Class E	$1,000	$1,048.00	1.14%	$ 5.84
Class I	$1,000	$1,049.70	0.82%	$ 4.20
Class Y	$1,000	$1,048.20	1.07%	$ 5.43
Based on 5% Return[2]				
Class A	$1,000	$1,018.37	1.32%	$ 6.66
Class B	$1,000	$1,013.03	2.39%	$11.98
Class C	$1,000	$1,014.67	2.06%	$10.38
Class E	$1,000	$1,019.25	1.14%	$ 5.75
Class I	$1,000	$1,020.86	0.82%	$ 4.14
Class Y	$1,000	$1,019.61	1.07%	$ 5.35

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Mortgage Securities Fund (in thousands) MARCH 31, 2010

CORPORATE DEBT SECURITIES	Principal	Value
Asset-Backed Security – 0.29%		
Ford Credit Auto Owner Trust 2007-A, 7.050%, 12–15–13 (A)	$ 390	$ 418
Consumer Finance – 1.62%		
Green Tree Financial Corporation, 8.300%, 11–15–19	228	224
Origen Manufactured Housing Contract Trust 2004-A, 5.700%, 1–15–35	643	607
Origen Manufactured Housing Contract Trust 2004-B, 4.750%, 8–15–21	427	428
Origen Manufactured Housing Contract Trust 2005-B:		
5.605%, 5–15–22	360	363
5.910%, 1–15–37	700	672
		2,294
Other Mortgage-Backed Securities – 22.35%		
Aames Mortgage Trust 2001–4, 6.650%, 1–25–32 (B)	386	201
ABFS Mortgage Loan Trust 2001–2, 7.490%, 12–25–31 (B)	730	299
Asset Securitization Corporation (Interest Only):		
1.458%, 10–13–26 (B)(C)(D)	2,976	52
8.621%, 8–13–29 (B)(D)	909	129
Banc of America Alternative Loan Trust 2005–6, 6.000%, 7–25–35	720	441
Banc of America Alternative Loan Trust 2006–4, 6.207%, 5–25–46 (B)	868	5
Banc of America Funding 2004–2 Trust, 6.500%, 7–20–32	1,077	873
Banc of America Mortgage 2007–1 Trust, 6.000%, 3–25–37	3,489	358
Banc of America Mortgage Alternative Loan Trust 2003–5, 5.500%, 7–25–33	1,153	194
Banc of America Mortgage Trust 2003–9, 5.500%, 12–25–33	703	297
Banc of America Mortgage Trust 2004–2, 5.000%, 3–25–19	227	143
Banc of America Mortgage Trust 2004–3:		
4.875%, 4–25–19	307	191
4.875%, 4–25–19	164	80
Banc of America Structured Securities Trust 2002-X1 F, 6.274%, 10–11–33 (A)	1,750	1,748
BankAmerica Manufactured Housing Contract Trust:		
7.800%, 10–10–26	707	709
7.015%, 1–10–28	176	176
Bear Stearns Commercial Mortgage Securities Inc., Series 2000-WF1 Trust Fund, 6.500%, 2–15–32	1,015	902
Bear Stearns Commercial Mortgage Securities Trust 2002-TOP6, 6.000%, 10–15–36 (C)	938	645
BlackRock Capital Finance, 7.750%, 9–25–26 (C)	465	93
C-Bass 2005-CB3 Trust, 5.109%, 5–25–35 (B)	157	156
C-Bass 2006-MH1 Trust, 5.970%, 10–25–36 (B)(C)	1,269	1,280

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
C-Bass Mortgage Loan Trust 2007-CB2, 5.267%, 2–25–37 (B)	$ 123	$ 119
Centex Home Equity Loan Trust 2005-C, 5.048%, 6–25–35 (B)	1,750	1,676
CHL Mortgage Pass-Through Trust 2002–32, 5.560%, 1–25–33 (A)(B)	964	623
Collateralized Mortgage Obligation Trust, 5.000%, 7–1–18	20	21
COMM 2006-CNL2, 5.756%, 2–5–19 (B)(C)	475	358
Commercial Mortgage Asset Trust, 7.800%, 11–17–32 (B)	1,000	1,115
Commercial Mortgage Asset Trust, Commercial Mortgage Pass-Through Certificates, Series 1999-C1, 6.640%, 1–17–32	129	129
CountryPlace Manufactured Housing Contract Trust 2005–1, 4.800%, 12–15–35 (A)(B)	1,275	1,002
CSFB Commercial Mortgage Trust 2003-C4, 5.322%, 8–15–36 (B)(C)	1,000	579
CWHEQ Home Equity Loan Trust, Series 2006-S3, 6.518%, 1–25–29 (B)	905	222
First Horizon Mortgage Pass-Through Trust 2003–8, 5.138%, 10–25–33 (B)	306	126
First Horizon Mortgage Pass-Through Trust 2007–4, 5.500%, 8–25–22	682	490
Flagstar Home Equity Loan Trust 2007–1, 5.997%, 1–25–35 (B)(C)	1,130	303
GE Capital Commercial Mortgage Corp. 2002–2, 6.039%, 8–11–36 (C)	150	143
Global Mortgage Securitization 2005-A Ltd. and Global Mortgage Securitization 2005-A LLC:		
5.250%, 4–25–32	638	465
5.401%, 4–25–32 (B)	992	405
Global Mortgage Securitization Ltd. and Global Mortgage Securitization, LLC:		
5.250%, 11–25–32 (A)	848	632
5.250%, 11–25–32 (A)	395	303
GMAC Commercial Mortgage Securities, 5.940%, 7–1–13 (A)	44	34
Harley-Davidson Motorcycle Trust 2009–4, 1.160%, 10–15–12	525	526
Hometown Commercial Capital, LLC Hometown Commercial Mortgage Pass-Through Notes 2006–1, 5.506%, 11–11–38 (A)	1,923	928
Impac CMB Trust Series 2003–2F, 6.000%, 1–25–33 (B)	533	237
J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2005-LDP2, 4.625%, 3–15–46	126	128
J.P. Morgan Mortgage Trust 2004-A3, 4.278%, 7–25–34 (B)	662	484
J.P. Morgan Mortgage Trust 2006-A2:		
3.431%, 11–25–33 (B)	600	404
3.707%, 8–25–34 (B)	2,005	488
J.P. Morgan Mortgage Trust 2006-S3, 6.187%, 8–25–36	1,138	19

Ivy Mortgage Securities Fund (in thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
J.P. Morgan Mortgage Trust 2007-A1, 4.247%, 7–25–35 (B)	$ 2,133	$ 113
LB-UBS Commercial Mortgage Trust 2003-C3, 4.846%, 2–15–37 (B)(C)	300	195
LB-UBS Westfield Trust, Commercial Mortgage Pass-Through Certificates, Series 2001-WM, 6.647%, 7–14–16 (C)	1,000	1,031
Mid-State Capital Corporation 2004–1 Trust:		
6.005%, 8–15–37	318	294
6.497%, 8–15–37	1,001	889
Morgan Stanley Capital I Trust 2004-TOP15, 4.690%, 6–13–41	266	269
Morgan Stanley Dean Witter Capital I Inc. Trust 2002-WL1, 6.496%, 4–25–17 (B)	160	139
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4:		
5.880%, 11–28–35 (A)(B)	680	43
5.880%, 11–28–35 (A)(B)	340	21
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4 (Interest Only), 1.150%, 11–28–35 (A)(B)(D)	9,915	161
Multi Security Asset Trust, Commercial Mortgage Pass-Through Certificates, Series 2005-RR4, 5.000%, 11–28–35 (A)	2,000	1,665
Oakwood Mortgage Investors, Inc., 7.375%, 8–15–27	9	9
PHH Alternative Mortgage Trust, Series 2007–1, Class II-B–2, 6.000%, 2–25–37	1,511	11
PNC Mortgage Acceptance Corp., 7.300%, 10–12–33	156	158
Prudential Home Mortgage Securities:		
6.730%, 4–28–24 (A)(B)	2	1
8.000%, 9–28–24 (B)(C)	11	8
RALI Series 2003-QS11 Trust, 5.750%, 6–25–33	2,221	1,336
RAMP Series 2005-RS1 Trust, 5.145%, 1–25–35 (B)	1,013	235
RASC Series 2003-KS10 Trust, 6.410%, 12–25–33	229	51
RESI Finance Limited Partnership 2003-C and RESI Finance DE Corporation 2003-C, 1.630%, 9–10–35 (A)(B)	708	455
RFMSI Series 2004-S5 Trust:		
4.500%, 5–25–19	259	202
4.500%, 5–25–19	129	92
Salomon Brothers Mortgage Securities VII, Inc., Mortgage Pass-Through Certificates, Series 1997-HUD1, 7.750%, 12–25–30 (B)	907	161
Structured Asset Mortgage Investments, Inc.:		
5.220%, 4–30–30 (B)	13	8
5.220%, 4–30–30 (B)	6	4
Structured Asset Securities Corporation:		
6.290%, 11–25–32 (B)	221	71
5.250%, 8–25–33	1,069	655
5.250%, 8–25–33	471	223
6.000%, 6–25–34 (B)	2,019	781
Wachovia Bank Commercial Mortgage Trust Series 2006-C23 A4, 5.418%, 1–15–45 (B)	355	360
Washington Mutual MSC Mortgage Pass-Through Certificates Series 2002-MS11 Trust, 5.626%, 12–25–32 (B)	$ 699	$ 440
Wells Fargo Alternative Loan 2007-PA3 Trust, 5.750%, 7–25–37	1,079	101
Wells Fargo Mortgage Backed Securities 2003–2 Trust, 5.250%, 2–25–18 (A)	177	121
Wells Fargo Mortgage Backed Securities 2003–9 Trust, 5.250%, 8–25–33 (C)	951	443
		31,677
Other Non-Agency REMIC/CMO – 0.38%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (A)	23	—*
0.000%, 3–25–11 (A)(E)	10	—*
7.540%, 5–31–17 (A)	—*	—*
Bear Stearns Mortgage Securities Inc., 8.000%, 11–25–29	291	267
Structured Adjustable Rate Mortgage Loan Trust, Series 2005–21, 5.400%, 11–25–35 (B)	1,575	276
		543
TOTAL CORPORATE DEBT SECURITIES – 24.64%		**$ 34,932**
(Cost: $64,322)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.29%		
Federal National Mortgage Association, 4.750%, 12–15–10 (F)	400	412
Mortgage-Backed Obligations – 67.31%		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.500%, 12–1–17	400	432
5.500%, 9–1–19	716	771
5.000%, 4–1–23	2,441	2,577
5.300%, 1–15–33	206	219
5.500%, 5–1–34	940	1,006
5.500%, 5–1–34	560	600
6.500%, 5–1–34	482	529
5.500%, 10–1–34	689	730
5.500%, 3–1–35 TBA	4,000	4,224
6.000%, 4–1–35 TBA	2,000	2,145
5.000%, 8–1–35	636	658
5.500%, 10–1–35	1,125	1,200
5.000%, 12–1–35	485	502
6.500%, 7–1–36	648	706
7.000%, 12–1–37	390	434
5.000%, 1–1–40	2,978	3,078
Federal Home Loan Mortgage Corporation Structured Pass-Through Certificates, Series K–004, 3.413%, 5–25–19	196	198
Federal National Mortgage Association, 5.500%, 2–1–35	485	513

Ivy Mortgage Securities Fund (in thousands) MARCH 31, 2010

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 1–1–18	$ 236	$ 255
5.500%, 2–1–18	250	271
5.500%, 4–1–18 TBA	1,130	1,208
5.000%, 5–1–18	824	878
5.000%, 10–1–18	753	803
5.500%, 9–1–19	192	207
4.500%, 4–1–20 TBA	3,000	3,110
6.000%, 8–1–23	841	907
5.500%, 2–1–24	329	349
6.000%, 8–1–29	260	283
7.000%, 11–1–31	143	161
6.500%, 2–1–32	133	149
6.500%, 2–1–32	101	114
6.500%, 2–1–32	85	95
7.000%, 2–1–32	177	202
7.000%, 3–1–32	257	293
6.500%, 4–1–32	51	57
6.500%, 5–1–32	96	107
6.500%, 5–1–32	58	64
6.000%, 9–1–32	103	114
6.500%, 9–1–32	54	59
6.000%, 10–1–32	689	763
6.000%, 10–1–32	675	743
6.500%, 10–1–32	46	52
6.000%, 11–1–32	532	589
6.000%, 11–1–32	325	360
6.000%, 3–1–33	839	927
6.000%, 3–1–33	579	640
6.000%, 3–1–33	188	208
5.500%, 4–1–33	1,182	1,262
5.500%, 5–1–33	327	347
5.500%, 5–1–33	213	227
6.000%, 6–1–33	1,286	1,395
6.000%, 6–1–33	491	533
6.500%, 8–1–33	39	43
5.500%, 10–1–33	2,713	2,879
6.000%, 10–1–33	196	216
6.000%, 12–1–33	369	406
5.500%, 1–1–34	582	617
5.500%, 1–1–34	450	477
5.500%, 2–1–34 TBA	2,604	2,743
5.000%, 3–1–34	690	716
5.000%, 3–1–34	257	266
5.500%, 4–1–34	388	410
5.000%, 5–1–34	126	130
6.000%, 5–1–34 TBA	1,130	1,205
6.000%, 8–1–34	460	496
5.500%, 9–1–34	806	860
6.000%, 9–1–34	545	588
6.500%, 9–1–34	661	726
5.500%, 11–1–34	452	479
6.000%, 11–1–34	193	209
6.500%, 11–1–34	45	50
5.000%, 12–1–34	879	911
5.500%, 1–1–35	899	952
5.500%, 1–1–35	371	392
5.500%, 2–1–35	1,791	1,910
6.500%, 3–1–35	784	866
6.000%, 4–1–35 TBA	2,325	2,469

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Federal National Mortgage Association Fixed Rate Pass-Through Certificates (Continued):		
5.000%, 7–1–35	$ 1,886	$ 1,953
5.000%, 7–1–35	576	595
5.000%, 7–1–35	472	489
5.500%, 7–1–35	490	518
5.500%, 10–1–35	1,200	1,282
5.500%, 10–1–35	684	732
5.500%, 11–1–35	419	443
5.500%, 2–1–36	1,232	1,291
6.500%, 2–1–36	530	582
6.500%, 6–1–36	893	970
5.500%, 9–1–36	1,394	1,476
5.500%, 11–1–36	1,091	1,151
6.000%, 11–1–36	1,328	1,417
6.000%, 11–1–36	651	695
6.000%, 5–1–37	717	762
5.500%, 6–1–37	219	231
6.500%, 8–1–37	1,466	1,590
6.000%, 9–1–37	72	77
6.500%, 9–1–37	1,220	1,324
7.000%, 10–1–37	131	146
7.000%, 10–1–37	126	140
5.500%, 3–1–38	185	195
5.500%, 5–1–38	258	272
5.000%, 6–1–39	1,165	1,203
Government National Mortgage Association Agency REMIC/CMO (Interest Only): (D)		
0.798%, 3–16–34 (B)	5,954	143
0.713%, 7–16–40 (B)	2,676	59
0.036%, 3–16–42 (B)	7,851	15
0.845%, 6–17–45 (B)	16,303	519
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
7.875%, 5–15–17	24	24
6.250%, 7–15–24	151	164
5.000%, 7–15–33	686	719
5.000%, 12–1–33 TBA	5,585	5,803
5.000%, 7–15–34	592	619
5.500%, 12–15–34	552	587
5.500%, 12–15–34	356	379
5.000%, 1–15–35	1,100	1,149
5.500%, 4–1–35 TBA	3,000	3,172
5.000%, 12–15–35	1,364	1,425
4.500%, 4–1–39 TBA	1,265	1,279
5.000%, 12–15–39	309	321
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995–1 Class 1, 7.213%, 2–15–25 (B)	176	193
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995–1 Class 2, 7.793%, 2–15–25	55	61
		95,435
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 67.60%		**$ 95,847**

(Cost: $94,437)

Ivy Mortgage Securities Fund (in thousands) MARCH 31, 2010

UNITED STATES GOVERNMENT OBLIGATIONS – 0.38%	Principal	Value
Treasury Obligations		
United States Treasury Notes, 4.500%, 3–31–12 (F)	$ 500	**$ 535**
(Cost: $509)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (G) – 23.57%		
Bemis Company, Inc., 0.210%, 4–7–10	6,500	6,500
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.), 0.240%, 4–20–10	4,000	3,999
Kitty Hawk Funding Corp., 0.180%, 4–6–10	6,000	6,000
McCormick & Co. Inc., 0.000%, 4–1–10	5,925	5,925
Proctor & Gamble International Funding S.C.A (Proctor & Gamble Company (The)), 0.160%, 4–28–10	5,000	4,999
Straight-A Funding, LLC (Federal Financing Bank), 0.160%, 4–16–10	6,000	6,000
		33,423

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 2.30%		
Toyota Motor Credit Corporation, 0.134%, 4–1–10 (H)	$ 3,265	$ 3,265
United States Government Agency Obligations – 2.78%		
Overseas Private Investment Corporation, 0.160%, 6–15–10 (H)	3,930	3,930
TOTAL SHORT-TERM SECURITIES – 28.65%		**$ 40,618**
(Cost: $40,618)		
TOTAL INVESTMENT SECURITIES – 121.27%		**$171,932**
(Cost: $199,886)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (21.27%)		**(30,160)**
NET ASSETS – 100.00%		**$141,772**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $8,155 or 5.75% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $5,130 or 3.62% of net assets.

(D)Amount shown in principal column represents notional amount for computation of interest.

(E)Zero coupon bond.

(F)Securities serve as collateral for the following open futures contracts at March 31, 2010:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Depreciation
U.S. 10 Year Treasury Note	Short	6–21–10	—*	$ (1,628)	$ (7)
U.S. 30 Year Treasury Bond	Short	6–30–10	—*	(2,206)	(27)
				$ (3,834)	$(34)

(G)Rate shown is the yield to maturity at March 31, 2010.

(H)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Dividend Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Value Fund	Ivy Managed European/Pacific Fund	Ivy Managed International Opportunities Fund
ASSETS						
Investments in unaffiliated securities at market value+	$253,377	$28,710	$243,642	$65,557	$ 74	$ 324
Investments in affiliated securities at market value+	—	—	—	—	79,637	160,729
Investments at Market Value	**253,377**	**28,710**	**243,642**	**65,557**	**79,711**	**161,053**
Cash	—	187	849	7	—	—
Investment securities sold receivable	5,668	987	2,451	1,187	90	—
Dividends and interest receivable	535	5	196	95	—*	—*
Capital shares sold receivable	533	1,535	493	68	148	352
Receivable from affiliates	9	64	—	—	—	—*
Prepaid and other assets	18	26	32	29	21	23
Total Assets	**260,140**	**31,514**	**247,663**	**66,943**	**79,970**	**161,428**
LIABILITIES						
Investment securities purchased payable	—	1,648	2,496	1,214	125	365
Capital shares redeemed payable	364	52	294	71	148	177
Trustees and Chief Compliance Officer fees payable	14	—*	19	11	1	3
Overdraft due to custodian	19	—	—	—	5	22
Distribution and service fees payable	93	6	45	25	—*	1
Shareholder servicing payable	77	11	92	31	12	18
Investment management fee payable	154	21	163	39	3	7
Accounting services fee payable	8	1	8	4	2	3
Written options at market value+	—	—	—	77	—	—
Other liabilities	11	14	10	8	7	11
Total Liabilities	**740**	**1,753**	**3,127**	**1,480**	**303**	**607**
Total Net Assets	**$259,400**	**$29,761**	**$244,536**	**$65,463**	**$ 79,667**	**$160,821**
NET ASSETS						
Capital paid in (shares authorized - unlimited)	$262,347	$23,930	$216,414	$62,037	$ 97,190	$183,469
Undistributed (distributions in excess of) net investment income	492	(213)	(20)	286	(1)	(3)
Accumulated net realized gain (loss)	(44,081)	655	(17,042)	(8,061)	(24,719)	(20,340)
Net unrealized appreciation (depreciation)	40,642	5,389	45,184	11,201	7,197	(2,305)
Total Net Assets	**$259,400**	**$29,761**	**$244,536**	**$65,463**	**$ 79,667**	**$160,821**
CAPITAL SHARES OUTSTANDING:						
Class A	13,396	1,748	13,504	3,629	9,607	17,968
Class B	763	29	494	173	213	424
Class C	3,158	82	978	349	302	574
Class E	180	N/A	7	6	24	22
Class I	435	28	112	15	25	23
Class Y	1,151	—*	1,266	44	52	43
NET ASSET VALUE PER SHARE:						
Class A	$13.61	$15.78	$14.99	$15.56	$7.80	$8.44
Class B	13.49	15.63	13.95	15.12	7.71	8.38
Class C	13.53	15.69	14.25	15.34	7.73	8.40
Class E	13.58	N/A	15.19	15.60	7.81	8.45
Class I	13.63	15.79	15.49	15.60	7.84	8.46
Class Y	13.63	15.70	15.33	15.58	7.81	8.43
+COST						
Investments in unaffiliated securities at cost	$212,736	$23,321	$198,458	$54,397	$ 74	$ 324
Investments in affiliated securities at cost	—	—	—	—	72,440	163,034
Written options premiums received at cost	—	—	—	118	—	—

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Cundill Global Value Fund	Ivy European Opportunities Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Pacific Opportunities Fund
ASSETS						
Investments in unaffiliated securities at market value+	$ 340,322	$ 253,010	$265,009	$709,111	$ 189,561	$ 669,586
Investments in affiliated securities at market value+	—	—	—	—	—	2,355
Investments at Market Value	340,322	253,010	265,009	709,111	189,561	671,941
Cash	—	247	—	—	—	—
Cash denominated in foreign currencies at market value+	1,253	5,048	387	—	—	6,754
Restricted cash	—	—	380	—	985	2,140
Unrealized appreciation on forward foreign currency contracts	5,780	586	538	—	1,554	1,751
Investment securities sold receivable	2,842	—	1,222	4,818	1,925	5,104
Dividends and interest receivable	827	1,955	2,395	2,649	1,198	293
Capital shares sold receivable	145	311	402	4,839	281	1,062
Receivable from affiliates	24	—	5	7	—	—
Prepaid and other assets	19	20	26	52	23	36
Total Assets	351,212	261,177	270,364	721,476	195,527	689,081
LIABILITIES						
Investment securities purchased payable	8,324	5,137	3,462	2,109	—	7,539
Unrealized depreciation on forward foreign currency contracts	578	404	—	—	—	—
Capital shares redeemed payable	560	261	280	2,753	408	1,322
Trustees and Chief Compliance Officer fees payable	81	50	24	24	60	36
Overdraft due to custodian	274	—	61	433	54	118
Distribution and service fees payable	97	63	55	171	59	121
Shareholder servicing payable	234	127	84	184	69	228
Investment management fee payable	284	192	156	504	136	548
Accounting services fee payable	9	8	8	15	6	15
Deferred tax liability	—	—	—	—	—	695
Other liabilities	18	26	79	34	14	68
Total Liabilities	10,459	6,268	4,209	6,227	806	10,690
Total Net Assets	$ 340,753	$ 254,909	$266,155	$715,249	$ 194,721	$ 678,391
NET ASSETS						
Capital paid in (shares authorized - unlimited)	$ 386,601	$ 422,706	$312,095	$714,114	$ 252,981	$ 629,836
Undistributed (distributions in excess of) net investment income	(775)	566	(23)	425	127	(72)
Accumulated net realized loss	(103,003)	(185,822)	(67,413)	(58,477)	(82,574)	(78,445)
Net unrealized appreciation	57,930	17,459	21,496	59,187	24,187	127,072
Total Net Assets	$ 340,753	$ 254,909	$266,155	$715,249	$ 194,721	$ 678,391
CAPITAL SHARES OUTSTANDING:						
Class A	20,160	8,827	13,453	28,965	4,137	34,603
Class B	1,611	449	582	1,277	166	1,286
Class C	3,487	925	1,788	6,234	1,174	2,615
Class E	38	3	95	138	3	8
Class I	437	1,586	3,258	6,266	1,237	6,834
Class Y	1,308	119	418	5,900	107	630
Advisor Class	99	32	N/A	N/A	N/A	5
NET ASSET VALUE PER SHARE:						
Class A	$12.63	$21.44	$13.59	$14.84	$29.04	$14.84
Class B	12.22	20.53	13.40	13.59	26.32	12.97
Class C	12.23	20.63	13.46	13.58	26.27	13.33
Class E	12.64	21.48	13.59	14.90	29.04	14.98
Class I	12.76	21.51	13.67	14.90	29.26	15.16
Class Y	12.69	21.50	13.63	14.92	29.06	15.08
Advisor Class	12.65	21.69	N/A	N/A	N/A	14.56
+COST						
Investments in unaffiliated securities at cost	$ 287,766	$ 235,646	$244,001	$649,907	$ 166,954	$ 542,722
Investments in affiliated securities at cost	—	—	—	—	—	3,304
Cash denominated in foreign currencies at cost	1,260	5,048	387	—	—	6,653

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Balanced Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Bond Fund	Ivy Global Bond Fund	Ivy Mortgage Securities Fund
ASSETS						
Investments in unaffiliated securities at market value+	$171,035	$ 5,410,047	$ 306,560	$225,860	$152,085	$171,932
Investments in affiliated securities at market value+	—	419,835	—	—	—	—
Investments at Market Value	171,035	5,829,882	306,560	225,860	152,085	171,932
Cash	—	—	135	2,924	—	—
Unrealized appreciation on forward foreign currency contracts	—	2,039	—	—	24	—
Investment securities sold receivable	286	4,195	—	6,084	38	4,481
Dividends and interest receivable	572	6,059	933	1,511	2,264	677
Capital shares sold receivable	779	16,349	2,987	219	3,283	166
Variation margin receivable	—	—	—	42	—	—
Receivable from affiliates	—	302	4	3	155	1
Prepaid and other assets	27	99	31	28	28	24
Total Assets	172,699	5,858,925	310,650	236,671	157,877	177,281
LIABILITIES						
Investment securities purchased payable	437	14,137	1,058	33,643	1,804	34,966
Variation margin payable	—	—	—	41	—	13
Unrealized depreciation on forward foreign currency contracts	—	5,468	—	—	286	—
Capital shares redeemed payable	423	12,606	359	258	92	184
Distributions payable	—	—	—	57	—	42
Trustees and Chief Compliance Officer fees payable	17	421	54	10	2	34
Overdraft due to custodian	108	11,819	—	—	74	13
Distribution and service fees payable	83	1,876	42	65	28	41
Shareholder servicing payable	36	1,658	132	49	31	68
Investment management fee payable	100	3,960	226	87	81	60
Accounting services fee payable	6	23	9	6	6	6
Other liabilities	9	187	11	65	33	82
Total Liabilities	1,219	52,155	1,891	34,281	2,437	35,509
Total Net Assets	$171,480	$ 5,806,770	$ 308,759	$202,390	$155,440	$141,772
NET ASSETS						
Capital paid in (shares authorized - unlimited)	$143,680	$ 7,350,804	$ 351,502	$206,243	$149,159	$215,311
Undistributed net investment income	70	992	662	—	171	—
Accumulated net realized loss	(5,871)	(2,472,930)	(110,188)	(3,801)	(9)	(45,551)
Net unrealized appreciation (depreciation)	33,601	927,904	66,783	(52)	6,119	(27,988)
Total Net Assets	$171,480	$ 5,806,770	$ 308,759	$202,390	$155,440	$141,772
CAPITAL SHARES OUTSTANDING:						
Class A	4,843	151,728	11,184	17,135	8,672	15,687
Class B	390	11,084	418	637	540	433
Class C	2,510	61,341	593	1,920	3,247	747
Class E	7	299	41	235	N/A	36
Class I	129	56,822	245	63	1,316	62
Class R	N/A	3,026	28	N/A	N/A	N/A
Class Y	2,378	35,469	6,853	615	1,319	159
Advisor Class	N/A	13	N/A	N/A	N/A	N/A
NET ASSET VALUE PER SHARE:						
Class A	$16.73	$18.60	$15.95	$9.82	$10.30	$8.28
Class B	16.67	16.77	15.82	9.82	10.29	8.28
Class C	16.69	16.25	15.86	9.82	10.29	8.28
Class E	16.74	18.76	15.96	9.82	N/A	8.28
Class I	16.74	18.90	16.00	9.82	10.30	8.28
Class R	N/A	18.47	15.95	N/A	N/A	N/A
Class Y	16.73	18.79	15.95	9.82	10.30	8.28
Advisor Class	N/A	18.47	N/A	N/A	N/A	N/A
+COST						
Investments in unaffiliated securities at cost	$137,434	$ 4,579,960	$ 239,777	$225,758	$145,704	$199,886
Investments in affiliated securities at cost	—	318,569	—	—	—	—

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Dividend Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Value Fund	Ivy Managed European/Pacific Fund	Ivy Managed International Opportunities Fund
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ 5,801	$ 15	$ 2,187	$ 1,105	$ —	$ —
Dividends from affiliated securities	—	—	—	—	295	1,128
Foreign dividend withholding tax	(24)	(1)	(3)	(6)	—	—
Interest and amortization from unaffiliated securities	31	1	26	4	1	1
Total Investment Income	5,808	15	2,210	1,103	296	1,129
EXPENSES						
Investment management fee	1,674	156	1,539	368	33	67
Distribution and service fees:						
Class A	414	38	374	115	154	314
Class B	100	4	48	23	13	32
Class C	405	7	98	36	20	40
Class E	5	N/A	—*	—*	—*	—*
Class Y	40	—*	39	1	2	1
Shareholder servicing:						
Class A	541	68	789	266	95	146
Class B	60	3	48	32	4	7
Class C	109	3	55	24	4	5
Class E	26	N/A	—*	—*	—*	—*
Class I	8	—*	2	—*	—*	—*
Class Y	27	—*	27	1	1	—*
Registration fees	88	133	77	66	66	74
Custodian fees	13	22	15	11	3	3
Trustees and Chief Compliance Officer fees	13	1	11	5	3	5
Accounting services fee	94	10	77	39	25	38
Legal fees	4	3	3	1	1	2
Audit fees	18	7	22	18	9	9
Other	71	14	58	27	28	47
Total Expenses	3,710	469	3,282	1,033	461	790
Less:						
Expenses in excess of limit	(20)	(98)	—	—	—	—*
Total Net Expenses	3,690	371	3,282	1,033	461	790
Net Investment Income (Loss)	2,118	(356)	(1,072)	70	(165)	339
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	(11,910)	1,380	17,270	(150)	—	—
Investments in affiliated securities	—	—	—	—	(7,519)	(5,722)
Written options	—	—	9	341	—	—
Foreign currency exchange transactions	—	—	4	—	—	—
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	85,623	5,434	57,014	21,773	—	—
Investments in affiliated securities	—	—	—	—	33,262	52,912
Written options	—	—	—	(1)	—	—
Net Realized and Unrealized Gain	73,713	6,814	74,297	21,963	25,743	47,190
Net Increase in Net Assets Resulting from Operations	$75,831	$6,458	$73,225	$22,033	$25,578	$47,529

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Cundill Global Value Fund	Ivy European Opportunities Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Pacific Opportunities Fund
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ 8,536	$ 8,671	$ 5,308	$ 13,600	$ 4,897	$ 7,318
Foreign dividend withholding tax	(723)	(663)	(403)	(789)	(418)	(469)
Interest and amortization from unaffiliated securities	241	13	3,762	46	15	90
Foreign interest withholding tax	—	—	(21)	—	—	—
Total Investment Income	8,054	8,021	8,646	12,857	4,494	6,939
EXPENSES						
Investment management fee	3,251	2,242	1,694	4,179	1,459	5,600
Distribution and service fees:						
Class A	609	440	415	729	218	1,092
Class B	198	97	74	131	43	164
Class C	440	198	236	564	294	305
Class E	1	—*	3	4	—*	—*
Class Y	25	6	8	163	6	21
Shareholder servicing:						
Class A	1,316	1,106	666	1,075	382	1,863
Class B	135	83	51	73	27	124
Class C	145	90	70	135	165	124
Class E	5	—*	13	19	—*	—*
Class I	10	48	63	103	43	127
Class Y	19	5	5	104	5	13
Advisor Class	1	2	N/A	N/A	N/A	—*
Registration fees	82	81	71	113	71	91
Custodian fees	81	74	104	166	100	561
Trustees and Chief Compliance Officer fees	34	22	15	22	21	29
Accounting services fee	105	94	94	143	72	161
Legal fees	6	4	4	6	3	8
Audit fees	22	22	24	21	20	23
Other	94	86	67	106	52	124
Total Expenses	6,579	4,700	3,677	7,856	2,981	10,430
Less:						
Expenses in excess of limit	(93)	—	(11)	(15)	(1)	—
Total Net Expenses	6,486	4,700	3,666	7,841	2,980	10,430
Net Investment Income (Loss)	1,568	3,321	4,980	5,016	1,514	(3,491)
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	(1,272)	(19,822)	(47,725)	37,375	4,717	19,572
Futures contracts	—	—	—	—	—	(8,114)
Written options	—	—	—	—	—	2,480
Swap agreements	—	—	—	—	—	(3,103)
Forward foreign currency contracts	(16,700)	(309)	(905)	658	(532)	(737)
Foreign currency exchange transactions	(236)	(19)	(295)	(89)	(16)	57
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	134,195	96,834	120,534	115,147	53,854	222,020[1]
Investments in affiliated securities	—	—	—	—	—	1,065
Futures contracts	—	—	—	—	—	38
Written options	—	—	—	—	—	(168)
Forward foreign currency contracts	7,755	182	2,140	(382)	1,794	1,469
Foreign currency exchange transactions	222	(35)	32	(4)	3	75
Net Realized and Unrealized Gain	123,964	76,831	73,781	152,705	59,820	234,654
Net Increase in Net Assets Resulting from Operations	$125,532	$80,152	$ 78,761	$157,721	$61,334	$231,163

*Not shown due to rounding.

(1) Net of India deferred taxes of $695.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Balanced Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Bond Fund	Ivy Global Bond Fund	Ivy Mortgage Securities Fund
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ 2,553	$ 44,619	$ 8,674	$ 22	$ —	$ —
Foreign dividend withholding tax	(8)	(3,351)	(11)	—	—	—
Interest and amortization from unaffiliated securities	1,886	1,282	19	7,145	5,404	7,267
Foreign interest withholding tax	—	(101)	—	(3)	(37)	—
Total Investment Income	4,431	42,449	8,682	7,164	5,367	7,267
EXPENSES						
Investment management fee	1,126	40,004	2,189	785	679	705
Distribution and service fees:						
Class A	186	6,290	362	310	149	317
Class B	54	1,724	57	42	62	40
Class C	433	8,732	76	150	227	69
Class E	—*	11	1	4	N/A	1
Class R	N/A	206	1	N/A	N/A	N/A
Class Y	89	1,492	209	10	28	6
Shareholder servicing:						
Class A	201	7,997	1,152	348	154	598
Class B	19	667	84	30	11	33
Class C	61	2,191	65	39	36	31
Class E	—*	58	10	12	N/A	3
Class I	3	1,164	3	1	15	1
Class R	N/A	83	1	N/A	N/A	N/A
Class Y	55	999	127	7	18	4
Advisor Class	N/A	—*	N/A	N/A	N/A	N/A
Registration fees	82	209	86	74	75	65
Custodian fees	10	1,332	20	25	19	24
Trustees and Chief Compliance Officer fees	11	281	23	8	4	15
Accounting services fee	71	274	96	69	58	69
Legal fees	3	62	3	2	2	12
Audit fees	18	39	21	15	16	28
Other	43	1,099	76	40	29	48
Total Expenses	2,465	74,914	4,662	1,971	1,582	2,069
Less:						
Expenses in excess of limit	—	(604)	(8)	(8)	(314)	(3)
Total Net Expenses	2,465	74,310	4,654	1,963	1,268	2,066
Net Investment Income (Loss)	1,966	(31,861)	4,028	5,201	4,099	5,201
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	6,198	(128,397)	(42,687)	1,271	(120)	(20,346)
Investments in affiliated securities	—	(3,042)	—	—	—	—
Futures contracts	—	(75,612)	—	618	—	285
Forward foreign currency contracts	—	(11,239)	—	—	(145)	—
Foreign currency exchange transactions	—	(3,493)	—	—	—	—
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	34,153	2,168,500	190,748	13,998	8,876	30,608
Investments in affiliated securities	—	156,858	—	—	—	—
Futures contracts	—	—	—	(200)	—	502
Forward foreign currency contracts	—	(1,347)	—	—	(860)	—
Foreign currency exchange transactions	—	580	—	—	3	—
Net Realized and Unrealized Gain	40,351	2,102,808	148,061	15,687	7,754	11,049
Net Increase in Net Assets Resulting from Operations	$42,317	$2,070,947	$152,089	$20,888	$11,853	$ 16,250

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS
Ivy Funds

(In thousands)	Ivy Dividend Opportunities Fund		Ivy Micro Cap Growth Fund		Ivy Small Cap Value Fund	
	Fiscal year ended 3-31-10	Fiscal year ended 3-31-09	Fiscal year ended 3-31-10	Fiscal year ended 3-31-09[1]	Fiscal year ended 3-31-10	Fiscal year ended 3-31-09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 2,118	$ 1,859	$ (356)	$ (9)	$ (1,072)	$ (748)
Net realized gain (loss) on investments	(11,910)	(28,939)	1,380	(9)	17,283	(22,368)
Net change in unrealized appreciation (depreciation)	85,623	(74,397)	5,434	(45)	57,014	(11,150)
Net Increase (Decrease) in Net Assets Resulting from Operations	**75,831**	**(101,477)**	**6,458**	**(63)**	**73,225**	**(34,266)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(1,538)	(1,466)	—	—	—	—
Class B	(7)	—	—	—	—	—
Class C	(113)	(113)	—	—	—	—
Class E	(20)	(14)	N/A	N/A	—	—
Class I	(73)	(24)	—	—	—	—
Class Y	(174)	(216)	—	—	—	—
Net realized gains:						
Class A	—	—	(525)	—	—	—
Class B	—	—	(10)	—	—	—
Class C	—	—	(22)	—	—	—
Class E	—	—	N/A	N/A	—	—
Class I	—	—	(11)	—	—	—
Class Y	—	—	(4)	—	—	—
Total Distributions to Shareholders	**(1,925)**	**(1,833)**	**(572)**	**—**	**—**	**—**
Capital Share Transactions	**(12,116)**	**103,758**	**20,151**	**3,787**	**46,226**	**27,436**
Net Increase (Decrease) in Net Assets	61,790	448	26,037	3,724	119,451	(6,830)
Net Assets, Beginning of Period	197,610	197,162	3,724	—	125,085	131,915
Net Assets, End of Period	$259,400	$ 197,610	$29,761	$3,724	$244,536	$125,085
Undistributed (distributions in excess of) net investment income	$ 492	$ 17	$ (213)	$ —	$ (20)	$ (765)

(1) For the period from February 17, 2009 (commencement of operations) through March 31, 2009.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Value Fund		Ivy Managed European/Pacific Fund		Ivy Managed International Opportunities Fund	
	Fiscal year ended 3-31-10	Fiscal year ended 3-31-09	Fiscal year ended 3-31-10	Fiscal year ended 3-31-09	Fiscal year ended 3-31-10	Fiscal year ended 3-31-09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 70	$ 449	$ (165)	$ 1,272	$ 339	$ 2,992
Net realized gain (loss) on investments	191	(5,406)	(7,519)	(16,117)	(5,722)	(13,644)
Net change in unrealized appreciation (depreciation)	21,772	(17,945)	33,262	(16,293)	52,912	(46,544)
Net Increase (Decrease) in Net Assets Resulting from Operations	**22,033**	**(22,902)**	**25,578**	**(31,138)**	**47,529**	**(57,196)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(80)	(399)	(20)	(2,182)	(338)	(3,850)
Class B	—	—	—	(38)	—	(87)
Class C	—	—	—*	(62)	—	(110)
Class E	—*	(1)	—*	(7)	(1)	(6)
Class I	(1)	(1)	—*	(7)	(1)	(7)
Class Y	(2)	(5)	—*	(12)	(1)	(12)
Net realized gains:						
Class A	—	—	—	(2,320)	—	(2,030)
Class B	—	—	—	(50)	—	(58)
Class C	—	—	—	(78)	—	(72)
Class E	—	—	—	(7)	—	(3)
Class I	—	—	—	(7)	—	(3)
Class Y	—	—	—	(12)	—	(7)
Tax return of capital:						
Class A	(73)	—	(90)	—	(271)	(171)
Class B	—	—	—	—	—	(4)
Class C	—	—	—*	—	—	(5)
Class E	(1)	—	—*	—	—*	—*
Class I	—*	—	—*	—	—*	—*
Class Y	(1)	—	(2)	—	(1)	(1)
Total Distributions to Shareholders	**(158)**	**(406)**	**(112)**	**(4,782)**	**(613)**	**(6,426)**
Capital Share Transactions	**4,894**	**(3,475)**	**12,723**	**19,299**	**24,330**	**44,889**
Net Increase (Decrease) in Net Assets	**26,769**	**(26,783)**	**38,189**	**(16,621)**	**71,246**	**(18,733)**
Net Assets, Beginning of Period	**38,694**	**65,477**	**41,478**	**58,099**	**89,575**	**108,308**
Net Assets, End of Period	**$65,463**	**$ 38,694**	**$79,667**	**$ 41,478**	**$160,821**	**$ 89,575**
Undistributed (distributions in excess of) net investment income	$ 286	$ 58	$ (1)	$ 20	$ (3)	$ (1)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Cundill Global Value Fund		Ivy European Opportunities Fund		Ivy International Balanced Fund	
	Fiscal year ended 3-31-10	Fiscal year ended 3-31-09	Fiscal year ended 3-31-10	Fiscal year ended 3-31-09	Fiscal year ended 3-31-10	Fiscal year ended 3-31-09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 1,568	$ 4,838	$ 3,321	$ 14,577	$ 4,980	$ 6,927
Net realized loss on investments	(18,208)	(62,667)	(20,150)	(163,985)	(48,925)	(17,140)
Net change in unrealized appreciation (depreciation)	142,172	(111,474)	96,981	(93,339)	122,706	(121,178)
Net Increase (Decrease) in Net Assets Resulting from Operations	125,532	(169,303)	80,152	(242,747)	78,761	(131,391)
Distributions to Shareholders From:						
Net investment income:						
Class A	(1,702)	(716)	(3,004)	(10,436)	(264)	(8,560)
Class B	(48)	—	(101)	(583)	(2)	(377)
Class C	(172)	—*	(267)	(1,161)	(29)	(1,252)
Class E	(4)	—	(1)	(4)	(2)	(35)
Class I	(60)	(43)	(672)	(2,572)	(92)	(2,276)
Class Y	(135)	(88)	(55)	(140)	(3)	(91)
Advisor Class	(24)	(18)	(16)	(53)	N/A	N/A
Net realized gains:						
Class A	—	(58)	—	(12,966)	—	(6,552)
Class B	—	—	—	(947)	—	(344)
Class C	—	—*	—	(1,754)	—	(1,129)
Class E	—	—	—	(4)	—	(33)
Class I	—	(1)	—	(2,786)	—	(1,961)
Class Y	—	(2)	—	(162)	—	(66)
Advisor Class	—	—*	—	(58)	N/A	N/A
Tax return of capital:						
Class A	(530)	—	—	(190)	—	—
Class B	(14)	—	—	(14)	—	—
Class C	(54)	—	—	(26)	—	—
Class E	(1)	—	—	—*	—	—
Class I	(18)	—	—	(41)	—	—
Class Y	(42)	—	—	(2)	—	—
Advisor Class	(7)	—	—	(1)	N/A	N/A
Total Distributions to Shareholders	(2,811)	(926)	(4,116)	(33,900)	(392)	(22,676)
Capital Share Transactions	(59,890)	(142,877)	(7,534)	(79,657)	(2,561)	(20,253)
Net Increase (Decrease) in Net Assets	62,831	(313,106)	68,502	(356,304)	75,808	(174,320)
Net Assets, Beginning of Period	277,922	591,028	186,407	542,711	190,347	364,667
Net Assets, End of Period	$340,753	$ 277,922	$254,909	$ 186,407	$266,155	$ 190,347
Undistributed (distributions in excess of) net investment income	$ (775)	$ 37	$ 566	$ (390)	$ (23)	$ 220

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy International Core Equity Fund Fiscal year ended 3-31-10	Ivy International Core Equity Fund Fiscal year ended 3-31-09	Ivy International Growth Fund Fiscal year ended 3-31-10	Ivy International Growth Fund Fiscal year ended 3-31-09	Ivy Pacific Opportunities Fund Fiscal year ended 3-31-10	Ivy Pacific Opportunities Fund Fiscal year ended 3-31-09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 5,016	$ 3,910	$ 1,514	$ 1,721	$ (3,491)	$ 1,372
Net realized gain (loss) on investments	37,944	(95,975)	4,169	(39,249)	10,155	(83,045)
Net change in unrealized appreciation (depreciation)	114,761	(64,495)	55,651	(73,483)	224,499	(141,763)
Net Increase (Decrease) in Net Assets Resulting from Operations	**157,721**	**(156,560)**	**61,334**	**(111,011)**	**231,163**	**(223,436)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(2,498)	(2,871)	(980)	(1,147)	—	—
Class B	(23)	(63)	(9)	(8)	—	—
Class C	(255)	(324)	(78)	(79)	—	—
Class E	(14)	(8)	(1)	(1)	—	—
Class I	(918)	(732)	(407)	(269)	—	—
Class Y	(987)	(182)	(33)	(24)	—	—
Advisor Class	N/A	N/A	N/A	N/A	—	—
Net realized gains:						
Class A	—	(4,958)	—	—	—	(42,553)
Class B	—	(314)	—	—	—	(1,951)
Class C	—	(1,101)	—	—	—	(3,180)
Class E	—	(27)	—	—	—	(12)
Class I	—	(940)	—	—	—	(5,050)
Class Y	—	(279)	—	—	—	(682)
Advisor Class	N/A	N/A	N/A	N/A	—	(8)
Total Distributions to Shareholders	**(4,695)**	**(11,799)**	**(1,508)**	**(1,528)**	**—**	**(53,436)**
Capital Share Transactions	**327,499**	**85,924**	**7,007**	**(9,855)**	**133,582**	**15,258**
Net Increase (Decrease) in Net Assets	480,525	(82,435)	66,833	(122,394)	364,745	(261,614)
Net Assets, Beginning of Period	234,724	317,159	127,888	250,282	313,646	575,260
Net Assets, End of Period	$715,249	$ 234,724	$194,721	$ 127,888	$678,391	$ 313,646
Undistributed (distributions in excess of) net investment income	$ 425	$ 170	$ 127	$ 12	$ (72)	$ (1,048)

See Accompanying Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS
Ivy Funds

(In thousands)	Ivy Balanced Fund		Ivy Global Natural Resources Fund		Ivy Real Estate Securities Fund	
	Fiscal year ended 3-31-10	Fiscal year ended 3-31-09	Fiscal year ended 3-31-10	Fiscal year ended 3-31-09	Fiscal year ended 3-31-10	Fiscal year ended 3-31-09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 1,966	$ 1,369	$ (31,861)	$ (10,609)	$ 4,028	$ 6,610
Net realized gain (loss) on investments	6,198	(11,256)	(221,783)	(2,181,441)	(42,687)	(61,951)
Net change in unrealized appreciation (depreciation)	34,153	(19,988)	2,324,591	(2,511,707)	190,748	(180,131)
Net Increase (Decrease) in Net Assets Resulting from Operations	42,317	(29,875)	2,070,947	(4,703,757)	152,089	(235,472)
Distributions to Shareholders From:						
Net investment income:						
Class A	(1,017)	(760)	—	(2,745)	(2,195)	(3,439)
Class B	(31)	(6)	—	—	(5)	(35)
Class C	(340)	(113)	—	—	(54)	(83)
Class E	(1)	(1)	—	—	(9)	(6)
Class I	(45)	(4)	—	(423)	(24)	(26)
Class R	N/A	N/A	—	—	(5)	(4)
Class Y	(520)	(419)	—	(341)	(1,873)	(2,153)
Advisor Class	N/A	N/A	—	—*	N/A	N/A
Net realized gains:						
Class A	—	—	—	(458,956)	—	(83)
Class B	—	—	—	(36,369)	—	—*
Class C	—	—	—	(170,204)	—	(7)
Class E	—	—	—	(576)	—	—*
Class I	—	—	—	(41,826)	—	(1)
Class R	N/A	N/A	—	(4,885)	—	—*
Class Y	—	—	—	(72,901)	—	(38)
Advisor Class	N/A	N/A	—	(41)	N/A	N/A
Total Distributions to Shareholders	(1,954)	(1,303)	—	(789,267)	(4,165)	(5,875)
Capital Share Transactions	(28,482)	94,080	905,651	149,426	(3,506)	5,461
Net Increase (Decrease) in Net Assets	11,881	62,902	2,976,598	(5,343,598)	144,418	(235,886)
Net Assets, Beginning of Period	159,599	96,697	2,830,172	8,173,770	164,341	400,227
Net Assets, End of Period	$171,480	$159,599	$5,806,770	$ 2,830,172	$308,759	$ 164,341
Undistributed net investment income	$ 70	$ 56	$ 992	$ 867	$ 662	$ 1,996

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS
Ivy Funds

(In thousands)	Ivy Bond Fund		Ivy Global Bond Fund		Ivy Mortgage Securities Fund	
	Fiscal year ended 3-31-10	Fiscal year ended 3-31-09	Fiscal year ended 3-31-10	Fiscal year ended 3-31-09[1]	Fiscal year ended 3-31-10	Fiscal year ended 3-31-09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 5,201	$ 4,327	$ 4,099	$ 1,012	$ 5,201	$ 9,601
Net realized gain (loss) on investments	1,889	(4,762)	(265)	(156)	(20,061)	(18,547)
Net change in unrealized appreciation (depreciation)	13,798	(8,255)	8,019	(1,900)	31,110	(27,731)
Net Increase (Decrease) in Net Assets Resulting from Operations	**20,888**	**(8,690)**	**11,853**	**(1,044)**	**16,250**	**(36,677)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(4,510)	(4,133)	(1,829)	(407)	(6,120)	(10,499)
Class B	(102)	(86)	(134)	(46)	(147)	(342)
Class C	(437)	(270)	(529)	(91)	(286)	(606)
Class E	(61)	(40)	N/A	N/A	(15)	(15)
Class I	(23)	(8)	(309)	(87)	(25)	(14)
Class Y	(151)	(24)	(332)	(103)	(125)	(354)
Net realized gains:						
Class A	—	—	—	(330)	—	—
Class B	—	—	—	(65)	—	—
Class C	—	—	—	(126)	—	—
Class E	—	—	N/A	N/A	—	—
Class I	—	—	—	(61)	—	—
Class Y	—	—	—	(80)	—	—
Total Distributions to Shareholders	**(5,284)**	**(4,561)**	**(3,133)**	**(1,396)**	**(6,718)**	**(11,830)**
Capital Share Transactions	**69,906**	**26,689**	**82,317**	**66,843**	**(17,210)**	**(95,038)**
Net Increase (Decrease) in Net Assets	**85,510**	**13,438**	**91,037**	**64,403**	**(7,678)**	**(143,545)**
Net Assets, Beginning of Period	**116,880**	**103,442**	**64,403**	**—**	**149,450**	**292,995**
Net Assets, End of Period	**$202,390**	**$116,880**	**$155,440**	**$64,403**	**$141,772**	**$ 149,450**
Undistributed (distributions in excess of) net investment income	$ —	$ —	$ 171	$ (189)	$ —	$ —

(1)For the period from April 4, 2008 (commencement of operations) through March 31, 2009.

See Accompanying Notes to Financial Statements.

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IVY DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2010	$ 9.86	$ 0.12[2]	$ 3.74[2]	$ 3.86	$(0.11)	$ —	$(0.11)
Fiscal year ended 3-31-2009	16.05	0.12[2]	(6.19)[2]	(6.07)	(0.12)	—	(0.12)
Fiscal year ended 3-31-2008	15.70	0.13[2]	0.54[2]	0.67	(0.14)	(0.18)	(0.32)
Fiscal year ended 3-31-2007	14.41	0.17[2]	1.49[2]	1.66	(0.18)	(0.19)	(0.37)
Fiscal year ended 3-31-2006	12.13	0.12[2]	2.30[2]	2.42	(0.11)	(0.03)	(0.14)
Class B Shares							
Fiscal year ended 3-31-2010	9.79	0.00[2]	3.71[2]	3.71	(0.01)	—	(0.01)
Fiscal year ended 3-31-2009	15.93	0.00	(6.14)	(6.14)	—	—	—
Fiscal year ended 3-31-2008	15.63	(0.03)	0.53	0.50	(0.02)	(0.18)	(0.20)
Fiscal year ended 3-31-2007	14.34	0.05	1.47	1.52	(0.04)	(0.19)	(0.23)
Fiscal year ended 3-31-2006	12.09	0.01	2.28	2.29	(0.01)	(0.03)	(0.04)
Class C Shares							
Fiscal year ended 3-31-2010	9.81	0.04[2]	3.71[2]	3.75	(0.03)	—	(0.03)
Fiscal year ended 3-31-2009	15.95	0.03[2]	(6.14)[2]	(6.11)	(0.03)	—	(0.03)
Fiscal year ended 3-31-2008	15.63	0.00	0.54	0.54	(0.04)	(0.18)	(0.22)
Fiscal year ended 3-31-2007	14.34	0.07	1.47	1.54	(0.06)	(0.19)	(0.25)
Fiscal year ended 3-31-2006	12.09	0.01	2.28	2.29	(0.01)	(0.03)	(0.04)
Class E Shares							
Fiscal year ended 3-31-2010	9.84	0.13[2]	3.73[2]	3.86	(0.12)	—	(0.12)
Fiscal year ended 3-31-2009	16.01	0.10	(6.17)	(6.07)	(0.10)	—	(0.10)
Fiscal year ended 3-31-2008[4]	15.76	(0.01)[2]	0.51[2]	0.50	(0.07)	(0.18)	(0.25)
Class I Shares							
Fiscal year ended 3-31-2010	9.88	0.17[2]	3.75[2]	3.92	(0.17)	—	(0.17)
Fiscal year ended 3-31-2009	16.07	0.08[2]	(6.10)[2]	(6.02)	(0.17)	—	(0.17)
Fiscal year ended 3-31-2008[4]	15.76	0.20	0.47	0.67	(0.18)	(0.18)	(0.36)
Class Y Shares							
Fiscal year ended 3-31-2010	9.87	0.14[2]	3.75[2]	3.89	(0.13)	—	(0.13)
Fiscal year ended 3-31-2009	16.06	0.14[2]	(6.19)[2]	(6.05)	(0.14)	—	(0.14)
Fiscal year ended 3-31-2008	15.70	0.14[2]	0.55[2]	0.69	(0.15)	(0.18)	(0.33)
Fiscal year ended 3-31-2007	14.41	0.12[2]	1.55[2]	1.67	(0.19)	(0.19)	(0.38)
Fiscal year ended 3-31-2006	12.13	0.15[2]	2.29[2]	2.44	(0.13)	(0.03)	(0.16)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5)Annualized.

(6)For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2010	$ 13.61	39.29%[3]	$182	1.40%	1.02%	—%	—%	46%
Fiscal year ended 3-31-2009	9.86	-37.92[3]	133	1.40	1.00	—	—	30
Fiscal year ended 3-31-2008	16.05	4.10[3]	148	1.37	0.77	—	—	30
Fiscal year ended 3-31-2007	15.70	11.57[3]	107	1.38	1.16	—	—	24
Fiscal year ended 3-31-2006	14.41	19.99[3]	61	1.45	0.92	—	—	15
Class B Shares								
Fiscal year ended 3-31-2010	13.49	37.88	10	2.44	-0.01	—	—	46
Fiscal year ended 3-31-2009	9.79	-38.54	9	2.43	-0.04	—	—	30
Fiscal year ended 3-31-2008	15.93	3.09	11	2.34	-0.16	—	—	30
Fiscal year ended 3-31-2007	15.63	10.63	10	2.30	0.29	—	—	24
Fiscal year ended 3-31-2006	14.34	18.94	7	2.32	0.03	—	—	15
Class C Shares								
Fiscal year ended 3-31-2010	13.53	38.30	43	2.09	0.35	—	—	46
Fiscal year ended 3-31-2009	9.81	-38.33	37	2.11	0.39	—	—	30
Fiscal year ended 3-31-2008	15.95	3.32	24	2.15	0.00	—	—	30
Fiscal year ended 3-31-2007	15.63	10.74	19	2.17	0.42	—	—	24
Fiscal year ended 3-31-2006	14.34	18.95	14	2.27	0.08	—	—	15
Class E Shares								
Fiscal year ended 3-31-2010	13.58	39.33[3]	2	1.37	1.06	2.35	0.08	46
Fiscal year ended 3-31-2009	9.84	-37.98[3]	2	1.60	0.78	2.27	0.11	30
Fiscal year ended 3-31-2008[4]	16.01	3.01[3]	2	2.17[5]	-0.18[5]	—	—	30[6]
Class I Shares								
Fiscal year ended 3-31-2010	13.63	39.80	6	0.98	1.51	—	—	46
Fiscal year ended 3-31-2009	9.88	-37.60	2	0.99	1.75	—	—	30
Fiscal year ended 3-31-2008[4]	16.07	4.08	—*	1.00[5]	1.17[5]	—	—	30[6]
Class Y Shares								
Fiscal year ended 3-31-2010	13.63	39.58	16	1.23	1.19	—	—	46
Fiscal year ended 3-31-2009	9.87	-37.79	15	1.24	1.08	—	—	30
Fiscal year ended 3-31-2008	16.06	4.23	12	1.26	0.78	—	—	30
Fiscal year ended 3-31-2007	15.70	11.65	3	1.29	0.92	—	—	24
Fiscal year ended 3-31-2006	14.41	20.14	1	1.34	1.03	—	—	15

See Accompanying Notes to Financial Statements.

IVY MICRO CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2010	$ 9.77	$(0.29)[2]	$ 6.69[2]	$ 6.40	$ —	$(0.39)	$(0.39)
Fiscal year ended 3-31-2009[4]	10.00	(0.02)	(0.21)	(0.23)	—	—	—
Class B Shares							
Fiscal year ended 3-31-2010	9.76	(0.51)[2]	6.66[2]	6.15	—	(0.28)	(0.28)
Fiscal year ended 3-31-2009[4]	10.00	(0.04)	(0.20)	(0.24)	—	—	—
Class C Shares							
Fiscal year ended 3-31-2010	9.76	(0.44)[2]	6.68[2]	6.24	—	(0.31)	(0.31)
Fiscal year ended 3-31-2009[4]	10.00	(0.03)	(0.21)	(0.24)	—	—	—
Class I Shares							
Fiscal year ended 3-31-2010	9.77	(0.24)[2]	6.68[2]	6.44	—	(0.42)	(0.42)
Fiscal year ended 3-31-2009[4]	10.00	(0.02)	(0.21)	(0.23)	—	—	—
Class Y Shares							
Fiscal year ended 3-31-2010	9.77	(0.31)[2]	6.63[2]	6.32	—	(0.39)	(0.39)
Fiscal year ended 3-31-2009[4]	10.00	(0.02)	(0.21)	(0.23)	—	—	—

   *Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)For the period from February 17, 2009 (commencement of operations of the class) through March 31, 2009.

(5)Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2010	$ 15.78	66.16%[3]	$28	2.17%	-2.08%	2.79%	-2.70%	94%
Fiscal year ended 3-31-2009[4]	9.77	-2.30[3]	3	2.55[5]	-2.38[5]	—	—	5
Class B Shares								
Fiscal year ended 3-31-2010	15.63	63.49	—*	3.91	-3.82	4.13	-4.04	94
Fiscal year ended 3-31-2009[4]	9.76	-2.40	—*	3.49[5]	-3.32[5]	—	—	5
Class C Shares								
Fiscal year ended 3-31-2010	15.69	64.45	1	3.29	-3.19	3.51	-3.41	94
Fiscal year ended 3-31-2009[4]	9.76	-2.40	—*	3.24[5]	-3.07[5]	—	—	5
Class I Shares								
Fiscal year ended 3-31-2010	15.79	66.68	—*	1.89	-1.79	2.23	-2.13	94
Fiscal year ended 3-31-2009[4]	9.77	-2.30	—*	1.97[5]	-1.80[5]	—	—	5
Class Y Shares								
Fiscal year ended 3-31-2010	15.70	65.38	—*	2.35	-2.27	2.57	-2.49	94
Fiscal year ended 3-31-2009[4]	9.77	-2.30	—*	2.21[5]	-2.03[5]	—	—	5

See Accompanying Notes to Financial Statements.

IVY SMALL CAP VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2010	$ 9.87	$(0.07)[1]	$ 5.19[1]	$ 5.12	$ —	$ —	$ —
Fiscal year ended 3-31-2009	12.96	(0.06)	(3.03)	(3.09)	—	—	—
Fiscal year ended 3-31-2008	16.22	(0.10)	(2.28)	(2.38)	—	(0.88)	(0.88)
Fiscal year ended 3-31-2007	16.24	(0.03)	1.35	1.32	—	(1.34)	(1.34)
Fiscal year ended 3-31-2006	16.88	(0.11)	2.62	2.51	—	(3.15)	(3.15)
Class B Shares							
Fiscal year ended 3-31-2010	9.29	(0.21)[1]	4.87[1]	4.66	—	—	—
Fiscal year ended 3-31-2009	12.34	(0.23)	(2.82)	(3.05)	—	—	—
Fiscal year ended 3-31-2008	15.48	(0.35)	(2.08)	(2.43)	—	(0.71)	(0.71)
Fiscal year ended 3-31-2007	15.72	(0.14)	1.24	1.10	—	(1.34)	(1.34)
Fiscal year ended 3-31-2006	16.59	(0.25)	2.53	2.28	—	(3.15)	(3.15)
Class C Shares							
Fiscal year ended 3-31-2010	9.45	(0.16)[1]	4.96[1]	4.80	—	—	—
Fiscal year ended 3-31-2009	12.51	(0.11)	(2.95)	(3.06)	—	—	—
Fiscal year ended 3-31-2008	15.69	(0.28)	(2.14)	(2.42)	—	(0.76)	(0.76)
Fiscal year ended 3-31-2007	15.87	(0.12)	1.28	1.16	—	(1.34)	(1.34)
Fiscal year ended 3-31-2006	16.67	(0.21)	2.56	2.35	—	(3.15)	(3.15)
Class E Shares[3]							
Fiscal year ended 3-31-2010	9.94	(0.01)[1]	5.26[1]	5.25	—	—	—
Fiscal year ended 3-31-2009	12.98	0.01	(3.05)	(3.04)	—	—	—
Fiscal year ended 3-31-2008[4]	16.23	(0.02)	(2.30)	(2.32)	—	(0.93)	(0.93)
Class I Shares							
Fiscal year ended 3-31-2010	10.13	0.00[1]	5.36[1]	5.36	—	—	—
Fiscal year ended 3-31-2009	13.20	0.02[1]	(3.09)[1]	(3.07)	—	—	—
Fiscal year ended 3-31-2008[4]	16.43	(0.01)	(2.26)	(2.27)	—	(0.96)	(0.96)
Class Y Shares							
Fiscal year ended 3-31-2010	10.05	(0.02)[1]	5.30[1]	5.28	—	—	—
Fiscal year ended 3-31-2009	13.13	(0.01)[1]	(3.07)[1]	(3.08)	—	—	—
Fiscal year ended 3-31-2008	16.42	(0.04)[1]	(2.32)[1]	(2.36)	—	(0.93)	(0.93)
Fiscal year ended 3-31-2007	16.36	0.03	1.37	1.40	—	(1.34)	(1.34)
Fiscal year ended 3-31-2006	16.92	(0.06)	2.65	2.59	—	(3.15)	(3.15)

 * Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Total return calculated without taking into account the sales load deducted on an initial purchase.

(3) Class is closed to investment.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Fiscal year ended 3-31-2010	$ 14.99	51.87%[2]	$202	1.77%	-0.55%	100%
Fiscal year ended 3-31-2009	9.87	-23.84[2]	106	1.93	-0.54	101
Fiscal year ended 3-31-2008	12.96	-15.19[2]	104	1.76	-0.63	118
Fiscal year ended 3-31-2007	16.22	8.26[2]	121	1.74	-0.24	123
Fiscal year ended 3-31-2006	16.24	16.44[2]	86	1.80	-0.76	157
Class B Shares						
Fiscal year ended 3-31-2010	13.95	50.16	7	2.99	-1.77	100
Fiscal year ended 3-31-2009	9.29	-24.72	4	3.04	-1.67	101
Fiscal year ended 3-31-2008	12.34	-16.14	5	2.83	-1.69	118
Fiscal year ended 3-31-2007	15.48	7.11	9	2.82	-1.33	123
Fiscal year ended 3-31-2006	15.72	15.28	7	2.84	-1.80	157
Class C Shares						
Fiscal year ended 3-31-2010	14.25	50.79	14	2.55	-1.33	100
Fiscal year ended 3-31-2009	9.45	-24.46	6	2.72	-1.34	101
Fiscal year ended 3-31-2008	12.51	-15.91	8	2.54	-1.40	118
Fiscal year ended 3-31-2007	15.69	7.43	12	2.52	-1.04	123
Fiscal year ended 3-31-2006	15.87	15.64	10	2.54	-1.50	157
Class E Shares[3]						
Fiscal year ended 3-31-2010	15.19	52.82[2]	—*	1.27	-0.05	100
Fiscal year ended 3-31-2009	9.94	-23.42[2]	—*	1.30	0.07	101
Fiscal year ended 3-31-2008[4]	12.98	-14.82[2]	—*	1.26[5]	-0.14[5]	118[6]
Class I Shares						
Fiscal year ended 3-31-2010	15.49	52.91	2	1.18	0.04	100
Fiscal year ended 3-31-2009	10.13	-23.26	1	1.18	0.20	101
Fiscal year ended 3-31-2008[4]	13.20	-14.39	—*	1.19[5]	-0.07[5]	118[6]
Class Y Shares						
Fiscal year ended 3-31-2010	15.33	52.54	19	1.40	-0.17	100
Fiscal year ended 3-31-2009	10.05	-23.46	8	1.42	-0.06	101
Fiscal year ended 3-31-2008	13.13	-14.89	14	1.39	-0.25	118
Fiscal year ended 3-31-2007	16.42	8.70	21	1.39	0.08	123
Fiscal year ended 3-31-2006	16.36	16.88	24	1.41	-0.37	157

See Accompanying Notes to Financial Statements.

IVY VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital
Class A Shares							
Fiscal year ended 3-31-2010	$ 9.94	$ 0.02[1]	$ 5.65[1]	$ 5.67	$(0.03)	$ —	$(0.02)
Fiscal year ended 3-31-2009	15.95	0.13	(6.03)	(5.90)	(0.11)	—	—
Fiscal year ended 3-31-2008	19.04	0.12	(1.85)	(1.73)	(0.12)	(1.24)	—
Fiscal year ended 3-31-2007	17.17	0.13	2.28	2.41	(0.13)	(0.41)	—
Fiscal year ended 3-31-2006	16.04	0.10	1.14	1.24	(0.11)	—	—
Class B Shares							
Fiscal year ended 3-31-2010	9.78	(0.17)[1]	5.51[1]	5.34	—	—	—
Fiscal year ended 3-31-2009	15.76	(0.10)	(5.88)	(5.98)	—	—	—
Fiscal year ended 3-31-2008	18.83	(0.09)	(1.80)	(1.89)	—	(1.18)	—
Fiscal year ended 3-31-2007	17.04	(0.03)	2.23	2.20	—	(0.41)	—
Fiscal year ended 3-31-2006	15.97	(0.04)	1.12	1.08	(0.01)	—	—
Class C Shares							
Fiscal year ended 3-31-2010	9.86	(0.08)[1]	5.56[1]	5.48	—	—	—
Fiscal year ended 3-31-2009	15.83	0.00[1]	(5.97)[1]	(5.97)	—	—	—
Fiscal year ended 3-31-2008	18.90	(0.06)	(1.81)	(1.87)	—	(1.20)	—
Fiscal year ended 3-31-2007	17.08	(0.01)	2.24	2.23	—	(0.41)	—
Fiscal year ended 3-31-2006	16.00	(0.04)	1.13	1.09	(0.01)	—	—
Class E Shares[3]							
Fiscal year ended 3-31-2010	9.95	0.06[1]	5.70[1]	5.76	(0.06)	—	(0.05)
Fiscal year ended 3-31-2009	15.97	0.20	(6.04)	(5.84)	(0.18)	—	—
Fiscal year ended 3-31-2008[4]	19.09	0.18	(1.90)	(1.72)	(0.16)	(1.24)	—
Class I Shares							
Fiscal year ended 3-31-2010	9.95	0.06[1]	5.71[1]	5.77	(0.06)	—	(0.06)
Fiscal year ended 3-31-2009	15.97	0.22	(6.04)	(5.82)	(0.20)	—	—
Fiscal year ended 3-31-2008[4]	19.10	0.20	(1.90)	(1.70)	(0.19)	(1.24)	—
Class Y Shares							
Fiscal year ended 3-31-2010	9.95	0.04[1]	5.67[1]	5.71	(0.04)	—	(0.04)
Fiscal year ended 3-31-2009	15.96	0.26	(6.11)	(5.85)	(0.16)	—	—
Fiscal year ended 3-31-2008	19.04	0.16[1]	(1.85)[1]	(1.69)	(0.15)	(1.24)	—
Fiscal year ended 3-31-2007	17.18	0.22[1]	2.22[1]	2.44	(0.17)	(0.41)	—
Fiscal year ended 3-31-2006	16.05	0.13	1.15	1.28	(0.15)	—	—

*Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2)Total return calculated without taking into account the sales load deducted on an initial purchase.

(3)Class is closed to investment.

(4)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5)Annualized.

(6)For the fiscal year ended March 31, 2008.

	Total Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares							
Fiscal year ended 3-31-2010	$(0.05)	$ 15.56	57.09%[2]	$56	1.85%	0.26%	77%
Fiscal year ended 3-31-2009	(0.11)	9.94	-37.09[2]	34	1.79	0.98	57
Fiscal year ended 3-31-2008	(1.36)	15.95	-9.83[2]	57	1.52	0.63	66
Fiscal year ended 3-31-2007	(0.54)	19.04	14.12[2]	73	1.49	0.76	61
Fiscal year ended 3-31-2006	(0.11)	17.17	7.75[2]	58	1.53	0.65	63
Class B Shares							
Fiscal year ended 3-31-2010	—	15.12	54.60	3	3.40	-1.28	77
Fiscal year ended 3-31-2009	—	9.78	-37.94	2	3.08	-0.35	57
Fiscal year ended 3-31-2008	(1.18)	15.76	-10.72	4	2.51	-0.35	66
Fiscal year ended 3-31-2007	(0.41)	18.83	12.99	6	2.46	-0.21	61
Fiscal year ended 3-31-2006	(0.01)	17.04	6.73	5	2.50	-0.33	63
Class C Shares							
Fiscal year ended 3-31-2010	—	15.34	55.58	5	2.70	-0.63	77
Fiscal year ended 3-31-2009	—	9.86	-37.71	2	2.79	0.01	57
Fiscal year ended 3-31-2008	(1.20)	15.83	-10.56	4	2.41	-0.25	66
Fiscal year ended 3-31-2007	(0.41)	18.90	13.09	5	2.38	-0.12	61
Fiscal year ended 3-31-2006	(0.01)	17.08	6.80	4	2.41	-0.23	63
Class E Shares[3]							
Fiscal year ended 3-31-2010	(0.11)	15.60	58.05[2]	—*	1.29	0.82	77
Fiscal year ended 3-31-2009	(0.18)	9.95	-36.75[2]	—*	1.25	1.52	57
Fiscal year ended 3-31-2008[4]	(1.40)	15.97	-9.76[2]	—*	1.18[5]	0.98[5]	66[6]
Class I Shares							
Fiscal year ended 3-31-2010	(0.12)	15.60	58.20	—*	1.15	0.87	77
Fiscal year ended 3-31-2009	(0.20)	9.95	-36.67	—*	1.11	1.66	57
Fiscal year ended 3-31-2008[4]	(1.43)	15.97	-9.63	—*	1.07[5]	1.09[5]	66[6]
Class Y Shares							
Fiscal year ended 3-31-2010	(0.08)	15.58	57.52	1	1.54	0.57	77
Fiscal year ended 3-31-2009	(0.16)	9.95	-36.80	—*	1.40	1.41	57
Fiscal year ended 3-31-2008	(1.39)	15.96	-9.60	—*	1.31	0.85	66
Fiscal year ended 3-31-2007	(0.58)	19.04	14.28	—*	1.29	0.96	61
Fiscal year ended 3-31-2006	(0.15)	17.18	7.99	12	1.31	0.89	63

See Accompanying Notes to Financial Statements.

IVY MANAGED EUROPEAN/PACIFIC FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Fiscal year ended 3-31-2010	$ 4.90	$(0.03)[2]	$ 2.94[2]	$ 2.91	$ —*	$ —	$(0.01)	$(0.01)
Fiscal year ended 3-31-2009	9.81	0.19	(4.46)	(4.27)	(0.31)	(0.33)	—	(0.64)
Fiscal year ended 3-31-2008[4]	10.00	0.47[2]	(0.15)[2]	0.32	(0.51)	—	—	(0.51)
Class B Shares								
Fiscal year ended 3-31-2010	4.86	(0.08)[2]	2.93[2]	2.85	—	—	—	—
Fiscal year ended 3-31-2009	9.78	0.12	(4.46)	(4.34)	(0.25)	(0.33)	—	(0.58)
Fiscal year ended 3-31-2008[4]	10.00	0.44[2]	(0.21)[2]	0.23	(0.45)	—	—	(0.45)
Class C Shares								
Fiscal year ended 3-31-2010	4.87	(0.07)[2]	2.93[2]	2.86	—*	—	—*	—*
Fiscal year ended 3-31-2009	9.79	0.13	(4.46)	(4.33)	(0.26)	(0.33)	—	(0.59)
Fiscal year ended 3-31-2008[4]	10.00	0.45[2]	(0.21)[2]	0.24	(0.45)	—	—	(0.45)
Class E Shares[6]								
Fiscal year ended 3-31-2010	4.91	(0.01)[2]	2.93[2]	2.92	(0.01)	—	(0.01)	(0.02)
Fiscal year ended 3-31-2009	9.81	0.20	(4.45)	(4.25)	(0.32)	(0.33)	—	(0.65)
Fiscal year ended 3-31-2008[4]	10.00	0.49[2]	(0.16)[2]	0.33	(0.52)	—	—	(0.52)
Class I Shares								
Fiscal year ended 3-31-2010	4.92	(0.01)[2]	2.95[2]	2.94	—*	—	(0.02)	(0.02)
Fiscal year ended 3-31-2009	9.82	0.21	(4.45)	(4.24)	(0.33)	(0.33)	—	(0.66)
Fiscal year ended 3-31-2008[4]	10.00	0.52[2]	(0.16)[2]	0.36	(0.54)	—	—	(0.54)
Class Y Shares								
Fiscal year ended 3-31-2010	4.91	(0.01)[2]	2.92[2]	2.91	—*	—	(0.01)	(0.01)
Fiscal year ended 3-31-2009	9.81	0.19	(4.45)	(4.26)	(0.31)	(0.33)	—	(0.64)
Fiscal year ended 3-31-2008[4]	10.00	0.49[2]	(0.16)[2]	0.33	(0.52)	—	—	(0.52)

*Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) Class is closed to investment.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2010	$7.80	59.43%[3]	$75	0.66%	-0.21%	—%	—%	13%
Fiscal year ended 3-31-2009	4.90	-43.93[3]	39	0.72	2.51	—	—	25
Fiscal year ended 3-31-2008[4]	9.81	2.67[3]	54	0.88[5]	6.52[5]	0.89[5]	6.51[5]	—*
Class B Shares								
Fiscal year ended 3-31-2010	7.71	58.64	2	1.60	-1.14	—	—	13
Fiscal year ended 3-31-2009	4.86	-44.75	1	1.70	1.53	—	—	25
Fiscal year ended 3-31-2008[4]	9.78	1.87	1	1.77[5]	5.43[5]	1.78[5]	5.42[5]	—*
Class C Shares								
Fiscal year ended 3-31-2010	7.73	58.76	2	1.43	-0.97	—	—	13
Fiscal year ended 3-31-2009	4.87	-44.59	1	1.52	1.53	—	—	25
Fiscal year ended 3-31-2008[4]	9.79	1.90	3	1.65[5]	6.18[5]	1.66[5]	6.17[5]	—*
Class E Shares[6]								
Fiscal year ended 3-31-2010	7.81	59.40[3]	—*	0.49	-0.06	—	—	13
Fiscal year ended 3-31-2009	4.91	-43.74[3]	—*	0.53	2.49	—	—	25
Fiscal year ended 3-31-2008[4]	9.81	2.79[3]	—*	0.79[5]	4.44[5]	0.80[5]	4.43[5]	—*
Class I Shares								
Fiscal year ended 3-31-2010	7.84	59.76	—*	0.23	0.20	—	—	13
Fiscal year ended 3-31-2009	4.92	-43.56	—*	0.27	2.73	—	—	25
Fiscal year ended 3-31-2008[4]	9.82	3.07	—*	0.55[5]	4.67[5]	0.56[5]	4.66[5]	—*
Class Y Shares								
Fiscal year ended 3-31-2010	7.81	59.32	—*	0.55	0.05	—	—	13
Fiscal year ended 3-31-2009	4.91	-43.84	—*	0.73	2.45	—	—	25
Fiscal year ended 3-31-2008[4]	9.81	2.77	—*	0.81[5]	4.76[5]	0.82[5]	4.75[5]	—*

See Accompanying Notes to Financial Statements.

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital
Class A Shares							
Fiscal year ended 3-31-2010	$ 5.62	$ 0.01[2]	$ 2.85[2]	$ 2.86	$ (0.02)	$ —	$ (0.02)
Fiscal year ended 3-31-2009	10.06	0.21	(4.21)	(4.00)	(0.27)	(0.15)	(0.02)
Fiscal year ended 3-31-2008[4]	10.00	0.35[2]	0.04[2]	0.39	(0.33)	—	—
Class B Shares							
Fiscal year ended 3-31-2010	5.59	(0.04)[2]	2.83[2]	2.79	—	—	—
Fiscal year ended 3-31-2009	10.04	0.16[2]	(4.23)[2]	(4.07)	(0.21)	(0.15)	(0.02)
Fiscal year ended 3-31-2008[4]	10.00	0.33[2]	(0.02)[2]	0.31	(0.27)	—	—
Class C Shares							
Fiscal year ended 3-31-2010	5.59	(0.03)[2]	2.84[2]	2.81	—	—	—
Fiscal year ended 3-31-2009	10.04	0.15[2]	(4.22)[2]	(4.07)	(0.21)	(0.15)	(0.02)
Fiscal year ended 3-31-2008[4]	10.00	0.30[2]	0.02[2]	0.32	(0.28)	—	—
Class E Shares[6]							
Fiscal year ended 3-31-2010	5.62	0.01[2]	2.86[2]	2.87	(0.02)	—	(0.02)
Fiscal year ended 3-31-2009	10.06	0.23	(4.23)	(4.00)	(0.28)	(0.14)	(0.02)
Fiscal year ended 3-31-2008[4]	10.00	0.38[2]	0.02[2]	0.40	(0.34)	—	—
Class I Shares							
Fiscal year ended 3-31-2010	5.63	0.02[2]	2.87[2]	2.89	(0.03)	—	(0.03)
Fiscal year ended 3-31-2009	10.07	0.24	(4.21)	(3.97)	(0.30)	(0.15)	(0.02)
Fiscal year ended 3-31-2008[4]	10.00	0.41[2]	0.02[2]	0.43	(0.36)	—	—
Class Y Shares							
Fiscal year ended 3-31-2010	5.61	0.01[2]	2.85[2]	2.86	(0.02)	—	(0.02)
Fiscal year ended 3-31-2009	10.06	0.22	(4.22)	(4.00)	(0.28)	(0.15)	(0.02)
Fiscal year ended 3-31-2008[4]	10.00	0.37[2]	0.03[2]	0.40	(0.34)	—	—

 *Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5)Annualized.

(6)Class is closed to investment.

	Total Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares									
Fiscal year ended 3-31-2010	$(0.04)	$ 8.44	50.82%[3]	$152	0.55%	0.30%	—%	—%	9%
Fiscal year ended 3-31-2009	(0.44)	5.62	-40.20[3]	84	0.57	2.85	—	—	16
Fiscal year ended 3-31-2008[4]	(0.33)	10.06	3.75[3]	100	0.67[5]	4.67[5]	0.68[5]	4.66[5]	—
Class B Shares									
Fiscal year ended 3-31-2010	—	8.38	49.91	4	1.43	-0.58	—	—	9
Fiscal year ended 3-31-2009	(0.38)	5.59	-40.93	3	1.41	1.92	—	—	16
Fiscal year ended 3-31-2008[4]	(0.27)	10.04	2.98	4	1.48[5]	4.05[5]	1.49[5]	4.04[5]	—
Class C Shares									
Fiscal year ended 3-31-2010	—	8.40	50.27	5	1.32	-0.46	—	—	9
Fiscal year ended 3-31-2009	(0.38)	5.59	-40.91	3	1.35	2.19	—	—	16
Fiscal year ended 3-31-2008[4]	(0.28)	10.04	3.05	4	1.44[5]	3.70[5]	1.45[5]	3.69[5]	—
Class E Shares[6]									
Fiscal year ended 3-31-2010	(0.04)	8.45	51.16[3]	—*	0.42	0.41	—	—	9
Fiscal year ended 3-31-2009	(0.44)	5.62	-40.12[3]	—*	0.45	2.83	—	—	16
Fiscal year ended 3-31-2008[4]	(0.34)	10.06	3.82[3]	—*	0.60[5]	3.57[5]	0.61[5]	3.56[5]	—
Class I Shares									
Fiscal year ended 3-31-2010	(0.06)	8.46	51.31	—*	0.16	0.66	—	—	9
Fiscal year ended 3-31-2009	(0.47)	5.63	-39.86	—*	0.18	3.08	—	—	16
Fiscal year ended 3-31-2008[4]	(0.36)	10.07	4.10	—*	0.36[5]	3.81[5]	0.37[5]	3.80[5]	—
Class Y Shares									
Fiscal year ended 3-31-2010	(0.04)	8.43	50.91	—*	0.55	0.28	0.58	0.25	9
Fiscal year ended 3-31-2009	(0.45)	5.61	-40.21	—*	0.59	2.56	0.60	2.55	16
Fiscal year ended 3-31-2008[4]	(0.34)	10.06	3.81	—*	0.64[5]	3.83[5]	0.65[5]	3.82[5]	—

See Accompanying Notes to Financial Statements.

IVY CUNDILL GLOBAL VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital
Class A Shares							
Fiscal year ended 3-31-2010	$ 8.55	$ 0.04[2]	$ 4.15[2]	$ 4.19	$(0.08)	$ —*	$(0.03)
Fiscal year ended 3-31-2009	12.97	0.16	(4.55)	(4.39)	(0.03)	—*	—
Fiscal year ended 3-31-2008	16.28	0.18	(2.00)	(1.82)	(0.18)	(1.31)	—
Fiscal year ended 3-31-2007	15.52	0.13	1.49	1.62	(0.11)	(0.75)	—
Fiscal year ended 3-31-2006	13.79	0.17	2.21	2.38	(0.16)	(0.49)	—
Class B Shares							
Fiscal year ended 3-31-2010	8.31	(0.04)[2]	3.99[2]	3.95	(0.03)	—	(0.01)
Fiscal year ended 3-31-2009	12.68	0.01	(4.38)	(4.37)	—	—	—
Fiscal year ended 3-31-2008	15.93	0.03[2]	(1.93)[2]	(1.90)	(0.04)	(1.31)	—
Fiscal year ended 3-31-2007	15.23	(0.01)	1.46	1.45	—	(0.75)	—
Fiscal year ended 3-31-2006	13.54	0.06	2.14	2.20	(0.02)	(0.49)	—
Class C Shares							
Fiscal year ended 3-31-2010	8.30	0.00[2]	3.99[2]	3.99	(0.05)	—	(0.01)
Fiscal year ended 3-31-2009	12.62	0.06	(4.38)	(4.32)	—	—	—
Fiscal year ended 3-31-2008	15.88	0.05	(1.92)	(1.87)	(0.08)	(1.31)	—
Fiscal year ended 3-31-2007	15.16	0.03	1.46	1.49	(0.02)	(0.75)	—
Fiscal year ended 3-31-2006	13.48	0.08	2.14	2.22	(0.05)	(0.49)	—
Class E Shares							
Fiscal year ended 3-31-2010	8.55	0.06[2]	4.16[2]	4.22	(0.10)	—	(0.03)
Fiscal year ended 3-31-2009	12.93	0.10	(4.48)	(4.38)	—	—	—
Fiscal year ended 3-31-2008[5]	16.23	0.02[2]	(1.87)[2]	(1.85)	(0.14)	(1.31)	—
Class I Shares							
Fiscal year ended 3-31-2010	8.64	0.07[2]	4.22[2]	4.29	(0.13)	—*	(0.04)
Fiscal year ended 3-31-2009	13.11	0.05[2]	(4.43)[2]	(4.38)	(0.09)	—*	—
Fiscal year ended 3-31-2008[5]	16.29	0.24[2]	(1.87)[2]	(1.63)	(0.24)	(1.31)	—
Class Y Shares							
Fiscal year ended 3-31-2010	8.58	0.07[2]	4.22[2]	4.29	(0.14)	—*	(0.04)
Fiscal year ended 3-31-2009	13.02	0.14[2]	(4.49)[2]	(4.35)	(0.09)	—*	—
Fiscal year ended 3-31-2008	16.33	0.25[2]	(2.01)[2]	(1.76)	(0.24)	(1.31)	—
Fiscal year ended 3-31-2007	15.56	0.19	1.49	1.68	(0.16)	(0.75)	—
Fiscal year ended 3-31-2006	13.82	0.19	2.26	2.45	(0.22)	(0.49)	—
Advisor Class Shares[4]							
Fiscal year ended 3-31-2010	8.56	0.09[2]	4.18[2]	4.27	(0.14)	—*	(0.04)
Fiscal year ended 3-31-2009	13.01	0.20	(4.54)	(4.34)	(0.11)	—*	—
Fiscal year ended 3-31-2008	16.30	0.25	(1.97)	(1.72)	(0.26)	(1.31)	—
Fiscal year ended 3-31-2007	15.54	0.21	1.49	1.70	(0.19)	(0.75)	—
Fiscal year ended 3-31-2006	13.77	0.22	2.23	2.45	(0.19)	(0.49)	—

*Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Class is closed to investment.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) Annualized.

(7) For the fiscal year ended March 31, 2008.

	Total Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares									
Fiscal year ended 3-31-2010	$(0.11)	$ 12.63	49.03%[3]	$255	1.90%	0.57%	1.92%	0.55%	35%
Fiscal year ended 3-31-2009	(0.03)	8.55	-33.87[3]	207	1.81	1.26	—	—	43
Fiscal year ended 3-31-2008	(1.49)	12.97	-12.07[3]	443	1.59	1.05	—	—	39
Fiscal year ended 3-31-2007	(0.86)	16.28	10.71[3]	688	1.55	0.81	—	—	42
Fiscal year ended 3-31-2006	(0.65)	15.52	17.49[3]	625	1.62	1.09	—	—	4
Class B Shares									
Fiscal year ended 3-31-2010	(0.04)	12.22	47.51	20	2.81	-0.29	—	—	35
Fiscal year ended 3-31-2009	—	8.31	-34.46	17	2.71	0.35	—	—	43
Fiscal year ended 3-31-2008	(1.35)	12.68	-12.83	37	2.48	0.18	—	—	39
Fiscal year ended 3-31-2007	(0.75)	15.93	9.82	59	2.44	-0.07	—	—	42
Fiscal year ended 3-31-2006	(0.51)	15.23	16.43	57	2.51	0.21	—	—	4
Class C Shares									
Fiscal year ended 3-31-2010	(0.06)	12.23	48.10	43	2.46	0.08	—	—	35
Fiscal year ended 3-31-2009	—	8.30	-34.23	40	2.42	0.72	—	—	43
Fiscal year ended 3-31-2008	(1.39)	12.62	-12.65	99	2.25	0.37	—	—	39
Fiscal year ended 3-31-2007	(0.77)	15.88	10.03	233	2.21	0.15	—	—	42
Fiscal year ended 3-31-2006	(0.54)	15.16	16.70	211	2.28	0.43	—	—	4
Class E Shares									
Fiscal year ended 3-31-2010	(0.13)	12.64	49.41[3]	—*	1.59	0.75	2.63	-0.29	35
Fiscal year ended 3-31-2009	—	8.55	-33.87[3]	—*	1.93	0.98	2.72	0.19	43
Fiscal year ended 3-31-2008[5]	(1.45)	12.93	-12.31[3]	—*	2.31[6]	0.29[6]	—	—	39[7]
Class I Shares									
Fiscal year ended 3-31-2010	(0.17)	12.76	49.77	6	1.31	0.93	—	—	35
Fiscal year ended 3-31-2009	(0.09)	8.64	-33.46	4	1.25	1.25	—	—	43
Fiscal year ended 3-31-2008[5]	(1.55)	13.11	-10.93	2	1.21[6]	1.45[6]	—	—	39[7]
Class Y Shares									
Fiscal year ended 3-31-2010	(0.18)	12.69	50.14	17	1.20	1.12	1.55	0.77	35
Fiscal year ended 3-31-2009	(0.09)	8.58	-33.44	9	1.19	1.59	1.50	1.28	43
Fiscal year ended 3-31-2008	(1.55)	13.02	-11.73	8	1.20	1.42	1.45	1.17	39
Fiscal year ended 3-31-2007	(0.91)	16.33	11.14	15	1.20	1.18	1.42	0.96	42
Fiscal year ended 3-31-2006	(0.71)	15.56	17.99	17	1.19	1.46	1.46	1.19	4
Advisor Class Shares[4]									
Fiscal year ended 3-31-2010	(0.18)	12.65	49.99	1	1.19	1.32	—	—	35
Fiscal year ended 3-31-2009	(0.11)	8.56	-33.43	1	1.14	1.85	—	—	43
Fiscal year ended 3-31-2008	(1.57)	13.01	-11.54	2	1.05	1.62	—	—	39
Fiscal year ended 3-31-2007	(0.94)	16.30	11.33	3	1.05	1.31	—	—	42
Fiscal year ended 3-31-2006	(0.68)	15.54	18.09	3	1.12	1.57	—	—	4

See Accompanying Notes to Financial Statements.

IVY EUROPEAN OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital
Class A Shares							
Fiscal year ended 3-31-2010	$ 15.08	$ 0.27[1]	$ 6.43[1]	$ 6.70	$ (0.34)	$ —	$ —
Fiscal year ended 3-31-2009	34.70	1.18	(18.18)	(17.00)	(1.16)	(1.44)	(0.02)
Fiscal year ended 3-31-2008	40.58	0.60	(1.98)	(1.38)	(0.50)	(4.00)	—
Fiscal year ended 3-31-2007	33.58	0.31	7.11	7.42	(0.42)	—	—
Fiscal year ended 3-31-2006	28.31	0.10	5.37	5.47	(0.20)	—	—
Class B Shares							
Fiscal year ended 3-31-2010	14.50	0.10[1]	6.14[1]	6.24	(0.21)	—	—
Fiscal year ended 3-31-2009	33.35	1.06[1]	(17.56)[1]	(16.50)	(0.89)	(1.44)	(0.02)
Fiscal year ended 3-31-2008	39.14	0.27[1]	(1.90)[1]	(1.63)	(0.16)	(4.00)	—
Fiscal year ended 3-31-2007	32.40	0.09	6.78	6.87	(0.13)	—	—
Fiscal year ended 3-31-2006	27.32	(0.11)	5.19	5.08	—	—	—
Class C Shares							
Fiscal year ended 3-31-2010	14.55	0.18[1]	6.17[1]	6.35	(0.27)	—	—
Fiscal year ended 3-31-2009	33.49	1.02	(17.54)	(16.52)	(0.96)	(1.44)	(0.02)
Fiscal year ended 3-31-2008	39.28	0.32	(1.91)	(1.59)	(0.20)	(4.00)	—
Fiscal year ended 3-31-2007	32.52	0.12	6.81	6.93	(0.17)	—	—
Fiscal year ended 3-31-2006	27.42	(0.09)	5.19	5.10	—	—	—
Class E Shares[3]							
Fiscal year ended 3-31-2010	15.08	0.39[1]	6.44[1]	6.83	(0.43)	—	—
Fiscal year ended 3-31-2009	34.73	1.09	(18.00)	(16.91)	(1.28)	(1.44)	(0.02)
Fiscal year ended 3-31-2008[4]	40.69	0.73	(2.11)	(1.38)	(0.58)	(4.00)	—
Class I Shares							
Fiscal year ended 3-31-2010	15.09	0.44[1]	6.43[1]	6.87	(0.45)	—	—
Fiscal year ended 3-31-2009	34.80	0.95[1]	(17.87)[1]	(16.92)	(1.33)	(1.44)	(0.02)
Fiscal year ended 3-31-2008[4]	40.73	0.35[1]	(1.61)[1]	(1.26)	(0.67)	(4.00)	—
Class Y Shares							
Fiscal year ended 3-31-2010	15.10	0.33[1]	6.48[1]	6.81	(0.41)	—	—
Fiscal year ended 3-31-2009	34.75	1.20	(18.14)	(16.94)	(1.25)	(1.44)	(0.02)
Fiscal year ended 3-31-2008	40.61	0.61	(1.91)	(1.30)	(0.56)	(4.00)	—
Fiscal year ended 3-31-2007	33.60	0.44	7.05	7.49	(0.48)	—	—
Fiscal year ended 3-31-2006	28.33	0.18	5.34	5.52	(0.25)	—	—
Advisor Class Shares[3]							
Fiscal year ended 3-31-2010	15.22	0.46[1]	6.45[1]	6.91	(0.44)	—	—
Fiscal year ended 3-31-2009	35.07	1.61	(18.68)	(17.07)	(1.32)	(1.44)	(0.02)
Fiscal year ended 3-31-2008	40.96	0.92	(2.13)	(1.21)	(0.68)	(4.00)	—
Fiscal year ended 3-31-2007	33.88	0.94	6.73	7.67	(0.59)	—	—
Fiscal year ended 3-31-2006	28.55	0.35[1]	5.32[1]	5.67	(0.34)	—	—

*Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2)Total return calculated without taking into account the sales load deducted on an initial purchase.

(3)Class is closed to investment.

(4)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5)Annualized.

(6)For the fiscal year ended March 31, 2008.

	Total Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares							
Fiscal year ended 3-31-2010	$(0.34)	$21.44	44.42%[2]	$189	1.98%	1.35%	100%
Fiscal year ended 3-31-2009	(2.62)	15.08	-49.74[2]	136	1.84	4.03	88
Fiscal year ended 3-31-2008	(4.50)	34.70	-4.52[2]	390	1.58	1.43	65
Fiscal year ended 3-31-2007	(0.42)	40.58	22.17[2]	389	1.64	0.91	42
Fiscal year ended 3-31-2006	(0.20)	33.58	19.41[2]	235	1.72	0.35	62
Class B Shares							
Fiscal year ended 3-31-2010	(0.21)	20.53	43.02	9	2.96	0.47	100
Fiscal year ended 3-31-2009	(2.35)	14.50	-50.19	8	2.73	3.59	88
Fiscal year ended 3-31-2008	(4.16)	33.35	-5.27	37	2.35	0.68	65
Fiscal year ended 3-31-2007	(0.13)	39.14	21.24	52	2.40	0.27	42
Fiscal year ended 3-31-2006	—	32.40	18.59	44	2.45	-0.30	62
Class C Shares							
Fiscal year ended 3-31-2010	(0.27)	20.63	43.62	19	2.55	0.87	100
Fiscal year ended 3-31-2009	(2.42)	14.55	-50.07	16	2.47	3.55	88
Fiscal year ended 3-31-2008	(4.20)	33.49	-5.16	57	2.26	0.78	65
Fiscal year ended 3-31-2007	(0.17)	39.28	21.33	65	2.32	0.32	42
Fiscal year ended 3-31-2006	—	32.52	18.60	51	2.42	-0.29	62
Class E Shares[3]							
Fiscal year ended 3-31-2010	(0.43)	21.48	45.28[2]	—*	1.37	1.92	100
Fiscal year ended 3-31-2009	(2.74)	15.08	-49.46[2]	—*	1.36	4.14	88
Fiscal year ended 3-31-2008[4]	(4.58)	34.73	-4.52[2]	—*	1.28[5]	1.78[5]	65[6]
Class I Shares							
Fiscal year ended 3-31-2010	(0.45)	21.51	45.52	34	1.23	2.15	100
Fiscal year ended 3-31-2009	(2.79)	15.09	-49.39	23	1.22	4.08	88
Fiscal year ended 3-31-2008[4]	(4.67)	34.80	-4.24	53	1.17[5]	1.44[5]	65[6]
Class Y Shares							
Fiscal year ended 3-31-2010	(0.41)	21.50	45.09	3	1.51	1.74	100
Fiscal year ended 3-31-2009	(2.71)	15.10	-49.52	2	1.49	4.27	88
Fiscal year ended 3-31-2008	(4.56)	34.75	-4.33	4	1.41	1.60	65
Fiscal year ended 3-31-2007	(0.48)	40.61	22.38	7	1.44	1.14	42
Fiscal year ended 3-31-2006	(0.25)	33.60	19.60	4	1.55	0.60	62
Advisor Class Shares[3]							
Fiscal year ended 3-31-2010	(0.44)	21.69	45.40	1	1.32	2.21	100
Fiscal year ended 3-31-2009	(2.78)	15.22	-49.44	1	1.29	4.55	88
Fiscal year ended 3-31-2008	(4.68)	35.07	-4.12	2	1.15	1.94	65
Fiscal year ended 3-31-2007	(0.59)	40.96	22.76	2	1.19	1.60	42
Fiscal year ended 3-31-2006	(0.34)	33.88	20.00	2	1.25	1.13	62

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2010	$ 9.56	$0.26[2]	$ 3.79[2]	$ 4.05	$(0.02)	$ —	$(0.02)
Fiscal year ended 3-31-2009	16.36	0.33	(6.08)	(5.75)	(0.57)	(0.48)	(1.05)
Fiscal year ended 3-31-2008	16.81	0.37	0.14	0.51	(0.55)	(0.41)	(0.96)
Fiscal year ended 3-31-2007	15.15	0.24[2]	2.36[2]	2.60	(0.43)	(0.51)	(0.94)
Fiscal year ended 3-31-2006	14.63	0.29	1.14	1.43	(0.36)	(0.55)	(0.91)
Class B Shares							
Fiscal year ended 3-31-2010	9.52	0.12[2]	3.76[2]	3.88	—*	—	—*
Fiscal year ended 3-31-2009	16.31	0.16	(6.01)	(5.85)	(0.46)	(0.48)	(0.94)
Fiscal year ended 3-31-2008	16.77	0.20	0.14	0.34	(0.39)	(0.41)	(0.80)
Fiscal year ended 3-31-2007	15.11	0.07[2]	2.37[2]	2.44	(0.27)	(0.51)	(0.78)
Fiscal year ended 3-31-2006	14.59	0.08	1.18	1.26	(0.19)	(0.55)	(0.74)
Class C Shares							
Fiscal year ended 3-31-2010	9.53	0.18[2]	3.77[2]	3.95	(0.02)	—	(0.02)
Fiscal year ended 3-31-2009	16.33	0.20	(6.03)	(5.83)	(0.49)	(0.48)	(0.97)
Fiscal year ended 3-31-2008	16.78	0.24	0.15	0.39	(0.43)	(0.41)	(0.84)
Fiscal year ended 3-31-2007	15.12	0.11[2]	2.37[2]	2.48	(0.31)	(0.51)	(0.82)
Fiscal year ended 3-31-2006	14.60	0.11	1.19	1.30	(0.23)	(0.55)	(0.78)
Class E Shares							
Fiscal year ended 3-31-2010	9.54	0.27[2]	3.80[2]	4.07	(0.02)	—	(0.02)
Fiscal year ended 3-31-2009	16.33	0.28[2]	(6.05)[2]	(5.77)	(0.54)	(0.48)	(1.02)
Fiscal year ended 3-31-2008[4]	16.85	0.17[2]	0.18[2]	0.35	(0.46)	(0.41)	(0.87)
Class I Shares							
Fiscal year ended 3-31-2010	9.57	0.33[2]	3.80[2]	4.13	(0.03)	—	(0.03)
Fiscal year ended 3-31-2009	16.38	0.35[2]	(6.05)[2]	(5.70)	(0.63)	(0.48)	(1.11)
Fiscal year ended 3-31-2008[4]	16.86	0.30[2]	0.23[2]	0.53	(0.60)	(0.41)	(1.01)
Class Y Shares							
Fiscal year ended 3-31-2010	9.57	0.28[2]	3.80[2]	4.08	(0.02)	—	(0.02)
Fiscal year ended 3-31-2009	16.38	0.45	(6.19)	(5.74)	(0.59)	(0.48)	(1.07)
Fiscal year ended 3-31-2008	16.82	0.39	0.14	0.53	(0.56)	(0.41)	(0.97)
Fiscal year ended 3-31-2007	15.15	0.25[2]	2.37[2]	2.62	(0.44)	(0.51)	(0.95)
Fiscal year ended 3-31-2006	14.63	0.29[2]	1.14[2]	1.43	(0.36)	(0.55)	(0.91)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5)Annualized.

(6)For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2010	$ 13.59	42.40%[3]	$183	1.51%	2.05%	—%	—%	131%
Fiscal year ended 3-31-2009	9.56	-36.02[3]	128	1.46	2.45	—	—	22
Fiscal year ended 3-31-2008	16.36	2.84[3]	260	1.33	2.11	—	—	24
Fiscal year ended 3-31-2007	16.81	17.48[3]	235	1.38	1.52	—	—	22
Fiscal year ended 3-31-2006	15.15	10.14[3]	112	1.45	1.94	—	—	27
Class B Shares								
Fiscal year ended 3-31-2010	13.40	40.79	8	2.56	1.04	—	—	131
Fiscal year ended 3-31-2009	9.52	-36.62	6	2.44	1.48	—	—	22
Fiscal year ended 3-31-2008	16.31	1.85	13	2.28	1.15	—	—	24
Fiscal year ended 3-31-2007	16.77	16.38	12	2.35	0.46	—	—	22
Fiscal year ended 3-31-2006	15.11	8.93	6	2.59	0.73	—	—	27
Class C Shares								
Fiscal year ended 3-31-2010	13.46	41.42	24	2.15	1.44	—	—	131
Fiscal year ended 3-31-2009	9.53	-36.50	20	2.13	1.76	—	—	22
Fiscal year ended 3-31-2008	16.33	2.14	42	2.04	1.34	—	—	24
Fiscal year ended 3-31-2007	16.78	16.64	30	2.12	0.70	—	—	22
Fiscal year ended 3-31-2006	15.12	9.21	9	2.29	0.98	—	—	27
Class E Shares								
Fiscal year ended 3-31-2010	13.59	42.72[3]	1	1.33	2.19	2.35	1.17	131
Fiscal year ended 3-31-2009	9.54	-36.11[3]	1	1.63	2.10	1.84	1.90	22
Fiscal year ended 3-31-2008[4]	16.33	1.92[3]	1	2.23[5]	1.00[5]	—	—	24[6]
Class I Shares								
Fiscal year ended 3-31-2010	13.67	43.15	45	1.00	2.63	—	—	131
Fiscal year ended 3-31-2009	9.57	-35.72	34	0.99	2.72	—	—	22
Fiscal year ended 3-31-2008[4]	16.38	2.99	45	0.98[5]	2.14[5]	—	—	24[6]
Class Y Shares								
Fiscal year ended 3-31-2010	13.63	42.69	6	1.26	2.10	—	—	131
Fiscal year ended 3-31-2009	9.57	-35.95	1	1.33	2.75	—	—	22
Fiscal year ended 3-31-2008	16.38	2.96	3	1.26	2.06	—	—	24
Fiscal year ended 3-31-2007	16.82	17.61	2	1.24	1.64	—	—	22
Fiscal year ended 3-31-2006	15.15	10.18	1	1.41	1.99	—	—	27

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2010	$ 9.54	$ 0.13[2]	$ 5.27[2]	$ 5.40	$(0.10)	$ —	$(0.10)
Fiscal year ended 3-31-2009	17.11	0.17	(7.22)	(7.05)	(0.19)	(0.33)	(0.52)
Fiscal year ended 3-31-2008	17.63	0.10	0.98	1.08	(0.09)	(1.51)	(1.60)
Fiscal year ended 3-31-2007	15.73	0.10[2]	2.59[2]	2.69	(0.06)	(0.73)	(0.79)
Fiscal year ended 3-31-2006	11.61	(0.06)	4.18	4.12	—	—	—
Class B Shares							
Fiscal year ended 3-31-2010	8.77	0.02[2]	4.82[2]	4.84	(0.02)	—	(0.02)
Fiscal year ended 3-31-2009	15.74	0.05	(6.62)	(6.57)	(0.07)	(0.33)	(0.40)
Fiscal year ended 3-31-2008	16.31	(0.02)	0.88	0.86	—	(1.43)	(1.43)
Fiscal year ended 3-31-2007	14.67	0.00[2]	2.37[2]	2.37	—	(0.73)	(0.73)
Fiscal year ended 3-31-2006	10.91	(0.12)	3.88	3.76	—	—	—
Class C Shares							
Fiscal year ended 3-31-2010	8.76	0.05[2]	4.82[2]	4.87	(0.05)	—	(0.05)
Fiscal year ended 3-31-2009	15.72	0.10	(6.63)	(6.53)	(0.10)	(0.33)	(0.43)
Fiscal year ended 3-31-2008	16.30	0.00[2]	0.88[2]	0.88	—	(1.46)	(1.46)
Fiscal year ended 3-31-2007	14.65	(0.01)[2]	2.39[2]	2.38	—	(0.73)	(0.73)
Fiscal year ended 3-31-2006	10.90	(0.02)	3.77	3.75	—	—	—
Class E Shares							
Fiscal year ended 3-31-2010	9.59	0.16[2]	5.27[2]	5.43	(0.12)	—	(0.12)
Fiscal year ended 3-31-2009	17.05	0.16	(7.20)	(7.04)	(0.09)	(0.33)	(0.42)
Fiscal year ended 3-31-2008[4]	17.63	(0.02)	0.98	0.96	(0.03)	(1.51)	(1.54)
Class I Shares							
Fiscal year ended 3-31-2010	9.58	0.20[2]	5.30[2]	5.50	(0.18)	—	(0.18)
Fiscal year ended 3-31-2009	17.20	0.20	(7.23)	(7.03)	(0.26)	(0.33)	(0.59)
Fiscal year ended 3-31-2008[4]	17.71	0.16	1.01	1.17	(0.17)	(1.51)	(1.68)
Class Y Shares							
Fiscal year ended 3-31-2010	9.59	0.04[2]	5.43[2]	5.47	(0.14)	—	(0.14)
Fiscal year ended 3-31-2009	17.19	0.19	(7.24)	(7.05)	(0.22)	(0.33)	(0.55)
Fiscal year ended 3-31-2008	17.70	0.15[2]	0.97[2]	1.12	(0.12)	(1.51)	(1.63)
Fiscal year ended 3-31-2007	15.79	0.12[2]	2.59[2]	2.71	(0.07)	(0.73)	(0.80)
Fiscal year ended 3-31-2006	11.64	(0.06)	4.21	4.15	—	—	—

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5)Annualized.

(6)For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2010	$14.84	56.68%[3]	$430	1.59%	1.09%	—%	—%	94%
Fiscal year ended 3-31-2009	9.54	-41.28[3]	152	1.64	1.44	—	—	108
Fiscal year ended 3-31-2008	17.11	5.39[3]	222	1.53	0.65	—	—	101
Fiscal year ended 3-31-2007	17.63	17.35[3]	161	1.56	0.63	—	—	108
Fiscal year ended 3-31-2006	15.73	35.49[3]	67	1.82	0.14	—	—	90
Class B Shares								
Fiscal year ended 3-31-2010	13.59	55.20	17	2.54	0.19	—	—	94
Fiscal year ended 3-31-2009	8.77	-41.84	8	2.55	0.59	—	—	108
Fiscal year ended 3-31-2008	15.74	4.56	16	2.35	-0.09	—	—	101
Fiscal year ended 3-31-2007	16.31	16.39	17	2.35	-0.03	—	—	108
Fiscal year ended 3-31-2006	14.67	34.46	15	2.62	-0.41	—	—	90
Class C Shares								
Fiscal year ended 3-31-2010	13.58	55.61	85	2.21	0.47	—	—	94
Fiscal year ended 3-31-2009	8.76	-41.64	30	2.29	0.81	—	—	108
Fiscal year ended 3-31-2008	15.72	4.68	45	2.20	-0.02	—	—	101
Fiscal year ended 3-31-2007	16.30	16.48	34	2.29	-0.08	—	—	108
Fiscal year ended 3-31-2006	14.65	34.40	15	2.58	-0.50	—	—	90
Class E Shares								
Fiscal year ended 3-31-2010	14.90	56.68[3]	2	1.53	1.23	2.53	0.23	94
Fiscal year ended 3-31-2009	9.59	-41.34[3]	1	1.87	1.22	2.74	0.35	108
Fiscal year ended 3-31-2008[4]	17.05	4.70[3]	1	2.38[5]	-0.51[5]	—	—	101[6]
Class I Shares								
Fiscal year ended 3-31-2010	14.90	57.44	93	1.12	1.55	—	—	94
Fiscal year ended 3-31-2009	9.58	-40.98	33	1.12	1.86	—	—	108
Fiscal year ended 3-31-2008[4]	17.20	5.83	23	1.13[5]	0.69[5]	—	—	101[6]
Class Y Shares								
Fiscal year ended 3-31-2010	14.92	57.10	88	1.36	0.82	—	—	94
Fiscal year ended 3-31-2009	9.59	-41.12	11	1.38	1.64	—	—	108
Fiscal year ended 3-31-2008	17.19	5.50	10	1.39	0.77	—	—	101
Fiscal year ended 3-31-2007	17.70	17.47	4	1.45	0.76	—	—	108
Fiscal year ended 3-31-2006	15.79	35.65	1	1.72	0.13	—	—	90

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2010	$ 19.83	$ 0.27[2]	$ 9.18[2]	$ 9.45	$(0.24)	$ —	$(0.24)
Fiscal year ended 3-31-2009	36.27	0.34	(16.52)	(16.18)	(0.26)	—	(0.26)
Fiscal year ended 3-31-2008	34.60	0.15	1.59	1.74	(0.07)	—	(0.07)
Fiscal year ended 3-31-2007	29.74	0.19	4.72	4.91	(0.05)	—	(0.05)
Fiscal year ended 3-31-2006	22.86	0.08	6.97	7.05	(0.17)	—	(0.17)
Class B Shares							
Fiscal year ended 3-31-2010	18.06	0.02[2]	8.29[2]	8.31	(0.05)	—	(0.05)
Fiscal year ended 3-31-2009	33.04	0.03[2]	(14.98)[2]	(14.95)	(0.03)	—	(0.03)
Fiscal year ended 3-31-2008	31.79	(0.23)[2]	1.48[2]	1.25	—	—	—
Fiscal year ended 3-31-2007	27.58	(0.15)[2]	4.36[2]	4.21	—	—	—
Fiscal year ended 3-31-2006	21.30	(0.17)[2]	6.45[2]	6.28	—	—	—
Class C Shares							
Fiscal year ended 3-31-2010	18.02	0.01[2]	8.30[2]	8.31	(0.06)	—	(0.06)
Fiscal year ended 3-31-2009	32.97	0.05[2]	(14.94)[2]	(14.89)	(0.06)	—	(0.06)
Fiscal year ended 3-31-2008	31.71	(0.25)	1.51	1.26	—	—	—
Fiscal year ended 3-31-2007	27.52	(0.15)	4.34	4.19	—	—	—
Fiscal year ended 3-31-2006	21.20	(0.09)[2]	6.41[2]	6.32	—	—	—
Class E Shares[4]							
Fiscal year ended 3-31-2010	19.83	0.35[2]	9.18[2]	9.53	(0.32)	—	(0.32)
Fiscal year ended 3-31-2009	36.28	0.37	(16.50)	(16.13)	(0.32)	—	(0.32)
Fiscal year ended 3-31-2008[5]	34.54	0.19	1.67	1.86	(0.12)	—	(0.12)
Class I Shares							
Fiscal year ended 3-31-2010	19.98	0.28[2]	9.35[2]	9.63	(0.35)	—	(0.35)
Fiscal year ended 3-31-2009	36.57	0.38	(16.60)	(16.22)	(0.37)	—	(0.37)
Fiscal year ended 3-31-2008[5]	34.52	0.10	2.12	2.22	(0.17)	—	(0.17)
Class Y Shares							
Fiscal year ended 3-31-2010	19.86	0.28[2]	9.23[2]	9.51	(0.31)	—	(0.31)
Fiscal year ended 3-31-2009	36.27	0.35	(16.49)	(16.14)	(0.27)	—	(0.27)
Fiscal year ended 3-31-2008	34.59	0.31	1.42	1.73	(0.05)	—	(0.05)
Fiscal year ended 3-31-2007	29.74	0.28	4.63	4.91	(0.06)	—	(0.06)
Fiscal year ended 3-31-2006	22.86	0.18[2]	6.87[2]	7.05	(0.17)	—	(0.17)

  *Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Class is closed to investment.

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)Annualized.

(7)For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2010	$ 29.04	47.70%[3]	$120	1.61%	1.04%	—%	—%	80%
Fiscal year ended 3-31-2009	19.83	-44.65[3]	83	1.57	1.09	—	—	93
Fiscal year ended 3-31-2008	36.27	5.01[3]	163	1.42	0.35	—	—	103
Fiscal year ended 3-31-2007	34.60	16.51[3]	165	1.46	0.55	—	—	97
Fiscal year ended 3-31-2006	29.74	30.92[3]	156	1.59	0.25	—	—	75
Class B Shares								
Fiscal year ended 3-31-2010	26.32	46.03	4	2.69	0.06	—	—	80
Fiscal year ended 3-31-2009	18.06	-45.25	4	2.62	0.11	—	—	93
Fiscal year ended 3-31-2008	33.04	3.96	10	2.45	-0.67	—	—	103
Fiscal year ended 3-31-2007	31.79	15.23	11	2.55	-0.53	—	—	97
Fiscal year ended 3-31-2006	27.58	29.48	13	2.74	-0.72	—	—	75
Class C Shares								
Fiscal year ended 3-31-2010	26.27	46.15	31	2.62	0.07	—	—	80
Fiscal year ended 3-31-2009	18.02	-45.19	24	2.54	0.16	—	—	93
Fiscal year ended 3-31-2008	32.97	3.97	53	2.42	-0.65	—	—	103
Fiscal year ended 3-31-2007	31.71	15.23	57	2.54	-0.53	—	—	97
Fiscal year ended 3-31-2006	27.52	29.81	56	2.43	-0.39	—	—	75
Class E Shares[4]								
Fiscal year ended 3-31-2010	29.04	48.11[3]	—*	1.32	1.31	—	—	80
Fiscal year ended 3-31-2009	19.83	-44.52[3]	—*	1.34	1.31	—	—	93
Fiscal year ended 3-31-2008[5]	36.28	5.34[3]	—*	1.27[6]	0.49[6]	—	—	103[7]
Class I Shares								
Fiscal year ended 3-31-2010	29.26	48.28	36	1.18	1.22	—	—	80
Fiscal year ended 3-31-2009	19.98	-44.42	15	1.18	1.37	—	—	93
Fiscal year ended 3-31-2008[5]	36.57	6.39	21	1.15[6]	0.32[6]	—	—	103[7]
Class Y Shares								
Fiscal year ended 3-31-2010	29.06	47.95	3	1.42	1.16	1.48	1.10	80
Fiscal year ended 3-31-2009	19.86	-44.55	2	1.43	1.21	1.50	1.14	93
Fiscal year ended 3-31-2008	36.27	4.99	3	1.44	0.31	—	—	103
Fiscal year ended 3-31-2007	34.59	16.50	5	1.46	0.65	—	—	97
Fiscal year ended 3-31-2006	29.74	30.95	6	1.58	0.81	—	—	75

See Accompanying Notes to Financial Statements.

IVY PACIFIC OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2010	$ 8.86	$(0.08)[1]	$ 6.06[1]	$ 5.98	$ —	$ —	$ —
Fiscal year ended 3-31-2009	17.61	0.05	(6.96)	(6.91)	—	(1.84)	(1.84)
Fiscal year ended 3-31-2008	16.91	(0.01)	2.80	2.79	(0.05)	(2.04)	(2.09)
Fiscal year ended 3-31-2007	14.32	(0.02)	3.23	3.21	(0.01)	(0.61)	(0.62)
Fiscal year ended 3-31-2006	10.61	0.02[1]	3.83[1]	3.85	(0.04)	(0.10)	(0.14)
Class B Shares							
Fiscal year ended 3-31-2010	7.83	(0.19)[1]	5.33[1]	5.14	—	—	—
Fiscal year ended 3-31-2009	16.01	(0.09)	(6.30)	(6.39)	—	(1.79)	(1.79)
Fiscal year ended 3-31-2008	15.49	(0.19)	2.56	2.37	—	(1.85)	(1.85)
Fiscal year ended 3-31-2007	13.29	(0.07)	2.88	2.81	—	(0.61)	(0.61)
Fiscal year ended 3-31-2006	9.91	(0.06)[1]	3.54[1]	3.48	—	(0.10)	(0.10)
Class C Shares							
Fiscal year ended 3-31-2010	8.01	(0.17)[1]	5.49[1]	5.32	—	—	—
Fiscal year ended 3-31-2009	16.27	(0.09)	(6.37)	(6.46)	—	(1.80)	(1.80)
Fiscal year ended 3-31-2008	15.73	(0.14)	2.58	2.44	—	(1.90)	(1.90)
Fiscal year ended 3-31-2007	13.45	(0.08)	2.97	2.89	—	(0.61)	(0.61)
Fiscal year ended 3-31-2006	10.01	(0.06)[1]	3.60[1]	3.54	—	(0.10)	(0.10)
Class E Shares[3]							
Fiscal year ended 3-31-2010	8.90	(0.01)[1]	6.09[1]	6.08	—	—	—
Fiscal year ended 3-31-2009	17.62	0.07	(6.93)	(6.86)	—	(1.86)	(1.86)
Fiscal year ended 3-31-2008[4]	16.88	0.06	2.82	2.88	(0.10)	(2.04)	(2.14)
Class I Shares							
Fiscal year ended 3-31-2010	9.00	(0.01)[1]	6.17[1]	6.16	—	—	—
Fiscal year ended 3-31-2009	17.77	0.10[1]	(7.00)[1]	(6.90)	—	(1.87)	(1.87)
Fiscal year ended 3-31-2008[4]	17.00	(0.03)[1]	2.98[1]	2.95	(0.14)	(2.04)	(2.18)
Class Y Shares							
Fiscal year ended 3-31-2010	8.98	(0.05)[1]	6.15[1]	6.10	—	—	—
Fiscal year ended 3-31-2009	17.75	0.08	(6.99)	(6.91)	—	(1.86)	(1.86)
Fiscal year ended 3-31-2008	17.03	0.01	2.83	2.84	(0.08)	(2.04)	(2.12)
Fiscal year ended 3-31-2007	14.41	0.02	3.26	3.28	(0.05)	(0.61)	(0.66)
Fiscal year ended 3-31-2006	10.67	0.04[1]	3.87[1]	3.91	(0.07)	(0.10)	(0.17)
Advisor Class Shares[3]							
Fiscal year ended 3-31-2010	8.64	0.01[1]	5.91[1]	5.92	—	—	—
Fiscal year ended 3-31-2009	17.19	0.15	(6.82)	(6.67)	—	(1.88)	(1.88)
Fiscal year ended 3-31-2008	16.54	0.09	2.76	2.85	(0.16)	(2.04)	(2.20)
Fiscal year ended 3-31-2007	14.01	0.09	3.15	3.24	(0.10)	(0.61)	(0.71)
Fiscal year ended 3-31-2006	10.38	0.14[1]	3.70[1]	3.84	(0.11)	(0.10)	(0.21)

*Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2)Total return calculated without taking into account the sales load deducted on an initial purchase.

(3)Class is closed to investment.

(4)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5)Annualized.

(6)For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Fiscal year ended 3-31-2010	$14.84	67.50%[2]	$514	1.83%	-0.61%	81%
Fiscal year ended 3-31-2009	8.86	-38.76[2]	239	1.92	0.37	112
Fiscal year ended 3-31-2008	17.61	14.30[2]	471	1.74	-0.08	96
Fiscal year ended 3-31-2007	16.91	22.60[2]	375	1.84	-0.14	74
Fiscal year ended 3-31-2006	14.32	36.51[2]	191	1.95	0.24	87
Class B Shares						
Fiscal year ended 3-31-2010	12.97	65.65	17	2.91	-1.64	81
Fiscal year ended 3-31-2009	7.83	-39.46	10	3.07	-0.77	112
Fiscal year ended 3-31-2008	16.01	13.16	21	2.74	-1.05	96
Fiscal year ended 3-31-2007	15.49	21.33	20	2.88	-1.15	74
Fiscal year ended 3-31-2006	13.29	35.26	11	2.91	-0.51	87
Class C Shares						
Fiscal year ended 3-31-2010	13.33	66.42	35	2.56	-1.38	81
Fiscal year ended 3-31-2009	8.01	-39.22	16	2.69	-0.36	112
Fiscal year ended 3-31-2008	16.27	13.36	38	2.49	-0.82	96
Fiscal year ended 3-31-2007	15.73	21.68	34	2.60	-0.87	74
Fiscal year ended 3-31-2006	13.45	35.51	18	2.75	-0.50	87
Class E Shares[3]						
Fiscal year ended 3-31-2010	14.98	68.32[2]	—*	1.42	-0.11	81
Fiscal year ended 3-31-2009	8.90	-38.43[2]	—*	1.44	0.79	112
Fiscal year ended 3-31-2008[4]	17.62	14.79[2]	—*	1.43[5]	0.26[5]	96[6]
Class I Shares						
Fiscal year ended 3-31-2010	15.16	68.44	104	1.29	-0.11	81
Fiscal year ended 3-31-2009	9.00	-38.34	45	1.31	0.81	112
Fiscal year ended 3-31-2008[4]	17.77	15.10	38	1.31[5]	0.06[5]	96[6]
Class Y Shares						
Fiscal year ended 3-31-2010	15.08	67.93	9	1.55	-0.38	81
Fiscal year ended 3-31-2009	8.98	-38.47	4	1.57	0.69	112
Fiscal year ended 3-31-2008	17.75	14.48	7	1.55	0.06	96
Fiscal year ended 3-31-2007	17.03	22.95	8	1.58	0.11	74
Fiscal year ended 3-31-2006	14.41	36.90	4	1.68	0.46	87
Advisor Class Shares[3]						
Fiscal year ended 3-31-2010	14.56	68.52	—*	1.21	0.10	81
Fiscal year ended 3-31-2009	8.64	-38.31	—*	1.27	1.09	112
Fiscal year ended 3-31-2008	17.19	14.86	—*	1.22	0.46	96
Fiscal year ended 3-31-2007	16.54	23.33	—*	1.28	0.55	74
Fiscal year ended 3-31-2006	14.01	37.28	—*	1.42	1.12	87

See Accompanying Notes to Financial Statements.

IVY BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2010	$ 13.01	$0.21[1]	$ 3.72[1]	$ 3.93	$ (0.21)	$ —	$ (0.21)
Fiscal year ended 3-31-2009	16.64	0.16	(3.63)	(3.47)	(0.16)	—	(0.16)
Fiscal year ended 3-31-2008	16.18	0.20	0.97	1.17	(0.20)	(0.51)	(0.71)
Fiscal year ended 3-31-2007	15.22	0.16	0.98	1.14	(0.18)	—	(0.18)
Fiscal year ended 3-31-2006	14.00	0.15	1.21	1.36	(0.14)	—	(0.14)
Class B Shares							
Fiscal year ended 3-31-2010	12.97	0.08[1]	3.71[1]	3.79	(0.09)	—	(0.09)
Fiscal year ended 3-31-2009	16.60	0.04	(3.64)	(3.60)	(0.03)	—	(0.03)
Fiscal year ended 3-31-2008	16.14	0.04	0.97	1.01	(0.04)	(0.51)	(0.55)
Fiscal year ended 3-31-2007	15.18	0.01	0.98	0.99	(0.03)	—	(0.03)
Fiscal year ended 3-31-2006	13.98	0.00	1.21	1.21	(0.01)	—	(0.01)
Class C Shares							
Fiscal year ended 3-31-2010	12.98	0.12[1]	3.71[1]	3.83	(0.12)	—	(0.12)
Fiscal year ended 3-31-2009	16.61	0.07[1]	(3.64)[1]	(3.57)	(0.06)	—	(0.06)
Fiscal year ended 3-31-2008	16.15	0.07	0.97	1.04	(0.07)	(0.51)	(0.58)
Fiscal year ended 3-31-2007	15.20	0.04	0.97	1.01	(0.06)	—	(0.06)
Fiscal year ended 3-31-2006	13.98	0.03	1.20	1.23	(0.01)	—	(0.01)
Class E Shares[3]							
Fiscal year ended 3-31-2010	13.02	0.25[1]	3.72[1]	3.97	(0.25)	—	(0.25)
Fiscal year ended 3-31-2009	16.65	0.21	(3.65)	(3.44)	(0.19)	—	(0.19)
Fiscal year ended 3-31-2008[4]	16.21	0.24	0.94	1.18	(0.23)	(0.51)	(0.74)
Class I Shares							
Fiscal year ended 3-31-2010	13.01	0.20[1]	3.80[1]	4.00	(0.27)	—	(0.27)
Fiscal year ended 3-31-2009	16.65	0.09	(3.52)	(3.43)	(0.21)	—	(0.21)
Fiscal year ended 3-31-2008[4]	16.21	0.26	0.95	1.21	(0.26)	(0.51)	(0.77)
Class Y Shares							
Fiscal year ended 3-31-2010	13.01	0.24[1]	3.71[1]	3.95	(0.23)	—	(0.23)
Fiscal year ended 3-31-2009	16.64	0.19	(3.65)	(3.46)	(0.17)	—	(0.17)
Fiscal year ended 3-31-2008	16.18	0.22	0.97	1.19	(0.22)	(0.51)	(0.73)
Fiscal year ended 3-31-2007	15.22	0.18	0.98	1.16	(0.20)	—	(0.20)
Fiscal year ended 3-31-2006	14.00	0.17	1.21	1.38	(0.16)	—	(0.16)

 *Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2)Total return calculated without taking into account the sales load deducted on an initial purchase.

(3)Class is closed to investment.

(4)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5)Annualized.

(6)For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Fiscal year ended 3-31-2010	$16.73	30.35%[2]	$81	1.37%	1.38%	57%
Fiscal year ended 3-31-2009	13.01	-20.98[2]	68	1.36	1.12	57
Fiscal year ended 3-31-2008	16.64	7.05[2]	63	1.38	1.16	9
Fiscal year ended 3-31-2007	16.18	7.53[2]	59	1.39	1.03	23
Fiscal year ended 3-31-2006	15.22	9.71[2]	57	1.42	1.00	49
Class B Shares						
Fiscal year ended 3-31-2010	16.67	29.26	7	2.20	0.53	57
Fiscal year ended 3-31-2009	12.97	-21.73	4	2.28	0.22	57
Fiscal year ended 3-31-2008	16.60	6.08	3	2.30	0.24	9
Fiscal year ended 3-31-2007	16.14	6.49	3	2.39	0.03	23
Fiscal year ended 3-31-2006	15.18	8.62	2	2.41	0.01	49
Class C Shares						
Fiscal year ended 3-31-2010	16.69	29.59	42	1.99	0.78	57
Fiscal year ended 3-31-2009	12.98	-21.53	49	1.96	0.49	57
Fiscal year ended 3-31-2008	16.61	6.27	4	2.11	0.42	9
Fiscal year ended 3-31-2007	16.15	6.67	3	2.16	0.27	23
Fiscal year ended 3-31-2006	15.20	8.80	2	2.25	0.21	49
Class E Shares[3]						
Fiscal year ended 3-31-2010	16.74	30.66[2]	—*	1.12	1.62	57
Fiscal year ended 3-31-2009	13.02	-20.77[2]	—*	1.12	1.38	57
Fiscal year ended 3-31-2008[4]	16.65	7.11[2]	—*	1.15[5]	1.39[5]	9[6]
Class I Shares						
Fiscal year ended 3-31-2010	16.74	30.93	2	1.00	1.67	57
Fiscal year ended 3-31-2009	13.01	-20.72	—*	0.99	1.34	57
Fiscal year ended 3-31-2008[4]	16.65	7.25	—*	1.04[5]	1.51[5]	9[6]
Class Y Shares						
Fiscal year ended 3-31-2010	16.73	30.51	40	1.24	1.52	57
Fiscal year ended 3-31-2009	13.01	-20.89	38	1.24	1.26	57
Fiscal year ended 3-31-2008	16.64	7.16	27	1.28	1.27	9
Fiscal year ended 3-31-2007	16.18	7.67	28	1.26	1.16	23
Fiscal year ended 3-31-2006	15.22	9.89	38	1.26	1.15	49

See Accompanying Notes to Financial Statements.

IVY GLOBAL NATURAL RESOURCES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2010	$ 11.08	$(0.10)[2]	$ 7.62[2]	$ 7.52	$ —	$ —	$ —
Fiscal year ended 3-31-2009	36.53	0.02	(21.13)	(21.11)	(0.03)	(4.31)	(4.34)
Fiscal year ended 3-31-2008	31.67	0.05[2]	8.54[2]	8.59	(0.52)	(3.21)	(3.73)
Fiscal year ended 3-31-2007	30.13	0.17[2]	4.40[2]	4.57	(0.16)	(2.87)	(3.03)
Fiscal year ended 3-31-2006	22.65	0.12	8.88	9.00	—	(1.52)	(1.52)
Class B Shares							
Fiscal year ended 3-31-2010	10.08	(0.21)[2]	6.90[2]	6.69	—	—	—
Fiscal year ended 3-31-2009	34.27	(0.10)	(19.82)	(19.92)	—	(4.27)	(4.27)
Fiscal year ended 3-31-2008	29.78	(0.23)[2]	8.00[2]	7.77	(0.07)	(3.21)	(3.28)
Fiscal year ended 3-31-2007	28.57	(0.05)	4.13	4.08	—	(2.87)	(2.87)
Fiscal year ended 3-31-2006	21.72	0.03	8.34	8.37	—	(1.52)	(1.52)
Class C Shares							
Fiscal year ended 3-31-2010	9.75	(0.18)[2]	6.68[2]	6.50	—	—	—
Fiscal year ended 3-31-2009	33.47	(0.13)	(19.32)	(19.45)	—	(4.27)	(4.27)
Fiscal year ended 3-31-2008	29.19	(0.20)[2]	7.86[2]	7.66	(0.17)	(3.21)	(3.38)
Fiscal year ended 3-31-2007	28.04	(0.03)	4.05	4.02	—	(2.87)	(2.87)
Fiscal year ended 3-31-2006	21.32	0.02	8.22	8.24	—	(1.52)	(1.52)
Class E Shares							
Fiscal year ended 3-31-2010	11.16	(0.07)[2]	7.67[2]	7.60	—	—	—
Fiscal year ended 3-31-2009	36.41	(0.06)[2]	(20.98)[2]	(21.04)	—	(4.21)	(4.21)
Fiscal year ended 3-31-2008[5]	32.00	0.03	7.94	7.97	(0.35)	(3.21)	(3.56)
Class I Shares							
Fiscal year ended 3-31-2010	11.22	(0.04)[2]	7.72[2]	7.68	—	—	—
Fiscal year ended 3-31-2009	36.74	0.03[2]	(21.19)[2]	(21.16)	(0.04)	(4.32)	(4.36)
Fiscal year ended 3-31-2008[5]	32.16	0.05[2]	8.51[2]	8.56	(0.77)	(3.21)	(3.98)
Class R Shares							
Fiscal year ended 3-31-2010	11.02	(0.12)[2]	7.57[2]	7.45	—	—	—
Fiscal year ended 3-31-2009	36.30	(0.05)[2]	(20.94)[2]	(20.99)	—	(4.29)	(4.29)
Fiscal year ended 3-31-2008	31.62	0.24	8.23	8.47	(0.58)	(3.21)	(3.79)
Fiscal year ended 3-31-2007	30.10	0.05[2]	4.44[2]	4.49	(0.10)	(2.87)	(2.97)
Fiscal year ended 3-31-2006[8]	26.11	0.06	3.93	3.99	—	—	—
Class Y Shares							
Fiscal year ended 3-31-2010	11.17	(0.06)[2]	7.68[2]	7.62	—	—	—
Fiscal year ended 3-31-2009	36.62	0.10	(21.21)	(21.11)	(0.02)	(4.32)	(4.34)
Fiscal year ended 3-31-2008	31.84	0.17	8.50	8.67	(0.68)	(3.21)	(3.89)
Fiscal year ended 3-31-2007	30.27	0.21[2]	4.43[2]	4.64	(0.20)	(2.87)	(3.07)
Fiscal year ended 3-31-2006	22.70	0.24[2]	8.85[2]	9.09	—	(1.52)	(1.52)
Advisor Class Shares[4]							
Fiscal year ended 3-31-2010	10.95	(0.01)[2]	7.53[2]	7.52	—	—	—
Fiscal year ended 3-31-2009	36.16	0.24	(21.08)	(20.84)	(0.06)	(4.31)	(4.37)
Fiscal year ended 3-31-2008	31.48	0.26	8.43	8.69	(0.80)	(3.21)	(4.01)
Fiscal year ended 3-31-2007	29.92	0.31	4.34	4.65	(0.22)	(2.87)	(3.09)
Fiscal year ended 3-31-2006	22.45	0.13	8.86	8.99	—	(1.52)	(1.52)

*Not shown due to rounding.
(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Class is closed to investment.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income(Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2010	$ 18.60	67.87%[3]	$ 2,822	1.45%	-0.58%	—%	—%	112%
Fiscal year ended 3-31-2009	11.08	-56.82[3]	1,640	1.40	-0.03	—	—	191
Fiscal year ended 3-31-2008	36.53	26.65[3]	5,168	1.27	0.14	—	—	142
Fiscal year ended 3-31-2007	31.67	15.47[3]	3,360	1.31	0.57	—	—	106
Fiscal year ended 3-31-2006	30.13	40.76[3]	2,343	1.40	0.73	—	—	104
Class B Shares								
Fiscal year ended 3-31-2010	16.77	66.37	186	2.28	-1.39	—	—	112
Fiscal year ended 3-31-2009	10.08	-57.15	117	2.19	-0.83	—	—	191
Fiscal year ended 3-31-2008	34.27	25.64	345	2.07	-0.64	—	—	142
Fiscal year ended 3-31-2007	29.78	14.55	272	2.12	-0.24	—	—	106
Fiscal year ended 3-31-2006	28.57	39.59	223	2.23	-0.10	—	—	104
Class C Shares								
Fiscal year ended 3-31-2010	16.25	66.67	997	2.13	-1.26	—	—	112
Fiscal year ended 3-31-2009	9.75	-57.10	539	2.10	-0.74	—	—	191
Fiscal year ended 3-31-2008	33.47	25.72	1,749	1.99	-0.58	—	—	142
Fiscal year ended 3-31-2007	29.19	14.65	1,138	2.04	-0.16	—	—	106
Fiscal year ended 3-31-2006	28.04	39.72	801	2.15	-0.02	—	—	104
Class E Shares								
Fiscal year ended 3-31-2010	18.76	68.10[3]	6	1.27	-0.40	2.55	-1.68	112
Fiscal year ended 3-31-2009	11.16	-56.83[3]	2	1.66	-0.29	2.68	-1.31	191
Fiscal year ended 3-31-2008[5]	36.41	24.42[3]	3	2.29[6]	-1.02[6]	—	—	142[7]
Class I Shares								
Fiscal year ended 3-31-2010	18.90	68.45	1,074	1.04	-0.21	—	—	112
Fiscal year ended 3-31-2009	11.22	-56.60	232	1.05	0.22	—	—	191
Fiscal year ended 3-31-2008[5]	36.74	26.14	71	1.00[6]	0.30[6]	—	—	142[7]
Class R Shares								
Fiscal year ended 3-31-2010	18.47	67.60	56	1.57	-0.71	—	—	112
Fiscal year ended 3-31-2009	11.02	-56.86	22	1.57	-0.22	—	—	191
Fiscal year ended 3-31-2008	36.30	26.31	25	1.55	-0.22	—	—	142
Fiscal year ended 3-31-2007	31.62	15.20	4	1.58	0.23	—	—	106
Fiscal year ended 3-31-2006[8]	30.10	15.28	—*	1.69[6]	0.82[6]	—	—	104[9]
Class Y Shares								
Fiscal year ended 3-31-2010	18.79	68.22	667	1.20	-0.36	1.29	-0.45	112
Fiscal year ended 3-31-2009	11.17	-56.67	278	1.20	0.16	1.28	0.08	191
Fiscal year ended 3-31-2008	36.62	26.74	813	1.20	0.16	1.26	0.11	142
Fiscal year ended 3-31-2007	31.84	15.63	311	1.20	0.66	1.27	0.59	106
Fiscal year ended 3-31-2006	30.27	41.07	116	1.20	0.91	1.35	0.76	104
Advisor Class Shares[4]								
Fiscal year ended 3-31-2010	18.47	68.68	—*	0.95	-0.07	—	—	112
Fiscal year ended 3-31-2009	10.95	-56.62	—*	0.97	0.40	—	—	191
Fiscal year ended 3-31-2008	36.16	27.09	—*	0.93	0.52	—	—	142
Fiscal year ended 3-31-2007	31.48	15.86	—*	0.95	0.94	—	—	106
Fiscal year ended 3-31-2006	29.92	41.09	—*	1.25	0.97	—	—	104

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.
(6)Annualized.
(7)For the fiscal year ended March 31, 2008.
(8)For the period from December 29, 2005 (commencement of operations of the class) through March 31, 2006.
(9)For the fiscal year ended March 31, 2006.

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS

Ivy Funds

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY REAL ESTATE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2010	$ 8.31	$ 0.19[2]	$ 7.64[2]	$ 7.83	$(0.19)	$ —	$(0.19)
Fiscal year ended 3-31-2009	19.34	0.23	(11.00)	(10.77)	(0.26)	—*	(0.26)
Fiscal year ended 3-31-2008	26.14	0.19	(4.87)	(4.68)	(0.15)	(1.97)	(2.12)
Fiscal year ended 3-31-2007	23.11	0.10	4.05	4.15	(0.15)	(0.97)	(1.12)
Fiscal year ended 3-31-2006	18.13	0.15	5.81	5.96	(0.18)	(0.80)	(0.98)
Class B Shares							
Fiscal year ended 3-31-2010	8.24	0.03[2]	7.56[2]	7.59	(0.01)	—*	(0.01)
Fiscal year ended 3-31-2009	19.15	0.00	(10.85)	(10.85)	(0.06)	—*	(0.06)
Fiscal year ended 3-31-2008	25.91	(0.08)	(4.79)	(4.87)	(0.01)	(1.88)	(1.89)
Fiscal year ended 3-31-2007	23.00	(0.09)	3.97	3.88	—	(0.97)	(0.97)
Fiscal year ended 3-31-2006	18.08	0.01	5.72	5.73	(0.01)	(0.80)	(0.81)
Class C Shares							
Fiscal year ended 3-31-2010	8.26	0.09[2]	7.60[2]	7.69	(0.09)	—	(0.09)
Fiscal year ended 3-31-2009	19.22	0.09	(10.92)	(10.83)	(0.12)	(0.01)	(0.13)
Fiscal year ended 3-31-2008	26.01	0.00	(4.85)	(4.85)	(0.02)	(1.92)	(1.94)
Fiscal year ended 3-31-2007	23.04	(0.06)	4.00	3.94	—	(0.97)	(0.97)
Fiscal year ended 3-31-2006	18.10	0.03	5.73	5.76	(0.02)	(0.80)	(0.82)
Class E Shares							
Fiscal year ended 3-31-2010	8.32	0.19[2]	7.70[2]	7.89	(0.25)	—*	(0.25)
Fiscal year ended 3-31-2009	19.36	0.18	(11.00)	(10.82)	(0.22)	—*	(0.22)
Fiscal year ended 3-31-2008[4]	26.37	(0.32)[2]	(4.78)[2]	(5.10)	(0.03)	(1.88)	(1.91)
Class I Shares							
Fiscal year ended 3-31-2010	8.34	0.06[2]	7.90[2]	7.96	(0.30)	—	(0.30)
Fiscal year ended 3-31-2009	19.43	0.32	(11.03)	(10.71)	(0.37)	(0.01)	(0.38)
Fiscal year ended 3-31-2008[4]	26.38	0.18[2]	(4.92)[2]	(4.74)	(0.24)	(1.97)	(2.21)
Class R Shares							
Fiscal year ended 3-31-2010	8.31	0.15[2]	7.73[2]	7.88	(0.24)	—	(0.24)
Fiscal year ended 3-31-2009	19.35	0.12[2]	(10.86)[2]	(10.74)	(0.29)	(0.01)	(0.30)
Fiscal year ended 3-31-2008	26.14	0.12	(4.81)	(4.69)	(0.13)	(1.97)	(2.10)
Fiscal year ended 3-31-2007	23.11	0.15	3.98	4.13	(0.13)	(0.97)	(1.10)
Fiscal year ended 3-31-2006[7]	20.55	(0.20)	2.79	2.59	(0.03)	—	(0.03)
Class Y Shares							
Fiscal year ended 3-31-2010	8.31	0.26[2]	7.66[2]	7.92	(0.28)	—	(0.28)
Fiscal year ended 3-31-2009	19.35	0.26	(10.95)	(10.69)	(0.34)	(0.01)	(0.35)
Fiscal year ended 3-31-2008	26.15	0.36	(4.99)	(4.63)	(0.20)	(1.97)	(2.17)
Fiscal year ended 3-31-2007	23.12	0.23	3.97	4.20	(0.20)	(0.97)	(1.17)
Fiscal year ended 3-31-2006	18.14	0.27	5.75	6.02	(0.24)	(0.80)	(1.04)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5)Annualized.

(6)For the fiscal year ended March 31, 2008.

(7)For the period from December 29, 2005 (commencement of operations of the class) through March 31, 2006.

(8)For the fiscal year ended March 31, 2006.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2010	$ 15.95	94.78%[3]	$178	2.09%	1.51%	—%	—%	72%
Fiscal year ended 3-31-2009	8.31	-56.07[3]	100	1.93	1.41	—	—	42
Fiscal year ended 3-31-2008	19.34	-18.13[3]	253	1.67	0.70	—	—	27
Fiscal year ended 3-31-2007	26.14	18.09[3]	395	1.57	0.54	—	—	35
Fiscal year ended 3-31-2006	23.11	33.53[3]	256	1.64	0.91	—	—	35
Class B Shares								
Fiscal year ended 3-31-2010	15.82	92.14	7	3.53	0.20	—	—	72
Fiscal year ended 3-31-2009	8.24	-56.69	4	3.18	0.29	—	—	42
Fiscal year ended 3-31-2008	19.15	-18.98	13	2.71	-0.24	—	—	27
Fiscal year ended 3-31-2007	25.91	16.93	22	2.57	-0.42	—	—	35
Fiscal year ended 3-31-2006	23.00	32.19	15	2.66	0.01	—	—	35
Class C Shares								
Fiscal year ended 3-31-2010	15.86	93.33	9	2.88	0.72	—	—	72
Fiscal year ended 3-31-2009	8.26	-56.47	5	2.79	0.57	—	—	42
Fiscal year ended 3-31-2008	19.22	-18.84	13	2.50	0.03	—	—	27
Fiscal year ended 3-31-2007	26.01	17.17	26	2.39	-0.28	—	—	35
Fiscal year ended 3-31-2006	23.04	32.38	17	2.46	0.15	—	—	35
Class E Shares								
Fiscal year ended 3-31-2010	15.96	95.63[3]	1	1.67	1.57	3.45	-0.21	72
Fiscal year ended 3-31-2009	8.32	-56.07[3]	—*	2.12	1.01	3.33	-0.20	42
Fiscal year ended 3-31-2008[4]	19.36	-19.55[3]	—*	2.77[5]	-1.47[5]	—	—	27[6]
Class I Shares								
Fiscal year ended 3-31-2010	16.00	96.35	4	1.27	0.34	—	—	72
Fiscal year ended 3-31-2009	8.34	-55.70	1	1.16	2.13	—	—	42
Fiscal year ended 3-31-2008[4]	19.43	-18.17	1	1.17[5]	0.75[5]	—	—	27[6]
Class R Shares								
Fiscal year ended 3-31-2010	15.95	95.59	—*	1.73	1.27	—	—	72
Fiscal year ended 3-31-2009	8.31	-55.94	—*	1.70	1.04	—	—	42
Fiscal year ended 3-31-2008	19.35	-18.12	—*	1.68	0.26	—	—	27
Fiscal year ended 3-31-2007	26.14	17.98	—*	1.68	0.43	—	—	35
Fiscal year ended 3-31-2006[7]	23.11	12.59	—*	1.73[5]	-3.64[5]	—	—	35[8]
Class Y Shares								
Fiscal year ended 3-31-2010	15.95	96.18	109	1.41	2.09	—	—	72
Fiscal year ended 3-31-2009	8.31	-55.78	54	1.39	1.77	—	—	42
Fiscal year ended 3-31-2008	19.35	-17.89	120	1.38	1.19	—	—	27
Fiscal year ended 3-31-2007	26.15	18.32	265	1.37	0.94	—	—	35
Fiscal year ended 3-31-2006	23.12	33.86	216	1.39	1.27	—	—	35

See Accompanying Notes to Financial Statements.

IVY BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2010	$ 8.76	$0.33[2]	$ 1.07[2]	$ 1.40	$(0.34)	$ —	$ (0.34)
Fiscal year ended 3-31-2009	9.84	0.36	(1.06)	(0.70)	(0.38)	—	(0.38)
Fiscal year ended 3-31-2008	10.46	0.47	(0.62)	(0.15)	(0.47)	—	(0.47)
Fiscal year ended 3-31-2007	10.28	0.46	0.18	0.64	(0.46)	—	(0.46)
Fiscal year ended 3-31-2006	10.52	0.42	(0.24)	0.18	(0.42)	—	(0.42)
Class B Shares							
Fiscal year ended 3-31-2010	8.76	0.22[2]	1.07[2]	1.29	(0.23)	—	(0.23)
Fiscal year ended 3-31-2009	9.84	0.24	(1.06)	(0.82)	(0.26)	—	(0.26)
Fiscal year ended 3-31-2008	10.46	0.36	(0.62)	(0.26)	(0.36)	—	(0.36)
Fiscal year ended 3-31-2007	10.28	0.34	0.18	0.52	(0.34)	—	(0.34)
Fiscal year ended 3-31-2006	10.52	0.30	(0.24)	0.06	(0.30)	—	(0.30)
Class C Shares							
Fiscal year ended 3-31-2010	8.76	0.28[2]	1.06[2]	1.34	(0.28)	—	(0.28)
Fiscal year ended 3-31-2009	9.84	0.27[2]	(1.05)[2]	(0.78)	(0.30)	—	(0.30)
Fiscal year ended 3-31-2008	10.46	0.39	(0.62)	(0.23)	(0.39)	—	(0.39)
Fiscal year ended 3-31-2007	10.28	0.37	0.18	0.55	(0.37)	—	(0.37)
Fiscal year ended 3-31-2006	10.52	0.31	(0.24)	0.07	(0.31)	—	(0.31)
Class E Shares							
Fiscal year ended 3-31-2010	8.76	0.34[2]	1.07[2]	1.41	(0.35)	—	(0.35)
Fiscal year ended 3-31-2009	9.84	0.34	(1.06)	(0.72)	(0.36)	—	(0.36)
Fiscal year ended 3-31-2008[4]	10.46	0.43[2]	(0.62)[2]	(0.19)	(0.43)	—	(0.43)
Class I Shares							
Fiscal year ended 3-31-2010	8.76	0.38[2]	1.06[2]	1.44	(0.38)	—	(0.38)
Fiscal year ended 3-31-2009	9.84	0.39	(1.06)	(0.67)	(0.41)	—	(0.41)
Fiscal year ended 3-31-2008[4]	10.46	0.50[2]	(0.62)[2]	(0.12)	(0.50)	—	(0.50)
Class Y Shares							
Fiscal year ended 3-31-2010	8.76	0.35[2]	1.07[2]	1.42	(0.36)	—	(0.36)
Fiscal year ended 3-31-2009	9.84	0.33[2]	(1.03)[2]	(0.70)	(0.38)	—	(0.38)
Fiscal year ended 3-31-2008	10.46	0.46[2]	(0.62)[2]	(0.16)	(0.46)	—	(0.46)
Fiscal year ended 3-31-2007	10.28	0.46	0.18	0.64	(0.46)	—	(0.46)
Fiscal year ended 3-31-2006	10.52	0.41	(0.24)	0.17	(0.41)	—	(0.41)

 *Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5)Annualized.

(6)For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2010	$ 9.82	16.27%[3]	$168	1.21%	3.58%	—%	—%	410%
Fiscal year ended 3-31-2009	8.76	-7.22[3]	98	1.25	3.89	—	—	441
Fiscal year ended 3-31-2008	9.84	-1.51[3]	95	1.21	4.57	—	—	75
Fiscal year ended 3-31-2007	10.46	6.40[3]	64	1.20	4.48	—	—	91
Fiscal year ended 3-31-2006	10.28	1.74[3]	56	1.23	4.03	—	—	126
Class B Shares								
Fiscal year ended 3-31-2010	9.82	14.84	6	2.41	2.36	—	—	410
Fiscal year ended 3-31-2009	8.76	-8.45	3	2.60	2.51	—	—	441
Fiscal year ended 3-31-2008	9.84	-2.59	2	2.31	3.46	—	—	75
Fiscal year ended 3-31-2007	10.46	5.22	2	2.32	3.37	—	—	91
Fiscal year ended 3-31-2006	10.28	0.57	1	2.38	2.90	—	—	126
Class C Shares								
Fiscal year ended 3-31-2010	9.82	15.44	19	1.95	2.87	—	—	410
Fiscal year ended 3-31-2009	8.76	-7.99	13	2.06	2.92	—	—	441
Fiscal year ended 3-31-2008	9.84	-2.31	5	2.02	3.76	—	—	75
Fiscal year ended 3-31-2007	10.46	5.48	4	2.06	3.62	—	—	91
Fiscal year ended 3-31-2006	10.28	0.66	2	2.28	3.01	—	—	126
Class E Shares								
Fiscal year ended 3-31-2010	9.82	16.30[3]	2	1.21	3.56	1.68	3.09	410
Fiscal year ended 3-31-2009	8.76	-7.37[3]	1	1.37	3.73	1.77	3.33	441
Fiscal year ended 3-31-2008[4]	9.84	-1.85[3]	1	1.59[5]	4.14[5]	—	—	75[6]
Class I Shares								
Fiscal year ended 3-31-2010	9.82	16.73	1	0.84	3.84	—	—	410
Fiscal year ended 3-31-2009	8.76	-6.88	—*	0.88	4.26	—	—	441
Fiscal year ended 3-31-2008[4]	9.84	-1.17	—*	0.91[5]	4.87[5]	—	—	75[6]
Class Y Shares								
Fiscal year ended 3-31-2010	9.82	16.41	6	1.09	3.58	—	—	410
Fiscal year ended 3-31-2009	8.76	-7.23	1	1.19	3.61	1.21	3.59	441
Fiscal year ended 3-31-2008	9.84	-1.60	—*	1.34	4.42	—	—	75
Fiscal year ended 3-31-2007	10.46	6.43	—*	1.09	4.60	—	—	91
Fiscal year ended 3-31-2006	10.28	1.62	—*	1.34	3.91	—	—	126

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2010	$ 9.39	$0.37[2]	$ 0.82[2]	$ 1.19	$(0.28)	$ —	$(0.28)
Fiscal year ended 3-31-2009[4]	10.00	0.19[2]	(0.53)[2]	(0.34)	(0.15)	(0.12)	(0.27)
Class B Shares							
Fiscal year ended 3-31-2010	9.38	0.32[2]	0.80[2]	1.12	(0.21)	—	(0.21)
Fiscal year ended 3-31-2009[4]	10.00	0.16[2]	(0.58)[2]	(0.42)	(0.08)	(0.12)	(0.20)
Class C Shares							
Fiscal year ended 3-31-2010	9.38	0.30[2]	0.82[2]	1.12	(0.21)	—	(0.21)
Fiscal year ended 3-31-2009[4]	10.00	0.16[2]	(0.58)[2]	(0.42)	(0.08)	(0.12)	(0.20)
Class I Shares							
Fiscal year ended 3-31-2010	9.39	0.40[2]	0.82[2]	1.22	(0.31)	—	(0.31)
Fiscal year ended 3-31-2009[4]	10.00	0.25[2]	(0.57)[2]	(0.32)	(0.17)	(0.12)	(0.29)
Class Y Shares							
Fiscal year ended 3-31-2010	9.39	0.37[2]	0.82[2]	1.19	(0.28)	—	(0.28)
Fiscal year ended 3-31-2009[4]	10.00	0.23[2]	(0.57)[2]	(0.34)	(0.15)	(0.12)	(0.27)

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)For the period from April 4, 2008 (commencement of operations of the class) through March 31, 2009.

(5)Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2010	$ 10.30	12.84%[3]	$89	0.99%	3.95%	1.32%	3.62%	19%
Fiscal year ended 3-31-2009[4]	9.39	-3.35[3]	32	1.01[5]	2.87[5]	1.56[5]	2.32[5]	18
Class B Shares								
Fiscal year ended 3-31-2010	10.29	12.01	6	1.74	3.22	2.00	2.96	19
Fiscal year ended 3-31-2009[4]	9.38	-4.11	6	1.76[5]	1.85[5]	2.16[5]	1.45[5]	18
Class C Shares								
Fiscal year ended 3-31-2010	10.29	12.01	33	1.74	3.20	1.97	2.97	19
Fiscal year ended 3-31-2009[4]	9.38	-4.10	13	1.74[5]	2.03[5]	2.17[5]	1.61[5]	18
Class I Shares								
Fiscal year ended 3-31-2010	10.30	13.13	14	0.74	4.20	0.96	3.98	19
Fiscal year ended 3-31-2009[4]	9.39	-3.11	5	0.76[5]	2.80[5]	1.21[5]	2.35[5]	18
Class Y Shares								
Fiscal year ended 3-31-2010	10.30	12.84	14	0.99	3.96	1.22	3.73	19
Fiscal year ended 3-31-2009[4]	9.39	-3.34	8	1.01[5]	2.65[5]	1.47[5]	2.19[5]	18

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY MORTGAGE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2010	$ 7.73	$0.29[2]	$ 0.64[2]	$ 0.93	$ (0.38)	$ —	$ (0.38)
Fiscal year ended 3-31-2009	9.62	0.35	(1.77)	(1.42)	(0.47)	—	(0.47)
Fiscal year ended 3-31-2008	10.59	0.49	(0.97)	(0.48)	(0.49)	—	(0.49)
Fiscal year ended 3-31-2007	10.44	0.51	0.15	0.66	(0.51)	—	(0.51)
Fiscal year ended 3-31-2006	10.68	0.48	(0.24)	0.24	(0.48)	—	(0.48)
Class B Shares							
Fiscal year ended 3-31-2010	7.73	0.22[2]	0.63[2]	0.85	(0.30)	—	(0.30)
Fiscal year ended 3-31-2009	9.62	0.26	(1.77)	(1.51)	(0.38)	—	(0.38)
Fiscal year ended 3-31-2008	10.59	0.39	(0.97)	(0.58)	(0.39)	—	(0.39)
Fiscal year ended 3-31-2007	10.44	0.40	0.15	0.55	(0.40)	—	(0.40)
Fiscal year ended 3-31-2006	10.68	0.36	(0.24)	0.12	(0.36)	—	(0.36)
Class C Shares							
Fiscal year ended 3-31-2010	7.73	0.25[2]	0.63[2]	0.88	(0.33)	—	(0.33)
Fiscal year ended 3-31-2009	9.62	0.29	(1.77)	(1.48)	(0.41)	—	(0.41)
Fiscal year ended 3-31-2008	10.59	0.41	(0.97)	(0.56)	(0.41)	—	(0.41)
Fiscal year ended 3-31-2007	10.44	0.42	0.15	0.57	(0.42)	—	(0.42)
Fiscal year ended 3-31-2006	10.68	0.38	(0.24)	0.14	(0.38)	—	(0.38)
Class E Shares							
Fiscal year ended 3-31-2010	7.73	0.32[2]	0.64[2]	0.96	(0.41)	—	(0.41)
Fiscal year ended 3-31-2009	9.62	0.34	(1.77)	(1.43)	(0.46)	—	(0.46)
Fiscal year ended 3-31-2008[4]	10.59	0.44	(0.97)	(0.53)	(0.44)	—	(0.44)
Class I Shares							
Fiscal year ended 3-31-2010	7.73	0.34[2]	0.64[2]	0.98	(0.43)	—	(0.43)
Fiscal year ended 3-31-2009	9.62	0.40	(1.77)	(1.37)	(0.52)	—	(0.52)
Fiscal year ended 3-31-2008[4]	10.59	0.57	(0.97)	(0.40)	(0.57)	—	(0.57)
Class Y Shares							
Fiscal year ended 3-31-2010	7.73	0.36[2]	0.60[2]	0.96	(0.41)	—	(0.41)
Fiscal year ended 3-31-2009	9.62	0.38	(1.77)	(1.39)	(0.50)	—	(0.50)
Fiscal year ended 3-31-2008	10.59	0.51	(0.97)	(0.46)	(0.51)	—	(0.51)
Fiscal year ended 3-31-2007	10.44	0.52	0.15	0.67	(0.52)	—	(0.52)
Fiscal year ended 3-31-2006	10.68	0.48	(0.24)	0.24	(0.48)	—	(0.48)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5)Annualized.

(6)For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2010	$ 8.28	12.37%[3]	$130	1.41%	3.73%	—%	—%	268%
Fiscal year ended 3-31-2009	7.73	-15.15[3]	132	1.29	4.32	—	—	149
Fiscal year ended 3-31-2008	9.62	-4.69[3]	256	1.14	4.80	—	—	98
Fiscal year ended 3-31-2007	10.59	6.52[3]	278	1.14	4.90	—	—	121
Fiscal year ended 3-31-2006	10.44	2.24[3]	243	1.05	4.51	1.16	4.40	154
Class B Shares								
Fiscal year ended 3-31-2010	8.28	11.14	4	2.55	2.75	—	—	268
Fiscal year ended 3-31-2009	7.73	-16.06	5	2.33	3.39	—	—	149
Fiscal year ended 3-31-2008	9.62	-5.62	11	2.11	3.82	—	—	98
Fiscal year ended 3-31-2007	10.59	5.45	12	2.16	3.88	—	—	121
Fiscal year ended 3-31-2006	10.44	1.12	11	2.16	3.41	—	—	154
Class C Shares								
Fiscal year ended 3-31-2010	8.28	11.58	6	2.15	3.18	—	—	268
Fiscal year ended 3-31-2009	7.73	-15.77	8	2.02	3.64	—	—	149
Fiscal year ended 3-31-2008	9.62	-5.43	17	1.92	4.02	—	—	98
Fiscal year ended 3-31-2007	10.59	5.69	19	1.93	4.11	—	—	121
Fiscal year ended 3-31-2006	10.44	1.34	19	1.93	3.63	—	—	154
Class E Shares								
Fiscal year ended 3-31-2010	8.28	12.68[3]	—*	1.14	3.95	2.07	3.02	268
Fiscal year ended 3-31-2009	7.73	-15.21[3]	—*	1.38	3.87	1.94	3.31	149
Fiscal year ended 3-31-2008[4]	9.62	-5.20[3]	—*	1.73[5]	4.20[5]	—	—	98[6]
Class I Shares								
Fiscal year ended 3-31-2010	8.28	13.00	1	0.87	4.11	—	—	268
Fiscal year ended 3-31-2009	7.73	-14.70	—*	0.79	4.52	—	—	149
Fiscal year ended 3-31-2008[4]	9.62	-4.05	—*	0.78[5]	5.15[5]	—	—	98[6]
Class Y Shares								
Fiscal year ended 3-31-2010	8.28	12.76	1	1.10	4.72	—	—	268
Fiscal year ended 3-31-2009	7.73	-14.91	3	1.02	4.73	—	—	149
Fiscal year ended 3-31-2008	9.62	-4.57	9	1.01	4.93	—	—	98
Fiscal year ended 3-31-2007	10.59	6.66	13	1.00	5.04	—	—	121
Fiscal year ended 3-31-2006	10.44	2.26	7	1.03	4.53	—	—	154

See Accompanying Notes to Financial Statements.

Ivy Funds (amounts in thousands) MARCH 31, 2010

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Ivy Funds (the Trust) is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. The Trust issues 18 series of capital shares; each series represents ownership of a separate mutual fund (Fund). The investment objective(s), policies and risk factors of each Fund are described more fully in that Fund's prospectus and Statement of Additional Information. The Trust's investment manager is Ivy Investment Management Company (IICO or the Manager).

Each Fund offers Class A, Class B, Class C, Class I and Class Y shares. Certain Funds may offer Class E and/or Class R shares. Class A and Class E shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge but may be subject to a contingent deferred sales charge (CDSC). Class I, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. Advisor Class shares were formerly offered by certain Funds, but are no longer available for sale. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have separate distribution and/or service plans. No such plan has been adopted for Class I or Advisor Class shares. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

The following is a summary of significant accounting policies consistently followed by each Fund.

Securities Valuation. Each Fund calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices. Security prices are based on quotes that are obtained from an independent pricing service approved by the Board of Trustees.

To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities which cannot be valued by the independent pricing service are valued using valuations obtained from dealers that make markets in the securities.

Options and swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at either the mean between the last bid and asked price or using a valuation obtained from a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, are typically valued at the net asset value reported at the close of each business day.

Forward foreign currency contracts are valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service.

Senior loans are valued using a composite price from more than one broker or dealer as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. The Funds, under the supervision of the Board of Trustees, evaluate the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the direction of the Board of Trustees. As of March 31, 2010, the following had aggregate investments valued at fair value as shown:

Fund Name	Total Amount of Fair Valued Securities	Percent of Net Assets
Ivy Cundill Global Value Fund	$12,261	3.60%
Ivy Global Natural Resources Fund	28,253	0.49%
Ivy Bond Fund	21	0.01%

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Upon notification from issuers, some of the distributions received from a real estate investment trust or publicly traded partnership may be redesignated as a reduction of cost of the related investment and/or realized gain.

Securities on a When-Issued or Delayed Delivery Basis.
Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield it considers advantageous. The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed-delivery basis prior to settlement of the original purchase.

Senior Loans. A Fund invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. At March 31, 2010, there were no such unfunded commitments.

Mortgage Dollar Roll Transactions. Certain Funds enter into dollar roll transactions on securities issued or to be issued by the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation, in which the Fund sells mortgage securities and simultaneously agrees to repurchase similar (same type, coupon and maturity) securities at a later date at an agreed upon price. During the period between the sale and repurchase, the Fund forgoes principal and interest paid on the mortgage securities sold. The Fund is compensated from negotiated fees paid by brokers offered as an inducement to the Fund to "roll over" their purchase commitments. These fees are recognized over the roll period and are included in Interest and amortization in the Statement of Operations.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Credit Risk. Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Fund may acquire securities in default, and is not obligated to dispose of securities whose issuers subsequently default.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading, primarily using an independent pricing service authorized by the Board of Trustees.

Repurchase Agreements. Each Fund may purchase securities subject to repurchase agreements, which are instruments under which the Fund purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the agreement, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Fund either delivers collateral or segregates assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the fiscal year ended March 31, 2010, management believes that under this standard no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2006.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund, at a rate equal to the custodian's prime rate less 150 basis points. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the

period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of each Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Concentration of Risk. Certain Funds may have a concentration of risk which includes, but is not limited to, investing in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Management has performed a review for subsequent events through the date this report was issued.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as the Trust's investment manager. IICO provides investment advice, for which services it is paid a fee. The fee is payable by each Fund at the following annual rates and is accrued and paid monthly:

Fund	Net Asset Breakpoints	Annual Rate
Ivy Dividend Opportunities Fund	Up to $1 Billion	0.70%
	Over $1 Billion up to $2 Billion	0.65%
	Over $2 Billion up to $3 Billion	0.60%
	Over $3 Billion	0.55%
Ivy Micro Cap Growth Fund	Up to $1 Billion	0.95%
	Over $1 Billion up to $2 Billion	0.93%
	Over $2 Billion up to $3 Billion	0.90%
	Over $3 Billion	0.86%

Fund (Continued)	Net Asset Breakpoints	Annual Rate
Ivy Small Cap Value Fund	Up to $1 Billion	0.85%
	Over $1 Billion up to $2 Billion	0.83%
	Over $2 Billion up to $3 Billion	0.80%
	Over $3 Billion	0.76%
Ivy Value Fund	Up to $1 Billion	0.70%
	Over $1 Billion up to $2 Billion	0.65%
	Over $2 Billion up to $3 Billion	0.60%
	Over $3 Billion	0.55%
Ivy Managed European/Pacific Fund	None	0.05%
Ivy Managed International Opportunities Fund	None	0.05%
Ivy Cundill Global Value Fund	Up to $500 Million	1.00%
	Over $500 Million up to $1 Billion	0.85%
	Over $1 Billion up to $2 Billion	0.83%
	Over $2 Billion up to $3 Billion	0.80%
	Over $3 Billion	0.76%
Ivy European Opportunities Fund	Up to $250 Million	1.00%
	Over $250 Million up to $500 Million	0.85%
	Over $500 Million	0.75%
Ivy International Balanced Fund	Up to $1 Billion	0.70%
	Over $1 Billion up to $2 Billion	0.65%
	Over $2 Billion up to $3 Billion	0.60%
	Over $3 Billion	0.55%
Ivy International Core Equity Fund	Up to $1 Billion	0.85%
	Over $1 Billion up to $2 Billion	0.83%
	Over $2 Billion up to $3 Billion	0.80%
	Over $3 Billion	0.70%
Ivy International Growth Fund	Up to $1 Billion	0.85%
	Over $1 Billion up to $2 Billion	0.83%
	Over $2 Billion up to $3 Billion	0.80%
	Over $3 Billion	0.70%
Ivy Pacific Opportunities Fund	Up to $500 Million	1.00%
	Over $500 Million up to $1 Billion	0.85%
	Over $1 Billion up to $2 Billion	0.83%
	Over $2 Billion up to $3 Billion	0.80%
	Over $3 Billion	0.76%
Ivy Balanced Fund	Up to $1 Billion	0.70%
	Over $1 Billion up to $2 Billion	0.65%
	Over $2 Billion up to $3 Billion	0.60%
	Over $3 Billion	0.55%
Ivy Global Natural Resources Fund	Up to $500 Million	1.00%
	Over $500 Million up to $1 Billion	0.85%
	Over $1 Billion up to $2 Billion	0.83%
	Over $2 Billion up to $3 Billion	0.80%
	Over $3 Billion	0.76%
Ivy Real Estate Securities Fund	Up to $1 Billion	0.90%
	Over $1 Billion up to $2 Billion	0.87%
	Over $2 Billion up to $3 Billion	0.84%
	Over $3 Billion	0.80%
Ivy Bond Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.50%
	Over $1 Billion up to $1.5 Billion	0.45%
	Over $1.5 Billion	0.40%
Ivy Global Bond Fund	Up to $500 Million	0.625%
	Over $500 Million up to $1 Billion	0.60%
	Over $1 Billion up to $1.5 Billion	0.55%
	Over $1.5 Billion	0.50%
Ivy Mortgage Securities Fund	Up to $500 Million	0.50%
	Over $500 Million up to $1 Billion	0.45%
	Over $1 Billion up to $1.5 Billion	0.40%
	Over $1.5 Billion	0.35%

Effective August 26, 2009, the fee is payable at the following annual rates for Ivy European Opportunities Fund:

Up to $250 Million	0.90%
Over $250 Million up to $500 Million	0.85%
Over $500 Million	0.75%

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds.

Under an agreement between IICO and Mackenzie Financial Corporation (Mackenzie), Mackenzie serves as subadvisor to Ivy Global Natural Resources Fund. Under an agreement between IICO and Mackenzie, Mackenzie also serves as subadvisor to Ivy Cundill Global Value Fund. Mackenzie Cundill Investment Management Ltd. (Cundill) is one of the companies that comprises The Cundill Division of Mackenzie and, under a Memorandum of Understanding with Mackenzie, serves as the investment subadvisor to, and as such provides investment advice to, and generally conducts the investment management program for, Ivy Cundill Global Value Fund. Wall Street Associates serves as subadvisor to Ivy Micro Cap Growth Fund. Advantus Capital Management, Inc. serves as subadvisor to Ivy Real Estate Securities Fund, Ivy Bond Fund and Ivy Mortgage Securities Fund. Each subadvisor makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the Board of Trustees. IICO pays all costs associated with retaining the subadvisors. Effective April 15, 2009, IICO serves as investment manager to Ivy International Balanced Fund. Prior to April 15, 2009, Templeton Investment Counsel, LLC (Templeton) served as subadvisor to Ivy International Balanced Fund. Effective July 1, 2009, IICO serves as investment manager to Ivy European Opportunities Fund. Prior to July 1, 2009, Henderson Global Investors (North America) Inc. served as subadvisor to Ivy European Opportunities Fund.

Accounting Services Fees. Pursuant to a Master Fund Accounting Services Agreement, IICO provides certain accounting and pricing services for each Fund. As of March 31, 2003, IICO assigned its responsibilities under the Accounting Services Agreement to Waddell & Reed Services Company, doing business as WI Services Company (WISC), an indirect subsidiary of WDR. WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund (the Ivy Managed Funds), pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee				
Average Net Asset Level (in millions)				Annual Fee Rate for Each Level
From $ 0	to	$ 10		$ 0
From $ 10	to	$ 25		$ 11.5
From $ 25	to	$ 50		$ 23.1
From $ 50	to	$ 100		$ 35.5
From $ 100	to	$ 200		$ 48.4
From $ 200	to	$ 350		$ 63.2
From $ 350	to	$ 550		$ 82.5
From $ 550	to	$ 750		$ 96.3
From $ 750	to	$ 1,000		$ 121.6
From $ 1,000 and Over				$ 148.5

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed Funds, each Fund pays WISC, for its services, a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee				
Average Net Asset Level (in millions)				Annual Fee Rate for Each Level
From $ 0	to	$ 10		$ 0
From $ 10	to	$ 25		$ 5.748
From $ 25	to	$ 50		$ 11.550
From $ 50	to	$ 100		$ 17.748
From $ 100	to	$ 200		$ 24.198
From $ 200	to	$ 350		$ 31.602
From $ 350	to	$ 550		$ 41.250
From $ 550	to	$ 750		$ 48.150
From $ 750	to	$ 1,000		$ 60.798
From $ 1,000 and Over				$ 74.250

In addition, for each class of shares in excess of one, each of the Ivy Managed Funds pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C, Class E and Advisor Class shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.20 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Non-networked accounts. Each Fund pays WISC an annual fee (payable monthly) for each account of the Fund that is non-networked as shown above; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Ivy Funds and Ivy Funds, Inc.) reaches certain levels.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan. General. Under a Distribution and Service Plan for Class A, Class B, Class C, Class E, Class R and Class Y shares adopted by the Trust on behalf of each Fund (other than the Ivy Managed Funds) and a Distribution and Service Plan for Class A, Class B, Class C, Class E and Class Y shares adopted by the Trust on behalf of the Ivy Managed Funds, each Fund may pay certain amounts pursuant to Rule 12b–1 under the Investment Company Act of 1940.

Class A Shares. Each Fund may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. (IFDI) in an amount not to exceed 0.25% of the Fund's average annual net assets attributable to that class. The fee is to be paid to reimburse IFDI (or compensate IFDI with respect to the Ivy Managed Funds, Ivy Micro Cap Growth Fund and Ivy Global Bond Fund) for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Each Fund may pay IFDI a service fee not to exceed 0.25% of the Fund's average annual net assets attributable to that class. The fee is to be paid to reimburse IFDI (or compensate IFDI with respect to the Ivy Managed Funds, Ivy Micro Cap Growth Fund and Ivy Global Bond Fund) for amounts it expends in connection with the provision of personal services to Fund shareholders and/or maintenance of shareholder accounts. Each Fund may pay IFDI a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate IFDI for its services in connection with the distribution of shares of that class. The Class B Plan and the Class C Plan each permit IFDI to receive compensation, through the distribution fee, for its distribution activities for that class.

Class E Shares. Each Fund may pay IFDI a fee up to 0.25% of the Fund's average annual net assets attributable to that class, paid daily, to compensate IFDI for its costs and expenses in connection with, either directly or through others, the distribution of the Class E shares, the provision of personal services to Class E shareholders and/or maintenance of Class E shareholder accounts.

Class R Shares. Ivy Global Natural Resources Fund and Ivy Real Estate Securities Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund attributable to that class to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal service to Class R shareholders and/or maintenance of Class R shareholder accounts.

Class Y Shares. Each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets attributable to that class to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal service to Class Y shareholders and/or maintenance of Class Y shareholder accounts.

As described above, the Distribution and Service Plan adopted by each Fund (other than the Ivy Managed Funds, Ivy Micro Cap Growth Fund and Ivy Global Bond Fund) provides for the payment of a fee to IFDI to reimburse IFDI for amounts expended and further provides that expenses for a period not reimbursed due to expense limitations may be carried forward to subsequent periods to be reimbursed.

Effective April 1, 2010, the Trust adopted a new Distribution and Service Plan whereby fees will be paid to compensate IFDI. Under this new plan, unreimbursed amounts from prior periods may not be carried forward to subsequent periods. Accordingly, the Funds have not recorded a liability for any unreimbursed fees that existed at March 31, 2010.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for Class A and Class E shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the fiscal year ended March 31, 2010, IFDI received the following amounts in sales commissions and CDSC:

	Gross Sales Commissions	CDSC			
		Class A	Class B	Class C	Class E
Ivy Dividend Opportunities Fund	$ 249	$ 3	$ 10	$ 8	$ —
Ivy Micro Cap Growth Fund	175	—*	—*	—*	—
Ivy Small Cap Value Fund.	315	1	5	2	—
Ivy Value Fund	51	—*	2	1	—
Ivy Managed European/Pacific Fund.	170	—	1	—*	—
Ivy Managed International Opportunities Fund	299	1	3	—*	—
Ivy Cundill Global Value Fund.	269	—*	47	1	—
Ivy European Opportunities Fund	291	1	23	—*	—
Ivy International Balanced Fund	310	—*	13	1	—
Ivy International Core Equity Fund	637	1	10	7	—
Ivy International Growth Fund.	98	—*	8	1	—
Ivy Pacific Opportunities Fund	1,204	1	13	5	—
Ivy Balanced Fund	121	—	14	13	—
Ivy Global Natural Resources Fund.	3,693	14	277	158	—
Ivy Real Estate Securities Fund	290	—*	6	—*	—
Ivy Bond Fund	219	—*	8	3	—
Ivy Global Bond Fund.	174	—*	8	5	—
Ivy Mortgage Securities Fund	108	1	9	2	—

*Not shown due to rounding.

With respect to Class A, Class B, Class C and Class E shares, IFDI pays sales commissions and all expenses in connection with the sale of the Trust's shares, except for registration fees and related expenses. During the fiscal year ended March 31, 2010, the following amounts were paid by IFDI:

Ivy Dividend Opportunities Fund	$ 296
Ivy Micro Cap Growth Fund	153
Ivy Small Cap Value Fund.	352
Ivy Value Fund	73
Ivy Managed European/Pacific Fund.	171
Ivy Managed International Opportunities Fund	249
Ivy Cundill Global Value Fund.	291
Ivy European Opportunities Fund	299
Ivy International Balanced Fund	340
Ivy International Core Equity Fund.	1,044
Ivy International Growth Fund.	119
Ivy Pacific Opportunities Fund.	1,327
Ivy Balanced Fund	221
Ivy Global Natural Resources Fund	5,590
Ivy Real Estate Securities Fund	304
Ivy Bond Fund	238
Ivy Global Bond Fund	323
Ivy Mortgage Securities Fund	113

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the fiscal year ended March 31, 2010 are as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Reduction	Expense Reduced
Ivy Dividend Opportunities Fund							
	Class E	Contractual	8–1–2008	7–31–2011	1.37%	$ 20	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Micro Cap Growth Fund							
	All classes	Contractual	7–31–2009	7–31–2011	NA	$ 37[1]	Investment Management Fee
	Class A	Contractual	7–31–2009	7–31–2011	1.95%	$ 61	12b–1 Fees and/or Shareholder Servicing
	Class I	Contractual	7–31–2009	7–31–2011	1.70%	$ —*	Shareholder Servicing
Ivy Small Cap Value Fund							
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Value Fund							
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Managed European/Pacific Fund							
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Managed International Opportunities Fund							
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —*	12b–1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Reduction	Expense Reduced
Ivy Cundill Global Value Fund							
	Class A	Contractual	6–16–2003	12–31–2011	2.75%	$ —	NA
	Class A	Voluntary	NA	NA	1.90%	$ 53	12b–1 Fees and/or Shareholder Servicing
	Class B	Contractual	6–16–2003	12–31–2011	3.50%	$ —	NA
	Class C	Contractual	6–16–2003	12–31–2011	3.50%	$ —	NA
	Class C	Voluntary	NA	NA	2.55%	$ —	NA
	Class E	Contractual	8–1–2008	7–31–2011	1.59%	$ 4	12b–1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6–16–2003	12–31–2011	2.75%	$ —	NA
	Class Y	Voluntary	NA	NA	1.20%	$ 36	12b–1 Fees and/or Shareholder Servicing
	Advisor Class	Contractual	6–16–2003	12–31–2011	2.50%	$ —	NA
Ivy European Opportunities Fund							
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy International Balanced Fund							
	Class E	Contractual	8–1–2008	7–31–2011	1.33%	$ 11	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy International Core Equity Fund							
	Class A	Contractual	6–16–2003	12–31–2011	2.75%	$ —	NA
	Class B	Contractual	6–16–2003	12–31–2011	3.50%	$ —	NA
	Class C	Contractual	6–16–2003	12–31–2011	3.50%	$ —	NA
	Class E	Contractual	8–1–2008	7–31–2011	1.53%	$ 15	12b–1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6–16–2003	12–31–2011	2.75%	$ —	NA
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy International Growth Fund							
	Class Y	Contractual	8–1–2008	7–31–2011	1.42%	$ 1	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Pacific Opportunities Fund							
	Class A	Contractual	6–16–2003	12–31–2011	2.75%	$ —	NA
	Class B	Contractual	6–16–2003	12–31–2011	3.50%	$ —	NA
	Class C	Contractual	6–16–2003	12–31–2011	3.50%	$ —	NA
	Class Y	Contractual	6–16–2003	12–31–2011	2.75%	$ —	NA
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
	Advisor Class	Contractual	6–16–2003	12–31–2011	2.50%	$ —	NA
Ivy Balanced Fund							
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Global Natural Resources Fund							
	Class A	Contractual	6–16–2003	12–31–2011	2.75%	$ —	NA
	Class A	Voluntary	NA	NA	1.70%	$ —	NA
	Class B	Contractual	6–16–2003	12–31–2011	3.50%	$ —	NA
	Class C	Contractual	6–16–2003	12–31–2011	3.50%	$ —	NA
	Class C	Voluntary	NA	NA	2.40%	$ —	NA
	Class E	Contractual	8–1–2008	7–31–2011	1.27%	$ 55	12b–1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6–16–2003	12–31–2011	2.75%	$ —	NA
	Class Y	Voluntary	NA	NA	1.20%	$549	12b–1 Fees and/or Shareholder Servicing
	Advisor Class	Contractual	6–16–2003	12–31–2011	2.50%	$ —	NA
Ivy Real Estate Securities Fund							
	Class E	Contractual	8–1–2008	7–31–2011	1.67%	$ 8	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Bond Fund							
	Class E	Contractual	8–1–2008	7–31–2011	1.21%	$ 8	12b–1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8–1–2008	7–31–2011	1.21%	$ —	NA
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Global Bond Fund							
	All Classes	Contractual	6–2–2008	7–31–2011	NA	$ 69[2]	Investment Management Fee
	Class A	Contractual	6–2–2008	7–31–2011	0.99%	$161	12b–1 Fees and/or Shareholder Servicing
	Class B	Contractual	6–2–2008	7–31–2011	1.74%	$ 12	12b–1 Fees and/or Shareholder Servicing
	Class C	Contractual	6–2–2008	7–31–2011	1.74%	$ 38	12b–1 Fees and/or Shareholder Servicing
	Class I	Contractual	6–2–2008	7–31–2011	0.74%	$ 15	Shareholder Servicing
	Class Y	Contractual	6–2–2008	7–31–2011	0.99%	$ 19	12b–1 Fees and/or Shareholder Servicing

*Not shown due to rounding.

(1)Due to Class A and/or Class I contractual expense limit, investment management fees were waived for all share classes.

(2)Due to Class A, Class B, Class C, Class E, Class I and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Reduction	Expense Reduced
Ivy Mortgage Securities Fund							
	Class E	Contractual	8–1–2008	7–31–2011	1.14%	$ 3	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2010 are shown as a receivable from affiliate on the Statement of Assets and Liabilities.

3. INVESTMENT VALUATIONS

Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including each Fund's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Fund's investments by the above fair value hierarchy levels as of March 31, 2010:

Fund	Level 1	Level 2	Level 3
Ivy Dividend Opportunities Fund			
Assets			
Investments in Securities			
Common Stocks	$ 249,392	$ —	$ —
Short-Term Securities	—	3,985	—
Total Investments in Securities	$ 249,392	$ 3,985	$ —
Ivy Micro Cap Growth Fund			
Assets			
Investments in Securities			
Common Stocks	$ 26,973	$ —	$ —
Short-Term Securities	—	1,737	—
Total Investments in Securities	$ 26,973	$ 1,737	$ —
Ivy Small Cap Value Fund			
Assets			
Investments in Securities			
Common Stocks	$ 218,050	$ —	$ —
Investment Funds	7,217	—	—
Short-Term Securities	—	18,375	—
Total Investments in Securities	$ 225,267	$ 18,375	$ —
Ivy Value Fund			
Assets			
Investments in Securities			
Common Stocks	$ 64,626	$ —	$ —
Warrants	195	—	—
Short-Term Securities	—	736	—
Total Investments in Securities	$ 64,821	$ 736	$ —
Liabilities			
Written Options	$ 43	$ —	$ 34
Ivy Managed European/Pacific Fund			
Assets			
Investments in Securities			
Affiliated Mutual Funds	$ 79,637	$ —	$ —
Short-Term Securities	—	74	—
Total Investments in Securities	$ 79,637	$ 74	$ —
Ivy Managed International Opportunities Fund			
Assets			
Investments in Securities			
Affiliated Mutual Funds	$ 160,729	$ —	$ —
Short-Term Securities	—	324	—
Total Investments in Securities	$ 160,729	$ 324	$ —

Fund (Continued)	Level 1	Level 2	Level 3
Ivy Cundill Global Value Fund			
Assets			
Investments in Securities			
Common Stocks	$ 291,806	$ —	$12,261
Preferred Stocks	12,956	—	—
Warrants	5,373	—	—
Short-Term Securities	—	17,926	—
Total Investments in Securities	**$ 310,135**	**$ 17,926**	**$12,261**
Forward Foreign Currency Contracts	$ —	$ 5,780	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 578	$ —
Ivy European Opportunities Fund			
Assets			
Investments in Securities			
Common Stocks	$ 244,700	$ —	$ —
Short-Term Securities	—	8,310	—
Total Investments in Securities	**$ 244,700**	**$ 8,310**	**$ —**
Forward Foreign Currency Contracts	$ —	$ 586	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 404	$ —
Ivy International Balanced Fund			
Assets			
Investments in Securities			
Common Stocks	$ 177,873	$ —	$ —
Corporate Debt Securities	—	34,265	—
Other Government Securities	—	46,956	—
Short-Term Securities	—	5,915	—
Total Investments in Securities	**$ 177,873**	**$ 87,136**	**$ —**
Forward Foreign Currency Contracts	$ —	$ 538	$ —
Ivy International Core Equity Fund			
Assets			
Investments in Securities			
Common Stocks	$ 701,764	$ —	$ —
Short-Term Securities	—	7,347	—
Total Investments in Securities	**$ 701,764**	**$ 7,347**	**$ —**
Ivy International Growth Fund			
Assets			
Investments in Securities			
Common Stocks	$ 178,194	$ —	$ —
Preferred Stocks	4,830	—	—
Short-Term Securities	—	6,537	—
Total Investments in Securities	**$ 183,024**	**$ 6,537**	**$ —**
Forward Foreign Currency Contracts	$ —	$ 1,554	$ —
Ivy Pacific Opportunities Fund			
Assets			
Investments in Securities			
Common Stocks	$ 651,597	$ —	$ —
Investment Funds	—	—	2,355
Rights	—	476	—
Short-Term Securities	—	17,513	—
Total Investments in Securities	**$ 651,597**	**$ 17,989**	**$ 2,355**
Forward Foreign Currency Contracts	$ —	$ 1,751	$ —

Fund (Continued)	Level 1	Level 2	Level 3
Ivy Balanced Fund			
Assets			
Investments in Securities			
Common Stocks	$ 121,582	$ —	$ —
Corporate Debt Securities	—	32,777	—*
Other Government Securities	—	764	—
United States Government Agency Obligations	—	2,849	—
United States Government Obligations	—	9,016	—
Short-Term Securities	—	4,047	—
Total Investments in Securities	**$ 121,582**	**$ 49,453**	**$ —***
Ivy Global Natural Resources Fund			
Assets			
Investments in Securities			
Common Stocks	$5,295,110	$ 10,759	$ 7,260
Preferred Stocks	138,453	—	12,565
Call Options	323,700	—	—
Corporate Debt Securities	—	—	8,428
Short-Term Securities	—	33,607	—
Total Investments in Securities	**$5,757,263**	**$ 44,366**	**$28,253**
Forward Foreign Currency Contracts	$ —	$ 2,039	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 5,468	$ —
Ivy Real Estate Securities Fund			
Assets			
Investments in Securities			
Common Stocks	$ 294,767	$ —	$ —
Preferred Stocks	1,633	—	—
Short-Term Securities	—	10,160	—
Total Investments in Securities	**$ 296,400**	**$ 10,160**	**$ —**
Ivy Bond Fund			
Assets			
Investments in Securities			
Preferred Stocks	$ —	$ 297	$ —
Corporate Debt Securities	—	102,174	4,319
Other Government Securities	—	3,556	—
United States Government Agency Obligations	—	58,080	—
United States Government Obligations	—	22,993	—
Short-Term Securities	—	34,441	—
Total Investments in Securities	**$ —**	**$221,541**	**$ 4,319**
Futures Contracts	$ 4	$ —	$ —
Liabilities			
Futures Contracts	$ 159	$ —	$ —

Not shown due to rounding.

Fund (Continued)	Level 1	Level 2	Level 3
Ivy Global Bond Fund			
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 109,991	$ 205
Other Government Securities	—	4,485	347
United States Government Agency Obligations	—	7,911	—
United States Government Obligations	—	24,975	—
Short-Term Securities	—	4,171	—
Total Investments in Securities	$ —	$ 151,533	$ 552
Forward Foreign Currency Contracts	$ —	$ 24	$ —
Liabilities			
Forward Foreign Currency Contracts . . .	$ —	$ 286	$ —

Fund (Continued)	Level 1	Level 2	Level 3
Ivy Mortgage Securities Fund			
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 31,030	$ 3,902
United States Government Agency Obligations	—	95,847	—
United States Government Obligations	—	535	—
Short-Term Securities	—	40,618	—
Total Investments in Securities	$ —	$ 168,030	$ 3,902
Liabilities			
Futures Contracts	$ 34	$ —	$ —

The following tables are a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

Fund	Common Stocks	Preferred Stocks	Investment Funds	Corporate Debt Securities	Other Government Securities	Written Options
Ivy Value Fund						
Beginning Balance 4–1–09	$ —	$ —	$ —	$ —	$ —	$ —
Net realized gain (loss)	—	—	—	—	—	—
Net unrealized appreciation (depreciation) . . .	—	—	—	—	—	(18)
Purchases	—	—	—	—	—	(16)
Sales	—	—	—	—	—	—
Transfers into Level 3 during the period	—	—	—	—	—	—
Transfers out of Level 3 during the period	—	—	—	—	—	—
Ending Balance 3–31–10	$ —	$ —	$ —	$ —	$ —	$ (34)
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–10	$ —	$ —	$ —	$ —	$ —	$ (18)
Ivy Cundill Global Value Fund						
Beginning Balance 4–1–09	$ —	$ —	$ —	$ —	$ —	$ —
Net realized gain (loss)	—	—	—	—	—	—
Net unrealized appreciation (depreciation) . . .	(480)	—	—	—	—	—
Purchases	12,741	—	—	—	—	—
Sales	—	—	—	—	—	—
Transfers into Level 3 during the period	—	—	—	—	—	—
Transfers out of Level 3 during the period	—	—	—	—	—	—
Ending Balance 3–31–10	$ 12,261	$ —	$ —	$ —	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–10	$ (480)	$ —	$ —	$ —	$ —	$ —
Ivy Pacific Opportunities Fund						
Beginning Balance 4–1–09	$ —	$ —	$ 1,290	$ —	$ —	$ (585)
Net realized gain (loss)	—	—	—	—	—	122
Net unrealized appreciation (depreciation) . . .	—	—	1,065	—	—	34
Purchases	—	—	—	—	—	—
Sales	—	—	—	—	—	429
Transfers into Level 3 during the period	—	—	—	—	—	—
Transfers out of Level 3 during the period	—	—	—	—	—	—
Ending Balance 3–31–10	$ —	$ —	$ 2,355	$ —	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–10	$ —	$ —	$ 1,065	$ —	$ —	$ —

Fund (Continued)	Common Stocks	Preferred Stocks	Investment Funds	Corporate Debt Securities	Other Government Securities	Written Options
Ivy Balanced Fund						
Beginning Balance 4–1–09	$ —	$ —	$ —	$ —*	$ —	$ —
Net realized gain (loss)	—	—	—	7	—	—
Net unrealized appreciation (depreciation)	—	—	—	4	—	—
Purchases	—	—	—	—	—	—
Sales	—	—	—	(11)	—	—
Transfers into Level 3 during the period	—	—	—	—	—	—
Transfers out of Level 3 during the period	—	—	—	—	—	—
Ending Balance 3–31–10	$ —	$ —	$ —	$ —*	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–10	$ —	$ —	$ —	$4	$ —	$ —
Ivy Global Natural Resources Fund						
Beginning Balance 4–1–09	$ 8,712	$ 17,920	$ —	$ 3,826	$ —	$ —
Net realized gain (loss)	—	—	—	—	—	—
Net unrealized appreciation (depreciation)	(1,452)	(5,355)	—	4,602	—	—
Purchases	—	—	—	—	—	—
Sales	—	—	—	—	—	—
Transfers into Level 3 during the period	—	—	—	—	—	—
Transfers out of Level 3 during the period	—	—	—	—	—	—
Ending Balance 3–31–10	$ 7,260	$ 12,565	$ —	$ 8,428	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–10	$ (1,452)	$ (5,355)	$ —	$ 4,602	$ —	$ —
Ivy Bond Fund						
Beginning Balance 4–1–09	$ —	$ —	$ —	$ 792	$ —	$ —
Net realized gain (loss)	—	—	—	91	—	—
Net unrealized appreciation (depreciation)	—	—	—	517	—	—
Purchases	—	—	—	3,156	—	—
Sales	—	—	—	(237)	—	—
Transfers into Level 3 during the period	—	—	—	—	—	—
Transfers out of Level 3 during the period	—	—	—	—	—	—
Ending Balance 3–31–10	$ —	$ —	$ —	$ 4,319	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–10	$ —	$ —	$ —	$ 517	$ —	$ —
Ivy Global Bond Fund						
Beginning Balance 4–1–09	$ —	$ —	$ —	$ —	$ 256	$ —
Net realized gain (loss)	—	—	—	—	—	—
Net unrealized appreciation (depreciation)	—	—	—	43	91	—
Purchases	—	—	—	—	—	—
Sales	—	—	—	—	—	—
Transfers into Level 3 during the period	—	—	—	—	—	—
Transfers out of Level 3 during the period	—	—	—	162	—	—
Ending Balance 3–31–10	$ —	$ —	$ —	$ 205	$ 347	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–10	$ —	$ —	$ —	$ 43	$ 91	$ —

*Not shown due to rounding.

Fund (Continued)	Common Stocks	Preferred Stocks	Investment Funds	Corporate Debt Securities	Other Government Securities	Written Options
Ivy Mortgage Securities						
Beginning Balance 4–1–09	$ —	$ —	$ —	$ 3,610	$ —	$ —
Net realized gain (loss).	—	—	—	(279)	—	—
Net unrealized appreciation (depreciation) . . .	—	—	—	928	—	—
Purchases	—	—	—	—	—	—
Sales	—	—	—	(706)	—	—
Transfers into Level 3 during the period	—	—	—	349	—	—
Transfers out of Level 3 during the period	—	—	—	—	—	—
Ending Balance 3–31–10	$ —	$ —	$ —	$ 3,902	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–10	$ —	$ —	$ —	$ 924	$ —	$ —

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the value at the later of the beginning of the fiscal period or the purchase date of the security.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of March 31, 2010, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

As shown above, the Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

Securities' values included in the reconciliations above have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

4. INVESTMENT SECURITIES TRANSACTIONS

For the fiscal year ended March 31, 2010, the cost of purchases and the proceeds from maturities and sales of investment securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
Ivy Dividend Opportunities Fund.	$ 102,428	$ 104,834
Ivy Micro Cap Growth Fund	30,997	14,380
Ivy Small Cap Value Fund	203,799	166,145
Ivy Value Fund.	45,566	39,056
Ivy Managed European/Pacific Fund	21,005	8,512
Ivy Managed International Opportunities Fund	36,369	12,209
Ivy Cundill Global Value Fund	109,668	178,682
Ivy European Opportunities Fund	226,605	242,017
Ivy International Balanced Fund	301,812	299,525
Ivy International Core Equity Fund	775,551	439,133
Ivy International Growth Fund	145,460	127,805
Ivy Pacific Opportunities Fund	553,043	437,977
Ivy Balanced Fund	89,030	103,898
Ivy Global Natural Resources Fund.	5,405,024	4,795,189
Ivy Real Estate Securities Fund	166,055	168,063
Ivy Bond Fund	134,916	96,129
Ivy Global Bond Fund.	81,816	15,655
Ivy Mortgage Securities Fund	3,791	32,713

Purchases of and proceeds from maturities and sales of U.S. Government securities were as follows:

	Purchases	Sales
Ivy Balanced Fund	$ —	$ 1,361
Ivy Bond Fund	508,386	484,578
Ivy Global Bond Fund.	31,037	826
Ivy Mortgage Securities Fund	363,439	353,637

5. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, cost of investments owned at March 31, 2010 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of investments	Gross appreciation	Gross depreciation	Net unrealized appreciation (depreciation)
Ivy Dividend Opportunities Fund	$ 214,728	$ 39,328	$ 679	$ 38,649
Ivy Micro Cap Growth Fund	23,922	5,175	387	4,788
Ivy Small Cap Value Fund	198,657	45,619	634	44,985
Ivy Value Fund	55,282	11,641	1,366	10,275
Ivy Managed European/Pacific Fund	80,963	3,316	4,568	(1,252)
Ivy Managed International Opportunities Fund	172,568	2,410	13,925	(11,515)
Ivy Cundill Global Value Fund	288,072	68,220	15,970	52,250
Ivy European Opportunities Fund	238,381	31,469	16,840	14,629
Ivy International Balanced Fund	244,086	26,185	5,262	20,923
Ivy International Core Equity Fund	659,793	64,576	15,258	49,318
Ivy International Growth Fund	168,100	27,384	5,923	21,461
Ivy Pacific Opportunities Fund	550,406	154,337	33,498	120,839
Ivy Balanced Fund	137,457	33,947	369	33,578
Ivy Global Natural Resources Fund	5,300,986	960,284	431,388	528,896
Ivy Real Estate Securities Fund	255,313	58,546	7,299	51,247
Ivy Bond Fund	226,001	6,142	6,283	(141)
Ivy Global Bond Fund	145,704	7,278	897	6,381
Ivy Mortgage Securities Fund	199,911	3,338	31,317	(27,979)

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended March 31, 2010 and the related net capital losses and post-October activity were as follows:

	Ivy Dividend Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Value Fund	Ivy Managed European/ Pacific Fund	Ivy Managed International Opportunities Fund
Net ordinary income	$2,334	$1,312	$—	$ 23	$—	$341
Distributed ordinary income	1,925	572	—	83	21	341
Undistributed ordinary income	505	740	—	—	—	—
Realized long term capital gains	—	304	—	—	—	—
Distributed long term capital gains	—	—	—	—	—	—
Undistributed long term capital gains	—	304	—	—	—	—
Tax return of capital	—	—	—	75	92	272
Post-October losses deferred	—	—	1	958	—	1

	Ivy Cundill Global Value Fund	Ivy European Opportunities Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Pacific Opportunities Fund
Net ordinary income	$2,054	$4,765	$ —	$5,022	$1,650	$ —
Distributed ordinary income	2,145	4,116	392	4,695	1,508	—
Undistributed ordinary income	—	649	—	649	244	—
Realized long term capital gains	—	—	—	—	—	—
Distributed long term capital gains	—	—	—	—	—	—
Undistributed long term capital gains	—	—	—	—	—	—
Tax return of capital	666	—	—	—	—	—
Post-October losses deferred	8,308	1,274	655	5,722	57	8,696

	Ivy Balanced Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Bond Fund	Ivy Global Bond Fund	Ivy Mortgage Securities Fund
Net ordinary income....................	$1,974	$ —	$ 4,044	$5,288	$ 3,185	$ 6,728
Distributed ordinary income	1,954	—	4,165	5,246	3,133	6,716
Undistributed ordinary income	87	—	714	67	316	76
Realized long term capital gains.............	—	—	—	—	—	—
Distributed long term capital gains	—	—	—	—	—	—
Undistributed long term capital gains	—	—	—	—	—	—
Post-October losses deferred	—	14,246	5,124	874	174	6,813

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses). Distributions shown above may be reported differently to individual shareholders.

Capital loss carryovers are available to offset future net realized gains incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following tables show the totals by year in which the capital loss carryovers will expire if not utilized.

	Ivy Dividend Opportunities Fund	Ivy Small Cap Value Fund	Ivy Value Fund	Ivy Managed European/ Pacific Fund	Ivy Managed International Opportunities Fund	Ivy Cundill Global Value Fund
March 31, 2017........................	$ 5,985	$16,843	$4,155	$ 3	$ 2	$ 16,673
March 31, 2018........................	36,103	—	1,766	16,286	11,127	83,613
Total carryover........................	$42,088	$16,843	$5,921	$16,289	$11,129	$100,286

	Ivy European Opportunities Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Pacific Opportunities Fund	Ivy Balanced Fund
March 31, 2011........................	$ —	$ —	$ —	$47,214	$ —	$ —
March 31, 2017........................	49,771	—	35,471	8,672	31,589	606
March 31, 2018........................	131,892	66,135	7,599	23,988	32,066	5,242
Total carryover........................	$181,663	$66,135	$43,070	$79,874	$63,655	$5,848

	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Bond Fund	Ivy Global Bond Fund	Ivy Mortgage Securities Fund
March 31, 2014........................	$ —	$ —	$ —	$ —	$ 164
March 31, 2015........................	—	—	335	—	484
March 31, 2016........................	—	—	—	—	902
March 31, 2017........................	483,760	6,148	2,157	—	6,969
March 31, 2018........................	1,574,489	83,379	259	240	30,194
Total carryover........................	$2,058,249	$89,527	$2,751	$ 240	$38,713

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

At March 31, 2010, the following reclassifications were made: Ivy Dividend Opportunities Fund reclassified permanent differences relating to differing treatments of partnership transactions; Ivy Micro Cap Growth Fund reclassified permanent differences relating to differing treatments of PFIC transactions; Ivy Small Cap Value Fund reclassified permanent differences relating to differing treatments of net operating losses and partnership transactions; Ivy Value Fund reclassified permanent differences relating to differing treatments of partnership transactions and return of capital; Ivy Managed European/Pacific Fund reclassified permanent differences relating to differing treatments of net operating losses and return of capital; Ivy Managed International Opportunities Fund reclassified permanent differences relating to differing treatments of return of capital; Ivy Cundill Global Value Fund reclassified permanent differences relating to differing treatments of return of capital; Ivy European Opportunities Fund reclassified permanent differences relating to differing treatments of PFIC transactions; Ivy International Balanced Fund reclassified permanent differences relating to differing treatments of net operating losses, foreign currency gains and losses and settlement payments received; Ivy International Core Equity Fund reclassified permanent differences relating to differing treatments of settlement payments received; Ivy International Growth Fund reclassified permanent differences relating to differing treatments of expired capital loss carryovers and settlement payments received; Ivy Pacific Opportunities Fund reclassified permanent differences relating to differing treatments of net operating losses, expired capital loss carryovers, settlement payments received and PFIC transactions; Ivy Balanced Fund reclassified permanent differences relating to differing treatments of partnership transactions and mortgage-backed security paydowns; Ivy Global Natural Resources Fund reclassified permanent differences relating to differing treatments of net operating losses, partnership transactions, expired capital loss carryovers and PFIC transactions; Ivy Bond Fund reclassified permanent differences relating to differing treatments of mortgage-backed security paydowns; Ivy Global Bond Fund reclassified permanent differences relating to differing treatments of mortgage-backed security paydowns and foreign currency gains and losses; and Ivy Mortgage Securities Fund reclassified permanent differences relating to differing treatments of mortgage-backed security paydowns.

6. MULTICLASS OPERATIONS

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class. Transactions in shares of beneficial interest were as follows:

| | For the fiscal year ended March 31, | | | |
| | 2010 | | 2009 | |
Ivy Dividend Opportunities Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	4,719	$ 57,787	9,915	$ 124,798
Class B.	174	2,117	507	6,136
Class C.	810	9,852	4,154	48,546
Class E.	44	548	59	818
Class I.	496	5,832	325	3,526
Class Y.	496	6,114	1,955	28,123
Shares issued in reinvestment of distributions to shareholders:				
Class A.	118	1,481	123	1,394
Class B.	—*	6	—	—
Class C.	7	91	9	92
Class E.	2	20	1	14
Class I.	3	36	2	24
Class Y.	11	135	13	149
Shares redeemed:				
Class A.	(4,971)	(61,276)	(5,736)	(68,671)
Class B.	(302)	(3,686)	(273)	(3,317)
Class C.	(1,430)	(16,999)	(1,906)	(21,102)
Class E.	(28)	(350)	(21)	(284)
Class I.	(280)	(3,420)	(118)	(1,212)
Class Y.	(846)	(10,404)	(1,247)	(15,276)
Net increase (decrease)	(977)	$ (12,116)	7,762	$ 103,758

Not shown due to rounding.

	For the fiscal year ended March 31,			
	2010		2009	
Ivy Micro Cap Growth Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	1,940	$ 26,246	34	$ 3,336
Class B.	29	379	2	168
Class C.	92	1,236	1	148
Class I.	49	708	1	100
Class Y.	1	21	1	100
Shares issued in reinvestment of distributions to shareholders:				
Class A.	38	513	—	—
Class B.	1	9	—	—
Class C.	2	21	—	—
Class I.	1	11	—	—
Class Y.	—*	4	—	—
Shares redeemed:				
Class A.	(560)	(7,781)	(1)	(59)
Class B.	(17)	(230)	—*	(6)
Class C.	(26)	(363)	—	—
Class I.	(32)	(455)	—	—
Class Y.	(12)	(168)	—	—
Net increase.	1,506	$ 20,151	38	$ 3,787

	For the fiscal year ended March 31,			
	2010		2009	
Ivy Small Cap Value Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	5,773	$ 74,204	6,391	$ 71,301
Class B.	190	2,416	126	1,337
Class C.	469	5,715	466	4,985
Class E.	—	—	—	—
Class I.	149	2,019	38	439
Class Y.	1,495	18,256	189	2,177
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	—	—
Class B.	—	—	—	—
Class C.	—	—	—	—
Class E.	—	—	—	—
Class I.	—	—	—	—
Class Y.	—	—	—	—
Shares redeemed:				
Class A.	(2,991)	(37,836)	(3,710)	(41,488)
Class B.	(109)	(1,272)	(160)	(1,705)
Class C.	(177)	(2,088)	(415)	(4,481)
Class E.	—	—	—	—
Class I.	(96)	(1,332)	(15)	(165)
Class Y.	(1,054)	(13,856)	(410)	(4,964)
Net increase.	3,649	$ 46,226	2,500	$ 27,436

*Not shown due to rounding.

| | For the fiscal year ended March 31, | | | |
| | 2010 | | 2009 | |
Ivy Value Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	1,241	$ 17,054	1,010	$ 12,636
Class B.	45	601	44	582
Class C.	206	2,847	161	1,887
Class E.	—	—	—	—
Class I.	11	145	—	—
Class Y.	18	226	15	193
Shares issued in reinvestment of distributions to shareholders:				
Class A.	11	143	31	376
Class B.	—	—	—	—
Class C.	—	—	—	—
Class E.	—*	1	—*	1
Class I.	—*	1	—*	1
Class Y.	—*	2	—*	5
Shares redeemed:				
Class A.	(1,045)	(13,932)	(1,197)	(15,616)
Class B.	(75)	(956)	(104)	(1,406)
Class C.	(83)	(1,091)	(166)	(2,032)
Class E.	—	—	—	—
Class I.	(2)	(24)	—	—
Class Y.	(9)	(123)	(7)	(102)
Net increase (decrease)	318	$ 4,894	(213)	$ (3,475)

| | For the fiscal year ended March 31, | | | |
| | 2010 | | 2009 | |
Ivy Managed European/Pacific Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	3,910	$ 27,875	4,178	$ 30,391
Class B.	85	589	74	535
Class C.	119	843	144	986
Class E.	—	—	—	—
Class I.	3	21	—	—
Class Y.	97	624	18	127
Shares issued in reinvestment of distributions to shareholders:				
Class A.	14	108	855	4,454
Class B.	—	—	17	88
Class C.	—*	—*	24	126
Class E.	—*	—*	3	14
Class I.	—*	—*	3	14
Class Y.	—*	2	5	24
Shares redeemed:				
Class A.	(2,273)	(15,908)	(2,542)	(15,898)
Class B.	(37)	(254)	(66)	(428)
Class C.	(73)	(526)	(163)	(1,098)
Class E.	—	—	—	—
Class I.	(1)	(12)	—	—
Class Y.	(90)	(639)	(6)	(36)
Net increase.	1,754	$ 12,723	2,544	$ 19,299

*Not shown due to rounding.

For the fiscal year ended March 31,				
	2010		**2009**	
Ivy Managed International Opportunities Fund	**Shares**	**Value**	**Shares**	**Value**
Shares issued from sale of shares:				
Class A.	6,283	$ 48,593	8,369	$ 66,366
Class B.	117	893	192	1,593
Class C.	182	1,409	272	2,147
Class E.	—	—	—	—
Class I	—*	1	—	—
Class Y.	8	66	12	90
Shares issued in reinvestment of distributions to shareholders:				
Class A.	72	602	968	5,990
Class B.	—	—	24	147
Class C.	—	—	29	179
Class E.	—*	1	1	9
Class I	—*	1	2	10
Class Y.	—*	2	3	20
Shares redeemed:				
Class A.	(3,338)	(25,591)	(4,338)	(29,282)
Class B.	(110)	(823)	(161)	(1,109)
Class C.	(96)	(726)	(180)	(1,203)
Class E.	—	—	—	—
Class I	—	—	—	—
Class Y.	(14)	(98)	(11)	(68)
Net increase.	**3,104**	**$ 24,330**	**5,182**	**$ 44,889**

For the fiscal year ended March 31,				
	2010		**2009**	
Ivy Cundill Global Value Fund	**Shares**	**Value**	**Shares**	**Value**
Shares issued from sale of shares:				
Class A.	2,323	$ 25,843	4,131	$ 44,244
Class B.	78	841	146	1,521
Class C.	150	1,615	991	9,380
Class E.	7	76	9	98
Class I	338	3,733	442	4,125
Class Y.	1,205	13,194	790	7,779
Advisor Class	—*	—*	—*	—*
Shares issued in reinvestment of distributions to shareholders:				
Class A.	180	2,147	79	732
Class B.	5	54	—	—
Class C.	17	200	—*	—*
Class E.	—*	5	—	—
Class I	5	56	5	44
Class Y.	15	177	3	32
Advisor Class	2	31	2	19
Shares redeemed:				
Class A.	(6,496)	(71,582)	(14,179)	(152,322)
Class B.	(576)	(6,176)	(948)	(9,808)
Class C.	(1,496)	(16,031)	(4,019)	(42,646)
Class E.	(6)	(64)	(4)	(46)
Class I	(311)	(3,606)	(172)	(1,620)
Class Y.	(911)	(9,444)	(412)	(4,293)
Advisor Class	(78)	(959)	(9)	(116)
Net decrease	**(5,549)**	**$ (59,890)**	**(13,145)**	**$(142,877)**

Not shown due to rounding.

| | For the fiscal year ended March 31, | | | |
| | 2010 | | 2009 | |
Ivy European Opportunities Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	2,050	$ 42,145	2,213	$ 56,851
Class B	30	562	55	1,345
Class C	43	835	111	2,732
Class E	—	—	—	—
Class I	463	9,384	637	17,722
Class Y	26	536	31	708
Advisor Class	—*	7	3	49
Shares issued in reinvestment of distributions to shareholders:				
Class A	135	2,905	1,344	22,503
Class B	4	87	82	1,324
Class C	10	205	140	2,264
Class E	—*	1	—*	8
Class I	30	657	323	5,390
Class Y	3	55	18	298
Advisor Class	—*	6	3	48
Shares redeemed:				
Class A	(2,351)	(46,884)	(5,798)	(137,515)
Class B	(157)	(2,991)	(670)	(17,142)
Class C	(261)	(5,039)	(809)	(19,036)
Class E	—	—	—	—
Class I	(458)	(9,025)	(932)	(15,633)
Class Y	(34)	(709)	(53)	(1,237)
Advisor Class	(14)	(271)	(13)	(336)
Net decrease	(481)	$ (7,534)	(3,315)	$ (79,657)

| | For the fiscal year ended March 31, | | | |
| | 2010 | | 2009 | |
Ivy International Balanced Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	3,260	$ 41,062	4,904	$ 63,328
Class B	90	1,146	280	4,260
Class C	260	3,307	953	12,940
Class E	25	323	34	466
Class I	721	9,104	1,567	21,082
Class Y	362	4,703	98	1,332
Shares issued in reinvestment of distributions to shareholders:				
Class A	22	256	1,261	14,400
Class B	—*	2	54	607
Class C	2	26	184	2,080
Class E	—*	2	6	68
Class I	8	91	381	4,236
Class Y	—*	3	7	81
Shares redeemed:				
Class A	(3,217)	(40,021)	(8,663)	(105,959)
Class B	(168)	(2,025)	(481)	(6,180)
Class C	(567)	(6,935)	(1,632)	(19,469)
Class E	(8)	(103)	(9)	(99)
Class I	(1,033)	(12,549)	(1,138)	(10,971)
Class Y	(78)	(953)	(180)	(2,455)
Net decrease	(321)	$ (2,561)	(2,374)	$ (20,253)

*Not shown due to rounding.

	For the fiscal year ended March 31,			
	2010		**2009**	
Ivy International Core Equity Fund	**Shares**	**Value**	**Shares**	**Value**
Shares issued from sale of shares:				
Class A.	18,511	$256,235	10,066	$129,605
Class B.	627	7,896	282	3,806
Class C.	3,583	45,934	1,614	20,174
Class E.	59	815	31	417
Class I.	3,516	48,872	2,378	25,849
Class Y.	7,780	106,435	878	11,125
Shares issued in reinvestment of distributions to shareholders:				
Class A.	159	2,319	718	7,086
Class B.	1	17	28	253
Class C.	15	196	117	1,064
Class E.	1	14	4	35
Class I.	52	753	167	1,653
Class Y.	66	972	46	461
Shares redeemed:				
Class A.	(5,738)	(77,394)	(7,730)	(88,233)
Class B.	(231)	(2,809)	(420)	(4,623)
Class C.	(737)	(9,156)	(1,245)	(13,814)
Class E.	(11)	(151)	(10)	(127)
Class I.	(710)	(9,820)	(465)	(4,510)
Class Y.	(3,091)	(43,629)	(375)	(4,297)
Net increase.	**23,852**	**$327,499**	**6,084**	**$ 85,924**

	For the fiscal year ended March 31,			
	2010		**2009**	
Ivy International Growth Fund	**Shares**	**Value**	**Shares**	**Value**
Shares issued from sale of shares:				
Class A.	620	$ 16,344	835	$ 23,301
Class B.	23	548	30	833
Class C.	67	1,586	73	1,996
Class E.	—	—	—*	—*
Class I.	546	14,284	266	7,783
Class Y.	29	769	23	699
Shares issued in reinvestment of distributions to shareholders:				
Class A.	30	845	46	966
Class B.	—*	7	—*	6
Class C.	3	71	4	71
Class E.	—*	1	—*	1
Class I.	14	383	11	240
Class Y.	1	32	1	24
Shares redeemed:				
Class A.	(700)	(18,278)	(1,179)	(31,022)
Class B.	(66)	(1,520)	(128)	(3,209)
Class C.	(223)	(5,270)	(363)	(9,058)
Class E.	—	—	—	—
Class I.	(88)	(2,370)	(83)	(1,891)
Class Y.	(16)	(425)	(23)	(595)
Net increase (decrease)	**240**	**$ 7,007**	**(487)**	**$ (9,855)**

*Not shown due to rounding.

| | For the fiscal year ended March 31, | | | |
| | 2010 | | 2009 | |
Ivy Pacific Opportunities Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	17,506	$ 233,164	7,164	$ 90,572
Class B	504	5,836	195	2,086
Class C	1,527	18,246	330	3,955
Class E	—	—	—	—
Class I	2,633	36,542	2,644	27,480
Class Y	421	5,577	184	2,414
Advisor Class	—	—	—	—
Shares issued in reinvestment of distributions to shareholders:				
Class A	—	—	4,898	41,588
Class B	—	—	250	1,883
Class C	—	—	354	2,719
Class E	—	—	2	12
Class I	—	—	587	5,049
Class Y	—	—	79	675
Advisor Class	—	—	1	8
Shares redeemed:				
Class A	(9,929)	(135,419)	(11,804)	(139,228)
Class B	(499)	(5,991)	(471)	(5,089)
Class C	(835)	(10,330)	(1,067)	(11,766)
Class E	—	—	—	—
Class I	(758)	(10,791)	(422)	(4,168)
Class Y	(232)	(3,252)	(225)	(2,911)
Advisor Class	—	—	(2)	(21)
Net increase	10,338	$ 133,582	2,697	$ 15,258

| | For the fiscal year ended March 31, | | | |
| | 2010 | | 2009 | |
Ivy Balanced Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	1,173	$ 17,681	5,610	$ 78,310
Class B	146	2,204	262	3,681
Class C	768	11,536	7,295	101,321
Class E	—	—	—	—
Class I	442	6,128	63	829
Class Y	713	10,646	2,931	41,647
Shares issued in reinvestment of distributions to shareholders:				
Class A	62	950	48	695
Class B	2	26	—*	6
Class C	13	193	5	63
Class E	—*	1	—*	1
Class I	—*	5	—*	2
Class Y	34	519	24	342
Shares redeemed:				
Class A	(1,654)	(24,559)	(4,178)	(57,174)
Class B	(92)	(1,382)	(107)	(1,500)
Class C	(2,021)	(29,567)	(3,792)	(50,871)
Class E	—	—	—	—
Class I	(324)	(4,688)	(58)	(815)
Class Y	(1,284)	(18,175)	(1,636)	(22,457)
Net increase (decrease)	(2,022)	$ (28,482)	6,467	$ 94,080

*Not shown due to rounding.

| | For the fiscal year ended March 31, | | | |
| | 2010 | | 2009 | |
Ivy Global Natural Resources Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	61,624	$ 999,713	58,691	$ 1,228,279
Class B.	1,629	23,708	1,981	34,929
Class C.	18,926	270,539	15,393	284,690
Class E.	108	1,813	88	2,141
Class I.	54,828	927,446	24,132	460,737
Class R.	2,017	33,482	1,394	29,031
Class Y.	26,170	428,519	15,701	311,971
Advisor Class	—	—	1	10
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	39,332	403,157
Class B.	—	—	3,095	28,905
Class C.	—	—	14,755	133,241
Class E.	—	—	56	576
Class I.	—	—	3,069	31,767
Class R.	—	—	387	3,942
Class Y.	—	—	6,733	69,418
Advisor Class	—	—	3	32
Shares redeemed:				
Class A.	(57,710)	(947,609)	(91,659)	(1,819,214)
Class B.	(2,142)	(32,167)	(3,549)	(68,403)
Class C.	(12,778)	(186,615)	(27,215)	(490,677)
Class E.	(21)	(350)	(14)	(226)
Class I.	(18,696)	(323,724)	(8,458)	(124,906)
Class R.	(991)	(15,979)	(459)	(9,840)
Class Y.	(15,611)	(273,118)	(19,714)	(360,105)
Advisor Class	—*	(7)	(1)	(29)
Net increase.	57,353	$ 905,651	33,742	$ 149,426

| | For the fiscal year ended March 31, | | | |
| | 2010 | | 2009 | |
Ivy Real Estate Securities Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	2,631	$ 32,989	4,984	$ 80,972
Class B.	51	627	173	3,012
Class C.	135	1,672	333	5,666
Class E.	13	169	12	202
Class I.	308	4,383	34	556
Class R.	14	184	9	130
Class Y.	1,289	16,785	1,295	19,401
Shares issued in reinvestment of distributions to shareholders:				
Class A.	164	2,144	289	3,432
Class B.	—*	4	3	34
Class C.	4	51	8	87
Class E.	1	9	1	6
Class I.	2	22	2	27
Class R.	—*	5	—*	4
Class Y.	144	1,872	184	2,189
Shares redeemed:				
Class A.	(3,611)	(44,794)	(6,344)	(83,751)
Class B.	(146)	(1,792)	(321)	(4,111)
Class C.	(182)	(2,206)	(393)	(5,202)
Class E.	(3)	(38)	(4)	(58)
Class I.	(132)	(1,744)	(30)	(393)
Class R.	(4)	(52)	—*	(5)
Class Y.	(1,103)	(13,796)	(1,147)	(16,737)
Net increase (decrease)	(425)	$ (3,506)	(912)	$ 5,461

*Not shown due to rounding.

| | For the fiscal year ended March 31, | | | |
| | 2010 | | 2009 | |
Ivy Bond Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A..	9,087	$ 86,676	5,285	$ 48,655
Class B..	464	4,427	323	2,952
Class C..	1,426	13,502	1,702	15,393
Class E..	120	1,145	74	674
Class I..	452	4,389	7	60
Class Y..	581	5,381	182	1,632
Shares issued in reinvestment of distributions to shareholders:				
Class A..	357	3,377	324	2,962
Class B..	9	86	8	77
Class C..	32	302	22	202
Class E..	6	61	4	40
Class I..	1	10	1	8
Class Y..	15	144	2	13
Shares redeemed:				
Class A..	(3,480)	(32,616)	(4,059)	(36,603)
Class B..	(218)	(2,022)	(202)	(1,815)
Class C..	(1,011)	(9,450)	(785)	(7,052)
Class E..	(26)	(252)	(26)	(230)
Class I..	(410)	(3,978)	(6)	(52)
Class Y..	(141)	(1,276)	(26)	(227)
Net increase...	7,264	$ 69,906	2,830	$ 26,689

| | For the fiscal year ended March 31, | | | |
| | 2010 | | 2009 | |
Ivy Global Bond Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A..	7,652	$ 76,626	5,104	$ 48,927
Class B..	199	1,996	643	6,358
Class C..	2,605	26,083	1,673	16,246
Class I..	1,066	10,673	527	5,256
Class Y..	777	7,775	1,041	10,190
Shares issued in reinvestment of distributions to shareholders:				
Class A..	159	1,598	77	709
Class B..	13	128	12	106
Class C..	40	403	17	154
Class I..	23	226	16	148
Class Y..	29	287	17	160
Shares redeemed:				
Class A..	(2,611)	(26,185)	(1,709)	(16,138)
Class B..	(304)	(3,055)	(23)	(216)
Class C..	(760)	(7,636)	(329)	(3,085)
Class I..	(313)	(3,166)	(2)	(21)
Class Y..	(343)	(3,436)	(201)	(1,951)
Net increase...	8,232	$ 82,317	6,863	$ 66,843

| | For the fiscal year ended March 31, | | | |
| | 2010 | | 2009 | |
Ivy Mortgage Securities Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	3,652	$ 29,389	4,120	$ 36,588
Class B.	34	275	133	1,148
Class C.	178	1,438	602	5,235
Class E.	3	22	8	71
Class I.	77	610	9	73
Class Y.	59	468	253	2,355
Shares issued in reinvestment of distributions to shareholders:				
Class A.	709	5,670	1,117	9,731
Class B.	17	136	37	321
Class C.	32	255	62	535
Class E.	2	14	2	15
Class I.	1	10	2	14
Class Y.	15	120	36	317
Shares redeemed:				
Class A.	(5,793)	(46,080)	(14,682)	(127,097)
Class B.	(222)	(1,755)	(728)	(6,271)
Class C.	(562)	(4,466)	(1,297)	(11,088)
Class E.	(3)	(28)	(5)	(45)
Class I.	(45)	(362)	(8)	(65)
Class Y.	(365)	(2,926)	(778)	(6,875)
Net decrease	(2,211)	$(17,210)	(11,117)	$ (95,038)

7. DERIVATIVE INSTRUMENTS

During the fiscal year ended March 31, 2010, each Fund adopted an accounting standard that amended and expanded disclosures about derivative instruments and hedging activities. This standard requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Fund include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's loss will consist of the net amount of contractual payments that the Fund has not yet received.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Swap Agreements. Certain Funds may invest in swap agreements.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. A Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. A Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into over-the-counter (OTC) option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Collateral. The Fund may mitigate counterparty risk through credit support annexes (CSA) included with an International Swaps and Derivatives Association, Inc. (ISDA) Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund to offset with its counterparty certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 1 "Segregation and Collateralization" for additional information with respect to collateral practices.

Objectives and Strategies

Ivy Small Cap Value Fund. The Fund's objective in using derivatives during the period was to gain exposure to certain market sectors that it cannot get through the purchase of equity securities. To achieve this objective, the Fund utilized options, both written and purchased, on an index in the sector it wished to gain exposure to.

There were no open derivative instruments as of March 31, 2010.

The effect of derivative instruments on the Statement of Operations for fiscal year ended March 31, 2010:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Equity	Net realized gain (loss) on investments in unaffiliated securities and written options	$9	$0

During the fiscal year ended March 31, 2010, the Fund's average number of purchased option contracts and written option contracts outstanding was less than 1.

Ivy Value Fund. The Fund's objective in using derivatives during the period was to generate additional income from written option premiums. To achieve these objectives, the Fund had primarily written put and call options on equity securities the Fund owned.

Fair values of derivative instruments as of March 31, 2010:

Type of Derivative	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Equity	N/A	$0	Written options at market value	$77

The effect of derivative instruments on the Statement of Operations for the fiscal year ended March 31, 2010:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Equity	Net realized gain (loss) on written options/ Net change in unrealized appreciation depreciation on written options	$341	$(1)

During the fiscal year ended March 31, 2010, the Fund's average number of written option contracts outstanding was 2.

Ivy Cundill Global Value Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

Fair values of derivative instruments as of March 31, 2010:

Type of Derivative	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$5,780	Unrealized depreciation on forward foreign currency contracts	$578

The effect of derivative instruments on the Statement of Operations for the fiscal year ended March 31, 2010:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$(16,700)	$7,755

During the fiscal year ended March 31, 2010, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $137,739 and $134,951, respectively.

Ivy European Opportunities Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Fair values of derivative instruments as of March 31, 2010:

	Asset Derivatives		Liability Derivatives	
Type of Derivative	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$586	Unrealized depreciation on forward foreign currency contracts	$404

The effect of derivative instruments on the Statement of Operations for the fiscal year ended March 31, 2010:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$(309)	$182

During the fiscal year ended March 31, 2010, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $9,195 and $9,193, respectively.

Ivy International Balanced Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Fair values of derivative instruments as of March 31, 2010:

	Asset Derivatives		Liability Derivatives	
Type of Derivative	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$538	N/A	$0

The effect of derivative instruments on the Statement of Operations for the fiscal year ended March 31, 2010:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$(905)	$2,140

During the fiscal year ended March 31, 2010, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $10,349 and $10,340, respectively.

Ivy International Core Equity Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

There were no open derivative instruments as of March 31, 2010.

The effect of derivative instruments on the Statement of Operations for the fiscal year ended March 31, 2010:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$658	$(382)

During the fiscal year ended March 31, 2010, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $1,352 and $1,416, respectively.

Ivy International Growth Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Fair values of derivative instruments as of March 31, 2010:

Type of Derivative	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$1,554	N/A	$0

The effect of derivative instruments on the Statement of Operations for the fiscal year ended March 31, 2010:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$(532)	$1,794

During the fiscal year ended March 31, 2010, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $13,387 and $13,561, respectively.

Ivy Pacific Opportunities Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, managing exposure to various foreign currencies, and generating additional income from written option premiums. To achieve the objective of hedging market risk on equity securities, the Fund utilized futures and total return swaps on foreign equity indices. To manage foreign currency exposure, the Fund utilized forward contracts to decrease exposure to a given currency. To generate income, the Fund had primarily written put and call options on securities the Fund owned.

Fair values of derivative instruments as of March 31, 2010:

Type of Derivative	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$1,751	N/A	$0

The effect of derivative instruments on the Statement of Operations for the fiscal year ended March 31, 2010:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Equity	Net realized gain (loss) on investments in unaffiliated securities, written options, futures contracts and swap agreements/Net change in unrealized appreciation (depreciation) on written options and futures contracts	$(8,914)	$ (130)
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	(737)	1,469
Total		$(9,651)	$1,339

During the fiscal year ended March 31, 2010, the Fund's average principal amount outstanding and market value outstanding for forward contracts and futures contracts, respectively, were as follows: short forward contracts – $22,081, long forward contracts – $21,920, short futures contracts – $2,364. Additionally, the Fund's average number of purchased option contracts and written option contracts outstanding was 1 and 3,655, respectively.

Ivy Global Natural Resources Fund. The Fund's objectives in using derivatives during the period were to hedge market risk on equity securities, increase exposure to specific sectors or companies, and manage exposure to various foreign currencies. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures on equity indices and purchased option contracts on individual equity securities. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Fair values of derivative instruments as of March 31, 2010:

Type of Derivative	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Equity	Investments in unaffiliated securities	$ 323,700	N/A	$ 0
Foreign currency	Unrealized appreciation on forward foreign currency contracts	2,039	Unrealized depreciation on forward foreign currency contracts	5,468
Total		$ 325,739		$ 5,468

The effect of derivative instruments on the Statement of Operations for the fiscal year ended March 31, 2010:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Equity	Net realized gain (loss) on investments in unaffiliated securities and futures contracts/ Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities	$(85,137)	$34,861
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	(11,239)	(1,347)
Total		$(96,376)	$33,514

During the fiscal year ended March 31, 2010, the Fund's average principal amount outstanding and market value outstanding for forward contracts and futures contracts, respectively, were as follows: short forward contracts – $136,226, long forward contracts – $135,829, short futures contracts – $237,372. Additionally, the Fund's average number of purchased option contracts outstanding was 228.

Ivy Bond Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen, as determined by the Fund's manager, the duration of the Fund.

Fair values of derivative instruments as of March 31, 2010:

	Asset Derivatives			Liability Derivatives	
Type of Derivative	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value
Interest rate	Variation margin receivable	$42		Variation margin payable	$41

The effect of derivative instruments on the Statement of Operations for the fiscal year ended March 31, 2010:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Interest rate	Net realized gain (loss) on futures contracts/ Net change in unrealized appreciation (depreciation) on futures contracts	$618	$(200)

During the fiscal year ended March 31, 2010, the Fund's average market value outstanding for short futures contracts and long futures contracts was $12,225 and $12,736, respectively.

Ivy Global Bond Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either hedge a position held by the Fund or to gain exposure to a currency where a foreign bond is not available.

Fair values of derivative instruments as of March 31, 2010:

	Asset Derivatives			Liability Derivatives	
Type of Derivative	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$24		Unrealized depreciation on forward foreign currency contracts	$286

The effect of derivative instruments on the Statement of Operations for the fiscal year ended March 31, 2010:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$(145)	$(860)

During the fiscal year ended March 31, 2010, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $10,009 and $9,817, respectively.

Ivy Mortgage Securities Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen, as determined by the Fund's subadvisor, the duration of the Fund.

Fair values of derivative instruments as of March 31, 2010:

	Asset Derivatives			Liability Derivatives	
Type of Derivative	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value
Interest rate	N/A	$0		Variation margin payable	$13

The effect of derivative instruments on the Statement of Operations for the fiscal year ended March 31, 2010:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Interest rate	Net realized gain (loss) on futures contracts/ Net change in unrealized appreciation (depreciation) on futures contracts	$285	$502

During the fiscal year ended March 31, 2010, the Fund's average market value outstanding for short futures contracts was $15,182.

8. COMMITMENT

In connection with Ivy Pacific Opportunities Fund's investment in Vietnam Azalea Fund Limited (VAF), the Fund is contractually committed to provide additional capital of up to $1,696 if and when VAF requests such contributions or draw downs. The total commitment is limited to $5,000. At March 31, 2010, Ivy Pacific Opportunities Fund had made a total contribution of $3,304. No public market currently exists for the shares of VAF nor are the shares listed on any securities exchange. VAF intends to become listed within one year after the final commitment has been drawn down. VAF's investment strategy is to make minority investments in future blue-chip Vietnamese companies that are already listed or intend to be listed in the next 24 months.

9. AFFILIATED COMPANY TRANSACTIONS

A summary of the transactions in affiliated companies during the fiscal year ended March 31, 2010 follows:

	3–31–09 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[2]	Distributions Received	3–31–10 Share Balance	3–31–10 Market Value
Ivy Managed European/Pacific Fund							
Ivy European Opportunities Fund, Class I . . .	904	$ 3,770	$12,736	$ (6,074)	$ 295	745	$ 16,026
Ivy Pacific Opportunities Fund, Class I[1]	3,087	17,235	3,295	(1,445)	—	4,196	63,611
					$ 295		$ 79,637

	3–31–09 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[2]	Distributions Received	3–31–10 Share Balance	3–31–10 Market Value
Ivy Managed International Opportunities Fund							
Ivy European Opportunities Fund, Class I . . .	583	$ 3,335	$ 351	$ (194)	$ 290	739	$ 15,896
Ivy International Balanced Fund, Class I	3,261	6,699	15,063	(4,578)	83	2,920	39,915
Ivy International Core Equity Fund, Class I . .	2,336	6,587	1,617	(593)	388	2,734	40,741
Ivy International Growth Fund, Class I	642	12,612	442	(171)	367	1,116	32,655
Ivy Pacific Opportunities Fund, Class I[1]	1,583	7,136	457	(186)	—	2,079	31,522
					$1,128		$160,729

	3–31–09 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3–31–10 Share Balance	3–31–10 Market Value
Ivy Pacific Opportunities Fund							
Vietnam Azalea Fund Limited[1]	500	$ —	$ —	$ —	$ —	500	$ 2,355

	3–31–09 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3–31–10 Share Balance	3–31–10 Market Value
Ivy Global Natural Resources Fund							
Alpha Natural Resources, Inc.[1]	1,050	$205,894	$ 6,987	$ 454	$ —	6,500	$324,285
Yingli Green Energy Holding Company Limited, ADR[1]	8,000	—	10,578	(3,496)	—	7,500	95,550
					$ —		$419,835

(1) No dividends were paid during the preceding 12 months.
(2) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

10. WRITTEN OPTION ACTIVITY

For Ivy Small Cap Value Fund, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2009	—	$ —
Options written	2	210
Options terminated in closing purchase transactions	(2)	(210)
Options exercised	—	—
Options expired	—	—
Outstanding at March 31, 2010	—	$ —

For Ivy Value Fund, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2009	1	$ 70
Options written	9	334
Options terminated in closing purchase transactions	(2)	(130)
Options exercised	(1)	(36)
Options expired	(6)	(187)
Outstanding at March 31, 2010	1	$ 51

For Ivy Value Fund, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2009	—*	$ 16
Options written	4	236
Options terminated in closing purchase transactions	—*	(26)
Options exercised	—	—
Options expired	(3)	(159)
Outstanding at March 31, 2010	1	$ 67

For Ivy Pacific Opportunities Fund, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2009	11,865	$ 230
Options written	9	567
Options terminated in closing purchase transactions	(11,868)	(418)
Options exercised	—	—
Options expired	(6)	(379)
Outstanding at March 31, 2010	—	$ —

For Ivy Pacific Opportunities Fund, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2009	11,868	$ 996
Options written	14	1,646
Options terminated in closing purchase transactions	(11,867)	(409)
Options exercised	—	—
Options expired	(15)	(2,233)
Outstanding at March 31, 2010	—	$ —

11. REGULATORY AND LITIGATION MATTERS

Ivy International Growth Fund received $616 during the fiscal year ended March 31, 2010 as a result of the distribution of funds relating to the settlement from third party late trading and market timing activities related to the Fund. This amount is included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities.

12. SUBSEQUENT EVENT

On April 1, 2010, each series of Ivy Funds was reorganized into a corresponding new series of Ivy Funds, a Delaware statutory trust. These Ivy Funds reorganizations were approved by the shareholders of each series of Ivy Funds at joint shareholder meetings held on January 15, 2009. Additionally, on April 1, 2010, all Advisor class shares were converted to Class I shares.

To the Shareholders and Board of Trustees of Ivy Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Dividend Opportunities Fund, Ivy Small Cap Value Fund, Ivy Value Fund, Ivy Managed European/Pacific Fund, Ivy Managed International Opportunities Fund, Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy International Balanced Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Pacific Opportunities Fund, Ivy Balanced Fund, Ivy Global Natural Resources Fund, Ivy Real Estate Securities Fund, Ivy Bond Fund, and Ivy Mortgage Securities Fund, sixteen of the funds constituting Ivy Funds (the "Trust"), as of March 31, 2010, and the related statements of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the fiscal periods presented. We have also audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Micro Cap Growth Fund and Ivy Global Bond, two of the funds constituting the Trust, as of March 31, 2010, and the related statements of operations for the fiscal year then ended, and the statements of changes in net assets and the financial highlights for the fiscal year then ended and for the fiscal periods from February 17, 2009 (commencement of operations) through March 31, 2009 for Ivy Micro Cap Growth Fund and from April 4, 2008 (commencement of operations) through March 31, 2009 for Ivy Global Bond Fund. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2010, by correspondence with the custodian, brokers, and transfer agent; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the portfolios constituting Ivy Funds as of March 31, 2010, the results of their operations for the fiscal year then ended, the changes in their net assets for each of the fiscal periods presented, and the financial highlights for each of the fiscal periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, MO
May 20, 2010

AMOUNTS NOT ROUNDED

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2010:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Dividend Opportunities Fund	$1,925,246	$1,925,246
Ivy Micro Cap Growth Fund	—	—
Ivy Small Cap Value Fund	—	—
Ivy Value Fund	158,200	158,200
Ivy Managed European/Pacific Fund	—	86,763
Ivy Managed International Opportunities Fund	—	520,733
Ivy Cundill Global Value Fund	2,584,525	4,263,344
Ivy European Opportunities Fund	—	5,265,855
Ivy International Balanced Fund	—	1,161,824
Ivy International Core Equity Fund	—	4,704,649
Ivy International Growth Fund	—	1,963,944
Ivy Pacific Opportunities Fund	—	—
Ivy Balanced Fund	1,953,905	1,953,905
Ivy Global Natural Resources Fund	—	—
Ivy Real Estate Securities Fund	—	—
Ivy Bond Fund	—	—
Ivy Global Bond Fund	—	—
Ivy Mortgage Securities Fund	—	—

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Dividend Opportunities Fund	$ —
Ivy Micro Cap Growth Fund	—
Ivy Small Cap Value Fund	—
Ivy Value Fund	—
Ivy Managed European/Pacific Fund	—
Ivy Managed International Opportunities Fund	—
Ivy Cundill Global Value Fund	—
Ivy European Opportunities Fund	—
Ivy International Balanced Fund	—
Ivy International Core Equity Fund	—
Ivy International Growth Fund	—
Ivy Pacific Opportunities Fund	—
Ivy Balanced Fund	—
Ivy Global Natural Resources Fund	—
Ivy Real Estate Securities Fund	—
Ivy Bond Fund	—
Ivy Global Bond Fund	—
Ivy Mortgage Securities Fund	—

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. As of March 31, 2010, the Funds hereby designate the following as a foreign tax credit from the taxes paid on income derived from sources within foreign countries or possession of the United States:

	Foreign Tax Credit	Foreign Derived Income
Ivy Dividend Opportunities Fund	$ —	$ —
Ivy Micro Cap Growth Fund	—	—
Ivy Small Cap Value Fund	—	—
Ivy Value Fund	—	—
Ivy Managed European/Pacific Fund	—	—
Ivy Managed International Opportunities Fund	—	—
Ivy Cundill Global Value Fund	722,976	7,063,780
Ivy European Opportunities Fund	661,356	8,668,892
Ivy International Balanced Fund	424,001	9,439,623
Ivy International Core Equity Fund	788,479	13,599,672
Ivy International Growth Fund	418,264	4,877,317
Ivy Pacific Opportunities Fund	468,501	7,213,193
Ivy Balanced Fund	—	—
Ivy Global Natural Resources Fund	3,451,474	34,726,979
Ivy Real Estate Securities Fund	—	—
Ivy Bond Fund	—	—
Ivy Global Bond Fund	—	—
Ivy Mortgage Securities Fund	—	—

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

BOARD OF TRUSTEES AND OFFICERS
Ivy Funds

The Trust is governed by the Board of Trustees (the Board). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Funds' day-to-day operations. The members of the Board are also Directors for, and similarly oversee the operations of, each of the 14 funds in Ivy Funds, Inc. which, together with the 18 Funds in the Ivy Funds comprise the Ivy Family of Funds. The Waddell & Reed Fund Complex (Fund Complex) is comprised of the Ivy Family of Funds and the Advisors Fund Complex, which is comprised of each of the funds in the Waddell & Reed Advisors Funds (20 funds), Ivy Funds Variable Insurance Portfolios (24 funds) and Waddell & Reed InvestEd Portfolios (3 funds). Jarold W. Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Advisors Fund Complex.

Joseph Harroz, Jr. serves as Independent Chair of the Trust's Board and of the Board of Directors of Ivy Funds, Inc.

A trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. The Board appoints officers and delegates to them the management of the day-to-day operations of each of the Funds, based on policies reviewed and approved by the Board, with general oversight by the Board.

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

DISINTERESTED TRUSTEES

The following table provides information regarding each Disinterested Trustee.

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	TRUSTEE SINCE	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD DURING PAST 5 YEARS
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	Trust: 2002 Fund Complex: 2002	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1979 to present)	Director of Guaranty State Bank & Trust Co. (financial services); Director of Guaranty, Inc. (financial services); Member of Kansas Board of Regents (2007 to present); Director of Advisors Fund Complex (47 portfolios overseen);
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	Trust: 2002 Fund Complex: 2002	Secretary of Streetman Homes, LLP (homebuilding company) (2001 to present); Chief Executive Officer (CEO) of PacPizza LLC (Pizza Hut franchise) (2000 to 2004); Partner, Century Bridge Partners (2007 to present); Manager, Premium Gold Foods (2007 to present)	None
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Independent Chair

Trustee | Trust: 2006

Trust: 2002 Fund Complex: 1998 | President and Chief Operating Officer (COO), Graymark HealthCare (a NASDAQ listed company) (2008 to present); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma Law School (1997 to present); Managing Member, Harroz Investments, LLC (commercial enterprise investments)(1998 to present); LSQ Manager, Inc. (2007 to present) | Director of Valliance Bank NA; Director of Advisors Fund Complex (47 portfolios overseen) |
| Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951 | Trustee | Trust: 2002 Fund Complex: 2002 | Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Vice President of the Board, Castle Valley Ranches, LLC (ranching) (1995 to present) | Director, Thomas Foundation for Cancer Research |
| Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937 | Trustee | Trust: 2002 Fund Complex: 1995 | Retired Emeritus; University of Missouri at Kansas City (2003 to present); formerly Dean, Block School of Business (1980-1986), Vice Chancellor (1988-1991), Chancellor (1992-1999) and Professor of Business Administration, University of Missouri at Kansas City (until 2003) | Director of Advisors Fund Complex (47 portfolios overseen) |

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	TRUSTEE SINCE	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD DURING PAST 5 YEARS
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	Trust: 2002 Fund Complex: 2002	Retired	Director of Executive Board, Cox Business School, Southern Methodist University; Director of Northwestern Mutual Life Series Funds (29 portfolios overseen); Advisors Funds; Director, TDAX Independence Funds ; CTMG, Inc. (clinical testing)
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	Trust: 1999* Fund Complex: 2002	Retired; CEO and Director of Asgard Holding, LLC (computer network and security services) (2002 to 2004)	Director, EMT Investments, Inc. (real estate)

*Mr. Tighe has been a Trustee for Ivy Funds since 1999. Ivy Funds became part of the Fund Complex in 2002, when Waddell & Reed Financial, Inc. (WDR) acquired the investment adviser of Ivy Funds.

INTERESTED TRUSTEE

A Trustee is "interested" by virtue of his/her engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including each Fund's investment manager, IICO, the Fund's principal underwriter, IFDI, and each Fund's accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of his/her personal ownership in shares of WDR.

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	TRUSTEE SINCE	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD DURING PAST 5 YEARS
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President	Trust: 2002 Fund Complex: 2001	Chairman of WDR (2010 to present); CEO of WDR (2005 to present); CEO and Chairman of IICO (2002 to present); President, CEO and Chairman of Waddell & Reed Investment Management Company (WRIMCO) (1993 to present); formerly Chief Investment Officer (CIO) of WDR (1998 to 2005); formerly CIO of WRIMCO (1991 to 2005) and IICO (2002 to 2005); President of each of the funds in the Fund Complex	Director of WDR, IICO, WISC, Waddell & Reed, Inc. and WRIMCO; Director of each of the funds in the Advisors Fund Complex (47 portfolios overseen); Director, Blue Cross Blue Shield of Kansas City; Director, United Way of Greater Kansas City
	Trustee	Trust: 2002 Fund Complex: 1998		

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Funds' officers are:

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	OFFICER OF TRUST/ FUND COMPLEX SINCE	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD DURING PAST 5 YEARS
Mara D. Herrington 6300 Lamar Avenue Overland Park KS 66202 1964	Vice President	Trust: 2006 Fund Complex: 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present)	None
	Secretary	Trust: 2006 Fund Complex: 2006		
Joseph W. Kauten 6300 Lamar Avenue Overland Park KS 66202 1969	Vice President	Trustee: 2006 Fund Complex: 2006	Principal Financial Officer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006)	None
	Treasurer	Trust: 2006 Fund Complex: 2006		
	Principal Accounting Officer	Trust: 2006 Fund Complex: 2006		
	Principal Financial Officer	Trust: 2007 Fund Complex: 2007		

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	OFFICER OF TRUST/ FUND COMPLEX SINCE	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD DURING PAST 5 YEARS
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 1967	Vice President	Trust: 2002 Fund Complex: 2000	Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007); Secretary of each of the funds in the Fund Complex (2000 to 2006); formerly, Vice President of WRIMCO (2000-2007); formerly Secretary of each of the funds in the Fund Complex (2000-2006)	None
	Assistant Secretary	Trust: 2006 Fund Complex: 2006		
	Associate General Counsel	Trust: 2002 Fund Complex: 2000		
Scott J. Schneider 6300 Lamar Avenue Overland Park KS 66202 1968	Vice President	Trust: 2006 Fund Complex: 2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the Funds in the Fund Complex	None
	Chief Compliance Officer	Trust: 2004 Fund Complex: 2004		
Daniel C. Schulte 6300 Lamar Avenue Overland Park KS 66202 1965	Vice President	Trust: 2002 Fund Complex: 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None
	General Counsel	Trust: 2002 Fund Complex: 2000		
	Assistant Secretary	Funds: 2002 Fund Complex: 2000		

Ivy Funds

The following privacy notice is issued by Ivy Funds (the Funds), Ivy Investment Management Company (IICO) and Ivy Funds Distributor, Inc. (IFDI).

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how Ivy Funds voted proxies relating to portfolio securities during the most recent 12 month period ending June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Trust's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

- On the Ivy Funds' website at www.ivyfunds.com.

HOUSEHOLDING NOTICE
Ivy Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Ivy Funds Family

Domestic Equity Funds

Ivy Capital Appreciation Fund

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy European Opportunities Fund

Ivy International Balanced Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund

Specialty Funds

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Mortgage Securities Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.

Ivy Funds®
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217
www.ivyfunds.com
Ivy Funds Distributor, Inc.

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ANN-IVYTRUST (3–10)